As filed with the Securities and Exchange Commission on October 3, 2007.

Registration No. 333-146072

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

China Digital TV Holding Co., Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	7372	98-0536440
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Jingmeng High-Tech Building B, 4th Floor

No. 5 Shangdi East Road

Haidian District, Beijing 100085

People’s Republic of China

(+86-10) 6297-1199

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(+1-212) 590-9200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Chun Wei Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong (+852) 2826-8688	Matthew Bersani Shearman & Sterling LLP 12th Floor Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong (+852) 2978-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary shares, par value $0.0005 per share (3)	13,800,000	$15	$207,000,000	$6,355(4)

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States, including ordinary shares underlying American depositary shares that may be purchased by the underwriters pursuant to an option to purchase additional American depositary shares. The ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 filed with the Securities and Exchange Commission on September 21, 2007 (Registration No. 333-146232). Each American depositary share represents one ordinary share.
(4)	Of $6,355, $5,508 was paid previously and $847 is being paid herewith.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated October 3, 2007

12,000,000 American Depositary Shares

China Digital TV Holding Co., Ltd.

REPRESENTING 12,000,000 ORDINARY SHARES

China Digital TV Holding Co., Ltd. is offering 12,000,000 American depositary shares, or ADSs, each representing one ordinary share. This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. We anticipate that the initial public offering price of the ADSs will be between $13 and $15 per ADS.

We have received approval to list our ADSs on the New York Stock Exchange under the symbol “STV.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 13.

PRICE $             AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per ADS	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 1,800,000 ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs evidenced by the American depositary receipts on             , 2007.

MORGAN STANLEY	CREDIT SUISSE

PIPER JAFFRAY	CIBC WORLD MARKETS	NEEDHAM & COMPANY, LLC

                    , 2007

永新视博
CHINA DIGITAL TV

We Are the Leading Provider of Conditional Access Systems to China's Rapidly Growing Market

Our CA systems are installed at 130 digital TV network operators

We sell smart cards

that enable digital TV network operators to control access to their programs

智能卡

We develop software that is used in

CA systems for digital TV network operators

Set-top boxes for digital TV subscribers

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs representing our ordinary shares only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

We have not taken any action to permit a public offering of our ordinary shares or ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of our ordinary shares or ADSs and the distribution of this prospectus outside of the United States.

Until                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in the prospectus. This summary does not contain all of the information you should consider before investing in our ADSs. You should read the entire prospectus carefully. Unless the context otherwise requires, information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option. All references to “CDTV Holding,” “we,” “us” or “our” include China Digital TV Holding Co., Ltd., its subsidiaries, the businesses acquired from Novel-Tongfang Information Engineering Co., Ltd., or N-T Information Engineering, and, in the context of describing our operations and consolidated financial information, also include Beijing Novel-Tongfang Digital TV Technology Co., Ltd., or N-T Digital TV. All references to and statements regarding China and the People’s Republic of China, or the PRC, in this prospectus do not apply to Hong Kong, Macau or Taiwan. All references to “RMB” or “Renminbi” are to the legal currency of China and all references to “U.S. dollars” and “$” are to the legal currency of the United States. Except as context would otherwise require, all references to the number of the ordinary shares and the number of the Series A convertible redeemable shares, or Series A preferred shares, of our wholly owned subsidiary, China Digital TV Technology Co., Ltd., or CDTV BVI, take into account a 40-for-1 share split executed by CDTV BVI in May 2007.

Our Business

We are the leading provider of conditional access, or CA, systems to the PRC’s rapidly growing digital television market. Our CA systems, which consist of (i) smart cards that are inserted into set-top boxes at the subscriber’s end, or terminal end, (ii) software installed at the digital television network operator’s transmission point, or head end, and (iii) software for set-top boxes, enable digital television network operators to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. As of June 30, 2007, we had installed CA systems at 130 digital television network operators in 26 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We were the leading vendor of smart cards for CA systems in terms of smart cards shipped in the PRC for each of the first and second quarters of 2007, with a market share of approximately 44% in each quarter, according to Analysys International, a Beijing-based market research firm. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 85.6% and 87.9% of our total revenues in 2006 and in the six months ended June 30, 2007, respectively. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future. In addition, we license our set-top box design to set-top box manufacturers and sell advanced digital television application software such as electronic program guides and subscriber management systems to digital television network operators.

PRC television network operators are in the early stages of switching from analog to digital transmissions, and the PRC government has set a target of 2015 for operators nationwide to complete the digital transition. We are a primary beneficiary of this transition because CA systems are an essential component of any pay-television platform. We sell our CA systems and digital television application software to PRC television network operators including cable, satellite and terrestrial television network operators and enterprises that maintain private cable television networks within their facilities. Our top five customers, in terms of revenues in 2006, were Jiangsu Qingda Science and Technology Industries Co., Ltd., or Jiangsu Qingda, Dalian Tiantu Cable Network Stock Co., Ltd., Zibo Guangdian Tianwang Shixun Co., Ltd., Taiyuan Cable Television Network Co., Ltd., and Zunyi Municipal Radio and Television Information Network Center. China Central Television, the largest television broadcaster in the PRC, also uses our CA systems, as well as those from other vendors, to encrypt its programs for distribution to local digital television operators, although it is not a major contributor to our revenue.

We were founded in 2004 by Dr. Zengxiang Lu and Mr. Jianhua Zhu, who had worked together from 2001 at N-T Information Engineering, one of the PRC’s earliest CA systems vendors. We purchased N-T Information Engineering’s CA systems business in 2004 and continued to build upon the strong reputation that business had achieved. We sold 0.2 million, 1.5 million and 3.9 million smart cards in 2004, 2005 and 2006, respectively, and we sold 2.8 million smart cards in the six months ended June 30, 2007, compared to 1.3 million in the same period of 2006. Our net revenues increased from $3.6 million in 2004 to $13.1 million in 2005 and $30.4 million in 2006. Our net revenues increased from $10.4 million in the six months ended June 30, 2006 to $21.6 million in the same period of 2007. Our net income increased from $4.5 million in 2005 to $13.0 million in 2006 and from $3.4 million in the six months ended June 30, 2006 to $12.2 million in the six months ended June 30, 2007.

Our Industry

The PRC has the largest television viewing market in the world, with televisions in 362 million households, of which 139 million households subscribed to cable television, as of December 31, 2006, according to Analysys International. The commercial potential of the PRC cable television industry, however, has yet to be fully developed. The PRC cable television industry has the following characteristics:

•	state ownership of television network operators;

•	highly fragmented market;

•	high degree of government regulation with respect to program content, advertising and business operations;

•	low penetration of cable television and digital television;

•	low average revenues per subscriber; and

•	lack of unique content and value-added services.

Digital television offers a range of advantages over analog television, including enhanced picture quality, more efficient use of bandwidth, improved content protection and the opportunity to offer value-added services to viewers. The transition from analog to digital television services in the PRC introduces significant opportunities in the PRC cable television industry. This transition is being driven by the following key factors:

•

Strong government support. In 2003, the PRC State Administration of Radio, Film and Television, or the SARFT, announced a target of 2010 for all television broadcasts to be made in digital format (in addition to any parallel transmissions in analog format) and a target of 2015 for cable television networks to switch off all analog transmissions. In February 2007, the SARFT ordered cable television network operators nationwide to continue to provide at least six analog television channels for the indefinite future for the benefit of those unable or unwilling to subscribe to digital television services.

•

Mandatory migration of analog subscribers to digital subscriptions. Once the conversion to digital service is approved by a public hearing within a given municipality in the PRC, the municipal authority typically sets a timetable of one to three years for the completion of system-wide implementation. Because there are currently few alternative services, such as terrestrial or satellite broadcasting, that transmit programming beyond six analog channels to those neighborhoods affected by the conversion, a substantial majority of television viewers have been willing to subscribe to the new digital services despite, in many cases, increased subscription fees.

•

Availability of funds for digitalization. The SARFT has authorized cable television network operators to apply for rate increases to cover the costs associated with digitalization. The improved revenue prospects of the cable network operators have, in turn, encouraged banks to provide them with loans to finance the initial rollout.

•

Potential for higher revenues per household. Digital television offers network operators a range of potential new revenue sources. In addition to basic monthly subscription fees, network operators may charge extra for premium programs and value-added services. In addition, as each television requires its own set-top box in order to unscramble the digital signals, network operators can charge separate subscription fees for each television set within a single household.

•

Ease of enforcing payment. Operators that transmit scrambled digital signals can enforce payment by sending instructions to the set-top boxes of non-paying viewers to stop unscrambling their transmission signals, without needing to physically disconnect the cable, as generally has been the case with PRC operators transmitting unscrambled analog signals.

CA systems are an essential component of any digital television platform. The CA systems industry in the PRC has expanded along with the growth of digital television networks. Most CA systems vendors in the PRC do not produce set-top boxes, and there is intense competition among both software and hardware vendors. As a result, vendors of CA systems whose products are compatible with a wide range of set-top boxes have a competitive advantage. According to Analysys International, the shipment of smart cards associated with CA systems in the PRC will grow from 8.7 million in 2006 to 45.9 million in 2010, representing a compound annual growth rate of 51.6%.

Our Strengths

As one of the pioneers in the PRC digital cable television market, we have moved quickly to identify market trends and develop technology, products and services that address the evolving needs of television network operators throughout the PRC. Drawing on our early-mover advantage, strong market position and advanced technological capabilities, we believe we are well-situated to capture the opportunities presented by a fragmented and highly dynamic market with demands that vary from customer to customer. In particular, we consider our core competitive strengths to be as follows:

•	leading market position in the PRC’s fast-growing CA systems market;

•	knowledge of and strong relationships in local cable television markets across the PRC;

•	consistent, high-quality customer service;

•	extensive relationships with set-top box manufacturers and players in the cable television industry;

•	proprietary CA systems technology tailored to the PRC market; and

•	experienced and market-savvy leadership team.

Our Strategies

Our goal is to extend our leading position in the digital television market and enter other content-protection markets in the PRC by pursuing the following strategies:

•	leveraging our leading market position and strong reputation to win new customers;

•	developing new business from existing customers;

•	cooperating with cable television network operators to provide value-added services;

•	augmenting our strong commitment to research and development;

•	developing new markets in content protection for other terminal devices; and

•	selectively acquiring businesses that enhance our product portfolio and proprietary technology.

Risks and Uncertainties

Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, without limitation, the following:

•	the willingness of television viewers in the PRC to pay for digital television programs or value-added services;

•	our ability to continue to attract customers who are installing new CA systems or to develop a significant source of recurring revenues;

•	our ability and the ability of our customers to respond effectively to technological and commercial challenges in the television broadcasting industry;

•	the intense competition that we face in the rapidly evolving PRC market for digital television CA systems;

•	uncertainties and changes in the regulatory environment of, and government policies towards, the PRC television broadcasting industry;

•	the potential for a breach of the security provided by our CA systems and products;

•

uncertainties and changes in other PRC laws, regulations or government policies, including those relating to encryption products, that could materially and adversely affect the development of our business; and

•	our ability to diversify our business and expand our sources of revenue.

See “Risk Factors” beginning on page 13 for a more detailed discussion of these and other risks that we face.

Corporate Structure

We are a Cayman Islands holding company and conduct substantially all of our business through Beijing Super TV Co., Ltd., or Super TV, our operating subsidiary in the PRC, and through N-T Digital TV, a PRC company that we control through contractual arrangements. We own 100% of the equity interest of CDTV BVI, a British Virgin Islands holding company that, in turn, directly owns 100% of the equity interest of Super TV. In light of the PRC regulatory environment relating to the CA systems industry, we have established N-T Digital TV, which is wholly owned by PRC citizens, to produce and sell our CA systems in the PRC. We do not have any equity interests in N-T Digital TV, but have entered into a series of contractual arrangements with N-T Digital TV and its shareholders, which enable us to:

•	exercise substantive control over N-T Digital TV;

•	enjoy the economic benefits derived from N-T Digital TV; and

•	have a security interest over, and an exclusive and irrevocable option to purchase all or part of, the equity interests in N-T Digital TV.

See “Our Corporate Structure” beginning on page 42 and “Related Party Transactions” beginning on page 116 for a more detailed discussion of these contractual arrangements.

The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	Ms. Wei Gao is a PRC citizen employed by an affiliated company of SB Asia Infrastructure Fund L.P., or SAIF, a principal shareholder of our company.
(2)	N-T Information Engineering is (i) 10% owned by Mr. Hong Zhou, who is a brother-in-law of Mr. Hua Guo, one of our directors and (ii) 90% owned by Beijing Shi Xun Hu Lian Technology Co., Ltd., a PRC company, which is, in turn, (a) 40% owned by Mr. Wangzhi Chen, who is a brother-in-law of Mr. Yuk Shing Wong, a principal shareholder of our company, (b) 40% owned by Ms. Jingxiu Tan, who is the mother of Mr. Jianhua Zhu, our chief executive officer and one of our directors, and (c) 20% owned by Mr. Hong Zhou. All the owners of N-T Information Engineering are PRC citizens.
(3)	Three of our directors, Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Hua Guo, are also directors of N-T Digital TV.

In March 2004, CDTV BVI was incorporated as a holding company in the British Virgin Islands, or BVI. Following the establishment of CDTV BVI, we restructured our operations, in connection with an investment by SAIF, by establishing Super TV, a wholly owned subsidiary of CDTV BVI, on May 31, 2004. On the same day, N-T Information Engineering and Ms. Li Yang, a PRC citizen employed by SAIF, established N-T Digital TV. In June 2004, N-T Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-T Digital TV acquired from N-T Information Engineering its set-top box design business.

In April 2007, a new holding company, CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI, as a result of which CDTV BVI became a wholly owned subsidiary of CDTV Holding. In August 2007, with our consent, Ms. Li Yang transferred her entire equity interest in N-T Digital TV to Ms. Wei Gao, a PRC citizen employed by an affiliated company of SAIF.

Corporate Information

Our principal executive office is located at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, and our telephone number is (+86-10) 6297-1199.

Industry Information

We operate in an industry in which it is difficult to obtain precise industry and market information. Although we have obtained some industry data from third-party sources that we believe to be reliable, in certain cases we have based certain statements contained in this prospectus regarding our industry and our position in the industry on our estimates concerning our customers and competitors. Unless otherwise noted, the statistical data contained in this prospectus regarding the digital television market and conditional access systems industry is based on data we obtained from the TV International Sourcebook 2007, a publication of Informa Telecom & Media, a London-based provider of business intelligence to telecommunications and media markets, or Analysys International.

We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent. Except as otherwise specified, this pricing information and those contractual amounts are translated at $1.00 to RMB7.6120, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on June 29, 2007. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Relating to the People’s Republic of China—Fluctuations in exchange rates could result in foreign currency exchange losses.” On October 2, 2007, the noon buying rate was RMB7.5093 to $1.00.

THE OFFERING

Unless otherwise indicated, information in this prospectus assumes that the underwriters will not exercise their over-allotment option. See “Underwriting” beginning on page 151.

Price per ADS	We estimate that the initial public offering price per ADS will be between $13 and $15.

This Offering	12,000,000 ADSs, representing 12,000,000 ordinary shares, par value $0.0005 per share.

The ADSs

Each ADS represents one ordinary share. The ADSs will be evidenced by the American depositary receipts, or ADRs.

•      The depositary will be the holder of the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

•      Although we do not expect to pay dividends in the foreseeable future, in the event we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•      You may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.

•      We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective and you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Over-allotment Option	We have granted to the underwriters the right, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,800,000 ADSs from us at the initial public offering price less underwriting discounts and commissions to cover over-allotments.

ADSs Outstanding Immediately After This Offering	12,000,000 ADSs (or 13,800,000 ADSs if the underwriters exercise their over-allotment option in full).

Ordinary Shares Outstanding Immediately After This Offering	55,496,932 shares (or 57,296,932 shares if the underwriters exercise their over-allotment option in full).

Use of Proceeds	We estimate that we will receive net proceeds of approximately $153.3 million, assuming an initial public offering price per ADS of $14, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, (or $176.8 million if the underwriters exercise their over-allotment option in full) from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use our net proceeds from this offering for research and development, sales and marketing, acquisitions and general corporate purposes. See “Use of Proceeds.”

Lock-up	We and our directors, executive officers, existing shareholders and share option holders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 690,000 ADSs (assuming exercise in full of the over-allotment option by the underwriters), to certain of our directors, officers, employees or their friends and families, business associates and other persons associated with us through a directed share program.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

New York Stock Exchange Symbol	“STV”

Depositary	Deutsche Bank Trust Company Americas.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

The summary consolidated statements of operations data and summary consolidated cash flow data for the years ended December 31, 2004, 2005 and 2006 and the summary consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, an independent registered public accounting firm. The report of Deloitte on those consolidated financial statements is also included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2004 have been derived from our audited consolidated financial statements not included in this prospectus.

The summary consolidated statements of operations data and summary consolidated cash flow data for the six months ended June 30, 2006 and 2007 and the summary consolidated balance sheet data as of June 30, 2007 (other than the pro forma as adjusted data) have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full year.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Years ended December 31,			Six months ended June 30,
	2004(a)	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(In thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	$1,388	$9,291	$26,443	$8,970	$19,105
Services	2,300	3,855	4,182	1,439	2,563

	3,688	13,146	30,625	10,409	21,668
Business tax	(61)	(60)	(255)	(57)	(116)

Net revenues	3,627	13,086	30,370	10,352	21,552
Cost of revenues(b)
Products	458	1,936	4,726	1,506	2,683
Services	1,339	1,967	1,859	569	1,216

	1,797	3,903	6,585	2,075	3,899
Gross profit	1,830	9,183	23,785	8,277	17,653

Total operating expenses(b)	(3,019)	(3,830)	(5,296)	(2,079)	(4,419)
Income/(loss) from operations	(1,189)	5,353	18,489	6,198	13,234
Interest income	12	117	278	134	122
Impairment of long-term investment	(358)	—	—	—	—
Recognition of the change in the fair value of the warrant	(472)	(18)	(5,406)	(2,703)	—

Income/(loss) before income taxes	(2,007)	5,452	13,361	3,629	13,356
Income tax	21	66	59	16	(1,193)

Net income/(loss) before minority interest	(1,986)	5,518	13,420	3,645	12,163
Minority interest	1,319	975	430	232	—
Net income/(loss)	(3,305)	4,543	12,990	3,413	12,163
Deemed dividend to preferred shareholder at issuance	(7,427)	—	—	—	—
Cash dividend to preferred shareholder	—	—	(5,731)	—	—

Net income/(loss) attributable to holders of ordinary shares	$(10,732)	$4,543	$7,259	$3,413	$12,163

Earnings per share data:
Net income/(loss) per share-basic ordinary shares	$ (0.36)	$0.11	$0.24	$0.08	$0.28
Net income/(loss) per share-basic preferred shares	1.32	0.11	0.54	0.08	0.28
Net income/(loss) per share-diluted	$ (0.36)	$0.11	$0.21	$0.08	$0.26

Weighted average shares used in calculating basic net income/(loss) per share-ordinary shares	30,000,000	30,000,000	30,488,889	30,000,000	34,000,000
Weighted average shares used in calculating basic net income/(loss) per share-preferred shares	5,638,889	10,000,000	10,519,120	10,434,560	9,496,932
Weighted average shares used in calculating diluted net income/(loss) per share	30,000,000	30,000,000	34,225,321	33,310,806	37,283,285

	As of December 31,			As of June 30,
	2004	2005	2006	2007	Pro Forma As Adjusted(c)
				(unaudited)
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,278	$8,272	$21,137	$16,366	$169,709
Total assets	9,545	16,217	33,505	33,498	186,841
Total liabilities	5,585	6,362	21,564	8,218	8,218
Minority interest	1,969	2,944	4,000	4,000	4,000
Series A convertible redeemable preferred shares	12,000	12,000	16,078	16,078	—
Total shareholders’ equity/(deficiency)	$(10,009)	$(5,089)	$(8,137)	$5,202	$174,623

	Years ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(In thousands of U.S. dollars)
Consolidated Cash Flow Data:
Net cash provided by operating activities	$1,198	$5,933	$21,090	$7,706	$6,830
Net cash used in investing activities	(1,575)	(3,066)	(1,408)	(161)	(567)
Net cash provided by/(used in) financing activities	$5,655	$3	$(7,273)	$626	$(11,300)

	Years ended December 31,			Six months ended June 30,
	2004(d)	2005	2006	2006	2007
	(In millions)
Selected Operating Data:
Number of smart cards sold	0.2	1.5	3.9	1.3	2.8

(a)	The consolidated statements of operations data for the year ended December 31, 2004 also include the results of operations of the smart card and CA systems business of N-T Information Engineering through June 7, 2004, on which date such business was transferred to N-T Digital TV, our variable interest entity.
(b)	The table below shows the allocation of share-based compensation charges to cost of revenues and our operating expense line items for the periods indicated:

	Years ended December 31,			Six months ended June 30,
Share-Based Compensation Related to:	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(In thousands of U.S. dollars)
Cost of revenues	—	$10	$20	$1	$25
Operating expenses	—	202	317	27	662

Total	—	$212	$337	$28	$687

(c)	The pro forma as adjusted balance sheet information as of June 30, 2007 assumes (i) the conversion of our outstanding Series A preferred shares into ordinary shares as of June 30, 2007, and (ii) the issuance and sale of 12,000,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the estimated net proceeds from this offering, each based on an assumed initial offering price of $14 per ADS (which is the midpoint of the estimated public offering price range), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $14 per ADS would increase (decrease) each of cash and cash equivalents, total assets and total shareholders’ equity/(deficiency) by $11.2 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

(d)	The number of smart cards sold for the year ended December 31, 2004 also includes those sold by the smart card and CA systems business of N-T Information Engineering through June 7, 2004.

RISK FACTORS

You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before deciding to invest in our ADSs. The trading price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

The PRC television broadcasting industry may not digitalize as quickly as we expect, as a result of which our revenues would be materially adversely affected.

Our future success depends upon the pace at which PRC television network operators switch from analog to digital transmission. Analysys International projects that the number of digital cable television subscribers in the PRC will grow from 12.5 million as of December 31, 2006 to 111.2 million as of December 31, 2010. However, various factors may cause PRC television network operators to convert from analog to digital transmission at a slower pace. The PRC government, which has strongly encouraged television network operators to digitalize their networks and has set a target of 2015 for all, except for up to six, analog channels to be switched off, may relax or cancel the 2015 target. PRC television viewers may fail to subscribe to digital television services in sufficient numbers to support wide-scale digitalization. PRC television network operators may decide that the commercial benefits of digitalization are outweighed by the costs or other commercial or policy considerations. If any of these or other factors were to cause the pace of digitalization to proceed significantly more slowly than we anticipate, our sales of CA systems, in particular smart cards, would suffer significantly, and our revenues would be materially adversely affected.

Changes in the regulatory environment of, and government policies towards, the PRC television network industry could materially adversely affect our revenues.

Strong PRC government support has been a significant driver of the PRC television broadcasting industry’s transition from analog to digital transmission. Although the PRC government has set a target of 2015 for all television networks to switch to digital transmissions, terminating all analog transmissions except for up to six channels that will continue in service for the benefit of those unable to afford digital television, there is no assurance that the government will not change or adjust its digitalization policies at any time, including canceling or relaxing the target for digitalization. If the digitalization process in the PRC were to be slowed down or otherwise adversely affected by any government action or inaction, we may not be able to develop new customers or attract new business from existing customers, and our revenues would be materially adversely affected.

Furthermore, the television broadcasting industry in the PRC is a highly regulated industry. Government regulations with respect to television broadcasting content, the amount and content of advertising, the pricing of pay-television subscriptions, the role of private-sector investment and the role of foreign investment significantly influence the business strategies and operating results of our customers. For example, the SARFT issues licenses without which our customers cannot operate, and it may withdraw such licenses for violation of its regulations. Among other things, the SARFT must approve the creation of new premium content channels and has the power to order television network operators to stop airing programs or advertising that it considers illegal or inappropriate. Any of such adverse government actions against television network operators could in turn cause us to lose existing or potential customers.

In addition, many of our customers are directly or indirectly owned by the central PRC government or provincial or local governments. As a result, their business strategies and capital expenditure budgets are significantly influenced by government policies at various levels. Any change in the business strategies of our customers that leads to a reduction in the funds available to purchase our CA systems could have a material adverse effect on our business, operating results and financial condition. Furthermore, any changes in regulation that might result in the consolidation of the PRC cable television network industry could, among other things, substantially increase the bargaining power of the consolidated network operators over us and require us to reduce the prices of our CA systems and other products and services, which could, in turn, materially adversely affect our net income.

If significant numbers of television viewers in the PRC are unwilling to pay for digital television or value-added services, we may not be able to sustain our current revenue level.

The substantial majority of our revenues are derived from digital television network operators who purchase our head-end CA systems software and smart cards to insert in the set-top boxes of their subscribers. Therefore, we are substantially dependent upon the television network operators’ ability to sell digital television subscriptions to viewers. In addition, the success of our efforts to generate future revenues by offering television network operators new software applications that facilitate the delivery of value-added services to viewers ultimately depends on whether viewers are willing to pay for such value-added services.

However, television network operators may be unsuccessful in promoting digital television or value-added services. Television viewers in the PRC are accustomed to receiving television for free or for a very low price. Even viewers who are accustomed to paying for cable television subscriptions have historically paid very low rates and may not be willing to pay significantly higher rates for digital television services, or additional fees for value-added services. If cable television operators are unable to develop unique and compelling content to differentiate themselves from terrestrial broadcasters or offer value-added services that meet viewers’ needs at an affordable price, they may find it difficult to persuade viewers to accept the pay-television model or pay more for digital cable television or value-added services than viewers have historically paid for analog cable television. In that event, our customers’ digital subscriber numbers may not grow and we may be unable to sustain our current revenue level.

If significant numbers of television network operators who have already installed our CA system head-end software fail to purchase commercial quantities of our smart cards, we may not be able to sustain our current revenue level.

Television network operators who purchase and install our CA systems head-end software generally purchase our smart cards in batches over a period of months as they roll out digital services to their subscribers in stages. Most of our revenues are derived from the sale of smart cards to customers who are engaged in such service roll-outs. However, certain television network operators have installed our CA systems head-end software and subsequently failed to purchase commercial quantities of our smart cards. Factors that may cause a television network operator to suspend or halt its digitalization using our products include, but are not limited to, changes in such television network operator’s management priorities or financial condition, and a decision by such television network operator to carry out digitalization using the CA systems of a competitor. If significant numbers of television network operators who have already installed our CA systems head-end software fail to purchase commercial quantities of our smart cards, we may not be able to sustain our current revenue level.

We derive substantially all of our revenues from customers who are installing new CA systems, who may not require system upgrades or new applications for some time if at all. If we are unable to continue attracting new customers to install our CA systems or persuade existing customers to purchase our system upgrades or value-added applications, our profitability and prospects may be materially adversely affected.

CA systems vendors in more mature digital television markets, such as the United States and Europe, derive revenues not only from the purchase of new CA systems by television network operators who are switching from analog to digital transmissions but also from the purchase of new and replacement smart cards, system upgrades and new value-added services by existing customers. In the PRC, however, cable television network operators are still in the initial phase of purchasing CA systems and introducing digital content and services to their subscribers. To date, none of our customers has made a follow-on purchase for system upgrades or card replacements. As a result, the success of our business depends entirely on our ability to attract a continuing stream of customers who are switching from analog to digital transmission. If we are unable to continue attracting sufficient numbers of such customers, or to begin developing a significant source of recurring revenues, our profitability and prospects may be materially adversely affected.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects, and our rapid growth to date may not be sustainable.

Since our incorporation in March 2004, we have enjoyed rapid growth in revenues. Our net revenues increased 132.1% and 260.7% in 2006 and 2005, respectively, compared to the prior year. Our net revenues increased 108.2% for the six months ended June 30, 2007, compared to the same period in 2006. Such revenue growth rates may not be representative of future growth or be sustainable. As our operating history is limited, the revenue and income potential of our business and markets are unproven. Our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

•	develop new customers or new business from existing customers;

•	expand the technical sophistication of the products we offer;

•	respond effectively to competitive pressures; and

•	attract and retain qualified management and employees.

We cannot predict whether we will meet internal or external expectations of our future performance. If we are not successful in addressing these risks and uncertainties, our business, operating results and financial condition may be materially adversely affected.

Our business will suffer if we do not respond effectively to technological or commercial changes in our industry.

Our business and the market in which we operate are characterized by rapid commercial and technological change, evolving industry standards and frequent product enhancements. As digital broadcasting becomes more popular in the PRC, television network operators are likely to seek more sophisticated CA technology that offers them greater reliability, flexibility and functionality in delivering protected content or value-added services to viewers. As methods of distributing information and entertainment evolve, CA technology may also need to evolve to provide content protection for distribution platforms other than television, such as mobile phones. Our continued success will depend, in part, on our ability to develop and market products and services that respond to technological changes and evolving market demand or industry standards in a timely and cost-effective manner. We will need to invest significant financial resources in research and development to keep pace with technological advances in the CA systems industry and related industries. However, research and development activities are inherently uncertain, and our significant expenditures on research and development may not yield corresponding benefits. If we fail to develop and introduce products and services that effectively respond to technical changes and evolving market demand or industry standards and compete effectively with products and services offered by our competitors, our sales may be significantly reduced and we may not be able to sustain our current revenue level.

A significant portion of our revenues in any single period depends on a limited number of customers. If one customer defers or cancels its orders or chooses our competitors’ products or services, our revenues in such period could decline significantly.

We currently derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers, although the particular customers may vary from period to period. As digital cable television networks are in their infancy in the PRC, the largest shipments of smart cards are to operators who are launching new digital transmission systems and need to purchase in bulk for their new networks. For example, three customers each contributed more than 10% of our total revenues in 2005, representing an aggregate of 44.1% of our total revenues during 2005, and two customers each contributed more than 10% of our total revenues in 2006, representing an aggregate of 27.5% of our total revenues during 2006. One customer contributed more than 10% of our total revenues in the six months ended June 30, 2007, representing 11.4% of our revenues in that period. If a customer significantly reduces the volume of its purchases from us, defers or cancels orders or terminates its relationship with us, our revenues could decline significantly and, as a result, our business, operating results and financial condition could be materially adversely affected.

Our business may suffer if cable television network operators, who currently comprise our primary customer base, do not compete successfully with existing and emerging alternative platforms for delivering television programs, including terrestrial networks, Internet protocol television and satellite broadcasting networks.

Our existing customers are mainly cable television network operators in the PRC, which compete with traditional terrestrial television networks for the same pool of viewers. As technologies develop, other means of delivering information and entertainment to television viewers are evolving. For example, some telecommunications companies in the PRC are seeking to compete with terrestrial broadcasters and cable television network operators by offering Internet protocol television, or IPTV, which allows telecommunications companies to stream television programs through telephone lines. While the PRC Ministry of Information Industry, or the MII, so far has issued only five IPTV licenses, it may issue significantly more licenses in the future. In addition, the SARFT issued a broadcast license last year to the PRC’s first direct satellite broadcast company, which is expected to begin commercial operation this year. We may not be as successful in selling our CA systems to the operators of IPTV or satellite television networks as we have been in selling to cable television network operators. To the extent that the terrestrial television networks, telecommunications companies and satellite television network operators compete successfully with cable television network operators for viewers, the ability of our existing customer base to attract and retain subscribers may be adversely affected. As a result, demand for additional smart cards will falter and we may not be able to sustain our current revenue level.

Our business could be harmed if the security provided by our CA systems is compromised.

We face risks relating to the failure of our CA systems to block unauthorized access to the television networks of our customers. Our CA systems use a combination of signal scrambling and encryption to prevent unauthorized viewing of our customers’ television programs. An important component of our CA systems is the smart cards we provide for our customers’ individual subscribers. Unauthorized viewing and use of content could be accomplished by counterfeiting our smart cards, stealing our system’s authorization messages or security codes, or in any other way thwarting our CA systems’ security features. Any significant security breach could require us to develop and implement solutions that could be costly or time-consuming, or to replace an operator’s smart cards at our own expense. For example, pursuant to our contracts with buyers of our CA systems, if we were unable to remedy such security breach with system modifications, we could be obligated to replace the cards free of charge if the breach occurs within the first year (or in some cases, within the first two or three years) after sale. Most of our CA systems and smart cards have been in use for only a relatively short period of time. Even though we have not experienced any significant counterfeiting or other security breach, we cannot assure you that our current assumptions regarding the security of our CA systems are reasonable. We could be obligated to incur a significant portion of the cost of replacing our smart cards in future years. See “Our Business—Our Products and Services—CA Systems.” The cost of smart card replacement and the damage to our reputation could have a material adverse effect on our business, operating results and financial condition.

We generally do not have long-term contracts with suppliers of computer chips or the companies that manufacture our smart cards. If any of our computer chip suppliers or smart-card manufacturers is unable to fulfill our orders in time or at all, we may be unable to deliver smart cards to our customers on time or at all, which could have a material adverse effect on our business, operating results and financial condition.

We generally do not have long-term contracts with our suppliers. We purchase substantially all of the computer chips that are used in our smart cards from two suppliers, STMicroelectronics, or STM, and ACG Identification Technologies Asia Pte. Ltd., or ACG, which is an agent for Infineon Technologies AG, or Infineon. In addition, we use two smart-card manufacturers, China Electronics Smart Card Co., Ltd., or China Electronics, and the China Sciences Group, to embed the computer chips into plastic cards. We generally place purchase orders with our computer chip and smart card suppliers as needed to meet our customers’ demand. Generally, our computer chip and smart card suppliers are not under any contractual obligation to accept our purchase orders or fulfill them within our desired time frame. However, we entered into a one-year contract with China Electronics on July 18, 2007 that requires China Electronics to fulfill our orders in accordance with an agreed schedule. Any significant delay or failure by any of our suppliers or manufacturers to fulfill our orders for computer chips or smart cards could force us to obtain computer chips or smart cards from alternative sources at higher cost, negatively affecting our operating margins, or could prevent us from delivering smart cards in the required quantities to our customers on time. Any such failure by us could have a material adverse effect on our reputation, retention of customers, business, operating results and financial condition, and may subject us to claims from our customers.

We face intense competition, which could reduce our market share and harm our financial performance.

The market for digital television CA systems and software applications is intensely competitive. Several of the world’s leading developers and producers of CA systems, including Conax AS, Irdeto Access BV, Kudelski SA and NDS Group, operate in the PRC market. We also compete with domestic CA systems vendors, including Compunicate Technologies Inc., DVN Holdings Ltd. and Sumavision Technologies Co., Ltd. Some of our competitors have substantially greater financial, technical and other resources than we do, and may respond more quickly than us to technological or commercial changes in our industry. In addition, some competitors offer their CA systems at a lower price than we do. We may need to reduce our prices to compete with them, which may lead to reduced margins or loss of market share. See “Our Business—Competition.”

We depend upon key personnel, including our senior executives and technical and engineering staff, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily on the continued service of our key executives. In particular, we rely on the expertise and experience of Mr. Jianhua Zhu, our chief executive officer, Dr. Zengxiang Lu, chairman of our board of directors and our chief strategy officer, and Mr. Jian Han, our chief technology officer, in our business operations and technology development efforts, and on their relationships with the regulatory authorities, our customers, our suppliers, our employees and our operating company, N-T Digital TV. If any of Mr. Zhu, Dr. Lu or Mr. Han becomes unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company, we may not be able to replace them easily, our business may be significantly disrupted and our business, operating results and financial condition may be materially adversely affected. We do not currently maintain key-man insurance for any of our key personnel.

Furthermore, our future success depends heavily upon our ability to recruit and retain experienced technical and engineering staff. There is substantial competition for qualified technical personnel from other companies in our industry as well as from businesses outside our industry, and we may not be successful in retaining technical and engineering employees and recruiting new ones. If we are unsuccessful in our recruitment and retention efforts, our business may be materially adversely affected.

Our attempts to diversify our business and expand our revenues by cooperating with digital television network operators to provide value-added television services may not be successful and may prove costly.

We are pursuing strategies to expand and diversify our revenues, including cooperating with digital television network operators to offer premium cable television services such as electronic program guides, pay-per-view programming and video-on-demand. To this end, we have held discussions with selected cable television network operators. However, our discussions with these cable television network operators may not lead to successful cooperation with such operators. We also have no prior experience cooperating with television network operators in providing value-added services, and may not be successful in doing so. In addition, our attempts to develop this new business model may be time-consuming and may distract our management from developing our existing lines of business, which could adversely affect our business, operating results and financial condition.

We may face difficulties implementing our acquisition strategy, including identifying suitable opportunities and integrating acquired businesses and assets with our existing operations, which could have a material adverse effect on our business, operating results and financial condition.

As part of our business strategy, we intend to enhance our capabilities by acquiring other companies or businesses that complement our existing business or enhance our product portfolio and proprietary technology. However, our ability to implement our acquisition strategy will depend on our ability to identify suitable acquisition candidates, our ability to compete effectively to attract and reach agreement with acquisition candidates on commercially reasonable terms and the availability of financing to complete larger acquisitions, as well as our ability to obtain any required shareholder or government approvals. In addition, any particular acquisition may not produce the intended benefits. For example, we may not be successful in integrating acquisitions with our existing operations and personnel, and the process of integration may cause unforeseen operating difficulties and expenditures and may attract significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue new shares that dilute the interests of our other shareholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to the impairment of goodwill or the amortization of other intangible assets with estimable useful lives.

Our business could be harmed if a defect in our software, technology or services interferes with, or causes any failure in, our customers’ systems.

Our software and technology are integrated into the television transmission infrastructure of our customers. Accordingly, a defect, error or performance problem with our software or technology could interfere with, or cause a critical component of, one or more of our customers’ systems to fail for a period of time. Any negligence or error of our employees in the course of their performance of system integration, upgrade or maintenance services for our customers may also cause malfunctioning, suspension or failure of our customers’ systems. Occurrence of such incidents could result in claims for substantial damages against us, regardless of whether we are responsible for such failure. Any claim brought against us could be expensive to defend and require the expenditure of a significant amount of resources, regardless of whether we prevail. In addition, we do not currently maintain any product or business liability insurance. Although we have not experienced any such material interference or failure in the past, our potential exposure to this risk may increase as sales of our products and customer demand for our upgrade or maintenance services grow. Any future problem in this area could cause severe customer service and public relations problems for our customers.

N-T Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production and sale of encryption products. The relevant PRC government authorities could require N-T Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business.

The PRC government introduced regulations in 1999 generally requiring a company that engages in the production and sale of encryption products to obtain two licenses, one for the production of encryption products and the other for the sale and distribution of encryption products, and the implementation rules for issuing such two licenses were promulgated in December 2005. Under these regulations and rules, a company generally is only allowed to produce and/or sell encryption products that use algorithms designated by the encryption authority and such products shall also be certified by the encryption authority. The encryption authority initially designated permitted algorithms for CA systems in April 2007. Like many other vendors of CA systems in the PRC, N-T Digital TV has been producing and selling CA systems using algorithms other than those designated by the encryption authority. The encryption authority has allowed a transition period, of a duration yet to be determined at the sole discretion of the encryption authority, for vendors of CA systems to comply with this requirement to use the government-designated algorithms. See “Regulation—Regulation of Encryption Industry.” N-T Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006. It has commenced the process of applying for a license for the sale of encryption products, but its efforts may not be successful. If its efforts to obtain such license are unsuccessful, it may be required to discontinue selling encryption products. In addition, if N-T Digital TV fails to adopt the government-designated algorithms for its CA systems products at the end of the transition period, it may be required to discontinue the production and sale of its non-compliant CA systems. If N-T Digital TV fails to obtain a license for the sale of encryption products but continues such sales and if the relevant PRC government authorities deem such sales activities to be in violation of the applicable regulations, or if the relevant PRC government authorities deem N-T Digital TV’s production of encryption products prior to June 2006 to be in violation of the applicable regulations, they may impose sanctions against N-T Digital TV. Such sanctions may include confiscation of income from non-compliant activities, fines of up to three times the amount of income from non-compliant activities and revocation of the licenses already issued. Imposition of such sanctions may result in material disruptions to our business operations, damage to our reputation and financial losses. As a result, our business, operating results and financial condition may be materially adversely affected.

Enforcement of certain recent PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems and our business could be materially adversely affected as a result.

The PRC encryption authority recently introduced regulations that require users to use only encryption products that are certified by the encryption authority and purchased from vendors who hold an encryption product sales license. We have commenced the process of applying for but not yet obtained an encryption product sales license. In addition, our CA systems have not been certified by the encryption authority because we have not adopted the government-designated algorithms for our CA systems. King & Wood, our PRC counsel, has advised us that because the encryption authority has allowed a transition period, of a duration yet to be determined at the sole discretion of the encryption authority, for us to adopt the government-designated algorithms, it is unlikely that the encryption authority will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. However, if we have not obtained the required encryption products sales license or the certification for our CA systems upon the expiration of the transition period, enforcement of the above-mentioned regulatory requirements could prevent our prospective customers from purchasing our CA systems. In addition, even if we do obtain the required encryption product sales license and develop products incorporating algorithms certified by the PRC encryption authority, we cannot assure you that we will be able to successfully market such products. As a result, our business, operating results and financial condition may be materially adversely affected.

We may incur development costs and may be required to pay certain fees in order to use the algorithms designated by the PRC encryption authority for CA systems.

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the PRC encryption authority. As the encryption authority did not designate any algorithms for CA systems until April 2007, we have been using algorithms in our CA systems other than those designated by the encryption authority. If we are required by the government authorities to instead use the algorithms designated by the encryption authority in our CA systems, we may incur costs to develop new products adopting such algorithms and may have to pay certain fees to the government for such usage. Development costs and the payment of such fees, the amount of which remains unclear, may have an adverse material effect on our profit margin if we cannot pass on such increased costs to our customers.

We depend on N-T Information Engineering for the use of the English and Chinese names “Novel-Tongfang” and the Novel-Tongfang logo. We may face disruptions to our business operations if we ceased to have the use of these trademarks.

We depend on N-T Information Engineering for the use of the English and Chinese names for “Novel-Tongfang” and the Novel-Tongfang logo pursuant to a non-exclusive license agreement. N-T Information Engineering has registered these names and this logo as trademarks. Pursuant to our agreement with N-T Information Engineering, we may use these trademarks free of charge for as long as they remain registered. Currently, we use these trademarks in all of the CA systems we sell in the PRC. The registrations for these trademarks expire at various dates in 2013. We cannot assure you that N-T Information Engineering will renew the trademarks’ registration when they expire in 2013. In addition, N-T Information Engineering has the right to terminate our trademark license without cause upon giving six months’ prior written notice, or immediately if N-T Information Engineering deems we have made improper use of the licensed trademarks or that the quality of our products sold using the licensed trademarks is inadequate. Moreover, as the license agreement between N-T Information Engineering and N-T Digital TV is non-exclusive, N-T Information Engineering may license these trademarks to any third parties, which could dilute the value of the brand.

Furthermore, N-T Information Engineering relies on a license granted by Tsinghua Tongfang Co., Ltd., or Tsinghua Tongfang, a company listed on the Shanghai Stock Exchange and a former shareholder of N-T Information Engineering, to use the “Tongfang” name in its corporate name and trademarks. The license from Tsinghua Tongfang is non-exclusive and can be terminated by Tsinghua Tongfang without cause upon giving six months prior notice, or immediately if Tsinghua Tongfang deems that N-T Information Engineering has made improper use of the licensed name. If Tsinghua Tongfang were to terminate its license with N-T Information Engineering, we could lose our right to use “Tongfang” in our corporate name and the trademarks we license from N-T Information Engineering. In addition, this license does not expressly grant N-T Information Engineering the right to sub-license the “Tongfang” name to us for use as part of our corporate name.

If we were to lose our right to use the English and Chinese names for “Novel-Tongfang” or the Novel-Tongfang logo, or if it were determined that we do not have a valid sub-license to use “Tongfang” as part of our corporate name, we would lose the benefit of the brand recognition of such names and logo or, in the case of lack of a valid sub-license, we may be held liable for infringement. As a result, we could face disruptions to our business operations.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

Our business relies on intellectual properties to stay competitive in the market place. We rely on a combination of patent, trademark and copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights and the obligations we have to third parties from whom we license intellectual property rights. Nevertheless, these afford only limited protection and policing unauthorized use of proprietary technology can be difficult and expensive. In addition, intellectual property rights historically have not been enforced in the PRC to the same extent as in the United States, and intellectual property theft presents a serious risk in doing business in the PRC. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights and this could have a material adverse effect on our business, operating results and financial condition.

We may be exposed to infringement or misappropriation claims by third parties that, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of any claims relating to our technology patents would involve complex technological, legal and factual questions and analyses and, therefore, the outcome would be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense of such claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and technical personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties or redesign our products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation. In addition, we could face disruptions to our business operations and damage to our reputation, and our operating results and financial condition could be materially adversely affected.

We rely on a single facility for almost all of our business operations. Any destruction of, or significant disruption to, this facility could severely affect our ability to conduct normal business operations.

Almost all of our business operations, including the encoding of our smart cards, which is an essential part of the smart card production process, all our research and development activities and our corporate headquarters are concentrated within a single facility that we lease in Beijing, PRC. As we do not maintain back-up facilities, we rely on this facility for the continued operation of our business. In addition, we currently do not maintain any business disruption or similar insurance coverage. A major earthquake, fire or other catastrophic event that results in the destruction of, or significant disruption to, the facility could severely affect our ability to complete sales or conduct other normal business operations. As a result, our business, operating results and financial condition could be materially adversely affected.

Our operating results may fluctuate significantly from quarter to quarter, which could adversely affect the price of our ADSs.

Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Historically, we have generally experienced a slow-down or decrease in smart card orders in the first quarter of the year due to the Chinese Lunar New Year holiday and an annual trade fair for the digital television, broadband and related industries in the PRC during such quarter. In addition, our quarterly revenues are subject to fluctuation because they substantially depend upon the timing of orders. Our quarterly revenues have generally reflected a small number of relatively large orders for our CA systems, which generally have long sales and order cycles. Our cost of revenue and operating expenses may also fluctuate from quarter to quarter. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. Our actual quarterly results may differ from market expectations, which could adversely affect the price of our ADSs.

Failure to manage our growth or develop appropriate internal organizational structures, internal control environment and risk monitoring and management systems in line with our rapid growth could negatively affect our business and prospects.

Our business and operations have expanded rapidly since our formation in 2004. Significant management resources must be expended to develop and implement appropriate structures for internal organization and information flow, an effective internal control environment and risk monitoring and management systems in line with our rapid growth, as well as to hire and integrate qualified employees into our organization. In addition, the disclosure and other ongoing obligations associated with becoming a public company will increase the challenges to our finance and accounting team. It is possible that our existing internal control and risk monitoring and management systems could prove to be inadequate. If we fail to appropriately develop and implement structures for internal organization and information flow, an effective internal control environment and a risk monitoring and management system, we may not be able to identify unfavorable business trends, administrative oversights or other risks that could materially adversely affect our business, operating results and financial condition.

In the course of preparing our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006, several significant deficiencies in our internal control over financial reporting were noted. We expect to incur extra costs in implementing measures to address such deficiencies. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. As a result, investor confidence and the trading price of our ADSs may be adversely impacted.

Upon the completion of this offering, we will become a public company in the United States that will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting; however, in connection with the audits of our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, our independent registered public accounting firm identified several “significant deficiencies” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States). The significant deficiencies identified related to (i) our inadequate accounting resources with a good understanding of U.S. GAAP and SEC reporting requirements, (ii) our failure to develop a comprehensive accounting policies and procedures manual, (iii) our failure to establish detailed financial closing and reporting policies and procedures and (iv) our failure to establish an internal audit function. We are in the process of implementing a number of measures to address the deficiencies that have been identified, including: (i) hiring a financial controller with a good understanding of U.S. GAAP and SEC reporting requirements, (ii) compiling an accounting policies and procedures manual, as supplemented or revised from time to time, coupled with enhanced training of our accounting and financial reporting staff, (iii) devoting additional personnel to our financial closing at each period end as well as establishing closing and reporting procedures and standards and (iv) hiring an internal audit manager with experience in internal controls and potentially engaging an outside consulting firm to assist in our internal control compliance efforts. We are working to implement these measures during 2007 and 2008, although we cannot assure you that we will complete such implementation. We currently expect to incur an aggregate cost of up to approximately $1 million in connection with our internal control compliance efforts in 2007 and 2008. However, the actual cost that we will incur may differ from our current estimate.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may need additional capital and we may not be able to obtain it, which could adversely affect our liquidity and financial position.

In order for us to grow, remain competitive, develop new products, expand our customer base and carry out acquisitions, we may seek to obtain additional capital in the future through selling additional equity or debt securities or obtaining a credit facility. Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	investors’ perception of, and demand for, securities of digital television components and related companies; and

•	economic, political and other conditions in the PRC and elsewhere.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the additional issuances of equity securities may result in significant dilution to our shareholders. The incurrence of debt would result in increased interest expense and could require us to agree to operating and financial covenants that would restrict our operations.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs.

Depending upon the value of our shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. There can be no assurance that we will not be a PFIC for the taxable year 2007 or future taxable years, as PFIC status is tested each year and depends on our assets and income in such year. Our PFIC status for the current taxable year 2007 will not be determinable until the close of the taxable year ending December 31, 2007.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. For example, we would be a PFIC for the taxable year 2007 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents and other assets that can be readily converted into cash. In particular, we would likely become a PFIC if the value of our outstanding shares were to decrease significantly while we hold substantial cash and cash equivalents.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or shares and you are a U.S. holder, you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of our ADSs or shares for a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special United States federal income tax reporting requirements. We cannot assure you that we will not be a PFIC for 2007 or any future taxable year. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see “Taxation—United States Federal Income Taxation—Taxation of Capital Gains—PFIC Rules.”

Risks Relating to Our Corporate Structure

If the PRC government determines that N-T Digital TV is a vendor of non-PRC CA systems by virtue of the agreements that establish the structure for operating our business, we could face difficulty selling our CA systems in the PRC.

SARFT policy requires any cable television network operator who uses a non-PRC CA system to install a parallel PRC CA system. Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or who are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary, Super TV, fall into the category of non-PRC CA systems. In light of this ambiguity, in order to avoid our CA systems being deemed non-PRC CA systems, we have established N-T Digital TV, which is wholly owned by PRC citizens, to produce and sell our CA systems. We do not have any equity interest in N-T Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-T Digital TV through contractual arrangements with N-T Digital TV and its shareholders. N-T Digital TV also holds the licenses and approvals that are essential to our business, and we derive a significant portion of our revenues from N-T Digital TV.

There are substantial uncertainties regarding the interpretation and application of the above-described PRC government policy and relevant PRC laws and regulations. Accordingly, the PRC government may determine that N-T Digital TV is a vendor of non-PRC CA systems by virtue of our contractual arrangements with N-T Digital TV and its shareholders. If N-T Digital TV is deemed to be a vendor of non-PRC CA systems by the PRC government, cable network operators may cancel their orders for our CA systems to avoid being required to install a parallel PRC CA system, and we may also lose potential customers who are not willing, or have no plan, to install a parallel PRC CA system for economic or other reasons. As a result, our business, financial condition and operating results could be materially adversely affected.

The agreements that establish the structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew N-T Digital TV’s license for the production of commercial encryption products, or refusing to issue any other license required to engage in an encryption-related business.

Our CA systems business uses encryption technology and thus is required by the relevant PRC laws and regulations to obtain a license to produce commercial encryption products. Although foreign-invested enterprises incorporated in the PRC, such as our subsidiary, Super TV, are not expressly prohibited from conducting a business that uses encryption technology, foreign-invested enterprises may have difficulty obtaining the necessary license due to the PRC encryption authority’s generally restrictive approach towards foreign participation in the PRC encryption industry. N-T Digital TV, which is wholly owned by PRC citizens and through which we conduct our CA systems business, has obtained a license to produce commercial encryption products as required for our business.

Our contractual arrangements with N-T Digital TV and its shareholders provide us with the economic benefits of, and substantive control over, N-T Digital TV. If the PRC encryption authority determines that our control over, or relationship with, N-T Digital TV through those contractual arrangements is contrary to their generally restrictive approach towards foreign participation in the PRC encryption industry, we can not assure you that the PRC encryption authority will not reconsider N-T Digital TV’s eligibility to hold the license to produce commercial encryption products. The PRC encryption authority may revoke, or refuse to renew, N-T Digital TV’s license to produce commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future. If that were to happen, we might have to discontinue all or a substantial portion of our business pending the re-issuance, extension or issuance of the required license. In addition, we might have to restructure our operation in order to have such license re-issued, extended or issued. Such restructuring may result in a loss or reduction of our control over, or the economic benefits we enjoy from, N-T Digital TV under existing contractual arrangements. As a result, our business, financial condition or operating results could be materially adversely affected.

Our contractual arrangements with our operating company, N-T Digital TV, and its shareholders may not be as effective in providing operational control as direct ownership and may be difficult to enforce.

In order for our CA systems not to be deemed by the PRC government as non-PRC CA systems, which may result in a competitive disadvantage for us in the PRC market, we have established N-T Digital TV, which is wholly owned by PRC citizens, to produce and sell our CA systems in the PRC. As a result, we generate a significant portion of our revenues through N-T Digital TV. We do not have any equity interest in N-T Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-T Digital TV through contractual arrangements with N-T Digital TV and its shareholders. N-T Digital TV also holds the licenses and approvals that are essential to our business. For a description of such contractual arrangements, see “Related Party Transactions—Shareholder Rights and Corporate Governance.” These arrangements may not be as effective in providing control over our operations as direct ownership would be. In particular, N-T Digital TV could fail to perform or make payments as required under these contractual arrangements, and we would have to rely on the PRC legal system to enforce these arrangements, which may not be effective. For example, we have entered into a share pledge agreement with the shareholders of N-T Digital TV under which such shareholders pledge their equity interests in N-T Digital TV to us. However, the relevant government agency has refused to register such kinds of pledges due to the lack of relevant registration procedures. Under the Property Rights Law of the PRC promulgated on March 16, 2007, which will become effective on October 1, 2007, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency. Without such registration, a pledgor could disregard a prior pledge and re-pledge the same equity interests to third parties. We cannot assure you that Super TV will be able to register the pledge on or prior to October 1, 2007, and if Super TV fails to do so, the effectiveness of such pledge will be adversely affected.

The shareholders or directors of N-T Digital TV may have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We do not have any equity interest in N-T Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-T Digital TV through contractual arrangements with N-T Digital TV and its shareholders. Conflicts of interests may arise between us and the shareholders of N-T Digital TV. In addition, three directors of N-T Digital TV are also directors of our company, and conflicts may arise between the duties they owe to N-T Digital TV and the duties they owe to us. We cannot assure you that if any such conflicts arise, any or all of the shareholders or directors of N-T Digital TV, as the case may be, will act in the best interests of our company or that such conflicts will be resolved in our favor. We have no specific policies or procedures for resolving any such conflicts that may arise. In addition, these shareholders or directors may breach, or cause N-T Digital TV to breach or refuse to renew, the existing contractual arrangements that allow us to effectively control N-T Digital TV and receive economic benefits from it. If we cannot satisfactorily resolve any conflicts of interest or disputes between us and the shareholders or directors of N-T Digital TV, we may have to rely on legal proceedings, which may involve substantial uncertainty and result in disruptions to our business operations.

Contractual arrangements we have entered into between Super TV and N-T Digital TV may be subject to scrutiny by the PRC tax authorities and any finding that we or N-T Digital TV owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Super TV, our wholly owned subsidiary in the PRC, and N-T Digital TV do not represent an arm’s-length price and consequently adjust N-T Digital TV’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by N-T Digital TV, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties.

Certain of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our three largest shareholders currently beneficially own a total of approximately 77.0% of our outstanding shares and following this offering will beneficially own approximately 60.4% of our outstanding shares, or 58.5% if the underwriters exercise their over-allotment option in full (in each case, assuming no purchase by these three shareholders of ADSs offered in this offering). Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. These shareholders may cause us to take actions that are opposed by other shareholders as the interests of these shareholders may differ from the interests of our other shareholders, including those who purchase the ADSs in this offering. See “Related Party Transactions” and “Principal Shareholders” for more information regarding the share ownership of our officers, directors and significant shareholders.

Risks Relating to the People’s Republic of China

Adverse changes in economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially adversely affect our business.

All of our assets are located in and all of our revenue is sourced from the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decade, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government has implemented certain measures, including recent interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, including a slowing or decline in investment in cable television networks, which in turn could adversely affect our operating results and financial condition.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. Our PRC operating subsidiary, Super TV, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises. N-T Digital TV is a privately-owned company and is subject to various PRC laws and regulations that are generally applicable to companies in the PRC. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially adversely affect our business and operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs, and could also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, the State-owned Assets Supervision and Administration Commission, or the SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, or the SAIC, the CSRC and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. The New M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

The application of the New M&A Rules with respect to this offering remains unclear. Our PRC counsel, King & Wood, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because we completed our restructuring in 2004 in connection with an equity investment in our company by a private equity investor more than two years prior to the promulgation of the New M&A Rules, we are not required by the New M&A Rules to apply to the CSRC for approval of the listing and trading of our ADSs on a U.S. stock exchange, unless we are clearly required to do so by any rules promulgated in the future. See “Regulation—Regulation of Overseas Listings.”

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

The SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.

The SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We have already notified and urged our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to make the necessary applications and filings, as required under this regulation. However, as these regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulation with other approval requirements, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our operating subsidiary, Super TV, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Super TV incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Super TV only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.

Under PRC laws and regulations, Super TV is required to set aside 10% of its after-tax profits each year to fund a statutory surplus reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of its registered capital. As a result of these PRC laws and regulations, Super TV is restricted in its ability to transfer a portion of its net assets to us in the form of dividends. Limitations on the ability of Super TV to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Substantially all of our revenues were denominated in Renminbi in 2006. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Super TV may purchase foreign exchange for settlement of “current account transactions,” including purchase of imported computer chips and payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to purchase computer chips from suppliers outside of the PRC or fund our business activities outside of the PRC denominated in foreign currencies or pay dividends in foreign currencies to our shareholders, including holders of our ADSs. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. This could affect the ability of Super TV to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

PRC regulation of loans and investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering as intended, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company, we may make loans or additional capital contributions to Super TV, our wholly owned subsidiary in the PRC, in order to utilize the proceeds of this offering in the manner described in “Use of Proceeds.” Any loans to Super TV are subject to PRC regulations and approvals. For example:

•	loans by us to Super TV, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the SAFE or its local counterpart; and

•	loans by us to N-T Digital TV, which is a domestic PRC entity, must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterpart.

We may also decide to finance Super TV by means of capital contributions, and such contributions must be approved by the MOFCOM or its local counterpart. We are unlikely to finance N-T Digital TV by means of capital contributions due to regulatory issues discussed in the “Regulation” section of this prospectus. We may not be able to obtain the relevant government registrations or approval on a timely basis, if at all, with respect to future loans or capital contributions by us to Super TV or to N-T Digital TV. If we fail to do so, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As a majority of our cash and cash equivalents are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This permitted floating range was raised to 0.5% in May 2007. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay after this offering, which will be exchanged into U.S. dollars, and earnings from and the value of any U.S. dollar-denominated investments we make in the future. In addition, since substantially all of our revenues are denominated in Renminbi while approximately half of our cost of revenues is denominated in U.S. dollars, fluctuations in the exchange rate could also impact our results of operations and financial condition.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our business, operating results and financial condition.

The PRC government has provided various incentives to Super TV and N-T Digital TV. These incentives include reduced enterprise income tax rates and value-added tax refunds. For example, as high and new technology enterprises incorporated and operated in Beijing High-Tech Development Experimental Zone, which is a designated high and new technology development zone, each of Super TV and N-T Digital TV is entitled to a preferential national income tax rate of 15%. In addition, each of Super TV and N-T Digital TV is entitled to income tax exemption from 2004 to 2006 and a 50% reduction of income tax from 2007 to 2009, which reduces the applicable income tax rate in each of these three years to 7.5%. Furthermore, for certain software-related products that are qualified as “software products” by PRC tax authorities, we receive tax refunds which effectively reduce the applicable value-added tax rate from 17% to 3%.

Super TV and N-T Digital TV must continue to meet a number of financial and non-financial criteria in order to continue to qualify for the tax reductions, refunds and tax holidays described above. Moreover, the government could determine at any time to eliminate or reduce the scale of such preferential tax policies. For example, a newly enacted PRC tax law that takes effect on January 1, 2008, could increase the enterprise income tax rate applicable to N-T Digital TV and Super TV. The new law also could result in CDTV Holding and CDTV BVI becoming subject to the PRC enterprise income tax on their global income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxes and Incentives—PRC.”

Any increase in Super TV’s or N-T Digital TV’s enterprise income tax rate or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by Super TV or N-T Digital TV could adversely affect our business, operating results and financial condition.

Any future outbreak of severe acute respiratory syndrome or avian flu in the PRC, or similar adverse public health developments, may severely disrupt our business and operations.

Adverse public health epidemics or pandemics could disrupt businesses and the national economy of the PRC and other countries where we do business. From December 2002 to June 2003, the PRC and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in the PRC were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including the PRC, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. Any future outbreak of SARS, avian flu or similar adverse public health developments may, among other things, significantly disrupt our ability to adequately staff our business, and may adversely affect our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any future outbreak of SARS, avian flu or similar adverse public health developments may have a material adverse effect on our operating results and financial condition.

Risks Relating to the ADSs

An active trading market for our ADSs and shares may not develop and their trading prices may fluctuate significantly.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be materially and adversely affected. We will apply to have our ADSs listed on a U.S. stock exchange. A liquid public market for our ADSs may not develop. The initial public offering price for our ADSs has been determined by negotiation between us and the underwriters based upon several factors, and the price at which our ADSs trade after this offering may decline below the initial public offering price. As a result, investors in our ADSs may experience a decrease in the value of their ADSs regardless of our operating performance or prospects.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to you.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Recently, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on the United States stock markets. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. In particular, factors such as variations in our revenues, earnings and cash flow, announcements of new investments and cooperation arrangements or acquisitions, could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, have a material adverse effect on our financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their trading price and could materially impair our future ability to raise capital through offerings of our ADSs.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

In connection with this offering, we, our directors, executive officers, our shareholders and share option holders have agreed, among other things, not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority (formerly known as the National Association of Securities Dealers, Inc.), or FINRA. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

As the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $10.81 per ADS (assuming no exercise of outstanding options to acquire ordinary shares), representing the difference between our pro forma net tangible book value per ADS as of June 30, 2007, after giving effect to this offering and the assumed initial public offering price of $14 per ADS (which is the midpoint of the estimated public offering price range). In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. All of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Your interest in our ADSs will be diluted as a result of our 2005 Stock Incentive Plan or other stock option grants.

We have reserved 4,444,440 ordinary shares for issuance pursuant to our 2005 Stock Incentive Plan. Assuming full exercise of all options that may be granted under the plan and assuming no exercise of the underwriters’over-allotment option, such 4,444,440 ordinary shares will represent approximately 8.0% of our issued share capital immediately following the completion of this offering. As of June 30, 2007, options to purchase 3,877,429 ordinary shares had been granted and were outstanding under our 2005 Stock Incentive Plan, and no options had yet been exercised under the plan. For a description of this plan, see “Management—2005 Stock Incentive Plan.” In addition, in 2005 we granted options to purchase 143,474 ordinary shares to Tech Power Enterprises, a company affiliated with SAIF and in 2007 we granted options to purchase 40,000 ordinary shares to Mr. Louis T. Hsieh, who will become an independent director of our company upon the completion of this offering. Therefore, as of June 30, 2007, options to purchase 4,060,903 ordinary shares had been granted and were outstanding. The exercise of those options would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

You may face difficulties in protecting your interest, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law of the Cayman Islands. Cayman Islands law in this area may not be as established and may differ from provisions under statutes or judicial precedent in existence in the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against our management or directors than would shareholders of a corporation incorporated in a jurisdiction of the United States.

The rights of shareholders and the responsibilities of management and members of the board of directors under Cayman Islands law, such as in the areas of fiduciary duties, are different from those applicable to a company incorporated in a jurisdiction of the United States. For example, the Cayman Islands courts are unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on the civil liability provisions of United States federal securities laws; and

•	in original actions brought in the Cayman Islands, to impose liabilities against us based on the civil liability provisions of United States federal securities laws that are penal in nature.

As a result, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase the trading price of our ADSs. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.

Your voting rights as a holder of our ADSs are limited by the terms of the deposit agreement.

You may exercise your voting rights with respect to the ordinary shares underlying your ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from you in the manner set forth in the deposit agreement, the depositary for our ADSs will endeavor to vote your underlying ordinary shares in accordance with these instructions. Under our Second Amended and Restated Memorandum and Articles of Association and Cayman Islands law, the minimum notice period required for convening a general meeting is 15 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company.

You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares that your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by ADRs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. These forward-looking statements can be identified by words or phrases such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “may,” “is/are likely to,” “should,” “will” and similar expressions. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	the future growth of the PRC’s digital television broadcasting market, including factors driving that growth;

•	changes in technology standards in the digital television broadcasting industry and our ability to adapt to these changes;

•	our expectations regarding demand for our products and services;

•	our ability to expand our production, our sales and distribution network and other aspects of our operations;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our belief regarding the competitiveness of our products and services;

•	competition in the CA systems market;

•	government policies and regulations relating to the digital television broadcasting industry, the CA systems industry and other areas relevant to our business activities;

•	any significant changes to the PRC government’s digitalization program;

•	general economic and business conditions in the PRC;

•	our future business development and economic performance; and

•	our use of proceeds.

These forward-looking statements involve various risks and uncertainties. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in this prospectus and the following:

•	general economic and business conditions in the PRC and elsewhere;

•	governmental, statutory, regulatory or administrative initiatives affecting us;

•	trends in the PRC’s digital television broadcasting industry;

•	future profitability of our operations;

•	exchange rate fluctuations between the Renminbi and other currencies; and

•	the availability of qualified management and technical personnel.

Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur in the way we expect, or at all. You should not place undue reliance on any forward-looking information.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $153.3 million, or approximately $176.8 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of $14 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). A $1.00 increase (decrease) in the assumed initial public offering price of $14 per ADS would increase (decrease) the net proceeds to us from this offering by $11.2 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

The principal reasons for this offering are to create a public market for our ordinary shares for the benefit of all shareholders, to retain talented employees by providing them with equity incentives in a public company, to promote our corporate brand and image and to raise capital. We currently intend to use net proceeds from this offering for research and development, sales and marketing, acquisitions and general corporate purposes. We do not have agreements or commitments for any specific material acquisitions at this time. While our board of directors has approved opening negotiations to purchase a certain technology relating to CA systems security, negotiations have not yet been initiated and, if and when commenced, may not lead to an agreement on definitive terms for or the consummation of any acquisition. We have made an aggregate capital contribution of $4.5 million to Super TV since its establishment in 2004 and we currently have no plans to make any additional capital contributions.

To the extent that the net proceeds from this offering are not immediately applied for the above purposes, we intend to invest the net proceeds in short-term interest-bearing debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. In particular, it is possible that we may become a passive foreign investment company for United States federal income tax purposes, which could result in negative tax consequences for you. See “Risk Factors—Risks Relating to Our Business and Industry—We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs” and “Taxation—United States Federal Income Taxation—Taxation of Capital Gains—PFIC Rules.”

DIVIDEND POLICY

Our board of directors will determine the payment of any future dividends. The declaration and payment of dividends will depend upon, among other things, our future operations and earnings, capital requirements and surplus, our financial condition, contractual restrictions, general business conditions and other factors as our board of directors may deem relevant. As a result of the substantial growth of our revenues in 2005 and 2006, we generated cash in excess of our ordinary business needs. As we had not identified any immediate investment or acquisition opportunities, we declared dividends to our shareholders in August 2006 and November 2006 and paid out such dividends in August 2006 and February 2007, respectively. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. See “Description of Share Capital—Dividends.”

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiary, Super TV. Super TV may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. Moreover, pursuant to relevant PRC laws and regulations applicable to our subsidiaries in the PRC, Super TV is required to provide 10% of its after-tax profits to a statutory common reserve fund. When the aggregate balance in the statutory common reserve fund, also referred to as a “statutory surplus reserve,” is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Allocations to these statutory reserves can only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. The specific purposes for which statutory common reserve funds can be used include provision of a source of reserve funds to make up deficits in periods in which Super TV has net losses, expansion of production and operations of Super TV, or for conversion into additional working capital in periods in which Super TV does not have a deficit. Furthermore, if Super TV incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiary could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our business. See “Risk Factors—Risks Relating to the People’s Republic of China—We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

We paid aggregate cash dividends of nil, nil, $10.0 million and $11.3 million in 2004, 2005, 2006 and the first six months of 2007, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities.”

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid by the depositary to holders of ADSs in U.S. dollars. Other distributions, if any, will be paid by the depositary to holders of our ADSs in any means it deems legal, fair and practical. See “Description of American Depositary Shares—Dividends and Other Distributions.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis;

•	on a pro forma basis, to reflect the automatic conversion of all outstanding Series A preferred shares upon completion of this offering; and

•

on a pro forma as adjusted basis to reflect this offering, assuming an initial public offering price of $14 per ADS, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus. The information in the following table does not include the shares issuable upon exercise of any options outstanding as of June 30, 2007.

	As of June 30, 2007
	Actual	Pro forma	Pro forma as adjusted
	(In U.S. dollars)
Minority interest	$4,000,000	$4,000,000	$4,000,000
Series A preferred shares ($0.0005 par value per share; 8,600,000 shares authorized, 8,600,000 shares issued and outstanding and nil issued and outstanding on a pro forma and pro forma as adjusted basis)	16,078,197	—	—
Shareholders’ equity:
Ordinary shares ($0.0005 par value per share; 91,400,000 shares authorized, 34,000,000 shares issued and outstanding, 43,496,932 issued and outstanding on a pro forma basis and 55,496,932 issued and outstanding on a pro forma as adjusted basis)	17,000	21,748	27,748
Additional paid-in capital	5,574,138	21,647,587	174,983,932
Statutory reserve	2,353,373	2,353,373	2,353,373
Accumulated deficit	(3,974,284)	(3,974,284)	(3,974,284)
Accumulated other comprehensive income	1,231,973	1,231,973	1,231,973

Total shareholders’ equity/(deficiency)(1)	5,202,200	21,280,397	174,622,742

Total capitalization(1)	$25,280,397	$25,280,397	$178,622,742

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $14 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $11.2 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

As of June 30, 2007, our net tangible book value was approximately $23.7 million, or $0.54 per ordinary share outstanding at that date, and $0.54 per ADS. Net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding convertible redeemable preferred shares into ordinary shares upon completion of this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2007, other than to give effect to our sale of the 12,000,000 ADSs offered in this offering at the assumed initial public offering price of $14 per ADS, with estimated net proceeds of $153.3 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at June 30, 2007 would have been $177.0 million, or $3.19 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and $3.19 per ADS. This represents an immediate increase in net tangible book value of $2.65 per ordinary share, or $2.65 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $10.81 per ordinary share, or $10.81 per ADS, to new investors in this offering.

The following table illustrates this per ordinary share dilution:

Assumed initial public offering price per ordinary share	$14

Net tangible book value per ordinary share at June 30, 2007	$0.54

Increase in net tangible book value per ordinary share attributable to this offering	$2.65

Pro forma net tangible book value per ordinary share after this offering	$3.19

Dilution in net tangible book value per ordinary share to new investors in this offering	$10.81

Dilution in net tangible book value per ADS to new investors in this offering	$10.81

The following table summarizes, on a pro forma basis, the number of ordinary shares purchased from us as of June 30, 2007, the total consideration paid to us and the average price per ordinary share/ADS paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the assumed initial public offering price of $14 per ADS, after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us:

	Ordinary Shares Purchased(1)(2)		Total Consideration		Average Price per Ordinary Share Equivalent	Average Price per ADS Equivalent
	Number	Percentage	Amount	Percentage

Existing shareholders	43,496,932	78.4%	$7,108,771	4.1%	$0.16	$0.16

New investors	12,000,000	21.6	168,000,000	95.9	14.00	14.00

Total	55,496,932	100.0%	$175,108,771	100.0%	$3.16	$3.16

(1)	Upon conversion of all Series A convertible redeemable preferred shares.
(2)	Assuming no purchase by existing shareholders of ADSs offered in this offering.

The foregoing discussion and tables assume no exercise of the 4,060,903 share options outstanding as of June 30, 2007, with exercise prices of $0.543, $1.771 or $4.172 per share, as applicable.

If the underwriters exercise in full their over-allotment option, our existing shareholders will own approximately 75.9% and our new investors will own approximately 24.1% of the total number of our ordinary shares outstanding after this offering (assuming no purchase by existing shareholders of ADSs offered in this offering).

A $1.00 increase (decrease) in the assumed initial public offering price of $14 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $11.2 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $0.20 per ordinary share and $0.20 per ADS, and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $0.80 per ordinary share and $0.80 per ADS, assuming no exercise of the underwriters’ option to purchase additional ADSs and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in the PRC and substantially all of our revenues are denominated in Renminbi while approximately half of our cost of revenues is denominated in U.S. dollars. We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent. Except as otherwise specified, this pricing information and those contractual amounts are translated at $1.00 to RMB7.6120, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on June 29, 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

On October 2, 2007, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was RMB7.5093 to $1.00. The following table sets forth additional information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	RMB per $1.00 Noon Buying Rate
Period	Period End	Average(1)	Low	High
2002	8.2800	8.2770	8.2669	8.2800
2003	8.2769	8.2770	8.2272	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1940	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
2007
April	7.7090	7.7247	7.7090	7.7345
May	7.6516	7.6773	7.6463	7.7065
June	7.6120	7.6344	7.6120	7.6680
July	7.5720	7.5757	7.5580	7.6055
August	7.5462	7.5734	7.5420	7.6181
September	7.4928	7.5195	7.4928	7.5540
October (through October 2)	7.5093	7.5126	7.5093	7.5158

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated using month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

OUR CORPORATE STRUCTURE

We are a Cayman Islands holding company and conduct substantially all of our business through Super TV, our operating subsidiary in the PRC, and through N-T Digital TV, a PRC company that we control through contractual arrangements. We own 100% of the equity interest of CDTV BVI, a British Virgin Islands holding company that, in turn, directly owns 100% of the equity interest of Super TV. In order to assure that the PRC government does not deem our CA systems to be “non-PRC” CA systems, which would result in a significant competitive disadvantage for us in the PRC market, we have established N-T Digital TV, which is wholly owned by PRC citizens, to produce and sell our CA systems in the PRC. We do not have any equity interests in N-T Digital TV, but instead enjoy the economic benefits derived from N-T Digital TV through a series of contractual arrangements.

The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	Ms. Wei Gao is a PRC citizen employed by an affiliated company of SAIF, a principal shareholder of our company.
(2)	N-T Information Engineering is (i) 10% owned by Mr. Hong Zhou, who is a brother-in-law of Mr. Hua Guo, one of our directors and (ii) 90% owned by Beijing Shi Xun Hu Lian Technology Co., Ltd., a PRC company, which is, in turn, (a) 40% owned by Mr. Wangzhi Chen, who is a brother-in-law of Mr. Yuk Shing Wong, a principal shareholder of our company, (b) 40% owned by Ms. Jingxiu Tan, who is the mother of Mr. Jianhua Zhu, our chief executive officer and one of our directors, and (c) 20% owned by Mr. Hong Zhou. All the owners of N-T Information Engineering are PRC citizens.
(3)	Three of our directors, Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Hua Guo, are also directors of N-T Digital TV.

N-T Information Engineering was established by Tsinghua Enterprise Group, a company affiliated with Tsinghua University, and Hong Kong-based Tsinghua Novel Hi-Tech Investment Holding Ltd. in July 1998, and initially focused on developing, producing and selling digital data broadcasting equipment for cable television operators. In December 2002, N-T Information Engineering completed its acquisition of the CA systems-related assets of Tsinghua Tongfang. In March 2004, CDTV BVI was incorporated as a holding company in the British Virgin Islands. Following the establishment of CDTV BVI, we restructured our operations in connection with an investment by SAIF. As part of this restructuring, we established Super TV, a wholly owned subsidiary of CDTV BVI, on May 31, 2004. On the same day, N-T Information Engineering and Ms. Li Yang, a PRC citizen employed by SAIF, established N-T Digital TV. In June 2004, N-T Digital TV acquired from N-T Information Engineering its smart card and CA systems business and, in August 2006, N-T Digital TV acquired from N-T Information Engineering its set-top box design business. In April 2007, a new holding company, China Digital TV Holding Co., Ltd., or CDTV Holding, was established in the Cayman Islands. In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI. As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding. In August 2007, with our consent, Ms. Li Yang transferred her entire equity interest in N-T Digital TV to Ms. Wei Gao, a PRC citizen employed by an affiliated company of SAIF.

A SARFT policy requires any cable network operator who uses a non-PRC CA systems to install a parallel PRC CA system. Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary Super TV, falls into the category of non-PRC CA systems. In light of this ambiguity, we have established N-T Digital TV, which is incorporated in the PRC and wholly owned by PRC citizens, to produce and sell our CA systems to avoid our CA systems being deemed as non-PRC CA systems. We conduct a significant portion of our operations through N-T Digital TV. We do not directly or indirectly have any equity interest in N-T Digital TV, but Super TV, our wholly owned subsidiary in the PRC, has entered into a series of contractual arrangements with N-T Digital TV and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of N-T Digital TV and, accordingly, we consolidate N-T Digital TV’s results of operations in our financial statements.

Super TV mainly engages in supplying smart cards and related software products to N-T Digital TV, providing technical support and related services to N-T Digital TV, and developing technology for use by N-T Digital TV. Specifically, Super TV and N-T Digital TV have entered into the following contracts:

•

a products and software purchase agreement, pursuant to which N-T Digital TV exclusively purchased from Super TV all the smart cards and related software products required for N-T Digital TV’s CA systems;

•

a technical support and related services agreement, pursuant to which Super TV exclusively provides N-T Digital TV and/or its customers with technical support, technical training, personnel services in connection with N-T Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-T Digital TV’s customers at N-T Digital TV’s request;

•

a technology license agreement, pursuant to which N-T Digital TV granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technologies and technical secrets relating to the CA systems business that was transferred from N-T Information Engineering to N-T Digital TV; and

•	a technology development agreement, pursuant to which N-T Digital TV engages Super TV to develop all technology required by N-T Digital TV or its customers.

In addition, Super TV has entered into agreements with N-T Digital TV and its shareholders that provide us with the ability to control N-T Digital TV. Pursuant to those contractual arrangements:

•	the shareholders of N-T Digital TV have jointly granted Super TV an exclusive and irrevocable option to purchase all or part of their equity interests in N-T Digital TV at any time;

•

without Super TV’s consent, the shareholders of N-T Digital TV may not (i) transfer or pledge their equity interests in N-T Digital TV, (ii) cause N-T Information Engineering or N-T Digital TV to issue new shares; (iii) receive any dividends, loan interest or other benefits from N-T Digital TV, or (iv) make any material adjustment or change to N-T Digital TV’s business or operations;

•

N-T Digital TV and its shareholders agreed to (i) accept the policies and guidelines furnished by Super TV with respect to the hiring and dismissal of employees, or the operational management and financial system of N-T Digital TV, (ii) appoint the candidates recommended by Super TV as directors of N-T Digital TV, and (iii) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-T Digital TV of any contract or working capital loans borrowed by N-T Digital TV;

•	each shareholder of N-T Digital TV has appointed one director of Super TV as their attorneys-in-fact to exercise all its voting rights as shareholders of N-T Digital TV; and

•

each shareholder of N-T Digital TV has pledged all of its respective equity interests in N-T Digital TV to Super TV to secure the payment obligations of N-T Digital TV under certain contractual arrangements between N-T Digital TV and Super TV.

For a more detailed description of these contractual agreements, see “Related Party Transactions—Super TV and N-T Digital TV Arrangements—Technical Support, Smart Cards and Software, Licenses and Equipment” and “Related Party Transactions—Shareholder Rights and Corporate Governance.”

In the opinion of King & Wood, our PRC counsel, (i) our ownership in Super TV, our operating subsidiary, and the business and operating models of Super TV and N-T Digital TV are in compliance with the existing laws and regulations of the PRC, (ii) each of the contracts under our contractual arrangements with N-T Digital TV and its shareholders is valid, binding and enforceable, and will not result in any violation of the laws or regulations of the PRC currently in effect, and (iii) the business operations of each of our company, Super TV and N-T Digital TV, as described in this prospectus, are in compliance with existing laws and regulations of the PRC in all material aspects.

We rely on those contractual arrangements to obtain substantially all of our revenues and exercise control over N-T Digital TV. However, these contractual arrangements may not be as effective as equity ownership in providing operational control. Also, we may have difficulties enforcing our rights under these contracts. See “Risk Factors—Risks Relating to Our Corporate Structure—Our contractual arrangements with our operating company, N-T Digital TV, and its shareholders may not be as effective in providing operating control as direct ownership and may be difficult to enforce.” In addition, three of our five directors, Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Hua Guo, are directors of N-T Digital TV, and Dr. Zengxiang Lu and Mr. Hua Guo are also directors of N-T Information Engineering, the major shareholder of N-T Digital TV. Mr. Hua Guo is also the general manager of N-T Information Engineering. Conflicts of interest may arise due to their multiple roles and there is no assurance that, when such conflicts arise, these directors will always act in our best interest or that such conflicts will be resolved in our favor. We have no specific policies or procedures for resolving any such conflicts that may arise. See “Risk Factors—Risks Relating to Our Corporate Structure—The shareholders or directors of N-T Digital TV may have conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

We have agreed with N-T Digital TV to serve as a guarantor of N-T Digital TV with respect to contracts or transactions entered into between N-T Digital TV and third parties in respect of N-T Digital TV’s business operations. However, as of the date of this prospectus, N-T Digital TV has not asked us to provide, and we have not provided, any such guarantee in favor of a third party. We have no rights to the assets of N-T Digital TV but hold exclusive and irrevocable options to purchase all or part of the equity interests in N-T Digital TV.

Assuming conversion of our outstanding Series A preferred shares, we are currently 27.6% owned by China Capital Investment Holdings Limited, or China Capital, a company 20% owned by Dr. Zengxiang Lu, our chairman, 20% by Mr. Jianhua Zhu, our chief executive officer and one of our directors, 20% by Mr. Hua Guo, one of our directors, and 40% by Mr. Yuk Shing Wong, respectively; and 7.6% owned by China Cast Investment Holdings Limited, or China Cast, a company equally owned by Dr. Zengxiang Lu and Mr. Jianhua Zhu on behalf of themselves and certain employees of our company, including Mr. Dong Li, our chief marketing officer and Mr. Jian Han, our chief technology officer. Other significant shareholders of our company include Capital International Private Equity Fund IV, L.P. and its affiliate, CGPE IV, L.P., or together, the Capital Funds, which collectively own 27.6% of our outstanding shares and SAIF, which owns 21.8% of our outstanding shares. See “Principal Shareholders” for further information on our shareholding structure.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

The selected consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP and have been audited by Deloitte. The report of Deloitte on those consolidated financial statements is also included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2004 have been derived from our audited consolidated financial statements not included in this prospectus.

The selected consolidated statements of operations data for the six months ended June 30, 2006 and 2007 and the selected consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared those unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full year.

Selected consolidated financial information as of December 31, 2002 and 2003 and for the years ended December 31, 2002 and 2003 has been omitted because such information could not be provided without unreasonable effort or expense.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Years ended December 31,			Six months ended June 30,
	2004(a)	2005	2006	2006	2007
	(In thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	$1,388	$9,291	$26,443	$8,970	$19,105
Services	2,300	3,855	4,182	1,439	2,563

	3,688	13,146	30,625	10,409	21,668
Business tax	(61)	(60)	(255)	(57)	(116)

Net revenues	3,627	13,086	30,370	10,352	21,552

Cost of revenues
Products	458	1,936	4,726	1,506	2,683
Services	1,339	1,967	1,859	569	1,216

	1,797	3,903	6,585	2,075	3,899
Gross profit	1,830	9,183	23,785	8,277	17,653

Total operating expenses	(3,019)	(3,830)	(5,296)	(2,079)	(4,419)
Income/(loss) from operations	(1,189)	5,353	18,489	6,198	13,234
Interest income	12	117	278	134	122
Impairment of long-term investment	(358)	—	—	—	—
Recognition of the change in the fair value of the warrant	(472)	(18)	(5,406)	(2,703)	—

Income/(loss) before income taxes	(2,007)	5,452	13,361	3,629	13,356
Income tax	21	66	59	16	(1,193)

Net income/(loss) before minority interest	(1,986)	5,518	13,420	3,645	12,163
Minority interest	1,319	975	430	232	—
Net income/(loss)	(3,305)	4,543	12,990	3,413	12,163
Deemed dividend to preferred shareholder at issuance	(7,427)	—	—	—	—
Cash dividend to preferred shareholder	—	—	(5,731)	—	—

Net income/(loss) attributable to holders of ordinary shares	$(10,732)	$4,543	$7,259	$3,413	$12,163

Earnings per share data:
Net income/(loss) per share—basic ordinary shares	$(0.36)	$0.11	$0.24	$0.08	$0.28
Net income/(loss) per share—basic preferred shares	1.32	0.11	0.54	0.08	0.28
Net income/(loss) per share—diluted	$(0.36)	$0.11	$0.21	$0.08	$0.26

Weighted average shares used in calculating basic net income/(loss) per share-ordinary shares	30,000,000	30,000,000	30,488,889	30,000,000	34,000,000
Weighted average shares used in calculating basic net income/(loss) per share-preferred shares	5,638,889	10,000,000	10,519,120	10,434,560	9,496,932
Weighted average shares used in calculating diluted net income/(loss) per share	30,000,000	30,000,000	34,225,321	33,310,806	37,283,285

	As of December 31,			As of June 30, 2007
	2004	2005	2006
				(unaudited)
	(In thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,278	$8,272	$21,137	$16,366
Total assets	9,545	16,217	33,505	33,498
Total liabilities	5,585	6,362	21,564	8,218
Minority interest	1,969	2,944	4,000	4,000
Series A convertible redeemable preferred shares	12,000	12,000	16,078	16,078
Total shareholders’ equity/(deficiency)	(10,009)	(5,089)	(8,137)	5,202
Total liabilities, minority interest, Series A convertible redeemable preferred shares and shareholders equity	$9,545	$16,217	$33,505	$33,498

(a)	The consolidated statements of operations data for the year ended December 31, 2004 also includes the results of operations of the smart card and CA systems business of N-T Information Engineering through June 7, 2004, on which date such business was transferred to N-T Digital TV, our variable interest entity.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Presented below is our unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006.

This gives effect to the following acquisition:

In August 2006, we acquired the set-top box design business from N-T Information Engineering to expand our business in producing and licensing a set-top box design for set-top box manufacturers. This transaction was accounted for using the purchase method of accounting under Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combination.” The purchase price was initially agreed at $3,770,145 with an adjustment clause set forth in the asset purchase agreement, which allows us to reduce the purchase price if the cash collection from the set-top box design business after the acquisition does not reach a certain level. The $3,770,145 purchase price was paid in August 2006. In March 2007, we and N-T Information Engineering reached an agreement to adjust the purchase price to $2,226,870 according to the terms agreed upon between us and N-T Information Engineering. The difference of $1,543,275 was recorded as an “amount due from related parties” as of December 31, 2006, which was paid to us in full by N-T Information Engineering in April 2007. If the performance of the acquired set-top box design business continues to fail to meet the criteria set forth in the asset purchase agreement and the related amendments, the purchase price may be further reduced in the future.

As a result of the purchase method of accounting, the acquired assets and liabilities were recorded at their estimated fair market value at the date of acquisition.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed on the date of the acquisition of the set-top box design business based on a preliminary purchase price allocation, including the reduction in purchase consideration.

Assets acquired
Accounts receivable	$2,704
Prepayments to suppliers	1,590
Inventories	323,983
Property and equipment	28,686
Intangible assets	1,733,959

Total	2,090,922

Liabilities assumed:
Accounts payable	172,938
Deferred taxes	123,536

Total	296,474

Net assets acquired	1,794,448
Initial consideration paid in 2006	3,770,145
Reduction in purchase consideration	(1,543,275)

Revised preliminary consideration	2,226,870

Goodwill	$432,422

Intangible assets comprised of:

		Estimated useful lives
Core technology	$384,186	7.5 years
Complete technology	61,470	2.5 years
Contract backlog	284,297	1 year
Customer relationship	1,004,006	3.5 years

Total	$1,733,959

The unaudited pro forma condensed consolidated financial information has been prepared assuming that the acquisition had occurred on January 1, 2006.

The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable. The unaudited pro forma condensed consolidated financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved if the acquisition had been completed on the date or for the period presented, and does not purport to indicate consolidated balance sheet data or statement of operations data as of any future date or for any future period.

The pro forma adjustments related to the purchase accounting for the acquisition are based on the information obtained to date and are subject to revision. The allocation of the purchase price is preliminary, based on estimated fair values, and will be adjusted based on a complete assessment of the fair value of net assets acquired, including an identification of any intangible assets, and other information obtained. Such adjustments could have a significant impact on the unaudited pro forma condensed consolidated financial information contained herein.

The historical information for the set-top box design business for the seven months ended July 31, 2006 has been derived from the unaudited management accounts of the set-top box design business after making such adjustments as management considered necessary to conform to our accounting policies and to give a fair presentation of the results.

The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the information contained in “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including related notes, that are included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated

Statement of Operations

For the Year Ended December 31, 2006

(In U.S. dollars, except share data)

	CDTV Holding for the year ended December 31, 2006	Set-top box design business for the seven months ended July 31, 2006	Pro forma Adjustments	Note	Pro forma for the year ended December 31, 2006
Revenues
Products	$26,443,229	$670,060	$—		$27,113,289
Services	4,181,890	529,547	—		4,711,437

	30,625,119	1,199,607	—		31,824,726
Business taxes	(255,478)	(30,374)			(285,852)

Net revenues	30,369,641	1,169,233	—		31,538,874

Cost of revenues
Products	4,726,154	503,669	117,335	(1)	5,347,158
Services	1,858,578	94,712	92,729		2,046,019

	6,584,732	598,381	210,064		7,393,177

Gross profit	23,784,909	570,852	(210,064)		24,145,697

Operating expenses
Research and development	2,220,868	—	—		2,220,868
Selling and marketing	1,847,377	3,885	167,334	(1)	2,018,596
General and administrative	1,228,062	134,535	—		1,362,597

Total operating expenses	5,296,307	138,420	167,334		5,602,061

Income from operations	18,488,602	432,432	(377,398)		18,543,636
Interest income	279,137	—	—		279,137
Recognition of warrant changes in fair value	(5,406,374)	—	—		(5,406,374)

Income before income taxes	13,361,365	432,432	(377,398)		13,416,399

Income tax	58,940	(142,703)	32,339	(2)	(51,424)

Net income before minority interest	13,420,305	289,729	(345,059)		13,364,975
Minority interest	430,082	—	—		430,082

Net income	12,990,223	289,729	(345,059)		12,934,893

Cash dividend to preference shareholders	(5,730,942)	—	—		(5,730,942)

Net income attributable to holders of ordinary shares	$7,259,281	$289,729	$(345,059)		$7,203,951

Net income per share—basic ordinary shares	$0.24	$0.01	$(0.01)		$0.24
Net income per share—basic preferred shares	0.54	—	—		0.54
Net income per share—diluted	$0.21	$0.01	$(0.01)		$0.21

Weighted average shares used in calculating basic net income per share—ordinary shares	30,488,889	30,488,889	30,488,889		30,488,889
Weighted average shares used in calculating basic net income per share—preferred shares	10,519,120	10,519,120	10,519,120		10,519,120
Weighted average shares used in calculating diluted net income per share	34,225,321	34,225,321	34,225,321		34,225,321

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

The following pro forma adjustments have been made to the unaudited pro forma condensed consolidated financial information:

(1)	Represents the pro forma impact of amortization of the intangible assets for the period from January 1, 2006 to July 31, 2006, which was calculated based on the estimated fair market value of the set-top box design business.
(2)	Represents the pro forma deferred tax impact on the amortization of the intangible assets for the period from January 1, 2006 to July 31, 2006, calculated using the enacted tax rates of 0.0% for 2006, 7.5% for 2007 to 2009 and 15% for 2010 onwards.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the sections entitled “Selected Consolidated Financial Information” and “Unaudited Pro Forma Condensed Consolidated Financial Information” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. In addition, our consolidated financial statements and the financial data included in this prospectus reflect our restructuring and have been prepared as if our current structure had been in place throughout the relevant periods presented. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the leading provider of CA systems to the PRC’s rapidly growing digital television market. Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. In addition, we license our set-top box design to set-top box manufacturers and sell advanced digital television application software, such as electronic program guides and subscriber management systems, to digital television network operators.

We sell our CA systems and digital television application software to PRC television network operators, including cable, satellite and terrestrial television network operators and enterprises that maintain private cable television networks within their facilities. We currently derive, and we expect to continue to derive, a significant portion of our revenues during any given period from a limited number of customers, primarily cable television network operators who are launching new digital transmission systems, although the particular customers may vary from period to period.

PRC television network operators are in the early stages of switching from analog to digital transmissions, and the PRC government has set a target of 2015 for operators nationwide to complete the digital transition. Benefiting from this transition and the expanding market for our products, our business has experienced significant growth since 2004. As of June 30, 2007, we had installed CA systems at 130 digital television network operators in 26 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 85.6% and 87.9% of our total revenues in 2006 and in the six months ended June 30, 2007, respectively. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future. We sold 0.2 million, 1.5 million and 3.9 million smart cards in 2004, 2005 and 2006, respectively, and we sold 2.8 million smart cards in the six months ended June 30, 2007, compared to 1.3 million in the same period of 2006. The number of smart cards sold by us in each of the first and second quarters of 2007 represented approximately 44% of the smart cards that were shipped in the PRC in such period, according to Analysys International. Our net revenues increased from $3.6 million in 2004 to $13.1 million in 2005 and $30.4 million in 2006 and increased to $21.6 million in the six months ended June 30, 2007 from $10.4 million in the same period of 2006. Our net income grew by 185.9% to $13.0 million in 2006 from $4.5 million in 2005, compared to a net loss of $3.3 million in 2004. Our net income increased by 256.3% to $12.2 million in the six months ended June 30, 2007 from $3.4 million in the same period of 2006.

Among the most significant factors affecting our business, financial condition and results of operations are:

•	Progress of digitalization in the PRC and the growth of digital television network operators’ subscriber base. Our continued success depends on the pace at which PRC television network operators switch from analog to digital transmission as well as the growth in our customers’ subscriber base. If the PRC government postpones its target date for digitalization, or our customers fail to roll out analog-to-digital conversion or attract subscribers to digital television, we may be unable to sustain or grow our revenues.

•

Pricing. The business in which we operate is subject to intense competition, in particular with respect to pricing of our products and services. Our customers generally expect to receive volume-based discounts from us, and we may be required to reduce prices for large purchases or as the competition intensifies.

•

Purchasing patterns of our customers. Our customers generally purchase smart cards from us based on the number of digital television subscribers they expect to add in the immediate near term, resulting in significant fluctuations in our revenues from period to period due to the uncertainty of both the timing and the amount of such customer orders. In addition, we have historically experienced lower smart card sales in the first quarter of a year, compared to the other three quarters of the same year, as our customers typically defer their major purchasing decisions during such quarter due to the Chinese Lunar New Year holiday and an annual trade fair for the digital television, broadband and related industries in the PRC.

•

Ability to respond effectively to technological and commercial changes. Our business and the market in which we operate are characterized by rapid commercial and technological change, evolving industry standards and frequent product enhancements. Our continued success will depend, in part, on our ability to develop and market products and services that respond to technological changes and evolving market demand or industry standards in a timely and cost-effective manner.

•

Cost structure. Our profitability also depends on the cost structure of our operations, including, among other things, the costs of computer chips sourced from third-party suppliers and personnel costs.

We have a limited operating history upon which you can evaluate our business. Our recent rapid revenue growth should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. For a discussion of other important factors that may affect our business, financial condition and results of operations, see the section entitled “Risk Factors” included elsewhere in this prospectus.

Our business is managed as a single operating segment. Our management reviews our consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating our resources and assessing our performance, and our internal reporting does not distinguish between markets or segments.

Revenues

We derive revenues from the following two sources:

•

Products. We currently derive a substantial majority of our revenues from sales of smart cards and other products to digital television network operators. Smart cards are an essential part of our CA systems. Our customers purchase our smart cards for distribution to and use by their subscribers in their set-top boxes. Revenues from the sales of our smart cards account for substantially all of our revenues from the sales of our products. In addition, we also sell small quantities of other products, including set-top boxes sourced from third-party suppliers to a limited number of digital television network operators from time to time. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future.

•

Services. We derive revenues from providing head-end system integration services and head-end system development services to digital television network operators as well as collecting licensing fees and royalty income from set-top box manufacturers. Our head-end system integration services involve providing head-end software, hardware and related system integration services to our customers. Head-end software consists of software for CA systems, subscribers management systems and electronic program guides. Our head-end system development services involve the development of customized digital television-related software applications for our customers. In addition, we provide set-top box manufacturers with our CA system terminal-end software that enables them to manufacture set-top boxes compatible with our CA systems, and receive one-time licensing fees as well as royalties from such set-top box manufacturers. Following our acquisition of the set-top box design business from N-T Information Engineering in August 2006, we also started earning licensing fees and royalties from licensing our set-top box design to set-top box manufacturers.

In certain circumstances, we receive royalties from digital television network operators who purchase smart cards for use with set-top boxes that were manufactured using our CA system terminal-end software, in lieu of collecting royalties from the relevant set-top boxes manufacturers. We include such royalty income as part of the revenue from sales of the related smart cards.

Revenues from the sales of our products and services accounted for 86.3% and 13.7% of our total revenues in 2006 and 88.2% and 11.8%, respectively, of our total revenues in the six months ended June 30, 2007. Our revenues also include certain refunds of value-added taxes from PRC tax authorities that we previously paid with respect to some of our software products. See “—Taxes and Incentives” below for more information.

Our net revenues represent total revenues less PRC business tax and related surcharges, which are currently levied at the rate of 5.5% on certain service type of revenues.

Cost of Revenues

Cost of revenues primarily includes costs of raw materials, such as computer chips manufactured by third-party suppliers and used in our smart cards and other products; personnel costs directly relating to provision of our services; warranty costs relating to our smart card sales; depreciation and amortization costs; share-based compensation allocated to the production and processing of our smart cards and other products; and other miscellaneous costs. These costs are allocated to our two types of revenue-generating activities as their respective cost of revenues. Cost of revenues related to the sales of our products and to the sales of our services accounted for 71.8% and 28.2% of our total cost of revenues in 2006 and 68.8% and 31.2%, respectively, of our total cost of revenues in the six months ended June 30, 2006 and 2007. As a percentage of our net revenues, cost of revenues decreased from 21.7% in 2006 to 18.1% in the six months ended June 30, 2007.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. The increases in our gross margin from 50.5% in 2004 to 78.3% in 2006 and to 81.9% in the six months ended June 30, 2007 were primarily driven by the increase, as a percentage of total revenues, from 37.6% to 85.6% to 87.9%, in revenues from the sales of our smart cards in those periods. Our smart cards typically enjoy a higher gross margin relative to our head-end system integration services. We achieved significant growth in the gross margin for our smart cards business in those periods because we have benefited from declining costs of some raw materials, such as computer chips, as well as increased operating efficiency due to economies of scale. The average unit cost of our smart cards decreased by approximately 51.9% in U.S. dollar terms from 2004 to the six months ended June 30, 2007 primarily due to a decrease in the price of computer chips. We expect the average unit price of these computer chips to continue to decrease in the second half of 2007.

Operating Expenses

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Each of these components of our operating expenses includes a portion of our total share-based compensation expenses, which are generally allocated according to the functions of those individuals who received share-based awards.

Research and Development Expenses.    Research and development expenses consist primarily of costs associated with the design, development and testing of our products and technologies. Among other things, these costs include compensation and benefits for our research and development staff, rental costs for our office premises used for research and development activities, depreciation expenses related to equipment used in research and development activities, expenditures for purchases of supplies and other relevant costs. Compensation and benefits for our research and development staff accounted for the majority of our research and development expenses. Research and development expenses as a percentage of our net revenues were 7.3% and 9.1% in 2006 and the six months ended June 30, 2007, respectively. We expanded the size of our research and development staff from 145 employees as of December 31, 2006 to 178 as of June 30, 2007. We expect to continue to increase our investment in the research and development activities as part of our strategy to augment our commitment to research and development, including by hiring additional personnel for our research and development team during the second half of 2007.

Selling and Marketing Expenses.    Selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, marketing-related consulting fees, expenditures for purchases of supplies and amortization of intangible assets. Selling and marketing expenses as a percentage of our net revenues were 6.1% and 5.8% in 2006 and the six months ended June 30, 2007, respectively. In light of our plan to expand the use of agents for sales of our smart cards beyond Jiangsu Province and increase our direct sales force, we expect our selling and marketing expenses to increase in the near future.

General and Administrative Expenses.    General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisory fees, depreciation and amortization with respect to equipment used for general corporate purposes, rental costs for our office premises used by general management, finance and administrative staff, and other expenses incurred in connection with general corporate purposes. General and administrative expenses as a percentage of our net revenues were 4.0% and 5.6% in 2006 and the six months ended June 30, 2007, respectively. We expect our general and administrative expenses to increase as we expand our operations and become a U.S.-listed public company.

Share-Based Compensation Expenses.    We account for share-based compensation expenses based on the fair value of share option grants at the date of grant.

We adopted our 2005 Stock Incentive Plan in February 2005 and, as of June 30, 2007, options to purchase 3,877,429 ordinary shares had been granted and were outstanding under our 2005 Stock Incentive Plan. In addition, in 2005, we granted options to purchase 143,474 ordinary shares to a company affiliated with SAIF and in May 2007, we granted options to purchase 40,000 ordinary shares to Mr. Louis T. Hsieh, who will become an independent director of our company upon the completion of this offering. In aggregate, options to purchase 4,060,903 ordinary shares had been granted and were outstanding as of June 30, 2007. We incurred $0.2 million, $0.3 million and $0.7 million in share-based compensation expenses in 2005, 2006 and the six months ended June 30, 2007, respectively. We expect to incur an additional $1.7 million in share-based compensation expenses over the period from June 30, 2007 through 2010 with respect to our share options that had been granted but remained unvested as of June 30, 2007. For additional information regarding our share-based compensation expenses, see Note 19 to our consolidated financial statements included elsewhere in this prospectus.

The table below shows the allocation of share-based compensation charges to cost of revenues and our operating expense line items for the periods indicated:

	Years ended December 31,			Six months ended June 30,
Share-Based Compensation Related to:	2004	2005	2006	2006	2007
	(In thousands)
Cost of revenues	—	$10	$20	$1	$25
Research and development expenses	—	103	167	14	256
Selling and marketing expenses	—	32	56	4	67
General and administrative expenses	—	67	94	9	339

Total	—	$212	$337	$28	$687

Income from Operations

Income from operations represents gross profit less operating expenses.

Other Income (Expenses)

Other income (expenses) includes interest income, recognition of the change in the fair value of the warrant and impairment of long-term investment, each as presented in our consolidated statements of operations. We issued a warrant to SAIF in 2004 to purchase Series A preferred shares of our company. We recognized $0.5 million, $17,601 and $5.4 million as of December 31, 2004, 2005 and 2006, respectively, of the change in the fair value of the warrant. The warrant was exercised in November 2006 and we do not expect to incur further expenses related to it.

Deemed Dividend

In 2004, we recorded a deemed dividend to SAIF, our Series A preferred shareholder, in the amount of $7.4 million. Such deemed dividend represented the difference between the carrying value of our Series A preferred shares and their redemption value, which, subject to certain adjustments, shall be 200% of the purchase price that SAIF paid for our Series A preferred shares plus all declared but unpaid dividends thereon up to the date of redemption. For additional information regarding our Series A preferred shares, see Note 17 to our consolidated financial statements included elsewhere in this prospectus.

Corporate Structure

We are a Cayman Islands holding company and conduct substantially all of our business through Super TV, our indirectly wholly owned subsidiary in the PRC. In May 2004, we established N-T Digital TV, a PRC company that is wholly owned by PRC citizens, to carry out our CA systems business in the PRC. We do not directly or indirectly have any equity interest in N-T Digital TV, but Super TV has entered into a series of contractual arrangements with N-T Digital TV and its shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of N-T Digital TV and, accordingly, we consolidate N-T Digital TV’s results of operations in our financial statements. For a description of these contractual agreements, see “Related Party Transactions—Super TV and N-T Digital TV Arrangements” and “Related Party Transactions—Shareholder Rights and Corporate Governance.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue recognition.    We derive revenues primarily from two sources: (i) sales of products, including smart cards and other products sourced from third-party suppliers, such as set-top boxes, and (ii) provision of services, including head-end system integration services, head-end system development services and CA system terminal-end software or set-top box design that generate licensing income and royalty income.

For sales of our products, we recognize revenue when the products are delivered to and received by customers.

Our head-end integration services primarily involve provision of our head-end software, third-party hardware and software, related installation and integration services, training and post-contract customer support, or PCS, including telephone support and bug-fixing. Our head-end system development services involve the development of customized digital television technology-related software applications. Head-end software offered by us includes CA systems head-end software, subscriber management system software and electronic program guide software.

We sign head-end system integration contracts with cable television network operators to install and integrate our software with third-party hardware and software. Once the service is substantially completed, customers will issue a preliminary acceptance, while a final acceptance is usually issued three months to one year after the issuance of preliminary acceptance if no major technical problems are discovered. In the majority of our head-end system integration contracts, we offer free PCS for one year or less, beginning from preliminary acceptance by customers. Based on historical information, we believe that a final acceptance is not a significant event because essentially all the services we were obligated to provide have been delivered and all technical problems have been detected, if any, at the point of the preliminary acceptance by the customer and the cost of additional work between a preliminary acceptance and a final acceptance has historically been insignificant.

With respect to the contracts in which we offer free PCS for no more than one year, we recognize revenue when all installation and integration services are completed, which is generally indicated by obtaining the preliminary acceptances from customers. With respect to contracts in which we offer free PCS for more than one year, although the costs incurred during the PCS term have historically been insignificant, we defer the revenue and ratably recognize it over the PCS term. Where we offer PCS for an unspecified period, we ratably recognize the relevant revenue over the estimated useful life of our CA systems, which we determined to be five years.

With respect to our head-end system development services, we use the completed-contract method to recognize revenue when the software application development is finished and accepted by customers, as we currently do not have a reliable mechanism to measure the progress toward completion of the service.

We receive licensing fees from set-top box manufacturers who license our CA systems terminal-end software or set-top box design, and are also entitled to receive royalties from them based on the quantity of set-top boxes manufactured under such licenses. Royalty income is recognized upon receipt of sales reports from the set-top box manufacturers and when payment is received, while licensing income is recognized upon the issuance of certificates to the set-top box manufacturers by us.

Deferred costs.    Where revenue from a head-end system integration contract is deferred and recognized over the PCS term, we defer the incremental costs directly associated with such revenue. Such costs mainly relate to hardware and software purchased from third-party suppliers. Deferred costs are recorded as an asset and amortized to cost of revenue over the same period as that over which the corresponding revenue is recognized.

Warranty provision.    We generally guarantee the quality of our smart cards for periods ranging from one to three years. In the event of a security problem, we undertake to attempt to resolve the problem by taking steps such as resetting the encryption code or adding additional layers of encryption. If these or other system modifications do not resolve the problem, we undertake to replace our smart cards. Our warranty terms vary, but we generally agree to replace our smart cards for free during the first one to two years after sale in the event of a security breach, with the customer bearing a portion or all of the replacement costs thereafter.

We provide for the estimated cost of such warranty at the time revenue is recognized. We estimate the costs we will incur under the warranty arrangement. Historically the defect rate of smart cards has been low and the cost of warranty has been minimal. We recorded the equivalent of 0.1% of revenue from smart card sales as a warranty liability to accrue the estimated cost of our warranty obligations.

Actual warranty costs will depend on a variety of factors. To the extent that warranty costs differ significantly from the estimates, we will adjust our warranty provision accordingly. Any such adjustments to our accrued warranty provision will affect our results of operations in the period the adjustment is made as well as subsequent periods to the extent the amount of estimated warranty provision is adjusted.

Allowance for doubtful accounts.    We perform ongoing credit evaluations of our customers and generally do not require collateral on accounts receivable. We maintain an allowance for doubtful accounts primarily based upon the aging analysis of the receivables and factors surrounding the credit risk of specific customers. Losses from doubtful accounts have been within our management’s expectations. Three customers as of December 31, 2005, one customer as of December 31, 2006 and two customers as of June 30, 2007 each accounted for 10% or more of our accounts receivable balance, representing an aggregate of 48.6%, 17.4% and 25.5% of our accounts receivable balance at December 31, 2005, December 31, 2006 and June 30, 2007, respectively.

Share-based compensation.    Share-based payment transactions with employees, such as share options, are measured based on the fair value of the equity instrument issued on the date of grant in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123(R), “Share-Based Payment,” and recognized as compensation expense over the requisite service period based on graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

We estimated the fair value of our share options at the respective grant dates using the Black-Scholes option pricing model, with the assistance of American Appraisal China Limited, or American Appraisal, an unrelated and independent valuation firm. Under this model, we made a number of assumptions regarding the fair value of the options, including:

•	the expected future volatility of our ordinary share price;

•	the risk-free interest rate;

•	the expected life of the options;

•	the expected dividend yield; and

•	the estimated fair value of our ordinary shares at the grant date.

For the purpose of determining the estimated fair value of our share options that have been granted, we believe that the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions, since we were a privately-held company as of each of the respective grant dates. The estimated fair value of our ordinary shares as of the respective grant dates, except for the options to purchase 40,000 of our ordinary shares granted on May 15, 2007 to Mr. Louis T. Hsieh, was determined based on (i) a contemporaneous valuation performed by American Appraisal with respect to option grants made on September 22, 2006, or the September 2006 Valuation, and (ii) a retrospective valuation performed by American Appraisal with respect to option grants made on February 3, 2005, as indicated in its valuation reports dated January 2, 2007, or the February 2005 Valuation.

No contemporaneous valuation by an unrelated valuation firm was obtained in connection with the options granted on February 3, 2005. The exercise price of $0.543 per share for the options granted on February 3, 2005 was determined based on the determination of our enterprise value in connection with the sale of our preferred shares to SAIF in June 2004. We believed that value remained a fair valuation of our company in early February 2005 because the revenue and net profit of our company did not grow significantly between June 2004 and February 2005 and the major financial projections used in that valuation largely remained valid. We considered the compensation expense associated with those grants, if any, to be minimal. We retained American Appraisal to conduct a retrospective valuation of our share options and ordinary shares in respect of the February 3, 2005 option grant.

As we believed that there was no material change in our operations in the short period between September 22, 2006 and December 5, 2006 that would materially impact the fair value of our ordinary shares, the estimated fair value of share options granted on December 5, 2006 was determined based on the fair value of our ordinary shares as of September 22, 2006.

The estimated fair value of our ordinary shares used in determining the fair value of the share options granted on May 15, 2007 was determined based on the price paid by investors to purchase our ordinary shares from China Capital in eight separate transactions in March and April 2007. Since such sales and purchases of our ordinary shares took place between unrelated parties at arms’ length and the aggregate number of our ordinary shares sold in those transactions accounted for more than 10% of our total issued and outstanding shares, we believe that the purchase price paid by the investors in those transactions represents the fair value of our ordinary shares at the time of those transactions. In light of the fact that no significant changes in the financial, business and other conditions of our company occurred between April and May 2007, we determined that such purchase price continued to represent the fair value of our ordinary shares on May 15, 2007.

Specifically, the estimated fair value of our ordinary shares as of February 3, 2005, September 22, 2006, December 5, 2006 and May 15, 2007 was $0.27, $3.56, $3.56 and $9.15, respectively.

American Appraisal estimated the expected future volatility of our ordinary share price based on the price volatility of the publicly traded shares of four comparable companies in the digital television and related businesses over the most recent period equal to the expected life of our share options.

The following discussion sets forth the significant factors considered and key assumptions and methodologies used in determining the fair value of our ordinary shares underlying our outstanding share options for the September 2006 Valuation and the February 2005 Valuation.

Significant Factors Considered. Determining the fair value of ordinary shares requires making complex and subjective judgments, including those regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant of share options.

In assessing the fair value of our ordinary shares, we considered the following significant factors:

•	our financial and operating results;

•	the nature of our business since our inception;

•	the stage of development of our operations;

•	our business plan;

•	our business risks;

•	the nature and prospects of the digital television industry in the PRC;

•	the assumptions and basis of our financial projections;

•	the global economic outlook in general and the specific economic and competitive elements affecting our business and market; and

•	the market-derived investment returns of entities engaged in the digital television business.

Methodologies and Key Assumptions. For each of the February 2005 Valuation and the September 2006 Valuation, we used a combination of (i) the discounted cash flow, or DCF, method of the income approach and (ii) the market approach to assess the fair value of our total equity value as of the respective grant dates. We assigned a weighting of 60% to the results obtained using the DCF method and a weighting of 40% to the results obtained using the market approach. Of the 40% weighting assigned to the results obtained using the market approach, 20% was assigned to the results obtained using the enterprise value to revenue multiple, or EV/Revenue multiple, and 20% to the results obtained using the enterprise value to earning before interest, tax, depreciation and amortization multiple, or EV/EBITDA multiple.

The DCF method involved applying appropriate discount rates to future free cash flows that are based on five-year financial projections developed by us. The major assumptions used in deriving the financial projections were consistent with our business plan at the time of the respective valuations, including projections regarding the number of digital television users, our market share, our average revenue per user and our operating margins. In deriving the discount rates used in the DCF method, we considered the weighted average costs of capital, or WACC applicable to us as well. The WACC we used increased from 22.2% for the February 2005 Valuation to 23.5% for the September 2006 Valuation. This was the combined result of the changes in the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium and our company-specific risk.

Under the market approach, different value measures and market multiples of comparable companies were calculated and analyzed to induce a series of multiples that were considered representative of the industry average. The market multiples were then adjusted based on our growth rate, business risks and profitability. Thereafter, the adjusted multiples were applied to our performance indicators to determine our value on a minority and freely-traded basis. We specifically applied the financial ratios of EV/Revenue and EV/EBITDA in arriving at an indicative value of us under the market approach. For the February 2005 Valuation, we applied an EV/Revenue multiple of 1.8 and an EV/EBITDA multiple of 4.8, compared to an EV/Revenue multiple of 6.1 and an EV/EBITDA multiple of 8.3 for the September 2006 Valuation.

We have selected four companies in the digital television and related businesses for reference as comparable companies: Shaw Communication Inc., Cablevision Systems Corporation, Thomson and NDS Group plc.

In addition, we have taken into account the discount for lack of marketability of our shares in the February 2005 Valuation and the September 2006 Valuation to reflect the fact that we are a private company. We quantified the discount for lack of marketability, or DLOM, using the Black-Scholes option-pricing model. This method treats the right to sell a company’s shares freely before a liquidity event as a put option. The more distant the valuation date is from a liquidation event, the higher the put option value and thus the higher the implied DLOM. For the February 2005 Valuation, we obtained and used a DLOM of 24%, compared to a DLOM of 10% used for the September 2006 Valuation. The decrease in DLOM was primarily due to the shorter time expected to the liquidity event as of the September 2006 Valuation compared to the time of the February 2005 Valuation.

In addition, we made other assumptions in assessing the fair value of our ordinary shares, including the following:

•	that no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions and digital television industry in the PRC;

•	that exchange rates and interest rates in the applicable future periods will not differ materially from the current rates;

•	that our financial projections have been prepared on a reasonable basis;

•	that our future growth will not be constrained by lack of funding;

•	that our ability to retain competent management and key personnel to support our ongoing operations will not be materially adversely affected for any reason; and

•	that industry trends and market conditions for digital television and related industries will not deviate significantly from current forecasts.

As our capital structure was comprised of ordinary shares and preferred shares as of the respective grant dates, we used the option-pricing method to allocate total equity value derived to different classes of shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. Under the option-pricing method, we treated ordinary shares and preferred shares as call options on our enterprise value, with exercise prices based on the liquidation preference of our preferred shares. We estimated the value of these call options using the Black-Scholes option-pricing model.

It should be noted that the Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected share price volatility. We use projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our share options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of our share options. Changes in our estimates and assumptions regarding the expected volatility and fair value of our ordinary shares, for example, could significantly impact the estimated fair value of our share options and, as a result, our net income and net income attributable to holders of our ordinary shares.

Internal Control Over Financial Reporting

Upon the completion of this offering, we will become a public company in the United States that will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over reporting; however, in connection with the audits of our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, our independent registered public accounting firm identified several “significant deficiencies” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States). The significant deficiencies identified related to (i) our inadequate accounting resources with a good understanding of U.S. GAAP and SEC reporting requirements, (ii) our failure to develop a comprehensive accounting policies and procedures manual, (iii) our failure to establish detailed financial closing and reporting policies and procedures and (iv) our failure to establish an internal audit function. We are in the process of implementing a number of measures to address the deficiencies that have been identified, including: (i) hiring a financial controller with a good understanding of U.S. GAAP and SEC reporting requirements, (ii) compiling an accounting policies and procedures manual, as supplemented or revised from time to time, coupled with enhanced training of our accounting and financial reporting staff, (iii) devoting additional personnel to our financial closing at each period end as well as establishing closing and reporting procedures and standards, (iv) hiring an internal audit manager with experience in internal controls and (v) engaging an outside consulting firm to assist in our internal control compliance efforts. We are working to implement these measures during 2007 and 2008, although we cannot assure you that we will complete such implementation. As a result of these measures, we expect to incur an aggregate cost of up to approximately $1 million in connection with our internal control compliance efforts as part of our general and administrative expenses in 2007 and 2008. However, the actual cost that we will incur may differ from our current estimate.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Taxes and Incentives

Cayman Islands and British Virgin Islands

Our company, as an exempted company incorporated in the Cayman Islands, and CDTV BVI, our wholly owned subsidiary incorporated in the British Virgin Islands, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and the British Virgin Islands.

PRC

Our subsidiary and our variable interest entity operating in the PRC are subject to PRC taxes as described below:

Enterprise income tax.    Both domestic and foreign-invested enterprises are generally subject to an enterprise income tax rate of 33% in the PRC. However, qualified high- and new technology enterprises incorporated and operated in high- and new technology development zones designated by the State Council may enjoy a reduced enterprise income tax rate of 15%. As a high- and new technology enterprise incorporated and operated in the Beijing High-Tech Development Experimental Zone, which is a designated high- and new technology development zone, each of Super TV and N-T Digital TV is entitled to a preferential enterprise income tax rate of 15%. In addition, each of N-T Digital TV and Super TV is entitled to income tax exemption during the three years from 2004 through 2006, and a 50% reduction of income tax during the subsequent three years from 2007 through 2009, which reduces the applicable income tax rate in these three years to 7.5%. Our company is exempted from PRC withholding tax on the dividends from Super TV under current PRC tax laws and regulation.

Absent such enterprise income tax preferential treatment, we would have paid additional taxes totaling $1.9 million, $2.7 million and $3.0 million in 2005, 2006 and the six months ended June 30, 2007, respectively, representing a reduction in basic net income per ordinary share of $0.04, $0.09 and $0.07 in 2005, 2006 and the six months ended June 30, 2007, respectively.

On March 16, 2007, the PRC National People’s Congress adopted the 2008 PRC Enterprise Income Tax Law, which will become effective from January 1, 2008. The 2008 PRC Enterprise Income Tax Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates most of the tax exemptions, reductions and preferential treatments available under current tax laws and regulations. However, under the 2008 PRC Enterprise Income Tax Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Under the 2008 PRC Enterprise Income Tax Law, “high- and new technology enterprises strongly supported by the State” will be entitled to a preferential tax rate of 15%, but the 2008 PRC Enterprise Income Tax Law does not define “high- and new technology enterprises strongly supported by the State.” Under the 2008 PRC Enterprise Income Tax Law, each of Super TV and N-T Digital TV will continue to be entitled to the tax preferential treatment it currently enjoys until such preferential treatment expires in 2009. However, the PRC State Council has not promulgated the detailed rules for the 2008 PRC Tax Law. Under such rules, when issued, Super TV or N-T Digital TV may not qualify as “high- and new technology enterprises strongly supported by the State” and thus may not be entitled to a preferential enterprise income tax rate of 15%, rather than the standard rate of 25%, after the current tax preferential tax treatment they enjoy expires in 2009. In addition, under the 2008 PRC Enterprise Income Tax Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on its global income, but the 2008 PRC Enterprise Income Tax Law does not define the term “de facto management bodies.” Substantially all of our management is currently located in the PRC, and if they remain located in the PRC after the effective date of the 2008 PRC Enterprise Income Tax Law, our company may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on its global income. In addition, the 2008 PRC Enterprise Income Tax Law provides that an income tax of 20% will normally be applicable to dividends payable to foreign investors, and, unlike the current law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their foreign investors. Although the 2008 PRC Enterprise Income Tax Law provides for the possibility that corporations will be exempt from withholding such income tax when paying dividends to foreign investors, the details have not been established. As a result, Super TV may be required to withhold all or part of such income tax when paying us dividends.

Value-added tax refunds.    Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, each of N-T Digital TV and Super TV is entitled to a refund of value-added tax paid at a rate of 14% of the sale value of some of our software products. The amount of the refund for this value-added tax included in our total revenues was nil, $1.0 million, $2.5 million and $1.8 million in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively, accounting for nil%, 7.8%, 8.2% and 8.2%, respectively, of our total revenues in the corresponding periods. We include such refunds in the total revenues in our consolidated statements of operations included elsewhere in this prospectus. The value-added tax refund benefits will cease to be available to N-T Digital TV and Super TV by 2010.

Business tax.    Each of N-T Digital TV and Super TV pay business tax and related surcharges at a rate of 5.5% on certain service-type revenues, including those from the service portion of our head-end integration services, head-end system development services, licensing income and royalty income.

Recent Acquisitions

In August 2006, N-T Digital TV entered into an asset transfer agreement to purchase from N-T Information Engineering its set-top box design business for an initial purchase price of RMB29,440,000 ($3,867,578), subject to certain post-closing downward adjustments. As an adjustment to the initial purchase price, N-T Information Engineering refunded RMB12,051,000 ($1,583,158) to N-T Digital TV in April 2007. For details of the adjustment mechanism of the initial purchase price, see “Related Party Transaction—Super TV and N-T Digital TV Arrangements—Transfer of Assets and Equity Interests and Trademark License—Asset Transfer Agreement, dated August 5, 2006, between N-T Information Engineering and N-T Digital TV, as amended on April 6, 2007.” We have accounted for this acquisition using the purchase method of accounting and have consolidated the results of the acquired business into our consolidated financial statements since August 5, 2006. On a pro forma basis, assuming this acquisition had taken place on January 1, 2006, the acquired business would have contributed $1.2 million to our total net revenues in 2006. For additional information, see Note 4 to our consolidated financial statements included elsewhere in this prospectus.

In August 2006, N-T Digital TV entered into an equity transfer agreement to purchase from N-T Information Engineering its 51% equity interest in Foshan Nanhai Guokai Digital TV Technology Co., Ltd., or Guokai, for a cash consideration of RMB2,370,000 ($311,350). The parties entered into a new agreement in March 2007 to reduce the consideration to RMB2,255,858 ($296,355). Guokai is a company primarily engaged in the research, development and sale of digital TV-related systems, software and products. A Japanese multinational company holds the remaining 49% equity interest in Guokai. This transaction was completed on July 27, 2007.

Selected Quarterly Results of Operations

We believe comparisons of our most recent fiscal quarters, which we have included below, provide useful information for investors regarding our results of operations and illustrate the recent trends in our business and operations. The following table presents our unaudited selected consolidated quarterly results of operations for the ten quarters ended June 30, 2007. You should read the following table in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited selected consolidated quarterly financial information on substantially the same basis as our audited consolidated financial statements and used information derived from our unaudited consolidated financial statements not included in this prospectus. The unaudited selected quarterly financial information reflects all adjustments, consisting of normal recurring adjustments, that our management considers necessary for a fair presentation of our operating results for the periods presented. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or for any full year. There are many factors, including those discussed under “Risk Factors,” that could have a material adverse effect on our business and operating results.

Consolidated Statement of Operations Data	For the three months ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	(In thousands)
Revenues	$1,626	$3,482	$3,406	$4,633	$3,751	$6,659	$10,498	$9,718	$10,481	$11,187
Products	1,151	2,016	2,327	3,797	3,067	5,903	9,126	8,348	9,010	10, 095
Services	475	1,466	1,079	836	684	756	1,372	1,370	1,471	1,092
Business taxes	(6)	(14)	(28)	(13)	(21)	(37)	(110)	(88)	(59)	(57)

Net revenue	1,620	3,468	3,378	4,620	3,730	6,622	10,388	9,630	10,422	11,130
Cost of revenues	468	1,436	983	1,017	849	1,226	2,135	2,375	1,702	2,197

Gross Profit	1,152	2,032	2,395	3,603	2,881	5,396	8,253	7,255	8,720	8,933

Operating expenses:
Research and development expenses	410	454	482	472	433	454	508	826	904	1,052
Selling and marketing expenses	326	235	381	386	423	377	532	516	630	619
General and administrative expenses	147	183	172	182	193	198	148	688	512	702

Total operating expenses	883	872	1,035	1,040	1,049	1,029	1,188	2,030	2,046	2,373
Income from operation	269	1,160	1,360	2,563	1,832	4,367	7,065	5,225	6,674	6,560
Net income	$94	$845	$1,160	$2,444	$397	$3,016	$5,740	$3,837	$6,185	$5,978

The following table presents our unaudited quarterly results of operations as a percentage of total net revenues for the ten quarters ended June 30, 2007:

	For the three months ended
As Percentage of Net Revenues:	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
Revenues	100.3%	100.4%	100.8%	100.3%	100.5%	100.6%	101.1%	100.9%	100.6%	100.5%
Products	71.0	58.1	68.9	82.2	82.2	89.1	87.8	86.7	86.5	90.7
Services	29.3	42.3	31.9	18.0	18.3	11.5	13.3	14.2	14.1	9.8
Business taxes	(0.3)	(0.4)	(0.8)	(0.3)	(0.5)	(0.6)	(1.1)	(0.9)	(0.6)	(0.5)

Net revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of Revenues	28.9	41.4	29.1	22.0	22.8	18.5	20.6	24.7	16.3	19.7

Gross Profit	71.1	58.6	70.9	78.0	77.2	81.5	79.4	75.3	83.7	80.3

Operating expenses:
Research and development expenses	25.3	13.0	14.3	10.2	11.6	6.9	4.9	8.6	8.7	9.4
Selling and marketing expenses	20.1	6.8	11.3	8.4	11.3	5.7	5.1	5.4	6.0	5.6
General and administrative expenses	9.1	5.3	5.1	3.9	5.2	3.0	1.4	7.1	4.9	6.3

Total operating expenses	54.5	25.1	30.7	22.5	28.1	15.6	11.4	21.1	19.6	21.3
Income from operation	16.6	33.5	40.2	55.5	49.1	65.9	68.0	54.2	64.1	59.0
Net income	5.7%	24.4%	34.4%	53.0%	10.7%	45.6%	55.2%	39.7%	59.4%	53.8%

Our revenues and other operating results have grown rapidly in general, but are difficult to predict and have fluctuated from quarter to quarter due to seasonal and other variations in the purchasing pattern among our customers. Because of our limited operating history, the trends we have experienced in the past may not be indicative of our future operating results.

Revenues.    Our customers typically defer their major purchasing decisions during the first quarter of each year as the result of a number of events that occur in that period. Cable television network operators, as well as other companies in the television and related industries, carefully observe and analyze potential market trends indicated by the annual meeting of the China Content Broadcasting Network, a major trade fair for the digital television, broadband and related industries usually scheduled for March of each year. In addition, our customers tend not to make major purchases around the time of the Chinese Lunar New Year holidays, which generally occur in late January or in February. As a result of these events, our revenues declined to $3.8 million in the first quarter of 2006 from $4.6 million in the fourth quarter of 2005, and our revenues in the first quarter of 2007 increased only moderately to $10.5 million from $9.7 million in the fourth quarter of 2006. In the first quarter of 2007, our revenues were higher than what would have been under the normal seasonality pattern due to the slight shortage of smart card raw materials in the fourth quarter of 2006. Furthermore, our service revenues are volatile as demand for the system integration projects may vary significantly from quarter to quarter. In the second quarter of 2007, the service revenues declined to $1.1 million from $1.5 million in the first quarter of 2007.

Our revenues are also affected by non-recurring events from time to time. In the third quarter of 2006, Jiangsu Qingda, on behalf of a Nanjing-based cable television network operator, made a large purchase of our smart cards and thereby contributed to the significant increase in our revenues to $10.5 million in the third quarter of 2006 from $6.7 million in the second quarter of 2006.

Cost of revenues.    Our cost of revenues has generally followed the trends of our revenues, although we have experienced variations from this pattern in certain quarters. Our cost of revenues experienced a significant increase in the second quarter of 2005 and represented a higher percentage of our net revenues in that quarter compared to the surrounding periods due to an increase in revenue contribution from the performance of head-end system integration services pursuant to head-end system integration contracts signed in the previous quarter, which generally yield a lower margin compared to the sale of smart cards. We experienced a decline in our cost of revenues to $1.7 million in the first quarter of 2007 from $2.4 million in the fourth quarter of 2006 despite an increase in our revenues during the same period. This decline in our cost of revenues primarily reflected a decrease in the price of computer chips used in our smart cards, a reduction of our production overhead and a decrease in costs associated with our head-end systems integration services.

Gross profit and gross margin.    Our gross profit has generally increased in absolute dollar terms, in line with our overall revenue trend. Our gross margin has generally remained stable and above 75% in most quarters. Our gross margin in the second quarter of 2005 was 58.6%, primarily due to an increase in our cost of revenues, as a percentage of our net revenues, due to an increase in revenue contribution from the performance of head-end system integration services, which generally yield a lower margin compared to the sale of smart cards. The gross margin in the second quarter of 2007 decreased to 80.3% from 83.7% in the first quarter of 2007, primarily due to a decrease in the average selling price of our smart cards and an increase in the unit costs of smart cards.

Operating expenses.    Our operating expenses have generally increased in absolute dollar terms as we expanded our operations, including by increasing the number of our employees, in particular research and development staff. The significant increase in operating expenses to $2.0 million in the fourth quarter of 2006 from $1.2 million in the third quarter of 2006 mainly related to a significant increase in general and administrative expense to $0.7 million from $0.1 million during that period, which included an increase in professional services fees in connection with the preparation for this offering.

Net income.    Our net income has generally increased from quarter to quarter, in line with the overall increase in our revenues. The decline in net income to $0.4 million in the first quarter of 2006 from $2.4 million in the fourth quarter of 2005 was primarily due to the recognition of a $1.4 million charge relating to the change in the fair value of the warrant we issued to SAIF in 2004 as well as the decline in our revenues during that quarter from the preceding quarter. The decline in net income to $3.8 million in the fourth quarter of 2006 from $5.7 million in the third quarter of 2006 was the result of a decrease in revenues from the high revenue level of the previous quarter and an increase in operating expenses in the fourth quarter of 2006 attributable to research and development expenditures and professional services fees in connection with the preparation for this offering.

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our net revenues for the periods indicated:

	Years ended December 31,						Six months ended June 30,
	2004		2005		2006		2006		2007
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(In thousands, except percentages)						(Unaudited)
Revenues:
Products	$1,388	38.3%	$9,291	71.0%	$26,443	87.1%	$8,970	86.7%	$19,105	88.6%
Service	2,300	63.4	3,855	29.5	4,182	13.8	1,439	13.9	2,563	11.9

Total revenues	3,688	101.7	13,146	100.5	30,625	100.8	10,409	100.6	21,668	100.5
Business taxes	(61)	(1.7)	(60)	(0.5)	(255)	(0.8)	(57)	(0.6)	(116)	(0.5)

Net revenues	3,627	100.0	13,086	100.0	30,370	100.0	10,352	100.0	21,552	100.0

Cost of revenues:(1)
Products	458	12.6	1,936	14.8	4,726	15.6	1,506	14.5	2,683	12.4
Service	1,339	36.9	1,967	15.0	1,859	6.1	569	5.5	1,216	5.6

Total cost of revenues	1,797	49.5	3,903	29.8	6,585	21.7	2,075	20.0	3,899	18.1

Gross profit	1,830	50.5	9,183	70.2	23,785	78.3	8,277	80.0	17,653	81.9

Operating expenses:
Research and development expenses(1)	1,533	42.3	1,818	13.9	2,221	7.3	887	8.6	1,956	9.1
Selling and marketing expenses(1)	904	24.9	1,328	10.1	1,847	6.1	800	7.7	1,249	5.8
General and administrative expenses(1)	582	16.1	684	5.2	1,228	4.0	392	3.8	1,214	5.6

Total operating expenses	3,019	83.2	3,830	29.3	5,296	17.4	2,079	20.1	4,419	20.5

Income from operations	(1,189)	(32.8)	5,353	40.9	18,489	60.9	6,198	59.9	13,234	61.4
Interest income	12	0.3	117	0.9	278	0.9	134	1.3	122	0.6
Impairment of long-term investment	(358)	(9.9)	—	—	—	—	—	—	—	—
Recognition of the change in the fair value of the warrant	(472)	(13.0)	(18)	(0.1)	(5,406)	(17.8)	(2,703)	(26.1)	—	—

Income/(loss) before income taxes	(2,007)	(55.3)	5,452	41.7	13,361	44.0	3,629	35.1	13,356	62.0
Income tax	21	0.6	66	0.5	59	0.2	16	0.2	(1,193)	(5.6)

Net income/(loss) before minority interest	(1,986)	(54.7)	5,518	42.2	13,420	44.2	3,645	35.2	12,163	56.4

Minority interest	1,319	36.4	975	7.4	430	1.4	232	2.2	—	—

Net income/(loss)	$(3,305)	(91.1)%	$4,543	34.7%	$12,990	42.8%	$3,413	33.0%	$12,163	56.4%

Deemed dividend to preferred shareholder at issuance	(7,427)	(204.7)	—	—	—	—	—	—	—	—
Cash dividend to preferred shareholder	—	—	—	—	(5,731)	(18.9)	—	—	—	—

Net income/(loss) attributable to holders of ordinary shares	$(10,732)	(295.8)%	$4,543	34.7%	$7,259	23.9%	$3,413	33.0%	$12,163	56.4%

(1)	Share-based compensation charges incurred during the period related to:

	Years ended December 31,						Six months ended June 30,
	2004		2005		2006		2006		2007
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
							(unaudited)
	(In thousands, except percentages)
Cost of revenues	—	—	$10	0.1%	$20	0.1%	$1	0.0%	$25	0.1%
Research and development expenses	—	—	103	0.8	167	0.6	14	0.1	256	1.2
Selling and marketing expenses	—	—	32	0.2	56	0.2	4	0.0	67	0.3
General and administrative expenses	—	—	$67	0.5%	$94	0.3%	$9	0.1%	$339	1.6%

Comparison of Six Months Ended June 30, 2007 and June 30, 2006

Revenues.    The following table sets forth revenues by sources and the percentage of our total revenues for the six months ended June 30, 2006 and 2007:

	Six months ended June 30,
	2006		2007
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(Unaudited)		(Unaudited)
	(In thousands, except percentages)
Products
Smart cards	$8,880	85.3%	$19,052	87.9%
Set-top boxes and others	90	0.9	53	0.3

Subtotal	$8,970	86.2%	$19,105	88.2%
Services
Head-end system integration	1,028	9.9%	1,463	6.8%
Head-end system development	42	0.4	149	0.7
Licensing income	279	2.7	786	3.6
Royalty income	90	0.9	165	0.8

Subtotal	$1,439	13.8%	$2,563	11.8%
Total revenues	$10,409	100.0%	$21,668	100.0%

Our total revenues increased by 108.2% to $21.7 million in the six months ended June 30, 2007 from $10.4 million in the same period of 2006. This increase primarily resulted from a significant increase in the revenues from the sales of our products and, to a lesser extent, an increase in the revenues from the sales of our services.

Revenues from the sales of our products increased by 113.0% to $19.1 million in the six months ended June 30, 2007 from $9.0 million in the same period of 2006, primarily due to a significant increase in the revenues from the sales of our smart cards. The increase in the revenues from the sales of smart cards was primarily attributable to a 120.7% increase in the number of smart cards sold by us to 2.8 million in the six months ended June 30, 2007 from 1.3 million in the same period of 2006, which was partially offset by a 5.6% decrease in the average selling price of our smart cards in RMB terms from the six months ended June 30, 2006 to the same period of 2007. The increase in our sales of smart cards resulted from a strong demand generated by the overall accelerating trend of the digitalization process in the PRC. The decrease in the average selling price of smart cards from the six months ended June 30, 2006 to the same period of 2007 was primarily due to increased competition.

Revenues from the sales of our services increased by 78.1% to $2.6 million in the six months ended June 30, 2007 from $1.4 million in the same period of 2006. The increase in the revenues from the sales of our services was primarily due to increases in the revenues from our licensing income and head-end system integration services. Revenues from licensing income increased by 181.6% to $0.8 million in the six months ended June 30, 2007 from $0.3 million in the same period of 2006, primarily due to a 169.2% increase in the number of new licensing contracts for our CA systems terminal-end software that we entered into in the six months ended June 30, 2007 as compared to the same period of 2006. Revenues from our head-end system integration services increased by 42.3% to $1.5 million in the six months ended June 30, 2007 from $1.0 million in the same period of 2006, primarily reflecting a 60.1% increase in the number of contracts performed in the six months ended June 30, 2007 compared to the same period of 2006.

Net Revenues.    Our net revenues increased by 108.2% to $21.6 million in the six months ended June 30, 2007 from $10.4 million in the same period of 2006.

Cost of Revenues.    The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for the six months ended June 30, 2006 and 2007:

	Six months ended June 30,
	2006		2007
	Amount	% of Net Revenues	Amount	% of Net Revenues
	(Unaudited)		(Unaudited)
	(In thousands, except percentages)
Products	$1,506	14.5%	$2,683	12.4%
Services	569	5.5	1,216	5.6
Total cost of revenues	$2,075	20.0%	$3,899	18.1%

Cost of revenues increased by 87.9% to $3.9 million in the six months ended June 30, 2007 from $2.1 million in the same period of 2006. Cost of revenues relating to our products increased by 78.2% to $2.7 million in the six months ended June 30, 2007 from $1.5 million in the same period of 2006, primarily due to an increase in raw material costs and personnel and related costs as the number of smart cards sold by us increased significantly during the period. Cost of revenues relating to our services increased by 113.9% to $1.2 million in the six months ended June 30, 2007 from $0.6 million in the same period of 2006, primarily due to an increase of $0.6 million in costs of our head-end system integration services.

Cost of revenues as a percentage of net revenues decreased to 18.1% in the six months ended June 30, 2007 from 20.0% in the same period of 2006, primarily driven by a decline in the unit costs of computer chips and other raw materials, and an increase in the percentage of net revenues derived from our higher-margin products such as smart cards and licensing fees. The average unit cost of our smart cards decreased by 20.5% in U.S. dollar terms from the six months ended June 30, 2006 to the same period of 2007, primarily due to a decrease in the price of computer chips.

Gross Profit and Gross Margin.    Gross profit increased by 113.3% to $17.7 million in the six months ended June 30, 2007 from $8.3 million in the same period of 2006. Our gross margin increased to 81.9% in the six months ended June 30, 2007 from 80.0% in the same period of 2006.

Operating Expenses.    Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Our operating expenses increased by 112.6% to $4.4 million in the six months ended June 30, 2007 from $2.1 million in the same period of 2006, primarily due to an increase in the average number of our employees (which is the average of the month-end numbers of our employees in that period) to 273 in the six months ended 2007 from 136 in the same period of 2006, resulting from the expansion of our operations, and a $0.6 million increase in charges for share-based compensation. As a result, operating expenses as a percentage of net revenues slightly increased to 20.5% in the six months ended June 30, 2007 from 20.1% in the same period of 2006.

Research and Development Expenses.    Our research and development expenses increased by 126.3% to $2.0 million in the six months ended June 30, 2007 from $0.9 million in the same period of 2006. This increase was primarily due to a $0.8 million increase in the compensation and benefits expenses accompanying an increase in the average number of our research and development staff from 79 in the six months ended June 30, 2006 to 178 in the same period of 2007. In addition, we recognized share-based compensation expenses of $0.3 million as research and development expenses in the six months ended June 30, 2007, compared to a minimal amount of such expenses in the same period of 2006. Our research and development expenses as a percentage of net revenues slightly increased to 9.1% in the six months ended June 30, 2007 from 8.6% in the same period of 2006.

Selling and Marketing Expenses.    Our selling and marketing expenses increased by 56.2% to $1.2 million in the six months ended June 30, 2007 from $0.8 million in the same period of 2006. This increase was primarily due to the amortization of intangible assets due to our acquisition of the set-top box design business in August 2006, as well as increases in compensation and benefits expenses, share-based compensation expenses, traveling expenses and advertising expenses. Our selling and marketing expenses as a percentage of net revenues decreased to 5.8% in the six months ended June 30, 2007 from 7.7% in the same period of 2006.

General and Administrative Expenses.    Our general and administrative expenses increased by 209.7% to $1.2 million in the six months ended June 30, 2007 from $0.4 million in the same period of 2006. This increase was primarily due to a $0.3 million increase in share-based compensation and, to a lesser extent, an increase in professional advisory fees and an increase in other compensation and benefits expenses resulting from a 93.7% increase in the average number of our general and administrative staff from the six months ended June 30, 2006 to the same period of 2007. Our general and administrative expenses as a percentage of net revenues increased to 5.6% in the six months ended June 30, 2007 from 3.8% in the same period of 2006.

Income from Operations.    As a result of the foregoing factors, our income from operations increased by 113.5% to $13.2 million in the six months ended June 30, 2007 from $6.2 million in the same period of 2006.

Other Income (Expenses).    We had other income of $0.1 million in the six months ended June 30, 2007, compared to other expenses of $2.6 million in the six months ended June 30, 2006. Our other expenses in the six months ended June 30, 2006 consisted primarily of the change in the fair value of the warrant held by SAIF in the amount of $2.7 million, which was partially offset by interest income of $0.1 million on our bank deposits. Our other income in the six months ended June 30, 2007 consisted primarily of interest income on our bank deposits.

Income Tax.    We incurred income tax expenses of $1.2 million in the six months ended June 30, 2007, compared to minimal deferred income tax benefits in the six months ended June 30, 2006. We started to incur current income tax expenses in the six months ended June 30, 2007 as we have been subject to a preferential PRC income tax rate of 7.5% since January 1, 2007 when our three-year exemption from PRC enterprise income tax expired.

Net Income.    As a result of the foregoing factors and taking into account nil and $0.2 million net income attributable to minority interest in the six months ended June 30, 2007 and the same period of 2006, respectively, net income increased by 256.3% to $12.2 million in the six months ended June 30, 2007 from $3.4 million in the same period of 2006, while net margin increased to 56.4% in the six months ended June 30, 2007 from 33.0% in the same period of 2006. Our net income attributable to holders of ordinary shares was $12.2 million in the six months ended June 30, 2007, compared to $3.4 million in the six months ended June 30, 2006.

Comparison of Years Ended December 31, 2006 and December 31, 2005

Revenues.    The following table sets forth revenues by sources and the percentage of our total revenues for 2005 and 2006:

	Years ended December 31,
	2005		2006
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(In thousands, except percentages)
Products
Smart cards	$9,278	70.6%	$26,223	85.6%
Set-top boxes and others	13	0.1	220	0.7

Subtotal	$9,291	70.7%	$26,443	86.3%

	Years ended December 31,
	2005		2006
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(In thousands, except percentages)
Services
Head-end system integration	3,089	23.5	2,317	7.6
Head-end system development	70	0.5	558	1.8
Licensing income	696	5.3	1,037	3.4
Royalty income	—	—	270	0.9

Subtotal	$3,855	29.3%	$4,182	13.7%
Total revenues	$13,146	100.0%	$30,625	100.0%

Our total revenues increased by 133.0% to $30.6 million in 2006 from $13.1 million in 2005. This increase primarily resulted from a significant increase in the revenues from the sales of our products, in particular smart cards.

Revenues from the sales of our products increased by 184.6% to $26.4 million in 2006 from $9.3 million in 2005, primarily due to a significant increase in the revenues from the sales of our smart cards, which continued to account for over 99% of our revenues from the sales of products in 2006. The increase in the revenues from the sales of smart cards was primarily attributable to a 169.0% increase in the number of smart cards sold by us to 3.9 million in 2006 from 1.5 million in 2005, which was partially offset by a 0.9% decrease in the average selling price of our smart cards in RMB terms from 2005 to 2006. The increase in our sales of smart cards resulted from the continued growth of the PRC television digitalization market as well as our leading market position. Sales generated by Jiangsu Qingda, our distributor for Jiangsu Province, as a percentage of our total revenues from the sales of smart cards, increased to 15.1% in 2006 from 0.1% in 2005. The decrease in the average selling price of smart cards from 2005 to 2006 was primarily due to intensified competition.

Revenues from the sales of our services increased by 8.5% to $4.2 million in 2006 from $3.9 million in 2005. The increase in the revenues from the sales of our services was primarily due to increases in the revenues from our head-end system development services, licensing income and royalty income, which were partially offset by a decrease in the revenues from our head-end system integration service. Revenue from our head-end system development services increased to $0.6 million in 2006 from $0.1 million in 2005, primarily reflecting an increase in demand from customers for such services in 2006 compared to 2005. Revenues from licensing income increased by 48.9% to $1.0 million in 2006 from $0.7 million in 2005, primarily due to a 78.0% increase in the average amount of licensing fees per contract we collected in that year, which was partially offset by a 16.4% decrease in the number of new licensing contracts for our CA systems terminal-end software. In addition, we started to collect royalties from set-top box manufacturers who licensed our CA system terminal-end software in 2006 and had $0.3 million in royalty income in that year, compared to nil in 2005. Revenues from our head-end system integration services decreased by 25.0% to $2.3 million in 2006 from $3.1 million in 2005, reflecting a $0.7 million decrease in revenue recognized in 2006 from contracts performed in 2006 compared to revenue recognized in 2005 from contracts performed in 2005. In addition, in light of the increasing competition in the CA system market, we continue to lower the price for our head-end system integration services to attract more digital television network operator customers in 2006.

Net Revenues.    Our net revenues increased by 132.1% to $30.4 million in 2006 from $13.1 million in 2005.

Cost of Revenues.     The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for 2005 and 2006:

	Years ended December 31,
	2005		2006
	Amount	% of Net Revenues	Amount	% of Net Revenues
	(In thousands, except percentages)
Products	$1,936	14.8%	$4,726	15.6%
Services	1,967	15.0	1,859	6.1
Total cost of revenues	$3,903	29.8%	$6,585	21.7%

Cost of revenues increased by 68.7% to $6.6 million in 2006 from $3.9 million in 2005, reflecting an increase in the costs relating to our products, which was partially offset by a slight decrease in the costs relating to our services. Cost of revenues relating to our products increased by 144.1% to $4.7 million in 2006 from $1.9 million in 2005, primarily due to an increase in raw material costs and personnel and related costs as the number of smart cards sold by us increased significantly during the period. Cost of revenues relating to our services slightly decreased by 5.5% to $1.9 million in 2006 from $2.0 million in 2005, primarily due to a decrease in the proportion of our service revenues derived from head-end system integration services.

Cost of revenues as a percentage of net revenues decreased to 21.7% in 2006 from 29.8% in 2005, primarily driven by the increase, as a percentage of net revenues, in the revenues from the sales of our higher-margin products such as smart cards. This decrease of cost of revenues as a percentage of net revenues from 2005 to 2006 was also due to declining unit costs of some raw materials during the period as well as increased operating efficiency due to economies of scale. The average unit cost of our smart cards decreased by approximately 10.8% in U.S. dollar terms from 2005 to 2006, primarily due to a decrease in the price of computer chips.

Gross Profit and Gross Margin.    Gross profit increased by 159.0% to $23.8 million in 2006 from $9.2 million in 2005. Our gross margin increased to 78.3% in 2006 from 70.2% in 2005.

Operating Expenses.    Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Our operating expenses increased by 38.3% to $5.3 million in 2006 from $3.8 million in 2005, primarily due to an increase in the average number of our employees to 228 in 2006 from 188 in 2005 and the expansion of our operations. Operating expenses, as a percentage of net revenues, decreased to 17.4% in 2006 from 29.3% in 2005, primarily reflecting increased operating efficiency due to our achieving economies of scale.

Research and Development Expenses.    Our research and development expenses increased by 22.2% to $2.2 million in 2006 from $1.8 million in 2005. This increase was primarily attributable to a $0.5 million increase in the compensation and benefits expenses, reflecting an increase in the average number of our research and development staff to 108 in 2006 from 87 in 2005, which was partially offset by a $0.2 million decrease in depreciation expenses. Our research and development expenses, as a percentage of net revenues, decreased to 7.3% in 2006 from 13.9% in 2005.

Selling and Marketing Expenses.    Our selling and marketing expenses increased by 39.1% to $1.8 million in 2006 from $1.3 million in 2005. This increase was primarily attributable to a $0.3 million increase in the compensation and benefits expenses, reflecting a larger amount of performance-based incentive payments to our sales and marketing staff in 2006. Our selling and marketing expenses, as a percentage of net revenues, decreased to 6.1% in 2006 from 10.2% in 2005.

General and Administrative Expenses.    Our general and administrative expenses increased by 79.5% to $1.2 million in 2006 from $0.7 million in 2005. This increase was primarily attributable to a $0.3 million increase in professional advisory fees and, to a lesser extent, a $0.1 million increase in compensation and benefits expenses for our general and administrative staff, reflecting a slight increase in number of employees in this function, and a $0.2 million in allowance for doubtful accounts in 2006. Our general and administrative expenses, as a percentage of net revenues, slightly decreased to 4.0% in 2006 from 5.2% in 2005.

Income from Operations.     As a result of the foregoing factors, our income from operations increased by 245.4% from $5.4 million in 2005 to $18.5 million in 2006.

Other Income (Expenses).    We had other expenses of $5.1 million in 2006, compared to other income of $0.1 million in 2005. Our other expenses in 2006 consisted primarily of the change in the fair value of the warrant held by SAIF in the amount of $5.4 million, which was partially offset by interest income of $0.3 million on our bank deposits. Our other income in 2005 consisted primarily of interest income on our bank deposits.

Net Income.     As a result of the foregoing factors and taking into account $0.4 million and $1.0 million in net income attributable to minority interest in 2006 and 2005, respectively, net income increased by 185.9% to $13.0 million in 2006 from $4.5 million in 2005, while net margin increased to 42.8% in 2006 from 34.7% in 2005.

Taking into account a cash dividend of $5.7 million to our Series A preferred shareholder in 2006, our net income attributable to holders of ordinary shares was $7.3 million in 2006, compared to $4.5 million in 2005.

Comparison of Years Ended December 31, 2005 and December 31, 2004

Revenues.    The following table sets forth revenues by sources and the percentage of our total revenues for 2004 and 2005:

	Years ended December 31,
	2004		2005
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(In thousands, except percentages)
Products
Smart cards	$1,387	37.6%	$9,278	70.6%
Set-top boxes and others	1	0.0	13	0.1

Subtotal	$1,388	37.6%	$9,291	70.7%
Services
Head-end system integration	1,698	46.0	3,089	23.5
Head-end system development	237	6.4	70	0.5
Licensing income	365	9.9	696	5.3
Royalty income	—	—	—	—

Subtotal	$2,300	62.4%	$3,855	29.3%
Total revenues	$3,688	100.0%	$13,146	100.0%

Our total revenues increased by 256.4% to $13.1 million in 2005 from $3.7 million in 2004. This increase primarily resulted from a significant increase in the revenues from the sales of our products, in particular smart cards, as well as, to a lesser extent, an increase in the revenue from the sales of our services, in particular the head-end system integration services.

Revenues from the sales of our products increased by 569.3% to $9.3 million in 2005 from $1.4 million in 2004, primarily due to a significant increase in the revenues from the sales of our smart cards, which accounted for substantially all of our revenues from the sales of our products in both 2004 and 2005. The increase in the revenues from the sales of smart cards was primarily attributable to a 523.6% increase in the number of smart cards sold by us to 1.5 million in 2005 from 0.2 million in 2004, which was partially offset by a 4.7% decrease in the average selling price of our smart cards in RMB terms from 2004 to 2005. Due in part to the introduction in 2003 of the government-set targets for television digitalization in the PRC and the subsequent adoption of related preferential or facilitating government measures, the growth of China’s digital television industry started to accelerate in the period from 2004 to 2005, initially in small-to-medium sized cities. Benefiting from our early-mover advantage in serving the cable television network operators in these cities, we were able to capture this opportunity to grow the sales of our smart cards significantly in this period. The decrease in the average selling price of smart cards from 2004 to 2005 was primarily due to increased competition.

Revenues from the sales of our services increased by 67.6% to $3.9 million in 2005 from $2.3 million in 2004. The increase in the revenues from the sales of our services was primarily due to an increase in the revenues from our head-end system integration services and to a lesser extent, an increase in our licensing income, which were partially offset by a decrease in revenues from our head-end system development services. Revenues from our head-end system integration services increased by 81.9% to $3.1 million in 2005 from $1.7 million in 2004, primarily reflecting a $1.2 million increase in deferred revenue recognized in 2005 compared to 2004. Revenues from our head-end system development services decreased by 70.5% to $0.1 million in 2005 from $0.2 million in 2004, primarily reflecting a decrease in demand for such services in 2005 compared to 2004. Revenues from licensing income increased by 90.9% to $0.7 million in 2005 from $0.4 million in 2004, primarily due to an increase in the number of new licensing contracts for our CA systems terminal-end software, reflecting the growing number of set-top box manufacturers that participated in the digitalization process in the PRC. We had no royalty income in 2005 or 2004.

Net Revenues.    Our net revenues increased by 260.7% to $13.1 million in 2005 from $3.6 million in 2004.

Cost of Revenues.    The following table sets forth cost of revenues by sources of revenues by amount and as a percentage of net revenues for 2004 and 2005:

	Years ended December 31,
	2004		2005
	Amount	% of Net Revenues	Amount	% of Net Revenues
	(In thousands, except percentages)
Products	$458	12.6%	$1,936	14.8%
Services	1,339	36.9	1,967	15.0
Total cost of revenues	$1,797	49.5%	$3,903	29.8%

Cost of revenues increased by 117.2% to $3.9 million in 2005 from $1.8 million in 2004, primarily reflecting a significant increase in the costs relating to our products and, to a lesser extent, an increase in the cost relating to our services. Cost of revenues relating to our products increased by 322.8% to $1.9 million in 2005 from $0.5 million in 2004, primarily due to an increase in raw material costs and personnel and related costs as the number of smart cards sold by us increased significantly during the period. Cost of revenues relating to our services increased by 46.9% to $2.0 million in 2005 from $1.3 million in 2004, primarily reflecting the increase in the corresponding revenues from our head-end system integration services.

Cost of revenues as a percentage of net revenues decreased to 29.8% in 2005 from 49.5% in 2004, primarily due to declining unit costs of some raw materials, such as computer chips, during the period as well as increased operating efficiency due to economies of scale. The average unit cost of our smart cards decreased by approximately 32.4% in U.S. dollar terms from 2004 to 2005 primarily due to a decrease in the price of computer chips.

Gross Profit and Gross Margin.     Gross profit increased by 401.7% to $9.2 million in 2005 from $1.8 million in 2004. Our gross margin increased to 70.2% in 2005 from 50.5% in 2004.

Operating Expenses.     Our operating expenses increased by 26.8% to $3.8 million in 2005 from $3.0 million in 2004, primarily as a result of the expansion of our operations. Operating expenses, as a percentage of net revenues, decreased to 29.3% in 2005 from 83.2% in 2004, primarily reflecting increased operating efficiency as we started to realize economies of scale.

Research and Development Expenses.    Our research and development expenses increased by 18.5% to $1.8 million in 2005 from $1.5 million in 2004. This increase was primarily attributable to $0.1 million in share-based compensation expenses we incurred in 2005 and a $0.2 million increase in the compensation and benefits for our research and development staff. Our research and development expenses, as a percentage of net revenues, decreased to 13.9% in 2005 from 42.3% in 2004.

Selling and Marketing Expenses.     Our selling and marketing expenses increased by 46.9% to $1.3 million in 2005 from $0.9 million in 2004. This increase was primarily attributable to the $0.3 million marketing-related consulting fees we incurred in 2005. Our selling and marketing expenses, as a percentage of net revenues, decreased to 10.1% in 2005 from 24.9% in 2004.

General and Administrative Expenses.    Our general and administrative expenses increased by 17.5% to $0.7 million in 2005 from $0.6 million in 2004. This increase was primarily attributable to $0.1 million share-based compensation expenses we incurred in 2005 and an increase in compensation and benefits for our general and administrative staff, which were partially offset by a decrease in professional advisory fees and a decrease in allowance for doubtful accounts. Our general and administrative expenses, as a percentage of net revenues, decreased to 5.2% in 2005 from 16.1% in 2004.

Income from Operations.    As a result of the foregoing factors, our income from operations was $5.4 million in 2005, compared to a loss to $1.2 million in 2004.

Other Income (Expenses).     We had other income of $0.1 million in 2005, compared to other expenses of $0.9 million in 2004, as the expenses that we incurred relating to the fair value change of the warrant held by SAIF and the impairment charge against an investment in a start-up company in 2004 more than offset the interest income that we earned from our cash balance in that year.

Net Income/(Loss).     As a result of the foregoing factors and taking into account $1.0 million and $1.3 million in net income attributable to minority interest in 2005 and 2004, respectively, net income was $4.5 million in 2005, compared to a net loss of $3.3 million in 2004.

Our net income attributable to holders of ordinary shares was $4.5 million in 2005, while our net loss attributable to holders of ordinary shares was $10.7 million in 2004, which reflected $7.4 million in deemed dividends to our Series A preferred shareholder in 2004.

Liquidity and Capital Resources

	Years ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
	(In thousands)
Cash and cash equivalents	$5,278	$8,272	$21,137	$16,562	$16,366
Net cash provided by operating activities	1,198	5,933	21,090	7,706	6,830
Net cash used in investing activities	(1,575)	(3,066)	(1,408)	(161)	(567)
Net cash provided by/(used in) financing activities	$5,655	$3	$(7,273)	$626	$(11,300)

Operating Activities. Net cash provided by/(used in) operating activities primarily consists of net income (loss), as adjusted for minority interest, depreciation and amortization, share-based compensation expense, change in fair value of the warrant, allowance for doubtful accounts, inventories, pre-paid expenses and other current assets, accounts receivable, deferred costs, amounts due from related parties, income tax payable, accounts payable, accrued expenses and other current liabilities and deferred revenues.

Net cash provided by operating activities was $6.8 million in the six months ended June 30, 2007, which was primarily derived from our net income of $12.2 million, adjusted to reflect a $0.7 million increase in the income tax payable and the adding back of $0.7 million in non-cash share-based compensation charges. Net income was partially offset by a $3.5 million increase in accounts receivable, a $2.1 million decrease in deferred revenues, a $1.4 million increase in inventories and a $0.5 million decrease in accounts payable. The significant increase in accounts receivable reflected the rapid growth of the sales of our smart cards as well as the increase in the balance of accounts receivable from major customers. The significant decrease during the six months ended June 30, 2007 in deferred revenues, which consist largely of pre-payments for smart cards, reflected seasonally high deferred revenue in the fourth quarter of 2006, as customers placed orders before the end of the year for shipments in the next year. The significant increase in inventories reflected our plan to build up and maintain a certain level of inventories to allow faster shipment of our smart cards upon receipt of customer orders and reduce the risk of inadequate inventories that may result from late delivery by our suppliers.

Net cash provided by operating activities was $21.1 million in 2006, which was primarily derived from our net income of $13.0 million, adjusted to reflect the adding back of a $5.4 million non-cash charge relating to the change in the fair value of the warrant held by SAIF and a $3.8 million increase in deferred revenue. Net income was partially offset by a $1.5 million increase in inventories, a $1.0 million increase in accounts receivable and a $0.8 million increase in pre-paid expenses and other current assets. The significant increase in deferred revenue during 2006 was primarily due to a significant increase in advances from customers accompanying the rapid growth of the sales of our smart cards in 2006.

Net cash provided by operating activities was $5.9 million in 2005, which was primarily derived from our net income of $4.5 million, adjusted to reflect the adding back of non-cash charges relating to $1.0 million in net income attributable to minority interest and $0.6 million in non-cash depreciation and amortization costs. These were partially offset by a $0.9 million increase in accounts receivable. In 2005, we started to allow more flexible payment terms with respect to sales to major customers, which contributed to the increase in accounts receivable.

Net cash provided by operating activities was $1.2 million in 2004, primarily reflecting a $4.0 million increase in deferred revenue and the adding back of non-cash charges relating to a $1.1 million net loss from N-T Information Engineering in 2004 before recapitalization and $1.3 million in net income attributable to minority interest. These were partially offset by a net loss of $3.3 million, a $1.3 million increase in deferred cost, a $1.0 million increase in accounts receivable and $0.7 million increase in inventories.

Investing Activities.    Investing activities primarily include the acquisitions of assets and businesses from N-T Information Engineering and purchases of property and equipment from time to time.

Net cash used in investing activities was $0.6 million in the six months ended June 30, 2007, reflecting a $1.5 million one-year term loan extended to N-T Information Engineering in April 2007, $0.5 million used for purchase of property and equipment and $0.1 million used for capital contribution to a joint venture company with Jiangsu Qingda, which were partially offset by a $1.5 million refund received from N-T Information Engineering, resulting from the downward adjustment to the price paid by us to purchase its set-top box business.

Net cash used in investing activities was $1.4 million in 2006, primarily consisting of $3.8 million used for the acquisition of the set-top box design business from N-T Information Engineering, which was partially offset by a $2.0 million refund to us of the purchase price relating to an abandoned acquisition of certain equity interests in a start-up company through N-T Information Engineering and the repayment to us of a $0.7 million loan by N-T Information Engineering.

Net cash used in investing activities was $3.1 million in 2005, primarily consisting of $2.0 million paid to N-T Information Engineering relating to a then-proposed acquisition of certain equity interests in a start-up company and a $0.7 million loan to N-T Information Engineering.

Net cash used in investing activities was $1.6 million in 2004, primarily consisting of $1.3 million used for the acquisition of the smart card and CA systems business from N-T Information Engineering.

Financing Activities.    Cash used in financing activities primarily consists of dividend payments, and cash provided by financing activities primarily consists of proceeds from the issuance of Series A preferred shares and the warrant to SAIF, capital contributions by equity shareholders and proceeds from the exercise of the warrant by SAIF.

Net cash used in financing activities was $11.3 million in the six months ended June 30, 2007, representing dividend payments to our preferred and ordinary shareholders.

Net cash used in financing activities was $7.3 million in 2006, primarily consisting of $10.0 million used for dividend payments to both our preferred and ordinary shareholders, partially offset by $2.1 million in proceeds from the exercise of the warrant by SAIF to purchase additional Series A preferred shares from us and an aggregate of $0.6 million in a capital injection from N-T Information Engineering and SAIF through Ms. Li Yang, who at that time was a shareholder of N-T Digital TV.

We had no material financing activities in 2005.

Net cash provided by financing activities was $5.7 million in 2004, primarily consisting of $5.0 million from the issuance of Series A preferred shares to SAIF and an aggregate of $0.7 million in capital injections from SAIF through Ms. Li Yang, who at that time was a shareholder of N-T Digital TV.

Pursuant to relevant PRC laws and regulations applicable to our subsidiary and variable interest entity in the PRC, these entities are required to make appropriations from net income as determined in accordance with PRC GAAP to non-distributable reserves, also referred to as “statutory common reserves,” which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. According to the revised PRC Company law which took effect on January 1, 2006, our subsidiary and variable interest entity in the PRC are no longer required to make appropriations to the statutory welfare reserve, but appropriations to the statutory surplus reserve are still required to be made at the rate of 10% of profits after tax as determined under PRC GAAP until the balance of such reserve fund reaches 50% of the entities’ registered capital.

Our subsidiary and our variable interest entity in the PRC may, upon a resolution passed by their respective shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of each of the subsidiary and the variable interest entity. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiary and our variable interest entity in the PRC during any of the periods presented. However, as a result of these laws, approximately $2.4 million of our retained earnings was not available for distribution as of each of December 31, 2006 and June 30, 2007.

We believe that our current levels of cash and cash equivalents and cash flows from operations, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We also may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will be available to us only in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Capital Expenditures

In 2004, 2005, 2006 and the six months ended June 30, 2007, our capital expenditures totaled $1.5 million, $0.3 million, $4.1 million and $0.6 million, respectively. Our capital expenditures in 2004, 2005 and 2006 primarily consisted of acquisitions of the smart card and CA systems business and the set-top box design business from N-T Information Engineering and purchases of equipment. Our capital expenditures in the six months ended June 30, 2007 mainly related to purchases of equipment.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2006:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands)
Operating lease obligations(1)	$420	$127	—	—	$547
Purchase obligations	2,373	—	—	—	2,373

Total	$2,793	$127	—	—	$2,920

(1)	Operating leases generally relate to the lease of our office premises.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk.     Although the conversion of the Renminbi is highly regulated in the PRC, the value of the Renminbi against the value of the U.S. dollar (or any other currency) nonetheless may fluctuate and be affected by, among other things, changes in the political and economic conditions in the PRC. Under the currency policy in effect in the PRC today, the Renminbi is permitted to fluctuate in value within a narrow band against a basket of certain foreign currencies. The PRC is currently under significant international pressures to liberalize this government currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar.

We use the U.S. dollar as the reporting and functional currency for our financial statements. Our subsidiary and variable interest entity in the PRC use the Renminbi as their functional currency. Transactions denominated in currencies other than the U.S. dollar during the periods are translated into the U.S. dollar at average rates of exchange prevailing during each respective period. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into the U.S. dollar at the rates of exchange in effect on the respective balance sheet dates. Non-monetary assets and liabilities are re-measured into the U.S. dollar at historical exchange rates. Currency transaction gains and losses are recognized in the consolidated statements of operations. Currency translation adjustments are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Fluctuations in exchange rates may affect our costs, profit margins and net income. For example, in 2006, substantially all of our revenues were denominated in Renminbi and 42.6% of our cost of revenues was denominated in U.S. dollars. In 2006, fluctuations in the exchange rates between the Renminbi and U.S. dollar and other foreign currencies resulted in an increase in our net income of approximately $9,349.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars received in this offering into the Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2006, a 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately $187,000 in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately $183,000 in our total amount of cash and cash equivalents.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk and do not currently intend to do so.

Interest Rate Risk.     As of December 31, 2006, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation.    In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in the PRC was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal year end beginning after November 15, 2007. We have not yet begun the process of assessing the potential impact the adoption of SFAS No. 157 may have on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115,” or SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for fiscal year end beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. We have not yet begun the process of assessing the potential impact the adoption of SFAS No. 159 may have on our financial position or results of operations.

OUR INDUSTRY

Global Digital Television Industry

Commercial digital television services emerged in the early 1990s and have experienced rapid growth in global markets over the past decade. As of December 31, 2005, there were approximately 144.8 million digital television subscribers worldwide, as compared to 51.2 million as of December 31, 2000, according to the TV International Sourcebook 2007.

Digital television offers a range of advantages for viewers and television network operators over traditional analog television. These advantages include the following:

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Superior picture quality. Digital transmission is generally less susceptible to interference, distortion and signal degradation. As a result, digital television offers greater clarity than analog television.

•

Bandwidth efficiency. Digital signals can be compressed to allow more information to be transmitted for a given bandwidth. In the same bandwidth required to transmit one analog channel, television network operators can transmit up to four to six standard-definition digital programs simultaneously, thus offering a wider choice of programming to their subscribers. Television network operators also may take advantage of the bandwidth efficiency to transmit a higher level of picture detail, called “high-definition” programming.

•

Enhanced content protection. CA systems for digital television, as discussed in detail below, offer television network operators superior protection against piracy of their television signals by using not only scrambling technology, which is available to analog networks, but also encryption. By ensuring that only paying subscribers can access their transmissions, CA systems protect the network operators who invest in developing premium content and value-added services.

•

Platform for value-added services. The combination of bandwidth efficiency and content protection makes digital television a superior platform for television network operators to offer fee-based value-added services such as electronic program guides, which are on-screen guides to scheduled television programs that permit viewers to navigate and select programs, and personal video recording, which enables viewers to record programs onto a hard disk for viewing at their leisure. Where two-way networks are installed, digital technology allows for real-time interaction between operators and viewers, making possible such services as home shopping, home banking, gaming, remote education, video on demand and Internet access.

In order to achieve a more efficient use of scarce broadcasting spectrum, as allowed by digital transmission, and in recognition of the need for a high degree of public coordination to ensure an orderly adoption of digital technologies, certain governments have set target dates or, in some cases, firm deadlines for television network operators within their respective jurisdictions to complete the transition to digital services and switch off their analog services. The target dates or deadlines, as the case may be, are 2009 in the United States and 2012 in the United Kingdom and South Korea has proposed a deadline of 2012. The following table sets forth viewer data for certain countries:

	Television Viewing Households (in millions)	Digital Television Viewing Households (in millions)	Digital Television Subscribers as Percentage of Television Viewers
	(as of December 31, 2005)
United States	110.2	58.1	52.7%
United Kingdom	25.1	16.9	67.3%
South Korea	16.1	2.1	13.0%
Worldwide	1,155.0	144.8	12.5%

Source: TV International Sourcebook 2007

PRC Digital Television Industry

The PRC has the largest television viewing market in the world, with televisions in 362 million households as of December 31, 2006, according to Analysys International. However, only approximately 3.5% of television-viewing households in the PRC subscribed to digital television as of December 31, 2006.

PRC Cable Television Industry

Cable networks provide an important means of television transmission in the PRC. Approximately 139 million households, or 38% of television-viewing households in the PRC, subscribed to cable television as of December 31, 2006, up from 118 million households as of December 31, 2004, according to Analysys International. The government has invested heavily in the development of cable television networks as a primary means of making information and entertainment available to the public, with the result that the majority of urban households subscribe to basic cable television services. Urbanization is bringing with it rapid expansion of cable networks to formerly rural areas. The number of households linked to cable television networks is expected to reach 176 million households as of December 31, 2010, according to Analysys International.

The commercial potential of the PRC cable television industry has yet to be fully developed. The PRC cable television industry has the following unique characteristics:

•

Majority state ownership. Cable television operators have historically been owned directly or indirectly by provincial or local governments. The SARFT has allowed private investors to take minority stakes in cable television networks since 2005, but state ownership remains dominant.

•

Fragmented market. Because most local governments at the county level and above have established their own cable television networks and issued them monopoly licenses, the PRC cable television market is extremely fragmented.

•

High degree of government regulation. In addition to direction from their government owners, cable television operators must comply with SARFT regulations with respect to program content, advertising and business operations.

•

Low penetration rates of digital television services. With only approximately 3.5% of the television-viewing households in the PRC subscribing to digital service as of December 31, 2006, the penetration rate of digital television services in the PRC is significantly lower than that in the United States, the United Kingdom and South Korea.

•

Low average revenues per subscriber. Local governments have historically viewed cable television as a public utility and set subscription fees so that most residents would be able to afford them. As a result, nationwide cable television subscription fees in 2005 averaged $2.43 per month and revenues for the PRC cable television industry as a whole in 2005 were just $3.9 billion despite the largest subscriber base in the world, according to the TV International Sourcebook 2007.

•

Lack of unique content and value-added services. The majority of PRC cable television operators do not produce or purchase unique content, but instead aggregate programming from state-owned China Central Television and regional and local broadcasters, which broadcast most of the same content free-to-air. In addition, few operators have historically provided value-added services. As a result, PRC cable television operators generally took no steps to scramble or otherwise protect the content of their transmissions.

Progress of Digitalization in the PRC.

The transition from analog to digital television services in the PRC introduces potentially far-reaching changes and significant opportunities in the PRC cable television industry. This transition is being driven by the following key factors:

•

Strong government support. In 2003, the SARFT issued a blueprint for digitalizing the PRC cable television industry, including a target of 2010 for all television broadcasts to be made in digital format

(in addition to any parallel transmissions in analog format) and a target of 2015 for all cable television networks to switch off their analog transmissions. In February 2007, the SARFT ordered cable television network operators nationwide to continue to provide at least six analog television channels for the indefinite future for the benefit of those unable or unwilling to subscribe to digital television services. In support of digitalization, the central government and certain local governments have approved tax concessions for television network operators that digitalize. The SARFT has placed particular emphasis on enabling operators in major urban areas to offer digital services in time for the 2008 Beijing Olympics.

•

Mandatory migration of analog subscribers to digital subscriptions. Once the conversion to digital service is approved by a public hearing within a given municipality in the PRC, the municipal authority typically sets a timetable of one to three years for the completion of system-wide implementation. The local cable network operator is authorized by the SARFT to require subscribers to switch from analog to digital services if it provides the necessary set-top boxes and smart cards to subscribers free of charge. Upon the completion of the conversion, local cable network operators generally shut off all but six analog channels. Because there are currently few alternative services, such as terrestrial or satellite broadcasting, that transmit programming beyond the aforementioned basic analog channels, a substantial majority of television viewers have been willing to subscribe to the new digital services despite, in many cases, increased subscription fees.

•

Availability of funds for digitalization. The SARFT has authorized cable television network operators to apply for rate increases to cover the costs associated with digitalization, including purchasing set-top boxes and smart cards. The improved revenue prospects of the cable network operators have, in turn, encouraged banks, led by the state-run China Development Bank, to provide them with loans to finance the initial rollout.

•

Potential for higher revenues per household. Digital television offers network operators a range of potential new revenue sources. In addition to higher basic monthly subscription fees, network operators may charge extra for premium programs on a per-channel, per-program or per-view basis. Network operators may also charge for value-added services. In addition, because each television requires its own set-top box in order to unscramble the digital signals, network operators can charge separate subscription fees for each television set within a single household, unlike analog television network operators who charge per household rather than per television set. In PRC cities, there were 135 television sets for every 100 households at the end of 2005, according to the National Bureau of Statistics of China.

•

Ease of enforcing payment. Cable television network operators transmitting unscrambled analog signals generally had to physically disconnect the cable in order to halt viewing by non-subscribers or delinquent subscribers. By contrast, operators that transmit scrambled digital signals can enforce payment by sending digital instructions to the set-top boxes of non-paying viewers to stop unscrambling their transmission signals.

The following table sets forth the actual and projected number of cable television subscribers and digital cable television subscribers in the PRC as of the dates indicated:

	(millions of households, as of December 31,)
	2004	2005	2006	2007	2008	2009	2010
Cable TV subscribers	118.0	128.4	138.5	148.3	157.7	166.9	175.7
Of which, digital cable TV subscribers	1.1	4.4	12.5	25.7	45.7	74.4	111.2

Source: Analysys International

Conditional Access Systems Industry

CA systems are an essential component of any pay-television platform. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers and block unauthorized access to their networks. This allows television network operators to offer more premium content and value-added services with the assurance of receiving additional revenues for such content.

CA systems use a combination of signal scrambling and encryption to prevent unauthorized viewing of cable television programs. Software installed at the cable television operator’s transmission point, or head end, scrambles the outgoing television signal. A set-top box installed at the subscriber’s end unscrambles the television signal when it receives authorization from the head end to do so. This authorization is encrypted for greater security, and is decrypted by a smart card inserted in the set-top box. Each smart card, a plastic card containing a computer chip, is also programmed with operator and subscriber information.

The following chart provides a simplified illustration of how CA systems operate:

Sales of smart cards are a leading generator of revenue in the CA systems industry. Television network operators in mature digital television markets periodically replace the cards used in their CA systems every three to five years in order to maintain system security and introduce new applications. Once a television network operator has installed a CA system from one vendor, it cannot readily use smart cards from another vendor, with the result that relationships between television network operators and CA system vendors tend to be long-term.

PRC Conditional Access Systems Industry

The CA systems industry in the PRC has expanded along with the growth of digital cable television networks. While the CA systems market in the United States is dominated by a few large players that produce both head-end and terminal-end software and hardware, the CA systems market in the PRC is relatively more fragmented. Most CA systems vendors in the PRC do not produce set-top boxes, and there is intense competition among both software and hardware vendors. As a result, vendors of CA systems whose products are compatible with a wide range of set-top boxes have a competitive advantage.

Sales of smart cards in the PRC entered a period of rapid growth in 2005 due to the combined effect of strong government support for television digitalization and the prospect of enhanced revenues for television network operators. The following table sets forth the actual and projected number of smart cards purchased by PRC cable television network operators for the periods indicated:

	2004	2006	2008	2010
	(In millions)
Smart card purchased by PRC cable TV operators	0.8	8.7	22.5	45.9

Source: Analysys International

OUR BUSINESS

Overview

We are the leading provider of CA systems to the PRC’s rapidly growing digital television market. Our CA systems, which consist of smart cards, head-end software for television network operators and terminal-end software for set-top box manufacturers, enable digital television network operators in the PRC to control the distribution of content and value-added services to their subscribers and block unauthorized access to their networks. As of June 30, 2007, we had installed CA systems at 130 digital television network operators in 26 of the 32 provinces, autonomous regions and centrally administered municipalities in the PRC. We were the leading vendor of smart cards for CA systems in terms of smart cards shipped in the PRC for each of the first and second quarters of 2007, with a market share of approximately 44% in each quarter, according to Analysys International. We derive a substantial majority of our revenues from sales of our smart cards, which accounted for 85.6% and 87.9% of our total revenues in 2006 and in the six months ended June 30, 2007, respectively. We expect that the sales of our smart cards will continue to constitute the majority of our revenues in the near future. In addition, we license our set-top box design to set-top box manufacturers and sell advanced digital television application software such as electronic program guides and subscriber management systems to digital television network operators.

PRC television network operators are in the early stages of switching from analog to digital transmissions, and the PRC government has set a target of 2015 for operators to complete their digital transition. We are a primary beneficiary of this transition because CA systems are an essential component of any pay-television platform. We sell our CA systems and digital television application software to PRC television network operators, including cable, satellite and terrestrial television network operators, and enterprises that maintain private cable television networks within their facilities.

Among the 49 cable television network operators selected by the SARFT to host digital television demonstration projects, 29 are our customers. Our top five customers in terms of revenues in 2006 were Jiangsu Qingda, Dalian Tiantu Cable Network Stock Co., Ltd., Zibo Guangdian Tianwang Shixun Co., Ltd., Taiyuan Cable Television Network Co., Ltd. and Zunyi Municipal Radio and Television Information Network Center. China Central Television, the largest broadcaster in China, also uses our CA system as well as those from other vendors to encrypt its programs for distribution to local television operators, although it is not a major contributor to our revenue.

We were founded in 2004 by Dr. Zengxiang Lu and Mr. Jianhua Zhu, who had worked together from 2001 at N-T Information Engineering, one of the PRC’s earliest CA systems vendors. We purchased N-T Information Engineering’s CA systems business in 2004 and continued to build upon the strong reputation that business had achieved. Our net revenues increased from $3.6 million in 2004 to $13.1 million in 2005 and $30.4 million in 2006. Our net revenues increased from $10.4 million in the six months ended June 30, 2006 to $21.6 million in the same period of 2007. We sold 0.2 million, 1.5 million and 3.9 million smart cards in 2004, 2005 and 2006, respectively, and we sold 2.8 million smart cards in the six months ended June 30, 2007, compared to 1.3 million in the same period of 2006. We grew our net income from $4.5 million in 2005 to $13.0 million in 2006 and from $3.4 million in the six months ended June 30, 2006 to $12.2 million in the same period of 2007.

Our Strengths

As one of the pioneers in the PRC digital cable television market, we have moved quickly to identify market trends and develop technology, products and services that address the evolving needs of television network operators throughout the PRC. Drawing on our early-mover advantage, strong market position and advanced technological capabilities, we believe we are well-situated to capture the opportunities presented by a fragmented and highly dynamic market with demands that vary from customer to customer. In particular, we consider our core competitive strengths to be as follows:

Leading market position in the PRC’s fast-growing CA systems market

We have effectively capitalized on our early-mover advantage to achieve a leading position in a rapidly growing market. In each of the first and second quarters of 2007, we were the leading vendor of smart cards for

CA systems in terms of smart cards shipped in the PRC with an approximately 44% market share in each quarter, according to Analysys International. We have delivered our products and services to 130 television network operators in 26 of the PRC’s 32 provinces, autonomous regions and centrally administered municipalities. We believe that our market leadership gives us a strong advantage in two ways:

•

Strong reputation.    We believe that our successful installation of CA systems for such a wide range of customers nationwide has helped to establish a strong reputation for the quality and reliability of our products and services. Our track record and reputation are significant assets in a young industry where most television network operators are newcomers to digital technology and therefore are strongly influenced by the experiences of other operators in selecting CA systems providers.

•

Long-term relationships.    We believe that television network operators for whom we have already installed CA systems are likely to continue to purchase our smart cards as they roll out large-scale analog-to-digital conversion, expand their networks, add new subscribers and upgrade their services because switching vendors could be time-consuming, costly and disruptive to the operators’ operations.

Knowledge of and strong relationships in local cable television markets across the PRC

The PRC cable television industry is highly fragmented. No cable television network operator conducts business in more than one province, and a majority of the operators conduct business only within a single municipality. Even the largest operators account for relatively small percentages of the nationwide subscriber base. While we target cable network operators of all sizes, including the largest ones, we believe that the key to leadership in the PRC digital television market is the cultivation of small to mid-size customers because of their large aggregate customer base. Our founders, Dr. Zengxiang Lu and Mr. Jianhua Zhu, developed a thorough knowledge of local cable television network markets during their years at N-T Information Engineering, which sold digital data broadcasting software to cable television network operators nationwide. When the PRC cable television network industry began converting to digital technology, many early adopters were small and mid-sized cable television network operators with whom Dr. Lu, Mr. Zhu and their staff already had relationships. We have built on our founders’ local knowledge and relationships in the following ways:

•

Customized solutions.    Most PRC cable television network operators have limited internal engineering capability and require extensive external support during the digital-to-analog conversion. We have accumulated extensive experience in integrating our products with a diverse range of network transmission systems. We believe we are distinguished by our ability to understand our customers’ needs, design practical solutions to address specific customer problems, allowing our customers to effectively outsource their research and development efforts to us.

•

Cost-effective products.    Because most PRC cable television network operators are small companies with limited resources, we manage our costs to enable us to compete on price as well as technology and quality.

Consistent, high-quality customer service

We are committed to reassuring our customers that digitalization is achievable with proactive and systematic support from us. We assign an onsite project manager to each customer during the installation process to quickly resolve problems and ensure a smooth roll-out of the customer’s digital network. We have established six customer service centers outside Beijing in order to minimize our response time to our customers, as well as to position ourselves for future market opportunities. We commit ourselves to a detailed rapid-response schedule with regard to issues that may arise in connection with the digitalization process. To motivate our service professionals, we base their compensation in part on the evaluations they receive from customers. We believe that our commitment to service has not only strengthened our relationship with our existing customers, but has also contributed to our success in attracting new customers.

Extensive relationships with set-top box manufacturers and other players in the cable television industry

We design our CA systems to work with most set-top boxes and integrate easily with other vendors’ digital software applications. This strategy has helped us to develop extensive cooperative relationships with set-top box manufacturers, system integrators and other digital television software and hardware vendors in the PRC. The specific advantages of our approach include:

•

Increasing the attractiveness of our CA systems. Because our CA systems are compatible with a wide range of set-top boxes, network operators who choose our CA systems gain the flexibility to select the set-top box hardware that meets their specific technical or commercial needs.

•

Enhancing our industry profile. Our broad-based and mutually reinforcing commercial relationships with cable television network operators and set-top box manufacturers have enhanced our profile within the industry.

Proprietary CA systems technology tailored to the PRC market

We offer proprietary CA systems technology that is appropriate to the price, technology and other requirements of the PRC market. We believe our combination of advanced technology and local adaptability sets us apart on the one hand from multinational vendors, whose products are designed for non-PRC markets, and on the other hand from most domestic vendors, who generally have limited research and development resources. Our research and development team of more than 140 employees is constantly working to enhance and upgrade our existing products while developing new ones. We played a leading role in drafting the PRC industry standards for CA systems, electronic program guides and other key products. We are active in the China DRM Forum, which aims to develop a PRC standard for digital rights management, and the Audio and Video Coding Standard Workgroup of China, which has developed the PRC’s own video and audio compression technology. These activities both enhance our stature and allow us to influence the future development of our industry.

Experienced and market-savvy leadership team

Our founders, Dr. Zengxiang Lu and Mr. Jianhua Zhu, and other members of our core management team are pioneers of the CA systems industry in the PRC. They have been working together for nearly ten years at CDTV, N-T Information Engineering and other companies in the industry. Together, they have accumulated extensive experience in competing in the PRC digital television industry.

Our Strategies

Our goal is to extend our leading position in the digital television market and enter other content-protection markets in the PRC by pursuing the following strategies:

Leverage our leading market position and strong reputation to win new customers.    We aggressively seek new customers for our CA systems and other products and services among the operators of any television platform, including cable, satellite and terrestrial television network operators, newly emerging IPTV operators and mobile telephone operators who expect in the future to provide mobile television services in the PRC. We see substantial growth opportunities among PRC cable television network operators, as many have yet to begin the conversion to digital technology and many others have taken only partial steps towards meeting the SARFT target of full digitalization by 2015. In addition, we actively identify and pursue new opportunities as television services in the PRC increasingly migrate to new platforms. We plan to intensify our sales contacts among television operators in new markets in order to identify potential customers earlier and educate them about the features of our products and services.

Develop new business from existing customers.    We seek to develop new business from our existing customers with follow-on sales of new and replacement smart cards and new software applications incorporating upgraded features. To this end, we will continue to enhance our customer service, product quality and security features. In addition, we are working to develop new interactive applications for our CA systems that will allow our customers to offer such value-added services as television games, television banking and shopping. We also are developing interactive software that will enable set-top box manufacturers to offer advanced features such as electronic program guides and personal digital recorders in a cost-effective and timely manner.

Cooperate with cable television network operators to provide value-added services.    We intend to explore opportunities to develop new revenue streams in value-added services by cooperating with our cable television network operator customers to provide value-added television services. Because the PRC cable television industry is highly fragmented, most television network operators lack sufficient scale to independently build value-added services businesses. With our deep industry knowledge and large installed customer base, we believe we are well-positioned to develop value-added services that can be deployed on a larger scale across multiple customers throughout China. We recently entered into discussions with certain cable television network operators to explore opportunities to cooperate in offering premium services with targeted and customized content delivery such as an electronic program guide channel, pay-per-view programming and video-on-demand on certain of their channels. We believe such cooperation could allow us to participate more directly in the expected growth of digital television subscriber revenues.

Augment our strong commitment to research and development.    We are committed to our emphasis on research and have budgeted to expand our research and development staff by approximately 40% this year. We continue to focus on enhancing our core technologies, especially the security of our CA systems, and on adapting our CA systems for use on new television platforms such as mobile television and IPTV. New products in development include two-way CA systems, software for advanced set-top boxes able to support high-definition television and act as personal video recorders, and software for new value-added services with the potential to increase operator revenues. We also are developing a new line of digital rights management products and sophisticated tracing technology to allow content owners to control the way their content is distributed and reproduced.

Develop new markets in content protection for other terminal devices.    As consumers increasingly receive sophisticated information, entertainment and other content on a variety of terminal devices, including mobile phones and game consoles, we believe that the distributors of such content will want to install CA systems for their distribution networks in order to restrict its provision to paying subscribers and block unauthorized access. As a result, as new markets for our products open up, we intend to actively develop products to address such markets. For example, we plan to develop a digital television modem product based on our CA technology to enable personal computers to access digital television content. We recently entered into a technology development agreement with a research institute associated with a leading PRC mobile telecommunications operator.

Selectively acquire businesses that enhance our product portfolio and proprietary technology.    We intend to carefully evaluate opportunities for making selective acquisitions that could complement our existing business and enhance our product portfolio and proprietary technology. We believe that acquisitions may enable us to expand our product portfolio, offer more value-added services to our customers, and develop our technology more quickly than we otherwise would.

Our Products and Services

Our core products and services include the following:

•	end-to-end CA systems, including smart cards, head-end software and terminal-end software;

•	other digital television application software for television network operators; and

•	set-top box designs.

CA Systems

Our CA systems consist of software that is installed at the premises of the television network operator, or the head end; software that is installed in a set-top box at the subscriber’s end, or the terminal end; and smart cards that are inserted into the set-top boxes. At both the head end and the terminal end, our CA systems are designed to interface easily with the software and hardware of as many other vendors as possible. This gives our customers maximum flexibility in selecting the components of their digital transmission systems, and allows us to cooperate with the other vendors in promoting each other’s products to the network operators.

Our CA systems give cable television network operators the flexibility to charge subscribers on a per-channel or per-view basis, and to restrict viewers from making copies of the programs they watch. Our CA systems also offer the following functions:

•

Near video-on-demand. Television network operators who do not yet have two-way transmission capacity, which is necessary for full-blown video on demand, can broadcast the same program repeatedly at short intervals, typically of 10 to 20 minutes, giving subscribers many choices of time to start watching the program.

•

Parental control. Parents can use the set-top box to set viewing controls by creating a password that must be entered to watch television or to watch certain programs, and can block access to the system at certain hours.

•

Location control. Television network operators can authorize each smart card and set-top box to function only on the premises of the subscriber in whose name the smart card and set-top box are registered, preventing subscribers from providing their smart cards and set-top boxes to others.

•

E-wallets. Information about pre-payment by subscribers for programs or services can be recorded on their smart cards. As subscribers order programs or services, the fees are deducted from the amounts recorded on their smart cards.

•

Messaging. Network operators can communicate with their subscribers by transmitting electronic messages about bill status, rate changes and new programs and services to their subscribers’ televisions. Network operators also can allow other vendors, such as water or electricity companies, to send billing or other service messages via this messaging platform.

•	Upgrades. CA systems upgrades can be accomplished by transmitting software over the transmission network to the terminal end.

We guarantee the security of the encryption technologies of our CA systems. In the event of a security problem, we undertake to attempt to resolve the problem by taking steps such as resetting the encryption code or adding additional layers of encryption. If these or other system modifications do not resolve the problem, we undertake to replace our smart cards. Our warranty terms vary, but we generally agree to replace our smart cards for free during the first one to two years after sale in the event of a security breach, with the customer bearing some portion or all of the cost thereafter. To date, we have not encountered any material problems with the security of our CA systems.

Smart Cards.    Our smart cards are manufactured by third-party manufacturers based on our blueprints, and then are encoded by us on our premises with security codes unique to each customer. We forward the chips to smart card manufacturers in the PRC, which embed the chips in plastic cards. When we receive the cards from the card manufacturers, we program each one with a unique security code so that it can communicate with the CA systems of its intended network. We currently have enough equipment and trained staff to encode 50,000 smart cards on our premises during an eight-hour shift. An additional layer of security code is added at the customer’s premises using software that we install as part of our CA systems.

Our customers generally wait until after they have purchased, installed and tested our head-end CA systems software before placing purchase orders for smart cards. We may offer discounts for large smart card orders. We sold 1.5 million, 3.9 million and 2.8 million cards in 2005, 2006 and the six months ended June 30, 2007, respectively.

Our smart cards are manufactured to meet the ISO-7816 standard for card readability. We guarantee the quality of our smart cards and if any of our cards are found to have defects during the warranty period, we replace them free of charge. The length of our warranty period varies from one to three years. To date, we have not experienced a material rate of smart card failure.

Head-End Software.    Our head-end software includes an entitlement management message generator, which notifies the smart card whether the subscriber is entitled to view a program or not; an entitlement control message generator, which sends messages that the set-top box uses to unscramble the digital television signal; and encryption software, which encrypts the outgoing messages.

Our head-end software also includes simulcryption software that allows network operators to install parallel CA systems from multiple vendors and transmit their programs to some subscribers using one CA system’s security codes and to other subscribers using another CA system’s security codes. Many of the cable television network operators in the PRC who have digitalized have installed two or more CA systems sourced from different vendors in order to reduce dependency on a single vendor. Moreover, in 2003, the SARFT issued a policy requiring digital cable television network operators who install non-PRC CA systems to also install a domestic CA system. Our simulcryption software and open-interface technology enable us to work with operators to install parallel CA systems, and we have integrated our CA systems with those of NDS Group, Irdeto Access BV and DVN Holdings Ltd., among others.

As of June 30, 2007, our CA systems had been installed at 130 digital television network operators.

We generally install, customize, test and commission our CA systems over a period of months and train our customer’s staff to operate it. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions. Generally, 90% of the contract price is payable upon issuance of a preliminary acceptance or, if there is only a single acceptance, upon its issuance, and the remaining 10% is payable upon issuance of a final acceptance or within one year of such issuance.

Terminal-End Software.    We license our CA systems terminal-end software to whichever set-top box manufacturer has been chosen by our customer to produce set-top boxes compatible with our CA systems. More than 90 set-top box manufacturers in the PRC have installed our technology in their set-top boxes.

Once our customer has selected one or more set-top box manufacturers, the selected manufacturers enter into contracts with us to license our terminal-end software for use in their manufacturing processes so that their set-top boxes can be used on the planned network. The manufacturers agree to pay us a one-time license fee, including fees for testing and certifying their set-top boxes, and royalties for each box they manufacture using our software. In 2006, we began entering into agreements with certain television network operators who purchase our CA systems pursuant to which the operators agree to pay us royalties for each set-top box deployed on their networks that uses our CA systems terminal-end software.

Other Digital Television Application Software for Television Network Operators

Subscriber Management Systems.    We produce subscriber management system, or SMS, software, which can be used by television network operators to reduce the cost and improve the efficiency of their subscriber management. Our SMS software is compatible with the CA systems of other vendors, and we sell it on a stand-alone basis as well as packaged with our CA systems. Our SMS software performs the following functions:

•	maintains and updates a database of subscriber information;

•	processes subscriber orders for new services;

•	maintains billing, payment and authorization records and sends e-mail bills and receipts to subscribers; and

•	processes subscriber requests to repair or replace defective or lost set-top boxes or smart cards.

As of June 30, 2007, our SMS software had been installed by 40 television network operators. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Electronic Program Guides.    An electronic program guide is an on-screen guide to the programs and services available to subscribers. Our electronic program guide is a software application that is installed at the head end of a CA system and can be controlled by a remote control. Viewers can use the guide to obtain program schedules as well as information about specific programs, such as plot descriptions and the names of featured actors.

As of June 30, 2007, our electronic program guide had been installed by 63 television network operators. We generally sell our electronic program guide together with our CA systems, but it is also compatible with the CA systems of other vendors. When we sell our electronic program guides packaged with our CA systems, we provide the same maintenance terms as for the CA systems. Our prices vary according to the size and complexity of each customer’s network, as well as market conditions.

Set-top Box Design

We produce a design, or operating system, for set-top boxes and license it to set-top box manufacturers. Our sophisticated design enables set-top box manufacturers to incorporate high-end features into their set-top boxes. We also provide our customers with computer chips for the set-top boxes that have been made to our specifications by third-party fabricators. The set-top box manufacturers generally sign a purchase order specifying the number of set-top boxes that they intend to manufacture using our design, and pay us a license fee and royalties based on such number. Our set-top box design does not include CA system terminal-end software. Manufacturers who use our set-top box design may separately purchase our or other vendors’ CA system terminal-end software. We are developing additional applications for our set-top box designs to support new value-added services and to allow the set-top boxes to operate as personal video recorders.

Technical Support and Services

We offer system integration services for television network operators who are digitalizing and installing our CA systems. As system integrators, we purchase additional hardware and software from third parties and integrate it with our CA systems software. If our customers install multiple CA systems from more than one vendor, we integrate these systems with our own so that all the hardware and software operates as a seamless whole.

As of June 30, 2007, we had a total of 54 technicians and engineers located in Beijing and six other cities on call around the clock to respond to customer requests for information and assistance. Our three regional service centers are strategically located in eastern (Hangzhou), central (Changsha) and southern (Nanhai) China, and we have smaller centers serving customers in the cities of Dalian in the northeast, Chengdu in the southwest and Hefei in the east. Each service center maintains a 24-hour telephone hotline. Upon receiving a call for assistance, our technical support employees first attempt to identify and resolve the problem over the telephone or by accessing the software remotely, and then arrange a site visit if necessary. In addition, each customer is assigned a project manager who oversees the initial software installation and remains primarily responsible for ensuring that after-sale requests for assistance are handled promptly.

Sales and Marketing

As of June 30, 2007, we had 52 full-time direct sales personnel. We maintain regular contact with our customer base through contacts at industry forums and sales visits, and use these opportunities to educate them about digital television systems. We actively monitor which operators are moving towards digitalization, and when we learn that a particular operator is planning to launch a digital network, we target that operator for more frequent contact by our sales and technical personnel. We compensate our sales personnel by means of base salaries and performance bonuses.

We also cooperate informally with other providers of digital television software and hardware with whom we do not compete, such as set-top box manufacturers, to promote each other’s products to our respective customers, and thereby benefit from each other’s marketing efforts.

We currently have one distributor, Jiangsu Qingda, a Nanjing-based company, which acts as our exclusive distributor for CA systems and smart cards in Jiangsu Province in eastern China. Jiangsu Qingda also provides after-sales technical support and maintenance services for our customers in Jiangsu Province. We entered into a new, 13-year distribution contract with Jiangsu Qingda effective January 1, 2007. We account for revenues contributed by Jiangsu Qingda in the same way as revenues from our customers who are television network operators. Jiangsu Qingda was our largest contributor to revenues in 2006 and during the six months ended June 30, 2007.

Customers

Our primary customers are cable television network operators. We sell our products and services to networks of all sizes. Our top five customers in terms of revenues during the year ended December 31, 2006 were Jiangsu Qingda, Dalian Tiantu Cable Network Stock Co., Ltd., Zibo Guangdian Tianwang Shixun Co., Ltd., Taiyuan Cable Television Network Co., Ltd. and Zunyi Municipal Radio and Television Information Network Center, which contributed 14.5%, 13.0%, 7.7%, 7.5% and 5.6%, respectively, of our total revenues for such period. Our top five customers during the six months ended June 30, 2007 were Jiangsu Qingda, Chengdu Municipal Xingwang Media Co., Ltd., Dalian Tiantu Cable Network Stock Co., Ltd., Kunshan Cable and Hangzhou Digital Television Co., Ltd., which contributed 11.4%, 8.0%, 4.6%, 4.4% and 3.4%, respectively, of our total revenues for such period. China Central Television, the largest broadcaster in China, also uses our CA system as well as those from other vendors to encrypt its programs for distribution to local television operators, although it is not a major contributor to our revenue.

We also have sold our CA systems to:

•	satellite and terrestrial television network operators, including the China Central Satellite Television Transmission Center;

•	large enterprises that maintain private cable television networks within their facilities, including the Beijing Capital International Airport; and

•	the operators of wireless television networks for taxi fleets, including the Shanxi Dazhong Mobile Television Co., Ltd.

We currently derive, and we expect to continue to derive, a significant portion of our revenues each period from a limited number of large customers, although the particular customers may vary from period to period. As digital cable television systems are in their infancy in the PRC, the largest shipments of smart cards are to operators who are launching new digital transmission systems and need to purchase in bulk for their new networks. For example, each of Hangzhou Digital Television Co., Ltd., Dalian Tiantu Cable Network Stock Co., Ltd. and Taiyuan Cable Television Network Co., Ltd. contributed more than 10% of our total revenues in 2005, representing 20.0%, 12.6% and 11.5%, respectively, of our total revenues during 2005, and each of Jiangsu Qingda, our distributor, and Dalian Tiantu Cable Network Stock Co., Ltd., contributed more than 10% of our total revenues in 2006, representing 14.5% and 13.0%, respectively, of our total revenues during 2006. Jiangsu Qingda was our only customer that contributed more than 10% of our total revenues during the six months ended June 30, 2007, representing 11.4% of our revenues in that period. We may face certain risks from this concentration of revenues. See “Risk Factors—Risks Relating to Our Business and Industry—A significant portion of our revenues in any single period depends on a limited number of customers. If one customer defers or cancels its orders or chooses our competitors’ products or services, our revenues in such period could decline significantly.”

Because most cable television network operators in the PRC are state-owned, they are required to follow a public bidding process for major purchases. As a result, the majority of our CA systems sales are made pursuant to a formal bid process. In such cases, the network operator generally submits its CA systems requirements to a state-owned bidding company, which posts a request for bids at its Internet site and specifies the necessary financial and technical qualifications of bidders. We closely monitor new requests for bids. We also cultivate good relations with potential customers before they reach the stage of requesting bids, so that we can better understand their needs and tailor our bid proposals accordingly. We are generally required to accompany our bid with a cash deposit, which generally is from $6,500 to $13,000 and which is refundable in full if we fail to win the sales contract. If we succeed in winning the contract, some network operators require that we leave our deposit in their account until we have installed and tested our software and the network operator has signed a certificate of acceptance. The time from when a request for bids is posted until a winner is selected is usually one to two months.

Our customers also include set-top box manufacturers, to whom we license terminal-end software for our CA systems and set-top box designs. More than 90 set-top box manufacturers in the PRC have installed our terminal-end software in their set-top boxes, including Changhong Electric Co., Huawei Technologies, Panasonic AVC Networks, Samsung Electronics and TCL Technology. In addition, 17 set-top box manufacturers have licensed our set-top box designs, including Motorola.

Suppliers

Before 2006, we bought most of our computer chips for our smart cards from STM. In order to maintain a secure supply of computer chips, beginning in 2006 we have purchased a significant portion of our computer chips from ACG, which acts as an agent for Infineon. We are currently holding talks with a third vendor about purchasing computer chips from them.

STM and Infineon produce chips that use our card operating system at their facilities in France and Germany, respectively, and deliver them to Beijing by air freight. We do not have long-term contracts with any of our computer chip suppliers, but place orders according to our customers’ demands. We pay based upon the prevailing market price at the time of order. The vendors warranty their chips for a period of one year from delivery.

The time required from placing a new chip order with the fabricators to shipping finished smart cards to our customers may be as long as 20 weeks. To ensure that we are able to meet our customers’ demands, we plan at all times to have enough chips and smart cards on order or in inventory to meet our demand for an average 20-week period.

We use two smart-card manufacturers, China Electronics and the China Sciences Group, to embed the computer chips into plastic cards. On July 18, 2007, we entered into a one-year contract with China Electronics that guarantees us a volume-based price discount and requires China Electronics to fulfill our orders in accordance with an agreed schedule. We do not have any long-term contract with the China Sciences Group. Our contracts with both smart-card manufacturers require them to replace free of charge any of their cards that fail to meet the ISO-7816 standard for card readability. In addition, we believe that there are numerous alternative smart-card manufacturers from whom we would be able to obtain smart cards if either or both of our current suppliers were unable to meet our needs.

For more information about risks relating to our relationships with our suppliers, see “Risk Factors — Risks Relating to Our Business and Industry—We generally do not have long-term contracts with suppliers of computer chips or the companies that manufacture our smart cards. If any of our computer chip suppliers or smart-card manufacturers is unable to fulfill our orders in time or at all, we may be unable to deliver smart cards to our customers on time or at all, which could have a material adverse effect on our business, operating results and financial condition.”

Competition

We face competition in the CA systems market from both international and domestic companies. We compete on the basis of:

•	customer service and technical support;

•	brand name, track record and market recognition;

•	encryption management and other technologies, including our smart cards;

•	the number of set-top box manufacturers with whom we cooperate; and

•	price.

Our main international competitors in the CA systems business are Conax AS, Irdeto Access BV, Kudelski SA, and NDS Group. These companies have longer operating histories and substantially greater financial, technical and other resources than we do, which may enable them to respond more quickly than us to technological or commercial changes in our industry. Several of these companies entered the PRC market before us but have been less successful in capturing market share. Historically, these companies have generally focused on sales to the television network operators in the PRC’s largest cities. To the extent that our international competitors may begin targeting small and mid-size television network operators, we believe that we can continue to compete successfully because of our local knowledge and relationships and our more extensive customer support and service network.

Our main domestic competitors are Compunicate Technologies Inc., DVN Holdings Ltd., and Sumavision Technologies Co., Ltd., all of which are non-state-owned companies operating mainly in the PRC. They may offer their CA systems at a lower price than we do. However, we believe that we have more advanced technology than they do, and that our strong technology and leading market position will enable us to continue to compete successfully against these companies.

According to Analysys International, we were the leader in the PRC CA systems market in 2006 and each of the first and second quarters of 2007. According to Analysys International, in the second quarter of 2007 we had an approximately 44% market share based on the number of smart cards shipped, followed by DVN Holdings Ltd. with approximately 19% market share, Irdeto Access BV with approximately 12% market share, NDS Group with approximately 9% market share, Kudelski SA with approximately 9% market share, Sumavision Technologies Co., Ltd. with approximately 5% market share, and others accounting for the remaining 2%. For more information about risks relating to our competitors, see “Risk Factors—Risks Relating to Our Business and Industry—We face intense competition, which could reduce our market share and harm our financial performance.”

Research and Development

Our success to date has in large part resulted from our strong research and development capabilities. As of June 30, 2007, our research and development team consisted of 178 employees, up from 145 as of December 31, 2006, and we plan to further expand the team during the second half of 2007.

Many of our current research and development staff are graduates of the PRC’s top science and engineering universities, including Tsinghua University, and have extensive experience in digital television and encryption technologies. Our research team played a leading role in drafting the PRC industry standards for CA systems, electronic program guides and other key industry standards. We are active in the China DRM Forum, which aims to develop a PRC standard for digital rights management, and the Audio and Video Coding Standard Workgroup of China, which has developed the PRC’s own video and audio compression technology. In 2006, the Radio and Television Standards Institute of the SARFT awarded us their annual “technology innovator” award, and honored Mr. Jian Han, our chief technology officer, with their “innovative person” award.

Our research and development personnel are actively seeking ways to improve the security of our CA systems, as well as prevent content theft at other stages of the television network operators’ chain of transmission. Other focuses of research include adapting our CA systems for use on new television platforms such as mobile television and IPTV, developing new value-added services that will enhance operator revenues, and developing a new line of digital rights management, or DRM, products, to allow content providers to control the way their content is distributed and reproduced.

Intellectual Property

We develop all of our software internally. Our proprietary intellectual property is critical to our success. We rely primarily on a combination of patent, trademark and copyright laws, trade secrets, licenses and employee and third-party confidentiality agreements to safeguard our intellectual property. We generally enter into confidentiality and non-disclosure agreements with our employees, customers and suppliers.

As of June 30, 2007, we held a total of three patents issued in the PRC and seven pending patent applications in the PRC. Our issued patents and pending patent applications relate primarily to digital transmission technologies, encryption and decryption technologies, technologies relating to the production of set-top boxes and smart cards and technologies relating to value-added services. We have also completed copyright registration of 34 software programs for digital television in the PRC.

When we license our intellectual property to third parties we generally receive a combination of license fees and royalties. We mainly license our terminal-end software and our set-top box design to the set-top box manufacturers.

We have a non-exclusive license to use the English and Chinese names for “Novel-Tongfang” and the Novel-Tongfang logo, free of charge, pursuant to an agreement with N-T Information Engineering. N-T Information Engineering has registered these names and this logo as trademarks. Our term of use is from June 1, 2004 until such trademark registrations expire at various dates in 2013. N-T Information Engineering has the right to terminate our license without cause upon giving six months’ prior written notice, or immediately if N-T Information Engineering deems we have made improper use of the licensed trademarks or that the quality of our products sold using the licensed trademarks is inadequate. N-T Information Engineering in turn relies on a license granted by Tsinghua Tongfang, a company listed on the Shanghai Stock Exchange and a former shareholder of N-T Information Engineering, to use the “Tongfang” name in its corporate name and trademarks. N-T Information Engineering’s license from Tsinghua Tongfang is non-exclusive and can be terminated by Tsinghua Tongfang without cause upon giving six months’ prior notice, or immediately if Tsinghua Tongfang deems that N-T Information Engineering has made improper use of the licensed name. N-T Information Engineering relies on a license granted by Tsinghua Tongfang to use the “Tongfang” name in its corporate name and trademarks. The license from Tsinghua Tongfang is non-exclusive and can be terminated by Tsinghua Tongfang without cause upon giving six months’ prior notice, or immediately if Tsinghua Tongfang deems that N-T Information Engineering has made improper use of the licensed name. If Tsinghua Tongfang were to terminate its license with N-T Information Engineering, we could lose our right to use “Tongfang” in our corporate name and the trademarks we license from N-T Information Engineering. In addition, such license does not expressly grant N-T Information Engineering the right to sub-license the “Tongfang” name to us for use as part of our corporate name. For additional information relating to the risks regarding these licensing arrangements, see “Risk Factors—Risks Relating to Our Business and Industry—We depend on N-T Information Engineering for the use of the English and Chinese names “Novel-Tongfang” and the

Novel-Tongfang logo. We may face disruptions to our business operations and our operating results if we ceased to have the use of these trademarks.”

Other than the licensing arrangement with N-T Information Engineering, we do not currently license any intellectual property rights from any third parties. We have registered the domain names www.superdtv.com.cn and www.superdtv.cn. We own four trademarks that we have not registered.

Insurance

We do not maintain any business insurance or key-man insurance. Insurance companies in the PRC offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in the PRC, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in the PRC. We generally do not maintain property insurance either, except for insurance that covers the company vehicles.

Employees

As of June 30, 2007, we had 345 full-time employees, as compared to 270 employees as of December 31, 2006. We have no part-time employees. All of our employees are located in the PRC. The table below shows the number of employees categorized by business area and as a percentage of our workforce as of June 30, 2007:

	Number of employees	Percentage
Research and development	178	51.6%
Technical service	54	15.7%
Sales and marketing	52	15.1%
General and administration	41	11.9%
Smart card production	20	5.7%

Total	345	100.0%

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions that we made to employee benefit plans in 2004, 2005 and 2006 was approximately $147,978, $294,349, and $391,539, respectively.

Our employees are not represented by any collective bargaining agreements or labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

We typically enter into a standard confidentiality agreement with our employees. We also enter into an agreement with each of our employees giving us full rights to any inventions developed by such persons during the course of their employment by us. In addition, we enter into a non-competition agreement with each of our executive officers and key research and development personnel. These agreements include a covenant that prohibits each of them from engaging in any activities that directly or indirectly compete with our business during, and for one year after, the period of their employment with us.

Facilities

We currently maintain our headquarters and substantially all of our operations at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, the PRC, where we lease 4,882 square meters of office space pursuant to three two-year lease agreements with the same landlord for separate portions of the total space. The three lease agreements are (i) a lease agreement of N-T Digital TV with respect to an area of 275 square meters used by our smart card processing department; (ii) a lease agreement of N-T Digital TV with respect to an aggregate area of 946 square meters used by our sales and marketing department; and (iii) a lease agreement of Super TV with respect to an aggregate area of 3,661 square meters used by our research and development, finance and other departments. The lease agreement referred to in item (i) above will expire in June 2009 and the other two lease agreements will expire in March 2009. Under each of the lease agreements, if we intend to renew the lease, we are required to enter into a new lease agreement with the landlord no later than one month prior to the expiration date and the landlord has undertaken to offer us a preferential rental rate for any renewal. In addition, we have the right to terminate any of these leases by providing three months’ prior notice. We also lease office space for service and support centers in Changsha, Chengdu, Dalian, Hangzhou and Nanhai. We routinely review our needs for office space in light of the development of our operations. We believe that the office space that we currently lease is sufficient for our current and immediately foreseeable needs. We may lease additional space if needed in the future.

Legal and Administrative Proceedings

We are not currently a party to any material legal proceeding, and, to our knowledge, there are no material legal proceedings threatened against us. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

REGULATION

We operate substantially all of our business in the PRC and various aspects of our business activities are subject to the laws and regulations of the PRC, including laws and regulations relating to the encryption industry, the cable television industry and the software industry. These laws and regulations require us to obtain certain licenses and certificates for our encryption products and register our software with the PRC government. In addition, certain laws and regulations of the PRC also affect the rights of our shareholders to receive dividends and other distributions from us.

Regulation of Encryption Industry

Encryption software is an essential component of our CA systems. The development, production and sale of commercial encryption products in the PRC is regulated by the PRC National Encryption Administrative Bureau, or the Encryption Bureau, and its authorized local branches. The principal regulations governing the encryption business in the PRC are the Administrative Regulation for Commercial Cryptogram promulgated by the State Council in 1999 and a series of rules issued by the Encryption Bureau thereunder.

A company generally is only allowed to produce and/or sell encryption products that have adopted the algorithms designated by the Encryption Bureau and such products shall also be certified by Encryption Bureau. The Encryption Bureau did not designate algorithms for CA systems until April 2007. Therefore, like many other vendors of CA systems in the PRC, N-T Digital TV has been making and selling CA systems using algorithms other than those designated by the Encryption Bureau. Based on its consultation with the Encryption Bureau, King & Wood, our PRC counsel, advised us that it has no reason to believe, given that N-T Digital TV commenced its CA systems business when the government-designated algorithms were not yet available, the Encryption Bureau would impose any sanctions against N-T Digital TV for not using government-designated algorithms in the past. King & Wood further advised us that since the Encryption Bureau did not designate any algorithms for CA systems until April 2007 and the CA systems using algorithms other than those designated by the Encryption Bureau have been widely used and accepted in the market, the Encryption Bureau has allowed vendors of CA systems a transition period, of a duration yet to be determined at the sole discretion of the Encryption Bureau, during which such vendors, including N-T Digital TV, may continue to produce and sell CA systems without using government-designated algorithms. The Encryption Bureau may require vendors of CA systems to adopt the government-designated algorithms at the expiration of such transition period.

In addition, a company engaging in the encryption-related business is subject to certain licensing requirements. For example, a company engaging in the production of commercial encryption products must obtain a production license from the Encryption Bureau, and a company engaging in the sale and distribution of commercial encryption products must obtain a sales and distribution license. In addition, a company engaging in research and development of commercial encryption systems, protocols, algorithms or technical standards shall obtain a license for research and development from the Encryption Bureau. To obtain such licenses, a company must meet requirements established by the Encryption Bureau, among others, with respect to its technological capabilities, its equipment, its production and quality control processes, the level of security of its algorithms and the qualifications of its employees. In addition, both importing and exporting products or equipment containing encryption technologies are subject to the prior approval of the Encryption Bureau.

In the opinion of King & Wood, our PRC counsel, the business of N-T Digital TV does not require a license for research and development. N-T Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006. In addition, it has commenced the process of applying for a license to sell and distribute encryption products. As the first step of this process, it has submitted applications to the Encryption Bureau to use certain algorithms designated by the Encryption Bureau but has not yet received the Encryption Bureau’s approval for such use. N-T Digital TV intends to submit the application for a license to sell and distribute encryption products following receipt of such approval. For risk relating to the potential legal penalties against

N-T Digital TV for its operation prior to its obtaining the production license and the uncertainties relating to the application for the sales license, see “Risk Factors—Risk Relating to Our Business and Industry—N-T Digital TV may be deemed not to be in full compliance with certain legal regulatory requirements relating to the production and sale of encryption products. The relevant PRC government authorities could require N-T Digital TV to cease such activities and impose administrative penalties including fines, which could have a material adverse effect on our business.”

Furthermore, certain PRC regulations allow users to use only encryption products that are certified by the encryption authority and purchased from vendors who hold an encryption product sales license. As indicated above, we have commenced the process of applying for but not yet obtained an encryption product sales license. In addition, our CA systems have not been certified by the Encryption Bureau because we have not adopted the government-designated algorithms for our CA systems. King & Wood, our PRC counsel, has advised us that because the Encryption Bureau has allowed a transition period, of a duration yet to be determined at the sole discretion of the Encryption Bureau, for us to adopt the government-designated algorithms, it is unlikely that the Encryption Bureau will enforce the above-mentioned regulatory requirements with respect to the use or purchase of our CA systems during that transition period. See also “Risk Factors—Risks Relating to Our Business and Industry—Enforcement of certain PRC regulatory requirements regarding the use of encryption products may prevent prospective customers from purchasing our CA systems and our business could be materially adversely affected as a result.”

Although foreign-invested enterprises incorporated in the PRC, such as our subsidiary, Super TV, are not expressly prohibited from conducting encryption-related business, they may have difficulties obtaining the licenses or permits required for conducting such business from the Encryption Bureau due to the Encryption Bureau’s generally restrictive approach towards foreign participation in the PRC encryption industry. N-T Digital TV, which is wholly owned by PRC citizens and through which we conduct our CA system business, has obtained the license for the production of commercial encryption products required for our business. Our contractual arrangements with N-T Digital TV and its shareholders provide us with the economic benefits of, and substantive control over, N-T Digital TV. If the Encryption Bureau determines that our control over, or relationship with, N-T Digital TV through those contractual arrangements is contrary to its generally restrictive approach towards foreign participation in the PRC encryption industry, it may reconsider N-T Digital TV’s eligibility to hold the license to produce commercial encryption products. The Encryption Bureau may revoke, or refuse to renew, N-T Digital TV’s license to produce commercial encryption products, or refuse to grant any other encryption-related license that may be required for our business in the future. See “Risk Factors—Risks Relating to Our Corporate Structure—The agreements that establish the structure for operating our business may result in the relevant PRC government regulators revoking or refusing to renew N-T Digital TV’s license for the production of commercial encryption products, or refusing to issue any other license required to engage in an encryption-related business.”

Regulation of the Cable Television Industry

The PRC cable television industry, in which most of our customers operate, is subject to extensive government regulation and control. All PRC cable television network operators are directly or indirectly owned or controlled by provincial or local governments, and their business decisions and strategies are significantly affected by government budgets and spending plans. In April 2005, the PRC State Council issued a notice to allow domestic private investors to invest in PRC companies engaged in the operation and infrastructure development of cable networks, subject to a 49% ownership cap. Foreign ownership of cable television networks and stations, however, is still prohibited.

Cable television network operators are subject to the laws and regulations promulgated from time to time by the State Council, the SARFT and other ministries and government departments. Such regulations include the

Administrative Regulations for Television Broadcasting promulgated by the State Council in 1997 and the Administrative Regulations for Cable Television promulgated by a predecessor government agency of the SARFT in 1994. Under these laws and regulations:

•	the establishment of a television station or cable television network requires the approval from the SARFT or its relevant local branch;

•	the establishment of a digital pay-television channel requires the approval of the SARFT;

•	basic cable television subscription rates are set by local governments and may not be increased without a public hearing;

•	cable television networks must be designed, constructed and installed by institutions or companies that meet the SARFT-set qualifications;

•	each province and municipality, respectively, can have only one provincial or municipal cable television network; and

•	various restrictions on television programming must be complied with, including a requirement that television operators shall procure programs only from licensed production companies.

According to the relevant regulations of the SARFT, cable television network operators may not use any network equipment or system unless the SARFT has issued a network access certificate with respect to such equipment or system. In determining whether to issue such a certificate, the SARFT reviews the quality assurance system of the relevant manufacturer or vendor and the results of tests of the equipment or systems. A network access certificate has a term of three years and is subject to annual review by the SARFT or its local branches. N-T Digital TV has obtained network access certificates for our CA systems and SMS products.

According to a policy introduced by the SARFT in 2003, any cable network operator who uses a non-PRC CA system should use such non-PRC CA system together with a PRC CA system when transmitting broadcasting signals. To satisfy this requirement, a cable network operator who uses a non-PRC CA system must install a parallel PRC CA system. Under this policy, vendors of non-PRC CA systems may sell only to cable network operators who have already installed a PRC CA system or who are willing to purchase a parallel PRC CA system. This may result in a competitive disadvantage for vendors of non-PRC CA systems relative to vendors of PRC CA systems. Such policy does not expressly indicate whether the CA systems produced by a foreign-invested company incorporated in the PRC, such as our subsidiary, Super TV, fall into the category of non-PRC CA systems. In light of this ambiguity, we have established N-T Digital TV, which is wholly owned by PRC citizens, to produce and sell our CA systems. We do not have any equity interest in N-T Digital TV and instead enjoy the economic benefits of, and have substantive control over, N-T Digital TV through contractual arrangements with N-T Digital TV and its shareholders as described in “Our Corporate Structure” and “Related Party Transactions.” There are substantial uncertainties regarding the interpretation and application of the above-described PRC government policy and relevant PRC laws and regulations. Accordingly, the PRC government may determine that N-T Digital TV is a vendor of non-PRC CA systems by virtue of our contractual arrangements with N-T Digital TV and its shareholders. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that N-T Digital TV is a vendor of non-PRC CA systems by virtue of the agreements that establish the structure for operating our business, we could face difficulty selling our CA systems in the PRC.”

Software Products Registration

On October 27, 2000, the Ministry of Information Industry, or the MII, issued the Measures Concerning Software Products Administration, or Software Measures, to regulate software products and promote the development of the software industry in the PRC. Pursuant to these Software Measures, all software products used or sold in the PRC must be registered with the relevant authorities.

In addition, to produce software products in the PRC, a software producer must show that it: (i) possesses the status of an enterprise legal person and computer software must be included in its registered scope of business; (ii) has a fixed production site; (iii) possesses necessary conditions and technologies for producing software products; and (iv) possesses quality control measures and capabilities for the production of software products. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Software products developed in the PRC must be registered with the local provincial government authorities in charge of the information industry and filed with the MII. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. The MII and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC.

Tax

Both domestic and foreign-invested PRC enterprises are generally subject to an enterprise income tax rate of 33%. There are various tax breaks available under PRC tax laws and regulations. For example, qualified high- and new technology enterprises incorporated and operated in high- and new technology development zones designated by the State Council may enjoy a reduced state income tax rate of 15%. As a high- and new technology enterprise incorporated and operated in the Beijing High-Tech Development Experimental Zone, which is a high- and new technology development zone, each of Super TV and N-T Digital TV is entitled to a preferential state income tax rate of 15%. In addition, each of N-T Digital TV and Super TV is entitled to income tax exemption from 2004 to 2006, and a 50% reduction of income tax in the subsequent three years, which reduces the applicable income tax rate in these three years to 7.5%.

On March 16, 2007, the PRC National People’s Congress adopted the PRC Enterprise Income Tax Law, or the 2008 PRC Tax Law, which will become effective from January 1, 2008. The 2008 PRC Tax Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates most of the tax exemptions, reductions and preferential treatments available under current tax laws and regulations. However, under the 2008 PRC Tax Law, enterprises that were incorporated before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Under the 2008 PRC Tax Law, “high- and new technology enterprises strongly supported by the State” will be entitled to a preferential tax rate of 15%, but the 2008 PRC Tax Law does not define “high- and new technology enterprises strongly supported by the State.” Under the 2008 PRC Tax Law, each of Super TV and N-T Digital TV will continue to be entitled to the 50% reduction of income tax until this tax break expires in 2009. However, the PRC State Council has not promulgated the detailed rules for the 2008 PRC Tax Law. Under such rules, when issued, Super TV or N-T Digital TV may not qualify as “high- and new technology enterprises strongly supported by the State” and thus may not be entitled to a preferential national income tax rate of 15%, rather than the standard rate of 25%. In addition, under the 2008 PRC Tax Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on its global income, but the PRC Enterprise Income Tax Law does not define the term “de facto management bodies.” Substantially all of our management is currently located in the PRC, and if they remain located in the PRC after the effective date of the 2008 PRC Tax Law, CDTV Holding may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on its global income. In addition, the 2008 PRC Enterprise Income Tax Law provides that an income tax of 20% will normally be applicable to dividends payable to foreign investors, and, unlike the current law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their foreign investors. Although the 2008 PRC Enterprise Income Tax Law provides for the possibility that corporations will be exempt from withholding such income tax when paying dividends to foreign investors, the details have not been established. As a result, Super TV may be required to withhold all or part of such income tax when paying us dividends.

Foreign Currency Exchange

Foreign currency exchange in the PRC is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules (1996), as amended; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Exchange Administration Rules, the Renminbi is freely convertible for current account items, including the distribution of dividends, payment of interest, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still generally subject to the approval or verification of the PRC State Administration of Foreign Exchange, or the SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of the PRC are also subject to limitations, which include approvals by the MOFCOM, the SAFE and the National Development and Reform Commission.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, according to the PRC Company Law, wholly foreign-owned enterprises in the PRC, like other PRC companies, are required to set aside to general reserves each year at least 10% of their after-tax profit, based on PRC accounting standards, until the cumulative total of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends to equity owners except in accordance with applicable laws and regulations.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementation notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by the SAFE. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The SAFE implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under SAFE Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

PRC residents are required to complete amended registrations with the local SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the State Administration for Taxation, the SAIC, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. The New M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC and it would take several months to complete the approval process.

The application of the New M&A Rules with respect to overseas listings of special purpose vehicles remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement. Our PRC counsel, King & Wood, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because we have completed our restructuring before September 8, 2006, the effective date of the New M&A Rules, we are not required by the New M&A Rules to apply to the CSRC for approval of the listing and trading of our ADSs on a U.S. stock exchange, unless we are clearly required to do so by any rules promulgated in the future. See “Risk Factors—Risks Relating to the People’s Republic of China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs, and could also create uncertainties for this offering.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information concerning our directors and executive officers as of August 31, 2007.

Name	Age	Position
Zengxiang LU	36	Chairman and Chief Strategy Officer

Jianhua ZHU	38	Director and Chief Executive Officer

Andrew Y. YAN	49	Director

Hua GUO	41	Director

James Hsiang Ming HO	48	Director

Louis T. HSIEH*	42	Independent Director

Liang XU	32	Chief Financial Officer

Dong LI	35	Chief Marketing Officer

Jian HAN	34	Chief Technology Officer

Huiqing CHEN	34	Chief Administrative Officer

*	Appointment effective upon the completion of this offering.

Zengxiang LU, one of our founders, has served as the chairman of our board of directors and chief strategy officer since December 2006 and has been a board member since 2004. He was chief executive officer from 2004 until December 2006. Dr. Lu is also the director of the Guangdong Digital Media Research Institute. Dr. Lu worked on the development of CA systems at Tsinghua Tongfang from 1999 to August 2001. He was deputy general manager of N-T Information Engineering from August 2001 until 2004, and has served on the board of N-T Information Engineering since 1998. Dr. Lu holds a bachelor’s degree in automation and Ph.D. in signal processing from Tsinghua University.

Jianhua ZHU, one of our founders, has served as chief executive officer of our company since December 2006 and has been a director since 2004. He was chairman of our board of directors from 2004 until December 2006. From 2001 until 2004, Mr. Zhu was general manager of N-T Information Engineering. From 1998 until 2001, he was deputy general manager of N-T Information Engineering. He worked at the China Technology Import and Export Corp. from 1994 until 1997. Mr. Zhu holds bachelor’s and master’s degrees in precision instrumentation from Tsinghua University.

Andrew Y. YAN has been a director of our company since 2004. He is currently the executive managing director of SAIF Advisors Ltd., an advisory company for SOFTBANK Inc., which is the management company of SB Asia Infrastructure Fund L.P. Mr. Yan is also currently the managing partner of SAIF Partners III L.P. and SB Asia Investment Fund II L.P. Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the principal advisor to AIG Asian Infrastructure Funds. Mr. Yan was elected as “Venture Capitalist of the Year” in 2004 and “Top-Ten Venture Investors in 2005” by the China Venture Capital Association. Mr. Yan currently is a director of Acorn International, Inc., China Resources Land, China Oilfield Services Ltd., Stone Group Holdings Ltd. and certain other PRC-based companies. Mr. Yan holds a master of arts degree from each of Princeton University and Peking University and a bachelor’s degree in engineering from Nanjing Aeronautic Institute.

Hua GUO has been a director of our company since 2006. Mr. Guo has been the general manager of N-T Information Engineering since 2006. Mr. Guo was the general manager of Dongguan Huarong Science and Technology Company from 2004 to 2005 and the general manager of Shenzhen Houde Investment Company from 2002 to 2003. He was the assistant to the president of the Research Institute of Tsinghua University in

Shenzhen from 1998 to 2002. Mr. Guo received a bachelor’s degree in economics from Jiangxi Finance and Economic University and a master’s degree in finance from People’s University of China.

James Hsiang Ming HO has been a director of our company since November 2006. Mr. Ho is a vice president of Capital International, Inc., responsible for private equity in Asia. Prior to joining Capital International, Inc. in 1996, Mr. Ho was vice president of global equity investments at the Bank of America in Hong Kong. Mr. Ho has been a director of Pacific Textiles Holdings, Ltd., a Hong Kong-listed company, since December 2004 and was a director of On*Media Corporation, a South Korea-listed company, from June 2000 to March 2007. He received a bachelor’s degree in economics from the National Taiwan University and an MBA from the Wharton School of Business at the University of Pennsylvania.

Louis T. HSIEH will become an independent director of our company upon the completion of this offering. Mr. Hsieh is the chief financial officer and a member of the board of directors of New Oriental Education & Technology Group (NYSE: EDU). He also serves as an independent director of LDK Solar (NYSE: LDK) and of Perfect World Co., Ltd. (NASDAQ: PWRD). From April 2004 until he joined New Oriental in 2005, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California. Mr. Hsieh was a managing director for the private equity firm Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, he was managing director and Asia-Pacific tech/media/telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles and he is a member of the California bar. He holds a bachelor’s degree in engineering from Stanford University, an MBA from the Harvard Business School and a J.D. degree from the University of California at Berkeley.

Liang XU has served as the chief financial officer of our company since November 2006. Mr. Xu was assistant vice president of CDH Venture Partners from 2005 to 2006. He was strategic program manager of Intel (China) Ltd. from 2004 to 2005, and senior financial analyst at Intel (China) Ltd. from 2003 to 2004. He was deputy head of the sales and marketing department at N-T Information Engineering from 1998 to 2001. Mr. Xu holds bachelor’s degrees in economics and English from Tsinghua University and an MBA from the Harvard Business School.

Dong LI has served as the chief marketing officer of our company since our establishment in 2004. From 2001 to 2004, he was the assistant to the general manager and chief marketing officer of N-T Information Engineering. He previously worked at China Technology Import and Export Corp. Mr. Li holds a bachelor’s degree in materials science and technology from Tsinghua University.

Jian HAN has served as the chief technology officer of our company since our establishment. From 2001 until joining our company, Dr. Han was chief technology officer at N-T Information Engineering. From 2000 to 2001, he was the digital broadcasting center project manager working on the development of CA systems at the Tsinghua Novel-Tongfang Research and Development Center. From 1999 to 2000, he was an associate researcher at the Microsoft China Research Institute. Dr. Han holds a Ph.D. in engineering and dual bachelor’s degrees in automation and mechanical engineering from Tsinghua University.

Huiqing CHEN has served as the chief administrative officer of our company since our establishment in 2004, and is responsible for administrative affairs and human resources management. From 1998 until 2004, she was manager of the general manager’s office at N-T Information Engineering. Ms. Chen holds a master’s degree in biochemical engineering from Tsinghua University.

There is no family relationship among any of our directors or executive officers.

There is no shareholding qualification for directors.

According to our Second Amended and Restated Memorandum and Articles of Association, which were approved by our shareholders on September 13, 2007 and will take effect upon the completion of this offering, the number of our directors shall be determined by our board and shall not be fewer than five or more than eleven. Our board has agreed to comply with the corporate governance requirements of the New York Stock Exchange, pursuant to which we must have at least two independent directors as of 90 days from the completion of this offering and a majority of independent directors as of one year from the completion of this offering. We may increase the number of our directors from the current six in order to comply with these requirements.

Duties of Directors

Under Cayman Islands common law, our directors owe a fiduciary duty to us to act in good faith in their dealings with or on behalf of us and exercise their powers and fulfill the duties of their office honestly. See “Description of Share Capital—Differences in Corporate Law—Directors’ Fiduciary Duties” for a comparison of the differences between the directors’ fiduciary duties under the Companies Law applicable to us in the Cayman Islands and those under the Delaware corporate law.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares in our share register; and

•	exercising any other powers conferred by the shareholders’ meetings or under our Second Amended and Restated Memorandum and Articles of Association.

No director may be removed from office before the expiration of his term except by means of a special resolution of the shareholders for reasonable cause. The office of a director will be vacated automatically if, among other things, he (i) resigns, (ii) becomes of unsound mind or dies, (iii) becomes bankrupt or (iv) is prohibited by law from being a director.

Terms of Directors

Our Second Amended and Restated Memorandum and Articles of Association, which were approved by our shareholders on September 13, 2007 and will take effect upon the completion of this offering, provide for three classes of directors, each with three-year terms. As part of the process of setting up the classified board, however, Class I directors, who are Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Andrew Y. Yan, will retire at the first annual general meeting of shareholders that is held after this offering; Class II directors, who are Mr. Hua Guo, Mr. James Hsiang Ming Ho and Mr. Louis T. Hsieh, will retire at the second annual general meeting of shareholders that is held after this offering; and Class III directors, who are the independent directors who are to be appointed by our board in order to comply with the rules of the U.S. Securities and Exchange Commission, or the SEC and of the New York Stock Exchange, will retire at the third annual general meeting of shareholders that is held after this offering.

Board Committees

Effective as of the completion of this offering, our board has established an audit committee, a compensation committee and a corporate governance and nominations committee. Our audit committee will be responsible for, among other things:

•

recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all audit and non-audit services permitted to be performed by our independent auditors;

•	annually reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated by the SEC;

•	discussing the annual audited financial statements with management and our independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	discussing policies with respect to risk assessment and risk management;

•

timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our board of directors.

Effective upon the completion of this offering, our audit committee will consist of Mr. Louis T. Hsieh, Mr. James Hsiang Ming Ho and Mr. Andrew Y. Yan, and have a formal written charter that sets forth its duties and powers. Our board has determined that Mr. Louis T. Hsieh qualifies as an “independent” director under the rules of the SEC and the New York Stock Exchange. Our audit committee will consist solely of independent directors within one year of the completion of this offering. Our board also has determined that Mr. Louis T. Hsieh qualifies as an audit committee financial expert within the meaning of the rules of the SEC. Our audit committee will meet at least once each quarter.

Effective upon the completion of this offering, our compensation committee will consist of Mr. Louis T. Hsieh, Mr. James Hsiang Ming Ho and Mr. Andrew Y. Yan, and have a formal written charter that sets forth its duties and powers. It is intended that our compensation committee will consist solely of independent directors within one year of the completion of this offering. Our compensation committee will assist the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers, and administering our stock incentive plans.

Effective upon the completion of this offering, our corporate governance and nominations committee will consist of Mr. Louis T. Hsieh, Mr. Jianhua Zhu and Mr. James Hsiang Ming Ho, and have a formal written charter that sets forth its duties and powers. It is intended that our corporate governance and nominations committee will consist solely of independent directors within one year of the completion of this offering. Our corporate governance and nominations committee will be responsible for identifying individuals qualified to become members of our board of directors and recommending them to our board for nomination. Our corporate governance and nominations committee will also be responsible for implementing our Code of Business Conduct and Ethics.

Employment Agreements

We have entered into five-year employment agreements with each of our executive officers. Under these agreements, we may terminate an executive officer’s employment for cause at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to material acts of fraud, material violations of our terms of employment, material dereliction of duty or engaging in graft to the material harm of the company. An executive officer may terminate employment if a government regulatory agency determines that working conditions are extremely deficient and injurious to health, if the executive has been subject to violence, threats or illegal constraints upon his liberty, or if we have failed to pay compensation on time. We and each executive officer may also decide to terminate such executive officer’s employment for other reasons or no reason after providing written notice at least 30 days in advance and after we have made arrangements for a successor. Our employment agreements do not provide any benefits to any of our executive officers upon termination.

Each executive officer who has executed an employment agreement with us has agreed to hold in confidence and not to use, both during and after such executive officer’s term of employment, any of our confidential information, including but not limited to information relating to important company policies, technological secrets, commercial secrets, company processes and any intellectual property discovered, invented or created by such executive officer during his or her term of employment. In addition, each of our executive officers has agreed to give us full rights to any work-related patents, inventions or achievements.

Each executive officer also has agreed that for one year after terminating employment with us, such executive officer will not, without our consent, accept employment by any of our competitors or engage in any activities that, directly or indirectly, compete with us. In addition, each executive officer has agreed that he or she will not, without our consent, induce any of our employees to terminate employment with us.

Compensation of Directors and Officers

Our executive officers receive compensation in the form of salaries, annual bonuses and share options. Some of our non-executive directors and our independent director appointee, Mr. Louis T. Hsieh, have received compensation in the form of share options. We do not provide any benefits to our non-executive directors upon retirement. In 2006, the aggregate cash compensation to our executive officers and directors was $0.3 million.

2005 Stock Incentive Plan

The 2005 Stock Incentive Plan was adopted by the board of directors of CDTV BVI on February 3, 2005. At the time, CDTV BVI was the ultimate holding company of our business. As a result of our restructuring in May 2007, CDTV BVI became our wholly owned subsidiary and the options already granted under the 2005 Stock Incentive Plan were converted to options for the ordinary shares of our company. The 2005 Stock Incentive Plan is intended to promote our success and increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, consultants and advisors. Pursuant to the 2005 Stock Incentive Plan, we may issue stock options, stock appreciation rights, stock bonuses, restricted stock, performance stock, stock units, phantom stock, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 4,444,440 ordinary shares for issuance under the 2005 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. We granted stock options to purchase 2,971,942, 543,674 and 620,212 ordinary shares pursuant to the 2005 Stock Incentive Plan on February 3, 2005, September 22, 2006 and December 5, 2006, respectively, of which options to purchase 258,399 ordinary shares were subsequently forfeited. Options to purchase 3,877,429 ordinary shares remained outstanding as of June 30, 2007. As of June 30, 2007, no stock options issued under the 2005 Stock Incentive Plan had been exercised.

With respect to the stock options that we granted on February 3, 2005, two vesting schedules apply. The first vesting schedule is as follows: 50% vest at the end of the six-month period after the award date, and the remaining 50% vest in 42 equal monthly installments, beginning from the end of the six-month period after the award date. The second vesting schedule is as follows: 25% vest on the first anniversary of the award date and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The exercise price for all stock options granted on this date is $0.543 per share.

With respect to the stock options that we granted on April 13, 2006, the vesting schedule is as follows: 50% vest at the end of the six-month period after the award date, and the remaining 50% vest in 42 equal monthly installments, beginning from the end of the six-month period after the award date. The exercise price for all stock options granted on this date is $0.543 per share.

With respect to the stock options that we granted on September 22, 2006, the vesting schedule is as follows: 25% vest on the first anniversary of the award date and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The exercise price is $1.771 per share.

With respect to the stock options that we granted on December 5, 2006, with the exception of stock options that we granted to one of our executive officers, the vesting schedule is as follows: 25% vest on the first anniversary of the award date, and the remaining 75% vest in 36 substantially equal monthly installments, beginning on the last day of the month following the month in which the first anniversary of the award date occurs. The executive officer’s stock options vest according to the following schedule: 25% of 320,000 options vest upon the closing of this offering, provided that such closing occurs within three years from the award date; 75% of 320,000 options vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the executive officer took office; and 32,000 options vest upon the achievement of certain financial targets. The exercise price for all stock options granted on this date is $4.172.

Our board of directors administers the 2005 Stock Incentive Plan and has wide discretion in determining who will receive awards, the type and timing of awards, the vesting schedule and other terms and conditions of the awards, including the exercise price of stock option grants. Generally, if an outstanding stock option grant made under the 2005 Stock Incentive Plan has not vested by the date of termination of the recipient’s employment with us, no further installments of the recipient’s grant will become exercisable following the date of termination of employment, and the recipient will have 30 days from such date to exercise any stock options that had already vested but not yet been exercised. If any ordinary shares subject to a restricted stock award remain subject to restrictions by the date of termination of employment, no additional ordinary shares will vest following the date of termination of employment.

Our board of directors may amend or terminate the 2005 Stock Incentive Plan at any time, provided, however, that our board of directors must seek the recipients’ approval with respect to any amendment or termination that would adversely affect the rights of such recipients under any award already made. Without further action by our board of directors, the 2005 Stock Incentive Plan will terminate on February 2, 2015.

The following table sets forth information on stock options that have been granted and are outstanding as of August 31, 2007 pursuant to the 2005 Stock Incentive Plan:

Name	Number of Ordinary Shares to Be Issued Upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
Directors and Executive Officers
Andrew Y. YAN	114,584	$0.543	February 3, 2005	February 2, 2015
Liang XU	352,000	$4.172	December 5, 2006	December 4, 2016
Dong LI	195,560	$0.543	February 3, 2005	February 2, 2015
Jian HAN	171,120	$0.543	February 3, 2005	February 2, 2015
Huiqing CHEN	122,222	$0.543	February 3, 2005	February 2, 2015
Other grantees (comprising 67 individuals)	2,126,724	$0.543	February 3, 2005	February 2, 2015
Other grantees (comprising 52 individuals)	538,562	$1.771	September 22, 2006	September 21, 2015
Other grantees (comprising 24 individuals)	256,657	$4.172	December 5, 2006	December 4, 2016

Total	3,877,429

In addition to the options granted pursuant to the 2005 Stock Incentive Plan, on February 3, 2005 we granted options to purchase 143,474 ordinary shares to Tech Power Enterprises, a company affiliated with SAIF, at an exercise price of $0.543 per share. On May 15, 2007 we granted options to purchase 40,000 ordinary shares to Mr. Louis T. Hsieh, who will become an independent director of our company upon the completion of this offering, at an exercise price of $4.172 per share.

2008 Stock Incentive Plan

The 2008 Stock Incentive Plan was adopted by our board of directors and approved by our shareholders on September 13, 2007. The 2008 Stock Incentive Plan is intended to promote our success and increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, consultants and advisors. Pursuant to the 2008 Stock Incentive Plan, we may issue stock options, stock appreciation rights, stock bonuses, restricted stock and restricted stock units, performance stock, stock units, phantom stock, dividend equivalents or similar rights to purchase or acquire shares.

We reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. The plan also provides for an annual increase, beginning in 2009, in the number of ordinary shares that may be delivered pursuant to awards under the plan, amounting to 2% of our issued and outstanding shares as of the first business day of the relevant calendar year. The maximum number of shares subject to awards that may be granted during any single calendar year is such number as equals 2% of our issued and outstanding shares as of the first business day of that calendar year. As of the date of this offering, no awards had been granted under the 2008 Stock Incentive Plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, as determined in accordance with Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares, as of August 31, 2007, (i) assuming the conversion of all our Series A preferred shares into ordinary shares at the conversion rate of 0.9055556 preferred share for one ordinary share immediately prior to the closing of this offering and (ii) as adjusted to reflect the sale of the ADSs offered in this offering if the underwriters’ option to purchase additional ADSs is not exercised, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers.

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying share options held by such person. The percentage of beneficial ownership of each listed person prior to this offering is based on 43,496,932 ordinary shares outstanding immediately prior to the completion of this offering, including ordinary shares issuable upon conversion of our outstanding Series A preferred shares, as well as the ordinary shares underlying share options exercisable by such person within 60 days of August 31, 2007. The percentage of beneficial ownership of each listed person after this offering is based on 55,496,932 ordinary shares outstanding immediately after the completion of this offering and the ordinary shares underlying share options exercisable by such person within 60 days after the date of this prospectus. Unless otherwise indicated, the address for each person listed below is: c/o Beijing Super TV Co., Ltd., Jingmeng High-Tech Building B, 4/F, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offerings(1)
Name	Number	Percent	Number	Percent
Directors and Executive Officers
Zengxiang LU(2)	5,709,416	13.1%	5,709,416	10.3%
Jianhua ZHU(3)	5,709,416	13.1%	5,709,416	10.3%
Hua GUO(4)	2,400,416	5.5%	2,400,416	4.3%
James Hsiang Ming HO	—	—	—	—
Andrew Y. YAN(5)	*	*	**	**
Louis T. Hsieh***(6)	*	*	**	**
Liang XU(7)	*	*	**	**
Dong LI(8)	*	*	**	**
Jian HAN(9)	*	*	**	**
Huiqing CHEN(10)	*	*	**	**

Directors and executive officers as a group(11)	11,156,976	25.6%	11,156,976	20.1%

Principal Shareholders
Yuk Shing WONG(12)	4,800,832	11.0%	4,800,832	8.7%
China Capital(13)	12,002,080	27.6%	12,002,080	21.6%
China Cast(14)	3,309,000	7.6%	3,309,000	6.0%
Capital Funds(15)	12,000,000	27.6%	12,000,000	21.6%
SAIF(16)	9,496,932	21.8%	9,496,932	17.1%
Indus Asia Pacific Master Fund Ltd.(17)	1,760,000	4.0%	1,760,000	3.2%

*	Upon exercise of all share options exercisable within 60 days of August 31, 2007, would beneficially own less than 1% of our ordinary shares.

**	Upon exercise of all share options exercisable within 60 days after the date of this prospectus, would beneficially own less than 1% of our ordinary shares.

***	Appointment effective upon the completion of this offering.

(1)	The information does not take into account the number of ordinary shares that may be purchased in this offering (including through our directed share program). See “Underwriting.”

(2)	Represents 20% of the 12,002,080 ordinary shares held by China Capital and 100% of the 3,309,000 ordinary shares held by China Cast. Dr. Zengxiang Lu, together with Mr. Jianhua Zhu, exercises investment and voting powers over these shares held by China Cast. Dr. Lu owns 20% of the equity interest of China Capital. He owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(3)	Represents 20% of the 12,002,080 ordinary shares held by China Capital and 100% of the 3,309,000 ordinary shares held by China Cast. Mr. Jianhua Zhu, together with Dr. Zengxiang Lu, exercises investment and voting powers over these shares held by China Cast. Mr. Zhu owns 20% of the equity interest of China Capital. He owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of his pecuniary interest therein.

(4)	Represents 20% of the 12,002,080 ordinary shares held by China Capital. Mr. Hua Guo owns 20% of the equity interest of China Capital.

(5)	Represents ordinary shares issuable upon exercise of options held by Mr. Yan.

(6)	Represents ordinary shares issuable upon exercise of options held by Mr. Hsieh.

(7)	Represents ordinary shares issuable upon exercise of options held by Mr. Xu.

(8)	Represents ordinary shares issuable upon exercise of options held by Mr. Li.

(9)	Represents ordinary shares issuable upon exercise of options held by Mr. Han.

(10)	Represents ordinary shares issuable upon exercise of options held by Ms. Chen.

(11)	Represents 60% of the 12,002,080 ordinary shares held by China Capital (each of Dr. Lu, Mr. Zhu and Mr. Guo owns 20% of the equity interest of China Capital), 100% of the 3,309,000 ordinary shares held by China Cast (Dr. Lu and Mr. Zhu jointly exercise investment and voting powers over the shares held by China Cast), and ordinary shares issuable upon exercise of options held by Mr. Yan, Mr. Xu, Mr. Li and Mr. Han within 60 days of April 30, 2007.

(12)	Represents 40% of the 12,002,080 ordinary shares held by China Capital. Mr. Yuk Shing Wong owns 40% of the equity interest of China Capital.

(13)	The equity interests of China Capital are held as follows: 20% by Dr. Zengxiang Lu, 20% by Mr. Jianhua Zhu, 20% by Mr. Hua Guo and 40% by Mr. Yuk Shing Wong. Each of Dr. Lu, Mr. Zhu, Mr. Guo and Mr. Wong disclaims beneficial ownership of these shares held by China Capital except to the extent of his pecuniary interest therein. China Capital is a British Virgin Islands company and its address is: c/o Morgan & Morgan Trust Corporation Ltd., Pasea Estate, P.O. Box 3149, Road Town, Tortola, British Virgin Islands.

(14)	Each of Dr. Zengxiang Lu and Mr. Jianhua Zhu owns 50% of the equity interests of China Cast and they collectively exercise investment and voting power over the shares held by China Cast. Dr. Lu and Mr. Zhu hold the equity interests of China Cast on behalf of themselves and in trust for certain employees of our company. Each of Dr. Lu and Mr. Zhu disclaims beneficial ownership of these shares held by China Cast except to the extent of his pecuniary interest therein. China Cast is a British Virgin Islands company and its address is: c/o Morgan & Morgan Trust Corporation Ltd., Pasea Estate, P.O. Box 3149, Road Town, Tortola, British Virgin Islands.

(15)	Includes 11,613,600 and 386,400 ordinary shares held by Capital International Private Equity Fund IV, L.P. and CGPE IV, L.P., respectively. Each of Capital International Private Equity Fund IV, L.P. and CGPE IV, L.P. is a limited partnership established in the State of Delaware, the United States. The address of the Capital Funds is 135 South State College Boulevard, Brea, California 92821, U.S.A. The investment manager of Capital International Private Equity Fund IV, L.P. and the managing member of the General Partner of CGPE IV, L.P. is Capital International, Inc., which is a wholly owned indirect subsidiary of The Capital Group Companies, Inc.

(16)	Represents ordinary shares issuable upon conversion of 8,600,000 Series A preferred shares held by SAIF. SAIF is a limited partnership organized in the Cayman Islands and has the following address: c/o Maples and Calder, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. SOFTBANK Corporation is the sole shareholder of SB First Singapore Pte Ltd., which is a voting shareholder of Asia Infrastructure Investments Limited and exercises control with respect to Asia Infrastructure Investments Limited’s interest in SB Asia Pacific Investments Limited. Asia Infrastructure Investments Limited is the sole shareholder of SB Asia Pacific Investments Limited, the sole general partner of SB Asia Pacific Partners, L.P., which is the sole general partner of SAIF.

(17)	Represents 990,000, 330,000, 220,000 and 220,000 ordinary shares held by Indus Asia Pacific Master Fund Ltd., Indus Opportunity Master Fund Ltd., Indus Structured Finance Master Fund L.P. and Indus Japan Master Fund Ltd., collectively referred to as the Indus Funds. The address of Indus Funds other than Indus Structured Finance Master Fund L.P. is: c/o Goldman Sachs (Cayman) Trust, Limited, 2nd Floor, Harbour Centre, P.O. Box 896 GT, Grand Cayman, Cayman Islands, British West Indies. The address of Indus Structured Finance Master Fund L.P. is Ogier Fiduciary Services (Cayman) Ltd., Queensgate House, South Church Street, P.O. Box 1234 George Town, Grand Cayman, Cayman Islands. The investment manager of each of the Indus Funds is Indus Capital Partners, LLC.

CDTV BVI was established in March 2004. In the same month, CDTV BVI issued 16,110,000, 12,000,000 and 1,890,000 ordinary shares to (i) China Capital, which was then equally owned by Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Hua Guo on behalf of themselves and Mr. Jincheng Wang, (ii) Yunxi Investment Holdings Limited, or Yunxi Investment, and (iii) China Cast, which was equally owned by Dr. Zengxiang Lu and Mr. Jianhua Zhu on behalf of themselves and certain employees of our company, representing 53.7%, 40.0% and 6.3% ownership percentages in CDTV BVI, respectively.

In June 2004, CDTV BVI issued 10,000,000 Series A preferred shares to SAIF. Following this issuance of preferred shares, SAIF, China Capital, Yunxi and China Cast held 26.9%, 39.3%, 29.2% and 4.6% ownership percentages of CDTV BVI, respectively, assuming conversion of Series A preferred shares into ordinary shares of CDTV BVI at the conversion rate of 0.9055556 preferred share for one ordinary share.

In August 2006, Yunxi Investment sold 12,000,000 ordinary shares of CDTV BVI to China Capital and China Capital, in turn, sold 1,419,000 ordinary shares of CDTV BVI to China Cast. As a result, (i) Yunxi Investment ceased to be a shareholder of CDTV BVI, and (ii) China Capital’s and China Cast’s ownership interests increased to 65.0% and 8.1%, respectively, assuming conversion of Series A preferred shares into ordinary shares of CDTV BVI at the conversion rate of 0.9055556 preferred share for one ordinary share.

In November 2006, China Capital sold an aggregate of 8,000,000 ordinary shares of CDTV BVI to Capital Funds. In the same month, SAIF (i) converted 3,622,222.4 Series A preferred shares of CDTV BVI into 4,000,000 ordinary shares and sold all such ordinary shares to Capital Funds, and (ii) exercised a warrant to purchase 2,222,222.4 Series A preferred shares from CDTV BVI. As a result of those transactions, (i) Capital Funds acquired 27.6% ownership percentage in CDTV BVI, and (ii) China Capital’s and SAIF’s ownership percentages of CDTV BVI decreased to 43.0% and 21.8%, respectively, assuming conversion of Series A preferred shares into ordinary shares of CDTV BVI at the conversion rate of 0.9055556 preferred share for one ordinary share.

During the period from December 2006 through April 2007, China Capital sold an aggregate of additional 6,688,920 ordinary shares of CDTV BVI to certain institutional or other investors, consisting of (i) 1,760,000 ordinary shares to Indus Funds, (ii) 1,148,720 ordinary shares to MUS Roosevelt China Pacific Fund L.P., (iii) 1,092,880 ordinary shares to GM Investment Company Limited, (iv) 601,120 ordinary shares to Board Lane International Limited, (v) 572,000 ordinary shares to Skyeast Global Limited, (vi) 546,400 ordinary shares to Soar High Limited, (vii) 491,800 ordinary shares to Blydeport Investments Limited and (viii) 476,000 ordinary shares to Everyoung Private Equity Management Limited, through a series of transactions. As a result, (i) the ownership percentage of CDTV BVI held by China Capital decreased to 27.6%, and (ii) Indus Funds acquired 4.0% ownership interest in CDTV BVI, assuming conversion of Series A preferred shares into ordinary shares of CDTV BVI at the conversion rate of 0.9055556 preferred share for one ordinary share.

In February 2007, Mr. Yuk Shing Wong became a registered shareholder of China Capital with 40% ownership interest of China Capital.

In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI. Except as context would otherwise require, all references to the number of the ordinary shares and the number of the Series A preferred shares of CDTV BVI above take into account the May 2007 40-for-1 share split.

Upon the completion of this offering, under the terms of our Series A preferred shares, all of the outstanding Series A preferred shares will mandatorily convert into ordinary shares if: (i) the aggregate proceeds to us from this offering are in excess of $25 million and (ii) the evaluation of our company is at least $100 million prior to this offering.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of August 31, 2007, 35.3% of our outstanding ordinary shares were held by two record holders in the United States.

RELATED PARTY TRANSACTIONS

Super TV and N-T Digital TV Arrangements

We operate our business in the PRC through N-T Digital TV, a PRC company owned by PRC citizens. We do not own any equity interest in N-T Digital TV. Through Super TV, our indirectly wholly owned subsidiary in the PRC, we have entered into a series of contractual arrangements with N-T Digital TV and its shareholders, including contracts relating to transfer of assets, supply of smart cards and related software products, provision of equipment and technical support and related services, technology development and licenses, and certain shareholder rights and corporate governance matters. In addition, N-T Digital TV and N-T Information Engineering have entered into certain agreements relating to transfer of assets, assignment of software copyrights and equity interests and trademark license.

The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions of how to obtain copies of those agreements are provided in this prospectus under “Where You Can Find More Information.”

Transfer of Assets and Equity Interests and Trademark License

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Asset Transfer Agreement, dated June 7, 2004, between N-T Digital TV and N-T Information Engineering. N-T Information Engineering transferred to N-T Digital TV assets and employees related to its smart card and digital television systems integration businesses (including assets and employees related to the design and delivery of systems integration products and services, software applications for CA systems, customer training and post-sale services) for an aggregate consideration of RMB10.6 million ($1.4 million). N-T Information Engineering covenanted not to engage in any business activities in the PRC or outside of the PRC that is directly or indirectly in competition with the business transferred to N-T Digital TV under this agreement.

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Equity Transfer Agreement, dated June 7, 2004, between N-T Digital TV and N-T Information Engineering. N-T Information Engineering transferred to N-T Digital TV a 5% equity interest in Zhongshi Digital TV Technology Limited, or Zhongshi, for a consideration of RMB3.0 million ($0.4 million), subject to adjustment. In connection with this equity transfer, N-T Digital TV and N-T Information Engineering entered into an equity entrustment agreement, dated September 10, 2004, whereby N-T Information Engineering entrusted to N-T Digital TV the 5% equity interest acquired by N-T Digital TV, including shareholders’ voting rights over such equity interest, prior to the completion of the transfer of the title to such equity interest.

In addition, N-T Digital TV entered into an equity purchase entrustment agreement, dated April 1, 2005, with N-T Information Engineering to engage the latter to purchase an additional 25% equity interest in Zhongshi from a third party for N-T Digital TV’s benefits. This proposed transaction was abandoned subsequently and the total purchase consideration of RMB16.1 million ($2.1 million) paid through N-T Information Engineering was refunded to N-T Digital TV in 2006.

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Asset Purchase Agreement, dated June 8, 2004, between N-T Digital TV and Super TV. N-T Digital TV transferred to Super TV the fixed assets relating to its digital television business for a purchase price of RMB5.7 million ($0.7 million).

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Equity Transfer Agreement, dated August 4, 2006, between N-T Information Engineering and N-T Digital TV. N-T Information Engineering agreed to transfer to N-T Digital TV its 51% equity interest in Foshan Nanhai Guokai Digital TV Technology Co., Ltd. for a consideration of RMB2.4 million ($0.3 million) which was subsequently reduced to RMB2.3 million ($0.3 million) by an agreement among N-T Digital TV, N-T Information Engineering and the other shareholder of Foshan Nanhai Guokai Digital TV Co., Ltd. This transaction was approved by the relevant PRC governmental authorities and completed on July 27, 2007.

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Asset Transfer Agreement, dated August 5, 2006, between N-T Information Engineering and N-T Digital TV, as amended on April 6, 2007. N-T Information Engineering transferred its set-top box-related assets and employees to N-T Digital TV for an initial purchase price of RMB29.4 million ($3.9 million). The initial purchase price is subject to an adjustment mechanism that will require N-T Information Engineering to refund to N-T Digital TV: (i) the difference between the initial purchase price and the first adjustment price, defined as ten times the total sales receipts during the period from August 1, 2006 through December 31, 2006 with respect to the transferred set-top box business, if such difference is a positive number; and (ii) the difference between the initial purchase price and the second adjustment price, defined as six times the net profit of the transferred set-top box business for the year ending December 31, 2007, if the initial purchase price is greater than the second adjustment price. The net profit of the transferred set-top box business for the year ending December 31, 2007 is required to be reviewed by a “big-four” accounting firm. As an adjustment to the initial purchase price, N-T Information Engineering refunded $1.5 million to N-T Digital TV in April 2007. N-T Information Engineering covenanted not to engage in any business activities in the PRC or outside of the PRC that directly or indirectly is in competition with the business transferred to N-T Digital TV under this agreement.

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Fixed-assets Transfer Agreement, dated March 28, 2007, between N-T Digital TV and Super TV. Super TV sold to N-T Digital TV certain fixed-assets relating to its digital television business for a cash consideration of RMB0.8 million ($0.1 million).

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Trademark Licensing Agreement entered into between N-T Information Engineering and N-T Digital TV in March 2007. N-T Information Engineering granted N-T Digital TV a non-exclusive license to use certain trademarks free of charge. For details of this licensing agreement, see “Our Business—Intellectual Property.”

Technical Support, Smart Cards and Software, Licenses and Equipment

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Equipment Leasing Agreement, dated June 7, 2004, between N-T Digital TV and Super TV. Super TV leases to N-T Digital TV certain digital television business-related equipment for a monthly lease payment to be agreed by the parties on an arm’s-length basis. The aggregate lease payments payable for 2004, 2005 and 2006 were RMB0.4 million ($0.05 million), RMB0.5 million ($0.1 million) and RMB0.4 million ($0.05 million), respectively. Without Super TV’s written consent, N-T Digital TV may not sublease such equipment to any other parties. The term of the lease is ten years, which may be renewed by the parties one month before this agreement expires without any significant change to the terms and conditions of the original agreement. This agreement was terminated in March 2007.

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Technical Support and Related Services Agreement, dated June 7, 2004, between N-T Digital TV and Super TV. Super TV exclusively provides N-T Digital TV and/or its customers with technical support, technical training, personnel services relating to N-T Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-T Digital TV’s customers at N-T Digital TV’s request. The fees for such technical support and services are determined by agreement of the parties on an arm’s-length basis based on the nature and quality of individual technical support and services provided and payable within five days after the delivery of the support and services or at any other time agreed to by the parties. The amounts payable by N-T Digital TV to Super TV were RMB3.2 million ($0.4 million) and RMB10.9 million ($1.4 million) in 2005 and 2006, respectively, with respect to technical support and related services provided under this agreement. The term of this agreement is 15 years, which may be renewed by the parties one month before this agreement expires without any significant change to the terms and conditions of the original agreement.

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Technology License Agreement, dated June 7, 2004, between N-T Digital TV and Super TV. N-T Digital TV granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technology and technical secrets relating to the digital television business that was transferred from N-T Information Engineering to N-T Digital TV. The term of the license is ten years.

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Technology Development Agreement, dated June 7, 2004, between N-T Digital TV and Super TV. N-T Digital TV engaged Super TV to develop all technology required by N-T Digital TV or its customers. The fees payable by N-T Digital TV to Super TV under the agreement will be calculated according to the following formula:

“Price at which N-T Digital TV sells the technology products developed by Super TV multiplied by a set percentage multiplied by the quantity of the products sold.”

The initial set percentage was 80%, subject to adjustments based on the level of technical sophistication and difficulty of particular development tasks, as determined on an arm’s-length basis. N-T Digital TV paid Super TV RMB4,900 ($644), RMB0.06 million ($7,882) and RMB0.4 million ($0.05 million) in 2004, 2005 and 2006, respectively, under this agreement. The term of the agreement is ten years.

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Products and Software Purchase Agreement, dated June 7, 2004, between N-T Digital TV and Super TV. N-T Digital TV exclusively purchased from Super TV all the smart cards and related software products required for its CA systems. The purchase price was RMB65 ($9) for each smart card (including related software) and may be adjusted by agreement between the parties on an arm’s-length basis annually. N-T Digital TV paid Super TV RMB4.5 million ($0.6 million), RMB53.2 million ($7.0 million) and RMB204.2 million ($26.8 million) in 2004, 2005 and 2006, respectively, primarily for purchases of smart cards and related software products under this agreement. The term of the agreement is 15 years.

Shareholder Rights and Corporate Governance

Option to Purchase Ownership Interest

An equity transfer option agreement was entered into among Super TV, N-T Information Engineering and Ms. Li Yang on June 7, 2004, as amended by a supplemental agreement, dated September 1, 2005, among Super TV, N-T Information Engineering, Ms. Li Yang and N-T Digital TV, and further amended by a second supplemental agreement, dated August 18, 2007, among Super TV, N-T Information Engineering, Ms. Li Yang, N-T Digital TV and Ms. Wei Gao, referred to collectively as the Transfer Option Agreement. Pursuant to the Transfer Option Agreement, N-T Information Engineering and Ms. Wei Gao jointly grant Super TV an exclusive and irrevocable option to purchase all of their equity interests in N-T Digital TV at any time that Super TV deems fit. Super TV may purchase such equity interests by itself or designate another party to purchase such equity interests. The total consideration for the granting of the option was RMB10 ($1). The exercise price of the option will be determined among the parties at the time of the exercise, subject to the requirements of the PRC law or approval authorities with respect to the minimum purchase price and the basis for the determination of the purchase price. Following any exercise of the option, the parties will enter into a definitive equity interest transfer agreement within two days, or any period agreed to among the parties, after a written notice of exercise is delivered.

Pursuant to the Transfer Option Agreement, at all times before Super TV acquires 100% of the equity interests in N-T Digital TV, without Super TV’s consent, N-T Digital TV may not (i) amend its organizational documents, increase or reduce its registered capital or otherwise change its capital structure; (ii) sell, transfer, pledge or otherwise dispose of any legal or beneficial interest in any of its assets, business or revenues, or allow the creation of any encumbrance thereon; (iii) engage in any activities that may negatively impact its operations or the value of its assets; or (iv) incur, assume or guarantee any debts except in the ordinary course of business, extend any loan or credit to any person, enter into any material contracts, or engage in any merger or combination with, acquisition of, or make investment in, any other person.

Under the Transfer Option Agreement, N-T Information Engineering and Ms. Wei Gao undertake not to do any of the following without Super TV’s consent, at all times before Super TV acquires 100% of the equity interests in N-T Digital TV: (i) transfer or pledge to any third party their equity interests in N-T Digital TV; (ii) cause N-T Information Engineering and N-T Digital TV to issue new shares or engage in any transactions that will result in changes to their existing shareholding structures or transfer to any third party N-T Information Engineering’s or N-T Digital TV’s equity interests in their respective associated companies; (iii) receive any dividends, loan interest or other benefits from N-T Digital TV; or (iv) make any material adjustment or change to N-T Digital TV’s business and operations.

Voting, Financial Support and Other Arrangements

A business operating agreement, dated September 1, 2005, was entered into among Super TV, N-T Information Engineering, Ms. Li Yang and N-T Digital TV, as amended by a supplemental agreement, dated August 18, 2007, among Super TV, N-T Information Engineering, Ms. Li Yang, N-T Digital TV and Ms. Wei Gao, referred to collectively as the Business Operating Agreement. Pursuant to the Business Operating Agreement, N-T Digital TV and its shareholders agreed to (i) accept the policies and guidelines furnished by Super TV from time to time with respect to the hiring and dismissal of employees, operational management and financial system of N-T Digital TV; (ii) appoint the candidates recommended by Super TV as directors of N-T Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-T Digital TV based on Super TV’s recommendations; and (iii) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-T Digital TV of any contract or working capital loans borrowed by N-T Digital TV. To date, N-T Digital TV has not sought any such guarantee from Super TV. In addition, Super TV has agreed with N-T Digital TV to serve as a guarantor of N-T Digital TV with respect to contracts or transactions entered into between N-T Digital TV and third parties in respect of N-T Digital TV’s business operations. However, as of the date of this prospectus, N-T Digital TV has not asked Super TV to provide, and Super TV has not provided, any such guarantee in favor of a third party.

N-T Information Engineering executed a power of attorney, dated September 1, 2005, to appoint Dr. Zengxiang Lu as an attorney-in-fact to exercise all its voting rights as a shareholder of N-T Digital TV. Ms. Wei Gao executed a power of attorney, dated August 18, 2007, to appoint Mr. Ben Yam as an attorney-in-fact to exercise all her voting rights as a shareholder of N-T Digital TV. The authorization granted under the relevant power of attorney will terminate upon Dr. Zengxiang Lu or Mr. Ben Yam ceasing to be a director of Super TV. The term of each power of attorney is ten years, subject to earlier termination in the event of the termination of the business operating agreement among Super TV, N-T Digital TV, N-T Information Engineering and Ms. Wei Gao.

Share Pledge Agreements

Pursuant to the share pledge agreements, dated September 1, 2005, and August 18, 2007, respectively, N-T Information Engineering and Ms. Wei Gao have pledged all of their respective equity interests in N-T Digital TV to Super TV to secure the payment obligations of N-T Digital TV under certain contractual arrangements between N-T Digital TV and Super TV. Under such share pledge agreements, N-T Information Engineering and Ms. Wei Gao have agreed not to transfer their equity interests in N-T Digital TV or create, or allow the creation of, any pledge on their respective equity interests in N-T Digital TV that may affect Super TV’s interests without Super TV’s consent. Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledges.

Loan to N-T Information Engineering

Pursuant to a loan agreement, dated April 4, 2007, between Super TV and N-T Information Engineering and a related entrusted loan agreement, dated April 12, 2007, among Super TV, N-T Information Engineering and the Bank of Beijing Shangdi Branch, Super TV, through the Bank of Beijing Shangdi Branch, provided a loan in the principal amount of RMB11.2 million ($1.5 million) to N-T Information Engineering to complete the plan that a portion of N-T Information Engineering’s capital contribution to N-T Digital TV be financed by Super TV to facilitate the establishment of N-T Digital TV as our vehicle to engage in the CA systems-related business in the PRC. N-T Information Engineering’s obligation to repay the loan shall be discharged only if: (i) N-T Information

Engineering transfers its entire equity interests in N-T Digital TV to Super TV or its designee and (ii) all proceeds from the transfer of its equity interests in N-T Digital TV are used to offset its loan repayment obligation to Super TV or donated to N-T Digital TV as the parties may otherwise agree. The loan carries an interest rate of 5.75% per annum and has a term of one year, automatically renewable at Super TV’s option. As of August 31, 2007, the outstanding principal amount of the loan is RMB11.2 million ($1.5 million).

Other Related Party Transactions

Shareholders Agreement

Registration Rights.    Pursuant to the Shareholders Agreement, at any time six months after the closing of the initial public offering of our ordinary shares under a registration statement, each of SAIF, Capital Funds and China Capital may, on three occasions only, require us to effect the registration on a form other than Form F-3 of all or part of the registrable securities then outstanding. In addition, any holder of registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as we are entitled to use Form F-3 (or a comparable form) for such offering. Demand for a registration on Form F-3 may be made on unlimited occasions, although we are not obligated to effect more than one such registration per shareholder in any six-month period.

Registrable securities are ordinary shares not previously sold to the public and issued or issuable or sold to SAIF, Capital Funds and China Capital, including: (a) ordinary shares issuable upon conversion or exercise of either (i) any of the Series A preferred shares, or (ii) any options or warrants to purchase ordinary shares or the Series A preferred shares of our company; (b) ordinary shares held by Capital Funds and China Capital; (c) ordinary shares issued pursuant to share splits, share dividends, and similar distributions to SAIF, Capital Funds and China Capital; and (d) any other securities of our company granted with registration rights pursuant to the Shareholders Agreement.

Holders of registrable securities also have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares.

We are generally required to bear all of the registration expenses incurred in connection with three demand registrations on a form other than Form F-3 for each of SAIF, Capital Funds and China Capital, unlimited Form F-3 and piggyback registrations, except underwriting discounts and selling commissions, but including reasonable expenses of one counsel for the party exercising the registration right. The registration rights under the Shareholders Agreement shall terminate on the later of June 10, 2011 and three years after this offering.

Service Agreement

Pursuant to a service agreement, dated April 2, 2007, between N-T Information Engineering and N-T Digital TV, N-T Information Engineering paid RMB1.0 million ($0.1 million) to N-T Digital TV as a one-off consideration for the services provided by N-T Digital TV to N-T Information Engineering in assisting the latter in performing certain customer agreements relating to the smart card and digital television businesses transferred by N-T Information Engineering to N-T Digital TV in June 2004. Under the agreement for the business transfer, such customer agreements were not part of the transferred business and N-T Information Engineering undertook to continue to perform its obligations under those customer agreements.

Interest Payment Agreement

Pursuant to an agreement, dated November 30, 2006, between Super TV and N-T Digital TV, N-T Digital TV agreed to pay interest at a rate equal to commercial banks’ lending rate for one-year loans on the payments payable by N-T Digital TV to Super TV for the purchases of products from Super TV. Interest payable will start to accrue from the first day of the month following the confirmation of the corresponding sales until the actual payment. N-T Digital TV paid Super TV an aggregate of RMB3.1 million ($0.4 million) for all accrued interest as of November 30, 2006.

Loans to N-T Digital TV and N-T Information Engineering

Pursuant to an entrusted loan agreement, dated August 23, 2004, among Super TV, N-T Digital TV and the Bank of Beijing Shangdi Branch, Super TV, through the Bank of Beijing Shangdi Branch, provided a loan in the principal amount of RMB5.5 million ($0.7 million) to N-T Digital TV for use as working capital. This loan carried a monthly interest rate of 0.42% and had a term of three months. This loan was repaid in full in November 2004.

Pursuant to two entrusted loan agreements, dated July 13, 2004 and August 25, 2005, respectively, among Super TV, N-T Information Engineering and the Bank of Beijing Shangdi Branch, Super TV, through the Bank of Beijing Shangdi Branch, provided two loans in the respective principal amounts of RMB3.0 million ($0.4 million) and RMB6.0 million ($0.8 million) to N-T Information Engineering for use as working capital. These two loans carried monthly interest rates of 0.42% and 0.44%, respectively, and had terms of five months and six months, respectively. These two loans were repaid in full in December 2004 and July 2006, respectively.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our ordinary shares or ADSs, and we cannot assure you that a regular trading market will develop for our ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have 55,496,932 outstanding ordinary shares, including ordinary shares represented by ADSs and ordinary shares issued upon conversion of our Series A preferred shares immediately prior to this offering, assuming no exercise of the underwriters’ over-allotment option. Of that amount, 43,496,932 ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act (assuming no purchase by existing shareholders of ADSs offered in this offering). As defined in Rule 144, an “affiliate” of an issuer is a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. In addition, based on options outstanding as of the date of this prospectus, 4,060,903 ordinary shares will be subject to outstanding options after this offering, of which              options to purchase ordinary shares will be vested and exercisable 180 days after this offering.

All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

The 43,496,932 ordinary shares held by existing shareholders, including ordinary shares issued upon conversion of our Series A preferred shares immediately prior to this offering, are, and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act (assuming no purchase by existing shareholders of ADSs offered in this offering). These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lockup Agreements

We and our directors, executive officers, existing shareholders and share option holders have agreed that, without the prior written consent of the representatives, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ADSs or our ordinary shares or any securities convertible into or exercisable or exchangeable for any of our ADSs or our ordinary shares;

•

file any registration statement with the SEC relating to the offering of any of our ADSs or our ordinary shares or any securities convertible into or exercisable or exchangeable for any of our ADSs or our ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of our ADSs or ordinary shares;

whether any such transaction described above is to be settled by delivery of our ADSs or ordinary shares or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ordinary shares or ADSs to the underwriters;

•

the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•

transactions by any person other than us relating to our ordinary shares or ADSs or other securities acquired in this offering (including without limitation those acquired through our directed share program, but excluding those allocated to and purchased by certain of our major shareholders and their affiliates in this offering) or in open market transactions after the completion of the offering of the ADSs.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of material news or a material event.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell within any three-month period a number of shares, including ADSs representing such number of shares, that is not more than the greater of:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 554,969 ordinary shares immediately after offering; or

•

the average weekly reported trading volume of our ADSs on the U.S. stock market on which we are listed during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares, in the form of ADSs or otherwise, would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares in the form of ADSs or otherwise, proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares immediately following the offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Share Options

As of the date of this prospectus, options to purchase an aggregate of 4,060,903 ordinary shares are outstanding.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of 91,400,000 ordinary shares, par value $0.0005 per share, and 8,600,000 preferred shares, par value $0.0005 per share. On September 13, 2007, our board of directors and shareholders approved an increase in our authorized share capital, effective upon the completion of this offering, to 200,000,000 ordinary shares, par value $0.0005 per share. As of the date of this prospectus, 34,000,000 ordinary shares, 8,600,000 Series A preferred shares convertible into 9,496,932 ordinary shares and options to purchase 4,060,903 ordinary shares are issued and outstanding.

We were incorporated as an exempted company with limited liability under the Companies Law (2004 Revision) Cap. 22 of the Cayman Islands, or the Companies Law, on April 19, 2007. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including the filing of an annual return of its shareholders with the Registrar of Companies;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

Our affairs are governed by our memorandum and articles of association and the Companies Law. On September 13, 2007, our board of directors and shareholders approved our Second Amended and Restated Memorandum and Articles of Association, which will become effective upon the completion of this offering. The following summarizes the material terms of our Second Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read the form of our Second Amended and Restated Memorandum and Articles of Association, which will be filed as exhibits to the registration statement of which this prospectus is a part.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares—Voting Rights.”

Meetings

Subject to the company’s regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than fifteen days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of our issued shares giving that right.

Two shareholders present throughout the meeting in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative that represent not less than one-third in nominal value of our total issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our Second Amended and Restated Articles of Association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “—Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each share held by such shareholder.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house or depositary (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house or depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of the company, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and the company has made no provision in its Second Amended and Restated Articles of Association to allow cumulative voting for such elections.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands that may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Second Amended and Restated Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution (requiring a majority of not less than three-quarters of votes cast at a shareholders meeting) and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our Second Amended and Restated Memorandum and Articles of Association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders meeting.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our Second Amended and Restated Articles of Association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preference or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution (requiring a majority of not less than three-quarters of votes cast at a shareholders meeting), subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our Second Amended and Restated Articles of Association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the stock exchange on which we list or in any other form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	a fee of such maximum sum as the stock exchange on which we list may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of the stock exchange on which we list, be suspended and the register closed at such times and for such periods as our directors may from time to time determine;

provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our Second Amended and Restated Articles of Association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our Second Amended and Restated Memorandum and Articles of association and to any applicable requirements imposed from time to time by the New York Stock Exchange, the SEC or by any other recognized stock exchange on which our securities may be listed.

Dividends

Subject to the Companies Law, we may in a general meeting declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our shareholders so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, shall revert to us.

Whenever our directors or our shareholders in a general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•

all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•

we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the stock exchange on which we list has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Second Amended and Restated Memorandum and Articles of Association, which will become effective upon the closing of this offering, permit indemnification of officers, directors and auditors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers or auditors. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. We also indemnify the directors of CDTV BVI, Super TV and N-T Digital TV.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Directors’ Fiduciary Duties.    Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In addition, a director is also required to exercise reasonable care when managing the affairs of the company. When a director is acting in the company’s interests he is expected to exercise whatever skills he possesses with reasonable care.

In general, the Companies Law imposes duties and responsibilities on directors regarding their operation of the company, including keeping the various statutory registers, minutes of meetings, books of accounts, and making certain information available to third parties. The Companies Law contains provisions that impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly defaults or knowingly and willfully authorizes or permits the default.

The fiduciary duties imposed on directors by Cayman Islands law are similar to the fiduciary duties imposed on directors by Delaware law. However, our shareholders may experience difficulties in protecting their interests due to either (i) the relatively less developed case law in the Cayman Islands with respect to the requirements for bringing shareholder suits in Cayman Island courts, or (ii) the risk that Cayman Islands courts will not recognize or enforce judgments of courts in the United States based on the civil liability provisions of United States federal securities laws. See “Risk Factors—You may face difficulties in protecting your interest, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.”

Corporate Governance.    Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our Second Amended and Restated Memorandum and Articles of Association, subject to any separate requirement for audit committee approval under the applicable rules of stock exchange on which we list, or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Board of Directors

We are managed by our board of directors. Our Second Amended and Restated Articles of Association provide that, unless otherwise determined by our shareholders in general meeting, the number of our directors shall be determined by our board and shall be not fewer than five or more than eleven. There shall be no shareholding qualification for directors. Under our Second Amended and Restated Memorandum and Articles of Association, we have three classes of directors, each with three-year terms. As part of the process of setting up the classified board, however, Class I directors, who are Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Andrew Y. Yan, will retire at the first annual general meeting of shareholders that is held after this offering; Class II directors, who are Mr. Hua Guo, Mr. James Hsiang Ming Ho and Mr. Louis T. Hsieh, will retire at the second annual general meeting of shareholders that is held after this offering; and Class III directors, who are the independent directors to be appointed by our board in order to comply with the rules of the SEC and of the New York Stock Exchange, will retire at the third annual general meeting of shareholders that is held after this offering. No director may be removed from office before the expiration of his term except for reasonable cause and by means of a special resolution of the shareholders. The office of a director shall be vacated automatically if, among other things, he (i) resigns, (ii) becomes of unsound mind or dies, (iii) becomes bankrupt or (iv) is prohibited by law from being a director.

Meetings of our board of directors may be convened at any time deemed necessary by our chairman or any member of our board of directors. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors shall be competent to make lawful and binding decisions if a majority of the members of our board of directors are present or represented. At any meeting of our directors, each director, be it by such director’s presence or by such director’s alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Committees of the Board of Directors

Effective as of the completion of this offering, our board of directors has established an audit committee, a compensation committee and a corporate governance and nominations committee.

History of Securities Issuances

The following is a summary of our securities issuances during the past three years. Except as otherwise indicated, all reference to the number of ordinary shares and the number of Series A preferred shares of CDTV BVI take into account the May 2007 40-for-1 share split.

In June 2004, CDTV BVI (i) issued and sold 10,000,000 Series A preferred shares of CDTV BVI to SAIF at a purchase price of $0.50 per share; and (ii) granted a warrant to SAIF to purchase additional Series A preferred shares for a total consideration of $2 million.

In November 2006, CDTV BVI issued to SB Asia Infrastructure Fund L.P. (i) 4,000,000 ordinary shares of par value $0.00025 per share, or ordinary shares, in exchange for 3,622,222.4 Series A preferred shares held by the latter; and (ii) 2,222,222.4 Series A preferred shares at a purchase price of $0.9455 per share as a result of the exercise by SAIF of the warrant to purchase additional Series A preferred shares from CDTV BVI.

In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the then shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI. CDTV Holding issued an aggregate 34,000,000 ordinary shares and 8,600,000 Series A preferred shares to the then shareholders of CDTV BVI in this exchange of shares. In connection with the share swap in May 2007, the options already granted under the 2005 Stock Incentive Plan were converted into options for the ordinary shares of our company.

Pursuant to our 2005 Stock Incentive Plan, we granted stock options to purchase 2,971,942, 543,674 and 620,212 ordinary shares on February 3, 2005, September 22, 2006 and December 5, 2006, respectively, of which options to purchase 258,399 ordinary shares were subsequently forfeited. Options to purchase 3,877,429 ordinary shares remained outstanding as of June 30, 2007. As of June 30, 2007, no stock options issued under the 2005 Stock Incentive Plan had been exercised.

In addition, on February 3, 2005 we granted options to purchase 143,474 ordinary shares to Tech Power Enterprises, a company affiliated with SAIF. On May 15, 2007, we granted options to purchase 40,000 ordinary shares to Louis T. Hsieh, who will become an independent director of our company upon completion of this offering. As of June 30, 2007, none of these stock options had been exercised.

Issuance of Additional Ordinary Shares or Preferred Shares

Our Second Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Second Amended and Restated Memorandum and Articles of Association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Registration Rights

Pursuant to the Shareholders Agreement, at any time six months after the closing of the initial public offering of our ordinary shares under a registration statement, each of SAIF, Capital Funds and China Capital may, on three occasions only, require us to effect the registration on a form other than Form F-3 of all or part of the registrable securities then outstanding. In addition, any holder of registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as we are entitled to use Form F-3 (or a comparable form) for such offering. Demand for a registration on Form F-3 may be made on unlimited occasions, although we are not obligated to effect more than one such registration per shareholder in any six-month period.

Registrable securities are ordinary shares not previously sold to the public and issued or issuable or sold to SAIF, Capital Funds and China Capital, including: (a) ordinary shares issuable upon conversion or exercise of either (i) any of the Series A preferred shares, or (ii) any options or warrants to purchase ordinary shares or the Series A preferred shares of our company; (b) ordinary shares held by Capital Funds and China Capital; (c) ordinary shares issued pursuant to share splits, share dividends, and similar distributions to SAIF, Capital Funds and China Capital; and (d) any other securities of our company granted with registration rights pursuant to the Shareholders Agreement.

Holders of registrable securities also have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares.

We are generally required to bear all of the registration expenses incurred in connection with three demand registrations on a form other than Form F-3 for each of SAIF, Capital Funds and China Capital, unlimited Form F-3 and piggyback registrations, except underwriting discounts and selling commissions, but including reasonable expenses of one counsel for the party exercising the registration right. The registration rights under the Shareholders Agreement shall terminate on the later of June 10, 2011 and three years after this offering.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas is the depositary bank for the ADSs representing our ordinary shares. Each ADS will represent an ownership interest in one ordinary share (or a right to receive one share) which will be deposited with the custodian under the deposit agreement among ourselves, the depositary and you as an ADS holder. In the future, each ADS will also represent any securities, cash or other property that may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, N.Y. 10005, U.S.A., which is also the principal executive office of the depositary.

The following is a summary of the material provisions of the deposit agreement dated as of             . For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipts, or ADRs, evidencing the ADSs. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6 (File No. 333-146232). You may also obtain a copy of the deposit agreement at the SEC’s public Reference Room located at 100 F Street, N.E., Washington D.C. 20549, United States of America. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. Copies of the deposit agreement and the form of ADRs are also available for inspection at the corporate trust office of Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, New York 10005, United States of America, and at the principal office of Deutsche Bank AG, Hong Kong Branch, as the custodian, currently located at 52/F Cheung Kong Centre, 2 Queens Road, Central, Hong Kong S.A.R., People’s Republic of China. Deutsche Bank Trust Company Americas’ principal executive office is located at 60 Wall Street, New York, New York 10005, United States of America. The depositary will keep books at its corporate trust office for the registration of ADRs and transfers of ADRs which, at all reasonable times, shall be open for inspection by ADS holders, provided that inspection shall not be for the purpose of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or DRS, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. The deposit agreement sets out ADS holder rights, representations and warranties as well as the rights and obligations of the depositary.

If you become a holder of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as a holder of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by Cayman Islands law, which may be different from the laws in the United States.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees, charges and expenses and any taxes withheld, duties or governmental charges. You will receive these distributions in proportion to the number of shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars, if it can do so in its judgment on a practicable basis and can transfer the U.S. dollars to the United States. If that is not practicable or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is practicable to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. If we offer or cause to be offered to holders of the ordinary shares an option to elect to receive dividends in fully paid shares instead of cash, we will consult with the depositary to determine whether that option will be made available to you and, if so, the related procedures.

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Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in ordinary shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may, after consultation with us and having received timely notice of such distribution by us, has discretion to determine how these rights are made available to you as a holder of the ADSs. The depositary could decide that it is not legal or reasonably practical to make the rights available to you, or it could decide that it is only legal or reasonably practical to make the rights available to some but not all of the holders of the ADSs. The depositary could decide to sell the rights and distribute the proceeds in the same way as it does with cash. If the depositary decides that it is not legal or reasonably practical to make the rights available to you or sell the rights, the rights that are not distributed or sold could lapse. In that case, you will receive no value for them. The depositary is not responsible for a failure in determining whether or not it is legal or reasonably practical to distribute the rights. The depositary is liable for damages, however, if it acts with gross negligence or bad faith, in accordance with the provisions of the deposit agreement.

If the depositary makes rights available to you, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges that the rights require you to pay.

U.S. securities laws or laws of the Cayman Islands may restrict the sale, deposit, transfers and cancellation of the ADSs represented by ordinary shares purchased upon the exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares under a separate restricted deposit agreement that will contain the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it deems practical in proportion to the number of ADSs held by you, upon receipt of applicable fees and charges of, and expenses incurred by, the depositary and net of any taxes and other governmental charges withheld. If it cannot make the distribution in that way, or has not received a timely request for distribution from us, the depositary has a choice. It may decide to sell by public or private sale, net of fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges, what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to dispose of such property in any way it deems reasonably practicable for nominal or no consideration. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary shall not be held responsible for the failure to make a distribution if the depositary determines that it is unlawful or impractical to make the distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal, infeasible or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive ordinary shares with the custodian. Upon each deposit of shares, receipt of related documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of, and expenses incurred by, the depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled.

Except for shares deposited by us in connection with this offering, no shares will be accepted for deposit during the 180-day lock-up period commencing on the date of this prospectus. This 180-day lock-up period is subject to adjustment under certain circumstances as described in the deposit agreement.

How do ADS holders cancel ADSs?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of the fees and charges of, and expenses incurred by the depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Redemption

Whenever we decide to redeem any of the ordinary shares on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be redeemed will be selected by lot or on a pro rata basis, as the depositary may determine.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may receive notice of the meeting without sufficient time to effect withdrawal of your shares. The voting rights of holders of ordinary shares are described in “Description of Share Capital.”

Upon receipt of timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified by the depositary in this regard. The depositary will try, as far as practical, subject to any applicable laws and the provisions of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct and will not vote any ordinary share where no instructions have been received. Furthermore, under the deposit agreement, if we do not timely procure the demand for a vote by poll with respect to any given resolution, and no other relevant party has made such a demand, the depositary shall refrain from voting and any voting instructions received from any ADS holders shall lapse.

If the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have an adverse impact on our shareholders.

The depositary will only vote or attempt to vote as you instruct or as described in the preceding sentence.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

Fees and Expenses

Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary will also charge a fee of up to US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of up to US$0.02 per ADS for the operation and maintenance costs in administering the facility. You or persons depositing shares also may be charged the following expenses:

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taxes and other governmental charges incurred by the depositary or the custodian on any ADR or ordinary shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

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transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

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fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

•	any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. We and the depositary may amend the fees described above from time to time.

The depositary has agreed with us to reimburse us for a portion of certain expenses incurred in connection with our initial public offering and the establishment and maintenance of the ADR program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs.

Neither the depositary bank nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the depositary by the brokers receiving the newly issued ADSs from the depositary and by the brokers delivering the ADSs to the depositary for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

In the case of cash distributions, service fees are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights, etc.), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects the fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the service fees paid to the depositary.

In the event of refusal to pay the service fee, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the service fee from any distribution to be made to the ADS holder.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The custodian may refuse to deposit shares and the depositary may refuse to issue ADSs, deliver ADRs, register the transfer, split up or combination of ADRs, or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges, including any applicable interest and penalty, are paid. The depositary may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes, including interest and penalty owed, and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

•	change the nominal or par value of our ordinary shares

•	reclassify, split up or consolidate any of the deposited securities

•	recapitalize, reorganize, merge, consolidate, sell all or substantially all of our assets, or take any similar action

•	distribute securities on the ordinary shares that are not distributed to you

Then:

•	the cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

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the depositary may, and will if we ask it to, (i) distribute some or all of the cash, securities or other property it received; (ii) deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities; (iii) sell any securities or property received at public or private sale on an averaged or other practicable basis without regard to any distinctions among holders and distribute the net proceeds as cash; or (iv) treat the cash, securities or other property it receives as part of the deposited securities, and each ADS will then represent a proportionate interest in that property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In this case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs upon payment of any fees, charges, taxes or other governmental charges. After expiration of one year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary, including its agents:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or bad faith;

•

are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement, the provisions of or governing the deposited securities or our memorandum and articles of association;

•	have no obligation to become involved in a lawsuit or other proceeding related to the deposited securities or ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper person;

•

disclaim any liability for any action/inaction on the advice or information of legal counsel, accountants, any person presenting shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or for any tax consequences that may result from ownership of ADSs, shares or deposited securities and for any indirect, special, punitive or consequential damage.

In the deposit agreement, we have agreed to indemnify the depositary under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may also suspend the issuance and delivery of ADSs, the deposit of shares, the registration, transfer, split up or combination of ADSs or the withdrawal of deposited securities generally when the register of the depositary is closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

when there are temporary delays caused by (1) the closing of the depositary’s or our transfer books; (2) the transfer of shares is blocked to permitting voting at a shareholders’ meeting; or (3) payment of dividends;

•	when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares, unless requested by us to stop doing so. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release transaction is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release transaction. The depositary may pre-release ADSs or shares only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made (1) represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited, (2) assigns all beneficial right, title and interest in such shares or ADSs to the depositary for the benefit of the holders of ADSs, (3) undertakes to not take any action with respect to such shares or ADSs that is inconsistent with the transfer of beneficial ownership (including without the consent of the depositary, disposing of such shares or ADSs other than in satisfaction of such pre-release), (4) indicates the depositary as owner of such shares or ADSs in its records, and (5) unconditionally guarantees to deliver such shares or ADSs to the depositary or the custodian as the case may be; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (c) the depositary must be able to close out the pre-release on not more than five business days’ notice; and (d) each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (i) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (ii) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to the DRS/Profile system, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code in effect in the State of New York). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

The Depositary

Who is the Depositary?

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated on March 5, 1903 in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, NY 10005, United States of America and the registered number is BR1026. The principal executive office of the depositary is located at 60 Wall Street, New York NY 10005, United States of America. The depositary operates under the laws and jurisdiction of the State of New York.

TAXATION

The taxation of income and capital gains of holders of ADSs is subject to the laws and practices of jurisdictions in which holders of ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions is based on current law and practice, is subject to change and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in ADSs. In particular, the discussion does not address the tax consequences under state, local and other laws, such as non-U.S. federal laws. Accordingly, you should consult your own tax adviser regarding the tax consequences of an investment in the ADSs. The discussion is based upon laws and relevant interpretations in effect as of the date of this prospectus, all of which are subject to changes.

Cayman Islands Taxation

To the extent the following discussion relates to Cayman Islands law with respect to the income tax consequence of an investment in our ADSs, it represents the opinion of Conyers Dill & Pearman.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for us is for a period of twenty years from May 1, 2007.

United States Federal Income Taxation

The following discussion, to the extent that it states legal conclusions and subject to the qualifications herein, represents the opinion of Sullivan & Cromwell LLP, our United States counsel, on the material United States federal income tax consequences of the ownership and disposition of our ADSs as of the date hereof. This section describes the material United States federal income tax consequences of owning ADSs. It applies to you only if you acquire your ADSs in this offering and you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of ADSs and you are:

•	a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of ADSs that is not a United States person for United States federal income tax purposes.

You should consult your own tax adviser regarding the United States federal, state and local, and other tax consequences of owning and disposing of ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax. The tax treatment of holding shares is identical to that of holding ADSs.

Taxation of Dividends

U.S. Holders. Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, including an individual, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. The New York Stock Exchange would likely qualify as an established securities market in the United States.

The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate.

Taxation of Capital Gains

U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder, including an individual, that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ADSs unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate.

PFIC Rules. We believe that our ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. Our belief is based in part on our estimates of the value of our assets as determined based on the price of the ADSs in this offering.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ADSs, and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

The special PFIC tax rules described above will not apply to you if you make a QEF election, that is, if you elect to have us treated as a qualified electing fund and we provide certain required information to you. However, please note that we do not intend to provide U.S. holders with such information as may be required to make a QEF election effective.

If you are a U.S. holder that makes a QEF election, you will be currently taxable on your pro rata share of our ordinary earnings and net capital gain, at ordinary income and capital gain rates, respectively, for each of our taxable years, regardless of whether or not you receive distributions. Your basis in the shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had been taxed previously will result in a corresponding reduction of your basis in the shares or ADSs and will not be taxed again as a distribution to you.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs, you will be treated as having a new holding period in your ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own ADSs during any year that we are a PFIC with respect to you, you must file Internal Revenue Service Form 8621.

Backup Withholding and Information Reporting.

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor, and

•

other dividend payments and the payment of the proceeds from the sale of ADSs effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

UNDERWRITING

Under the terms and conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc.

Credit Suisse Securities (USA) LLC

Piper Jaffray & Co.

CIBC World Markets Corp.

Needham & Company, LLC

Total	12,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives”, respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,800,000 additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions to be paid by us, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Per ADS	Without Exercise of Option to Purchase Additional ADSs	With Full Exercise of Option to Purchase Additional ADSs
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.9 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

We have received approval to list our ADSs on the New York Stock Exchange under the symbol “STV.”

We and our directors, executive officers, existing shareholders and share option holders have agreed that, without the prior written consent of the representatives, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ADSs or our ordinary shares or any securities convertible into or exercisable or exchangeable for any of our ADSs or our ordinary shares;

•

file any registration statement with the SEC relating to the offering of any of our ADSs or our ordinary shares or any securities convertible into or exercisable or exchangeable for any of our ADSs or our ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of our ADSs or ordinary shares;

whether any such transaction described above is to be settled by delivery of our ADSs or ordinary shares or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ordinary shares or ADSs to the underwriters;

•

the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•

transactions by any person other than us relating to our ordinary shares or ADSs or other securities acquired in this offering (including without limitation those acquired through our directed share program, but excluding those allocated to and purchased by certain of our major shareholders and their affiliates in this offering) or in open-market transactions after the completion of the offering of the ADSs.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of material news or a material event.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under their over-allotment option. The underwriters can close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open-market price of ADSs compared to the price available under their over-allotment option. The underwriters may also sell ADSs in excess of their over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADS in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADS above independent market levels or prevent or retard a decline in the market price of the ADS. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC may be facilitating Internet distribution for this offering to certain of their Internet subscription customers. An electronic prospectus may be available on the Internet websites maintained by Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC. Other than the prospectus in electronic format, the information on the websites of Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC is not part of this prospectus.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. We have been advised by the underwriters that Morgan Stanley & Co. International plc expects to make offers and sales in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. Incorporated.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010-3629, United States.

Selling restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

United Kingdom

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Canada

The ADSs may not be sold in Canada or to residents of Canada other than in compliance with applicable Canadian securities laws (“Canadian Securities Laws”). Without limiting the foregoing, offers and sales of the ADSs included in this offering may only be made in Canada or to residents of Canada (i) through an appropriately registered securities dealer or in accordance with an available exemption from the applicable registered securities dealer requirements under Canadian Securities Laws and (ii) pursuant to an exemption from the prospectus requirements under Canadian Securities Laws.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Pricing of the Offering

Prior to this offering, there was no public market for our ordinary shares or ADSs. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 690,000 ADSs (assuming exercise in full of the over-allotment option by the underwriters), to certain of our directors, officers, employees or their friends and families, business associates and other persons associated with us who have expressed an interest in purchasing our ADSs in this offering. The number of ADSs available for sale to the general public will be reduced to the extent that these persons purchase such reserved ADSs. Any reserved ADSs that are not purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

Others

Certain major shareholders of our company (which individually own 5% or more of our issued and outstanding share capital) and their affiliates have separately indicated to the underwriters and our company their interest in subscribing for the ADSs offered in this offering. None of such major shareholders and their affiliates is currently under any obligation to purchase any ADSs in this offering and their interest in purchasing ADSs in this offering is not a commitment to do so. The underwriters have indicated to us that they may allocate up to an aggregate of 10% of the ADSs offered in this offering to those major shareholders and their affiliates at the initial public offering price and on the same terms as those applicable to other investors in this offering. The underwriters have also indicated that each of such major shareholders, together with its affiliates, will not be allocated more than 5% of ADSs offered in this initial public offering. Under the current lock-up arrangements, ADSs purchased in this offering will not be subject to any lock-up restriction, except that the ADSs that may be so allocated to and purchased by these major shareholders and their affiliates in this offering will be subject to a lock-up restriction during the period ending 180 days after the date of this prospectus.

From time to time, certain of the underwriters or their affiliates may provide financial advisory or other services to us, our affiliates and our employees in the ordinary course of business, for which they will receive customary fees and commissions.

LEGAL MATTERS

The validity of the ADSs under New York law will be passed upon for us by Sullivan & Cromwell LLP. Certain legal matters as to PRC law will be passed upon for us by King & Wood. The validity of the ordinary shares represented by the ADSs offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP with respect to matters of New York law and by Commerce and Finance Law Offices with respect to matters of PRC law. Sullivan & Cromwell LLP may rely upon King & Wood and Conyers Dill & Pearman with respect to matters governed by PRC law and Cayman Islands law, respectively. Shearman & Sterling LLP may rely upon Commerce and Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2006, and for each of the three years ended December 31, 2004, 2005 and 2006, and the related financial statement schedule, included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the shares, and a registration statement on Form F-6 under the Securities Act with respect to the ADSs. This prospectus does not contain all of the information in the registration statements and their exhibits. We have omitted certain portions of the registration statement from this prospectus in accordance with the rules and regulations of the SEC.

Immediately upon completion of this offering, we will become subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to a foreign private issuer. In accordance with these requirements, we will file reports and other information with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish to the depositary annual reports in English. Our annual reports will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. Once the depositary receives this information and reports, it will promptly mail such reports to all holders of record of ADSs. We also will furnish to the depositary in English all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary.

For further information with respect to us and the shares and ADSs being offered hereby, please refer to the registration statements, including their exhibits. You can inspect and copy the registration statements and their exhibits as well as other reports and information at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov. The information on that website is not a part of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company organized under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the securities laws of the United States or of any State of the United States, or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York. However, it may be difficult for investors to enforce outside the United States judgments against us obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any State of the United States. In addition, all of our directors and officers and certain of the experts named herein are resident outside the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them or us judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any State of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and King & Wood, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands.

Conyers, Dill and Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

King & Wood has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. King & Wood has further advised us that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between the PRC and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by U.S. courts.

EXPENSES RELATED TO THE OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates.

SEC registration fee	$6,355
FINRA filing fee	$21,200
NYSE listing fee	$95,100
Legal fees and expenses	$1,200,000
Accounting fees and expenses	$750,000
Printing fees	$200,000
Other fees and expenses	$625,000

Total	$2,897,655

CHINA DIGITAL TV HOLDING CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents	Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006 and as of June 30, 2007 (Unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006, and for the Six Months Ended June 30, 2006 (Unaudited) and 2007 (Unaudited)	F-4

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Years Ended December 31, 2004, 2005 and 2006, and for the Six Months Ended June 30, 2007 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006, and for the Six Months Ended June 30, 2006 (Unaudited) and 2007 (Unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Additional Information—Financial Statement Schedule I	F-43

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Digital TV Holding Co., Ltd.

We have audited the accompanying consolidated balance sheets of China Digital TV Holding Co., Ltd. (the “Company” or “CDTV Holding”), its subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2004, 2005 and 2006, and related financial statement schedule included in Schedule I. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2004, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/  Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, The People’s Republic of China

September 14, 2007

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	December 31,		June 30,	June 30,
	2005	2006	2007	2007
			(Unaudited)	Pro forma (note 2)
ASSETS
Current assets:
Cash and cash equivalents	$8,272,241	$21,137,216	$16,365,704	$16,365,704
Restricted cash	49,217	51,238	52,729	52,729
Accounts receivable, net of allowance for doubtful accounts of $Nil, $214,986 and $325,166 as of December 31, 2005 and 2006, and as of June 30, 2007 (unaudited), respectively	1,939,386	2,862,276	6,343,752	6,343,752
Inventories, net	838,260	2,759,209	4,224,011	4,224,011
Prepaid expenses and other current assets	474,206	1,349,195	1,267,525	1,267,525
Amounts due from related parties	2,740,482	1,668,036	1,594,899	1,594,899
Deferred costs—current	574,135	580,157	531,955	531,955
Deferred income taxes—current	—	62,864	67,262	67,262

Total current assets	14,887,927	30,470,191	30,447,837	30,447,837
Property and equipment, net	467,639	537,515	901,654	901,654
Intangible assets, net	—	1,464,389	1,169,850	1,169,850
Goodwill	—	432,422	447,262	447,262
Long-term investment	—	—	105,049	105,049
Deferred costs—non-current	774,141	600,357	426,828	426,828
Deferred income taxes—non-current	87,721	—	—	—

Total assets	$16,217,428	$33,504,874	$33,498,480	$33,498,480

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$352,242	$884,798	$368,424	$368,424
Accrued expenses and other current liabilities	887,724	1,360,456	1,212,883	1,212,883
Deferred revenue—current	3,277,606	6,899,521	5,089,032	5,089,032
Warrant	917,219	—	—	—
Dividend payable	—	11,300,000	—	—
Income tax payable	—	—	728,466	728,466

Total current liabilities	5,434,791	20,444,775	7,398,805	7,398,805
Deferred revenue—non-current	927,929	1,079,493	798,479	798,479
Deferred income taxes—non-current	—	39,739	20,799	20,799

Total Liabilities	6,362,720	21,564,007	8,218,083	8,218,083

Commitments (Note 22)
Minority interest	$2,943,771	$4,000,000	$4,000,000	$4,000,000
Series A convertible redeemable preferred shares ($0.0005 par value; 23,880,000, 8,600,000 and 8,600,000 shares authorized and 10,000,000, 8,600,000 and 8,600,000 shares issued and outstanding as of December 31, 2005 and 2006, and as of June 30, 2007 (unaudited), respectively) (liquidation value of $12,000,000, $10,320,000 and $10,320,000 as of December 31, 2005 and 2006, and as of June 30, 2007 (unaudited), respectively)	12,000,000	16,078,197	16,078,197	—
Shareholders’ equity/(deficiency): Ordinary shares ($0.0005 par value; 59,760,000, 91,400,000 and 91,400,000 shares authorized, and 30,000,000, 34,000,000 and 34,000,000 issued and outstanding as of December 31, 2005 and 2006, and as of June 30, 2007 (unaudited), respectively)	15,000	17,000	17,000	21,748
Additional paid-in capital	204,980	4,887,267	5,574,138	21,647,587
Statutory reserve	387,680	2,353,373	2,353,373	2,353,373
Accumulated deficit	(5,861,350)	(16,136,820)	(3,974,284)	(3,974,284)
Accumulated other comprehensive income	164,627	741,850	1,231,973	1,231,973

Total shareholders’ equity/(deficiency)	(5,089,063)	(8,137,330)	5,202,200	21,280,397

TOTAL LIABILITIES, MINORITY INTEREST, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	$16,217,428	$33,504,874	$33,498,480	$33,498,480

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share data)

	For the years ended December 31,			For the six months ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Revenues
Products	$1,388,124	$9,290,949	$26,443,229	$8,969,977	$19,104,969
Services	2,300,196	3,855,317	4,181,890	1,439,280	2,562,625

	3,688,320	13,146,266	30,625,119	10,409,257	21,667,594
Business taxes	(60,589)	(60,228)	(255,478)	(57,392)	(115,923)

Net revenues	3,627,731	13,086,038	30,369,641	10,351,865	21,551,671

Cost of revenues (including share-based compensation of $Nil, $10,030, $20,389, $1,210 and $25,006 for 2004, 2005 and 2006, and the six months ended 2006 (unaudited) and 2007 (unaudited), respectively)

Products	457,924	1,936,047	4,726,154	1,505,829	2,683,035
Services	1,339,338	1,967,357	1,858,578	568,553	1,216,312

	1,797,262	3,903,404	6,584,732	2,074,382	3,899,347

Gross profit	1,830,469	9,182,634	23,784,909	8,277,483	17,652,324

Operating expenses
Research and development (including share-based compensation of $Nil, $103,311, $166,812, $13,774 and $256,290 for 2004, 2005 and 2006, and the six months ended 2006 (unaudited) and 2007 (unaudited), respectively)	1,533,564	1,817,846	2,220,868	886,861	1,955,636
Selling and marketing (including share-based compensation of $Nil, $32,076, $56,101, $4,240 and $66,719 for 2004, 2005 and 2006, and the six months ended 2006 (unaudited) and 2007 (unaudited), respectively)	903,629	1,327,629	1,847,377	799,913	1,249,277
General and administrative (including share-based compensation of $Nil, $67,063, $94,318, $8,868 and $338,856 for 2004, 2005 and 2006, and the six months ended 2006 (unaudited) and 2007 (unaudited), respectively)	582,268	684,336	1,228,062	392,067	1,214,164

Total operating expenses	3,019,461	3,829,811	5,296,307	2,078,841	4,419,077

Income/(loss) from operations	(1,188,992)	5,352,823	18,488,602	6,198,642	13,233,247
Interest income	11,816	116,657	279,137	134,045	122,266
Impairment of long-term investment	(358,171)	—	—	—	—
Recognition of the change in fair value of the warrant	(472,226)	(17,601)	(5,406,374)	(2,703,188)	—

Income/(loss) before income taxes	(2,007,573)	5,451,879	13,361,365	3,629,499	13,355,513
Income tax:
Income tax-current	—	—	—	—	(1,215,380)
Income tax-deferred	21,506	66,215	58,940	16,017	22,403

Total income tax	21,506	66,215	58,940	16,017	(1,192,977)

Net income/(loss) before minority interest	(1,986,067)	5,518,094	13,420,305	3,645,516	12,162,536

Minority interest	1,318,688	974,773	430,082	232,084	—

Net income/(loss)	(3,304,755)	4,543,321	12,990,223	3,413,432	12,162,536
Deemed dividend to preferred shareholder at issuance	(7,427,392)	—	—	—	—
Cash dividend to preferred shareholder	—	—	(5,730,942)	—	—

Net income/(loss) attributable to holders of ordinary shares	$(10,732,147)	$4,543,321	$7,259,281	$3,413,432	$12,162,536

Net income/(loss) per share-basic ordinary shares	(0.36)	0.11	0.24	0.08	0.28
Net income/(loss) per share-basic preferred shares	1.32	0.11	0.54	0.08	0.28
Net income/(loss) per ordinary share-diluted	$(0.36)	$0.11	$0.21	$0.08	$0.26

Weighted average shares used in calculating basic net income/(loss) per share-ordinary shares	30,000,000	30,000,000	30,488,889	30,000,000	34,000,000
Weighted average shares used in calculating basic net income/(loss) per share-preferred shares	5,638,889	10,000,000	10,519,120	10,434,560	9,496,932
Weighted average shares used in calculating diluted net income/(loss) per ordinary share	30,000,000	30,000,000	34,225,321	33,310,806	37,283,285

Pro forma net income per ordinary share on an as converted basis, basic (unaudited) (Note 2)			$0.33		$0.28
Pro forma net income per ordinary share on an as converted basis, diluted (unaudited) (Note 2)			$0.30		$0.26

Shares used in calculating pro forma per share amounts on an as converted basis, basic (unaudited) (Note 2)			39,985,821		43,496,932
Shares used in calculating pro forma per share amounts on an as converted basis, diluted (unaudited) (Note 2)			43,722,253		46,780,217

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	Ordinary		Additional paid-in capital	Accumulated other comprehensive income	Statutory reserve	Investment by owners of N-T Information Engineering in smart card and CA systems business	Accumulated deficit	Total shareholders’ equity/ (deficiency)	Comprehensive income/(loss) for the year/ period
	Shares	Amount
Balance at January 1, 2004	—	$—	$—	$—	$—	$1,998,776	$—	$1,998,776	$—
Net loss from smart card and CA systems business in N-T Information Engineering in 2004 before recapitalization	—	—	—	—	—	(1,053,167)	—	(1,053,167)	—

Net asset before recapitalization	—	—	—	—	—	945,609	—	945,609	—
Transfer of smart card and CA systems business to N-T Digital TV	—	—	—	—	—	(945,609)	(338,011)	(1,283,620)	—

	—	—	—	—	—	—	(338,011)	(338,011)	—
Issuance of ordinary shares	30,000,000	15,000	(7,500)	—	—	—	—	7,500	—
Recognition of preferred share redemption value at issuance	—	—	—	—	—	—	(7,427,392)	(7,427,392)	—
Net income/(loss) after recapitalization in 2004	—	—	—	—	—	—	(2,251,588)	(2,251,588)	(2,251,588)
Foreign currency translation adjustment	—	—	—	7	—	—	—	7	7

Balance at December 31, 2004	30,000,000	15,000	(7,500)	7	—	—	(10,016,991)	(10,009,484)	(2,251,581)

Share-based compensation	—	—	212,480	—	—	—	—	212,480	—
Net income	—	—	—	—		—	4,543,321	4,543,321	4,543,321
Provision for statutory reserve	—	—	—	—	387,680	—	(387,680)	—	—
Foreign currency translation adjustment	—	—	—	164,620	—	—	—	164,620	164,620

Balance at December 31, 2005	30,000,000	15,000	204,980	164,627	387,680	—	(5,861,350)	(5,089,063)	4,707,941

Share-based compensation	—	—	337,620	—	—	—	—	337,620	—
Net income	—	—	—	—	—	—	12,990,223	12,990,223	12,990,223
Provision for statutory reserve	—	—	—	—	1,965,693	—	(1,965,693)	—	—
Dividend paid	—	—	—	—	—	—	(10,000,000)	(10,000,000)	—
Dividend declared	—	—	—	—	—	—	(11,300,000)	(11,300,000)	—
Conversion of preferred shares into ordinary shares	4,000,000	2,000	4,344,667	—	—	—	—	4,346,667	—
Foreign currency translation adjustment	—	—	—	577,223	—	—	—	577,223	577,223

Balance at December 31, 2006	34,000,000	17,000	4,887,267	741,850	2,353,373	—	(16,136,820)	(8,137,330)	13,567,446

Share-based compensation	—	—	686,871	—	—	—	—	686,871	—
Net income	—	—	—	—	—	—	12,162,536	12,162,536	12,162,536
Foreign currency translation adjustment	—	—	—	490,123	—	—	—	490,123	490,123

Balance at June 30, 2007 (unaudited)	34,000,000	$17,000	$5,574,138	$1,231,973	$2,353,373	$—	$(3,974,284)	$5,202,200	$12,625,659

Net income for the six months ended June 30, 2006									$3,413,432
Foreign currency translation adjustment for the six months ended June 30, 2006									123,739

Comprehensive income for the six months ended June 30, 2006 (unaudited)									$3,537,171

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the years ended December 31,			For the six months ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$(3,304,755)	$4,543,321	$12,990,223	$3,413,432	$12,162,536
Minority interest	1,318,688	974,773	430,082	232,084	—
Net loss from smart card and CA systems business from N-T Information Engineering in 2004 before recapitalization	1,053,167	—	—	—	—
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	428,265	586,347	556,424	126,469	496,704
Share-based compensation	—	212,480	337,620	28,092	686,871
Fair value change of warrant	472,226	17,601	5,406,374	2,703,188	—
Loss on disposal of property and equipment	31,360	375	36,219	20,791	340
Allowance for doubtful account	—	—	214,986	127,602	110,180
Write-down of inventory value	—	—	24,469	—	—
Accrued warranty	1,387	9,450	27,120	8,880	(10,774)
Accounts receivable	(992,980)	(907,571)	(1,048,835)	(339,920)	(3,465,741)
Inventories	(679,126)	(141,876)	(1,547,732)	(58,526)	(1,385,245)
Prepaid expenses and other current assets	(378,233)	(85,043)	(840,386)	(153,735)	107,200
Deferred cost	(1,328,220)	(20,056)	167,762	156,678	221,731
Amount due from related parties	(86,824)	86,820	(124,761)	(272,838)	1,215
Accounts payable	108,627	237,322	337,437	(60,534)	(531,485)
Income tax payable	—	—	—	—	718,547
Accrued expenses and other current liabilities	590,496	265,694	408,250	389,634	(168,149)
Deferred revenue	3,985,566	219,969	3,773,479	1,400,555	(2,091,503)
Deferred income taxes	(21,506)	(66,215)	(58,940)	(16,017)	(22,403)

Net cash provided by operating activities	1,198,138	5,933,391	21,089,791	7,705,835	6,830,024

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment/receipt from N-T Information Engineering on Zhongshi Digital TV Technology Co., Ltd. (see Note 23)	—	(1,997,004)	1,997,004	—	—
Short-term loan to N-T Information Engineering (see Note 23)	—	(743,478)	743,478	—	(1,471,353)
Purchase of smart card and CA systems business from N-T Information Engineering	(1,283,620)	—	—	—
Long-term investment	—	—	—	—	(103,618)
Purchase of property and equipment	(225,933)	(342,485)	(376,211)	(152,086)	(533,501)
Payment/receipt for acquisition of set-top box design business	—	—	(3,770,145)	—	1,543,275
Restricted cash	(65,775)	16,558	(2,021)	(9,303)	(1,491)

Net cash used in investing activities	(1,575,328)	(3,066,409)	(1,407,895)	(161,389)	(566,688)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series A convertible redeemable preferred shares and detachable warrant	5,000,000	—	—	—	—
Capital injection by SAIF in N-T Digital TV	650,310	—	349,690	349,690	—
Capital injection by N-T Information Engineering in N-T Digital TV	—	—	276,457	276,457	—
Proceeds from issuance of ordinary shares	4,500	3,000	—	—	—
Exercise of warrant	—	—	2,101,271	—	—
Dividend paid to shareholders	—	—	(10,000,000)	—	(11,300,000)

Net cash provided by/(used in) financing activities	5,654,810	3,000	(7,272,582)	626,147	(11,300,000)

Effect of exchange rate changes	48	124,591	455,661	119,363	265,152

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	5,277,668	2,994,573	12,864,975	8,289,956	(4,771,512)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	—	5,277,668	8,272,241	8,272,241	21,137,216

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$5,277,668	$8,272,241	$21,137,216	$16,562,197	$16,365,704

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
NON-CASH FINANCING ACTIVITIES:
Conversion of Series A convertible redeemable preferred shares to ordinary shares	—	—	4,346,667	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND RECAPITALIZATION

China Digital TV Technology Co., Ltd. (“CDTV BVI”) was incorporated in the British Virgin Islands (“BVI”) as a limited liability company on March 9, 2004 by the shareholders of Novel-Tongfang Information Engineering Co., Ltd. (“N-T Information Engineering”) and SB Asia Infrastructure Fund L.P. (“SAIF”), a third-party investor. The principal activities of CDTV BVI are to install and integrate conditional access systems, subscriber management systems and electronic program guidance systems to cable TV operators in the People’s Republic of China (“PRC”) and to sell digital TV intelligent cards (“smart cards”) to these operators.

As of December 31, 2006, the ordinary shareholders and their share percentages were as below:

Shareholders	Number of shares	Share percentage
China Capital Investment Holding Limited (“China Capital”)	18,691,000	43.0%
China Cast Investment Holdings Limited (“China Cast”)	3,309,000	7.6%
Capital International Private Equity Fund IV, L.P. (“Capital International”)	11,613,600	26.7%
CGPE IV, L.P. (“CGPE”)	386,400	0.9%

Total	34,000,000	78.2%

As of December 31, 2006, SAIF held 8,600,000 Series A redeemable convertible preferred shares, which can be converted into 9,496,932 ordinary shares, representing 21.8% of total equity interest in the Company on an as-converted basis.

The development, production and sale of commercial encryption products in the PRC are regulated by the PRC National Encryption Administrative Bureau. Currently, foreign-invested enterprises incorporated in the PRC are not expressly prohibited from conducting encryption-related businesses; however, they may have difficulty obtaining the licenses or permits required for conducting such businesses from the Encryption Bureau due to the PRC Encryption Authority’s generally restrictive approach towards foreign participation in the PRC encryption industry. In consideration of the PRC Encryption Authority’s preferences, CDTV BVI conducts substantially all of its operations through its subsidiary, Beijing Super TV Co., Ltd. (“Super TV”), and Novel-Tongfang Digital TV Technology Co., Ltd. (“N-T Digital TV”), a variable interest entity (“VIE”), which is 100% owned by PRC citizens and has obtained the license to operate such business in the PRC. N-T Digital TV was established in the PRC on May 31, 2004 by the shareholders of N-T Information Engineering (who contributed 75% of the paid-in capital) and Ms. Li Yang, who is a PRC citizen representing SAIF (which contributed 25% of the paid-in capital). In August 2007, Ms. Li Yang transferred her entire equity interest in N-T Digital TV to Ms. Wei Gao, a PRC citizen representing SAIF. CDTV BVI does not have a direct equity interest in N-T Digital TV, but instead enjoys the economic benefits of N-T Digital TV through a series of contractual arrangements entered into between Super TV and N-T Digital TV.

A majority of the Group’s customers are provincial and municipal cable network operators in the PRC, which are primarily state-owned enterprises (SOEs). Due to the above-mentioned regulatory considerations, these SOEs tend to purchase CA systems from PRC local companies, rather than from companies with foreign investment such as Super TV. In order to comply with PRC regulations and participate in the smart card and CA systems business (for the benefit of the Group), the Company arranged for Super TV to enter into the following agreements with N-T Digital TV:

•	Asset Purchase Agreement: N-T Information Engineering transferred to Super TV the fixed assets relating to its smart card and CA systems business for a purchase price of $697,682.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

•

Equipment Leasing Agreement: Super TV leases to N-T Digital TV certain smart card and CA systems business-related equipment. The term of the lease is ten years, which may be renewed by the parties one month before this agreement expires without any significant change to the terms and conditions of the original agreement. This agreement was terminated in March 2007.

•

Technical Support and Related Services Agreement: Super TV exclusively provides N-T Digital TV and/or its customers with technical support, technical training, personnel services relating to N-T Digital TV’s marketing activities and services relating to the maintenance and optimization for the products and software of N-T Digital TV’s customers at N-T Digital TV’s request.

•

Technology License Agreement: N-T Digital TV granted Super TV, free of charge, an exclusive license to use certain software copyrights, patents, unpatentable technology and technical secrets relating to the smart card and CA systems business that was transferred from N-T Information Engineering to N-T Digital TV. The term of the license is ten years.

•	Technology Development Agreement: N-T Digital TV engaged Super TV to develop all technology required by N-T Digital TV or its customers.

•

Products and Software Purchase Agreement: N-T Digital TV exclusively purchased from Super TV all the smart cards and related software products required for its CA systems. The purchase price was agreed by the two parties and may be adjusted by agreement between the parties on an arm’s-length basis annually. The term of the agreement is 15 years.

•

Equity Transfer Option Agreement: Pursuant to the transfer option agreement, N-T Information Engineering and Ms. Wei Gao (representing SAIF) jointly granted Super TV an exclusive and irrevocable option to purchase all of their equity interest in N-T Digital TV at any time that Super TV deems fit. Super TV may purchase such equity interest by itself or designate another party to purchase such equity interests. The exercise price of the option will be determined among the parties at the time of the exercise and should satisfy the requirements of the PRC law or approval authorities with respect to the minimum purchase price and the basis for the determination of the purchase price.

•

Business Operating Agreement: N-T Information Engineering, Ms. Wei Gao and N-T Digital TV agreed to (1) accept the policies and guidelines furnished by Super TV from time to time with respect to the hiring and dismissal of employees, operational management and financial systems of N-T Digital TV, (2) appoint the candidates recommended by Super TV as directors of N-T Digital TV and appoint the senior management personnel of Super TV as the general manager, chief financial officer and other senior officers of N-T Digital TV based on Super TV’s recommendations, and (3) seek a guarantee from Super TV first when any guarantee is required to secure performance by N-T Digital TV of any contract or working capital loans borrowed by N-T Digital TV. In return, N-T Digital TV agreed to pledge its assets and receivables to Super TV.

•

Share Pledge Agreements: Pursuant to the share pledge agreements, dated September 1, 2005 and August 18, 2007, respectively, N-T Information Engineering and Ms. Wei Gao have pledged all of their respective equity interests in N-T Digital TV to Super TV to secure the payment obligations of N-T Digital TV under certain contractual arrangements between N-T Digital TV and Super TV. Under such share pledge agreements, N-T Information Engineering and Ms. Wei Gao have agreed not to transfer their equity interests in N-T Digital TV or create, or allow the creation of, any pledge on their respective equity interest in N-T Digital TV that may affect Super TV’s interests without Super TV’s consent. Pursuant to such agreements, Super TV is entitled to receive the dividends on the pledged equity interests during the term of the pledges.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

Pursuant to such agreements, Super TV has received 100% of N-T Digital TV shareholders’ voting interest in N-T Digital TV and has the right to receive any dividends declared and paid by N-T Digital TV. In addition, since its formation in May 2004, N-T Digital TV has not declared or distributed any dividends to any shareholders, and the shareholders of Super TV do not have an intention for N-T Digital TV to declare or distribute any dividends in the future. As a result, Super TV absorbs a majority of N-T Digital TV’s expected residual returns and holds variable interests in N-T Digital TV. Since Super TV is the primary beneficiary of the VIE arrangement, it consolidates N-T Digital TV under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities—an interpretation of Accounting Research Bulletin (“ARB”) No. 51”, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In April 2007, the shareholders of CDTV BVI established China Digital TV Holding Co., Ltd. (“CDTV Holding”) as a new holding company of CDTV BVI and its subsidiary and VIE. CDTV Holding was incorporated in the Cayman Islands.

In May 2007, CDTV BVI executed a 40-for-1 share split which applies to all of its ordinary shares, Series A convertible redeemable preferred shares, warrants and stock options. The impact of the share split has been retroactively reflected in the Group’s consolidated financial statements.

Following this share split, the shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interests in CDTV BVI. As a result, CDTV BVI became a wholly owned subsidiary of CDTV Holding. CDTV Holding, CDTV BVI, Super TV and N-T Digital TV are collectively referred to as the Group. As the incorporation of CDTV Holding is a transaction between entities under common control, for financial statement presentation purposes, the Group prepared its consolidated financial statements with CDTV Holding as the holding company for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 as if CDTV Holding had been in existence for all periods presented.

CDTV Holding’s subsidiaries and VIE include the following entities:

Subsidiaries	Date of incorporation	Place of incorporation

CDTV BVI	March 9, 2004	BVI
Super TV	May 31, 2004	PRC

VIE
N-T Digital TV	May 31, 2004	PRC

Recapitalization

Prior to its transfer to N-T Digital TV in June 2004, the smart card and CA systems business was owned and operated by N-T Information Engineering. N-T Information Engineering is a private company incorporated in the PRC and was engaged in the business of development and sales of digital television technologies and broadband and satellite data broadcasting systems. It was formed in 1998 and in June 2004 it was owned by Yunxi Group, Dongguan Huarong Science and Technology Company (“Huarong”) and Beijing Huakai Science and Technology

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

Company (“Huakai”) with an equity interest of 70%, 19% and 11%, respectively. Yunxi Group is a PRC state-owned enterprise. Huarong was owned by five individuals, Dr. Zengxiang Lu, Mr. Jianhua Zhu, Mr. Hua Guo, Mr. Jiang Lin and Mr. Weixuan Zhang, with 20% equity interest each. Huakai was owned by three individuals, Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Zhenwen Liang, with 33.3% equity interest each. N-T Information Engineering was therefore controlled by Yunxi Group.

Through the following series of integrated steps, the business was transferred from N-T Information Engineering to N-T Digital TV and N-T Digital TV became an entity consolidated by Super TV and ultimately by CDTV Holding. This series of interrelated and anticipated transactions has been accounted for as a recapitalization of the smart card and CA systems business with no change in basis because no single shareholder obtained control of CDTV BVI.

•

In March 2004, CDTV BVI was formed with a nominal cash investment by all but two of the ultimate owners of N-T Information Engineering. In June 2004, SAIF contributed $5,000,000 to CDTV BVI in exchange for a 25% interest in convertible redeemable preferred shares of CDTV BVI. Upon SAIF’s investment, CDTV BVI was owned by Yunxi Group, China Capital, China Cast and SAIF with an equity interest (on an as-converted basis) of 30%, 40%, 5% and 25%, respectively. China Capital was owned by three individuals, Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Hua Guo, with 33.3% equity interest each. China Cast was owned by three individuals, Dr. Zengxiang Lu, Mr. Jianhua Zhu and Mr. Zhenwen Liang, with 33.3% equity interest each. No one shareholder therefore controlled CDTV BVI.

•	In May 2004, N-T Information Engineering and SAIF formed N-T Digital TV, a PRC entity.

•

On June 7, 2004, N-T Information Engineering and N-T Digital TV entered into an asset transfer agreement, whereby N-T Information Engineering transferred its smart card and CA systems business including tangible assets, patents and software to N-T Digital TV for a cash consideration of $1,283,620. The carrying value of the assets transferred was $945,609 and the difference between the cash consideration and the carrying value of the assets transferred ($338,011) was recorded as a distribution to the shareholders of N-T Information Engineering.

•

On June 7, 2004, CDTV BVI formed Super TV and Super TV and N-T Digital TV entered into the contractual arrangements described above under which Super TV enjoys the economic ownership of N-T Digital TV.

The Group has consolidated the results of the smart card and CA systems business for the three years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited). As N-T Digital TV was established on May 31, 2004 with no prior operating activities, for the purpose of financial statement presentation, the smart card and CA systems related financial information, including revenues, costs and expenses, that was originally recorded on N-T Information Engineering’s books before the transfer of its smart card and CA systems business to N-T Digital TV in early June 2004 was carved out from N-T Information Engineering’s historical financial statements and included in the Group’s consolidated financial statements.

In addition, at the time that N-T Information Engineering agreed to transfer its smart card and CA systems business to N-T Digital TV, there was a list of uncompleted sales agreements (the “sales agreements”) entered into by N-T Information Engineering with its customers. It was agreed that N-T Information Engineering would

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

continue to fulfill the sales agreements and receive the full economic benefits. It was also agreed that the economic benefits (net income) derived from the sales agreements would belong solely to N-T Information Engineering and N-T Information Engineering would use the net cash generated from the sales agreements after deducting payments on purchases and direct costs and expenses related to the sales agreements as its capital contributions to N-T Digital TV. As a result, the net income generated from the fulfillment of the sales agreements of $1,318,688 in 2004, $974,773 in 2005, $430,082 in 2006 and $232,084 (unaudited) in the six-month period ended June 30, 2006, respectively, is presented as net income attributable to the minority interest in the consolidated statements of operations. In addition, N-T Information Engineering contributed $276,457 in cash in 2006. The $3,000,000 capital contribution made by N-T Information Engineering was presented by the Group as a minority interest as the funds were put in by N-T Information Engineering’s shareholders without recourse to CDTV BVI.

In June 2004, SAIF made a capital contribution of $5,000,000 in CDTV BVI and received Series A convertible redeemable preferred shares and a detachable warrant on convertible redeemable preferred shares in CDTV BVI. SAIF also made a capital contribution of $1,000,000 in N-T Digital TV through a nominee, initially Ms. Li Yang and, from August 2007, Ms. Wei Gao. The Company allocated the $5,000,000 capital contribution in CDTV BVI between the preferred shares and the warrant based on the respective fair value of each instrument when the preferred shares and the warrant were issued in June 2004. See Note 17 and Note 18 for a more detailed description of this transaction and the related accounting for the preferred shares and the warrant. The $1,000,000 capital injected by SAIF was also presented as a minority interest in the consolidated balance sheet as this was injected by SAIF using its own funds without recourse to CDTV BVI.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements of the Group include the financial statements of CDTV Holding, its subsidiaries, CDTV BVI and Super TV, and its variable interest entity, N-T Digital TV. All inter-company transactions and balances have been eliminated upon consolidation.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and which have maturities of three months or less when purchased.

(d) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives and impairment of property and equipment, useful lives and impairment of intangible assets, allowance for obsolete inventories,

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

valuation allowance for deferred tax assets, impairment of goodwill, collectibility of amounts due from related parties, impairment of long-term investment, and the fair values of Series A convertible redeemable preferred shares and the detachable warrant.

(e) Significant risks and uncertainties

The Group participates in a dynamic industry and believes that the following risks, among other things, could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: the Group’s limited operating history, advances and trends in new technologies and industry standards, competition from other competitors, regulatory or other PRC-related factors, risks associated with the Group’s ability to attract and retain employees necessary to support its growth, risks associated with the Group’s growth strategies, and general risks associated with the digital TV industry.

(f) Inventories

Inventories are stated at the lower of cost (weighted average) or market value. The Group writes down the inventory for excess and obsolete inventories determined primarily by future demand forecasts. For the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), the Group wrote down inventory by $Nil, $Nil, $24,469, $Nil and $Nil, respectively.

(g) Property and Equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and electronic equipment	3 years
Furniture and fixture	5 years
Leasehold improvement	shorter of useful life of the asset or the lease term
Motor vehicles	5 years

(h) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group incurred an impairment loss of $358,171, $Nil, $Nil, $Nil and $Nil for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively.

(i) Goodwill

Goodwill is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. The Group has one reporting unit and has determined to perform the annual impairment test on December 31 of each year. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2004, 2005 or 2006, or the six months ended June 30, 2006 (unaudited) or 2007 (unaudited). Exchange realignment of $14,840 was debited to goodwill for the six months ended June 30, 2007 (unaudited).

(j) Revenue recognition

The Group’s revenues are principally derived from sales of products and services. Specifically, sales of products include 1) sales of smart cards, and 2) sales of set-top boxes and other products. Sales of services include the following four arrangements:

(1)	Head-end software, hardware and related system integration service (“SI service”);

(2)	Head-end system development service (“SD service”);

(3)	Licensing income; and

(4)	Royalty income.

Sales of smart cards

Smart cards are manufactured by third-party manufacturers based on the Group’s blueprints. When the Group receives these products from the manufacturers, the Group programs each one with a unique security code so that it can communicate with the Group’s CA systems. A substantial majority of the smart cards sold by the Group are paid for pursuant to contractual terms requiring payment either prior to or upon delivery. Revenue from sales of smart cards is recognized in accordance with Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”. Specifically, revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. The Group also offers some of its customers a lower price when the cumulative volume of smart card purchases from the same customer is greater than a set volume during a specific period. The Group takes into account this arrangement and defers recognition of revenue in accordance with EITF Issue No. 00-22, “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future”. The Group accounts for cumulative volume customer incentives as deferred revenue and that is deducted from the initial revenue.

The Group generally guarantees the quality of smart cards for periods ranging from one to three years, and if any smart cards are found to have defects during the warranty period, the Group is obligated to replace them at the Group’s cost. Historically the defect rate of smart cards has been low and the Group accrues warranty liability based on historical information.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

Set-top box and others

The Group also derives revenues from the sales of products other than smart cards, such as set-top boxes and other related products. Revenue from sales of set-top box and other products is also recognized in accordance with SAB 104. Revenue is recognized after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured.

SI service

For the SI service, the Group signs contracts with cable network operators to install and integrate the Group’s software with the hardware and software purchased from third-party suppliers. The Group’s software includes CA system software, subscriber management system software and head-end electronic program guide software.

CA system software consists of software that is installed at the premises of the television network operator, or the head end. CA systems enable television network operators to deliver secure contents and services to their subscribers.

Subscriber management system software is software used by television network operators to support their operation, archive subscriber information and operational information, and to generate billings to subscribers.

Head-end electronic program guide software is software that enables television network operators to distribute DVB-standard program-specific information and service information to their subscribers.

Deliverables of SI service include: software, hardware, integration, installation, training and post-contract customer support (“PCS”). When the provision of services is substantially completed, i.e., when the Group deliveres its software, purchases the hardware and software from third-party suppliers, integrates them together, and provides installation and training to customers, customers sign the preliminary acceptance. Final acceptance is typically signed six months to one year after the issuance of the preliminary acceptance if no major technical problems are discovered. Software is considered delivered to customers when preliminary acceptance is signed because only at that time are customers able to use the software in the integrated system. For majority of the contracts, the Group offers one-year free PCS, including telephone support and bug-fixing beginning from preliminary acceptance. However, in some of the contracts, the Group offers free PCS for a period of more than one year beginning from preliminary acceptance; while in some other contracts, the PCS does not have a specified definite period.

The SI service includes a significant software portion. The software is not regarded as incidental to the provision of services as a whole because the marketing of such services focuses on the internally developed technologies included in the software. Therefore, Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, is applicable for these services. The Group cannot establish vendor-specific objective evidence of the fair values of the deliverables; therefore, according to SOP 97-2, revenue is recognized when the last deliverable in the arrangement is delivered and when all of the following criteria have been met:

(1)	Persuasive evidence of an arrangement exists;

(2)	Delivery has occurred;

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

(3)	The vendor’s fee is fixed or determinable; and

(4)	Collectibility is probable.

The systems are installed and tested at the customers’ sites. Generally all the technical issues are identified and resolved before the preliminary acceptance is issued by the customers. Afterwards, the customers will begin to use the installed systems for operation.

For the contracts where the Group offers free PCS for one year or less, the cost incurred between the issuance of the preliminary acceptance and the end of the free PCS period has historically been insignificant. Therefore revenue is recognized when the entire installation and integration of software is completed, which is indicated by obtaining the preliminary acceptance from customers. In limited situations where there is only one acceptance from the customer, rather than a preliminary and final acceptance, revenue is recognized when the single acceptance is obtained. For contracts where the Group offers free PCS for more than one year, although the cost incurred during the PCS term has been historically insignificant, the Group is contractually obligated to provide not only telephone support and bug-fixing, but also free upgrade for customers when there is a change in the national or industry standards related to cable digital television and in situations where there is a security breach of the Group’s software contained in the SI service. Therefore, the Group defers the revenue for the contracts and recognizes it over the PCS term. Where the PCS term has no specified definite period, the Group recognizes such revenue over the estimated useful life of the CA system, which the Group has determined to be five years.

SD service

The Group develops head-end system applications relating to digital TV technology for its customers.

Deliverables in SD service include the completed software application. A few arrangements also include one-year free PCS starting from customer acceptance, but no arrangement includes free PCS for more than one year. Payment terms vary based on the stage of the service. Normally a portion of the contract amount is paid when the contract is signed, and the remainder is paid upon the completion of the project and customer acceptance. The cost of providing free PCS has historically been insignificant.

Because a system development arrangement requires significant production, modification, or customization of software, the Group refers to ARB 45, “Long-Term Construction-Type Contracts”, and SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. As the Group cannot properly measure progress toward completion, the completed-contract method is used. Revenue for system development is recognized when the system development is finished and accepted by the customer.

Licensing income

The Group coordinates with network operators to produce set-top boxes compatible with the Group’s CA systems. The Group enters into contracts with set-top box manufacturers selected by customers and provides these manufacturers with either a set-top design or CA system terminal-end software that is integrated in the set-top boxes and which permits the unscrambling of digital TV broadcasts that have been transmitted by TV network operators who use the Group’s CA systems. The set-top box manufacturers pay the Group a one-time license fee, which includes a testing and certifying fee, for obtaining the blueprints and technologies in the form

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

of software. According to the contracts, these manufacturers are required to provide a set-top box prototype to the Group in order to obtain a certificate from the Group which indicates the set-top box is compatible with the Group’s CA systems and suitable for mass-production. The licenses to set-top box manufacturers are perpetual once provided. No PCS is offered in the licensing arrangement.

Licensing income is recognized when all revenue recognition criteria according to SOP 97-2 have been met, which is indicated by the issuance of a certificate to the set-top box manufacturer by the Group.

In addition, all advances from customers and prepaid fees received from customers or set-top box manufacturers are initially recognized as deferred revenue and revenue is recognized when the above revenue recognition criteria are met.

Royalty income

Other than the one-time license fee, the Group also receives royalties for each set-top box sold. Royalties are received either from set-top box manufacturers, or from television network operators who purchase the Group’s CA systems, depending on which party the Group enters into the contracts with.

Royalty revenue is recognized when earned and collectibility is reasonably assured.

For royalty income collected from set-top box manufacturers, royalty revenue is recognized upon the receipt of sales reports from set-top box manufacturers and when payment is received.

For royalty income received from television network operators, the Group requests that the television network operators pay the royalty to the Group directly when they purchase the Group’s smart cards, in which case all the revenue is recognized as smart card sales.

(k) Deferred costs

Deferred costs are the incremental costs that are directly associated with revenue from SI service contracts that provide free PCS for more than one year. Deferred costs mainly consist of hardware and software purchased from third-party suppliers. Deferred costs are recoverable through the future revenue streams and are recorded as an asset and amortized to cost of revenue over the same period that the revenue is recognized. Amortization of deferred costs for the period for the years ended December 31, 2004, 2005, 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited) totaled $77,862, $497,794, $561,205, $301,002 and $346,540, respectively.

(l) Value-added tax (“VAT”) and VAT refund

VAT on sales is calculated at 17% on revenue from product sales and SI services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the accounts under other taxes payable.

For certain software-related products that are qualified as “software products” by PRC tax authorities, the Group can pay VAT at 17% first and then receive a 14% refund after it is paid. The Group records VAT refund receivables on accrual basis. VAT refund is recorded in revenues in the statement of operations.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

(m) Business tax

The Group’s PRC subsidiary and VIE are subject to business tax and related surcharges at the rate of 5.5% on revenues related to certain types of services. Business tax is recorded as a deduction from revenue in the same period in which the related revenue is recognized.

(n) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(o) Foreign currency translation

The Company uses the US dollar as its functional and reporting currency. The functional currency of the Company’s subsidiary and VIE in the PRC is the Renminbi (“RMB”).

Transactions denominated in currencies other than the US dollar during the reported periods are translated into US dollars at the average rates of exchange prevailing during each such period. Monetary assets and liabilities denominated in currencies other than US dollar are translated into US dollars at the rates of exchange in effect on the balance sheet dates. Non-monetary assets and liabilities are remeasured into US dollars at the historical exchange rate.

Currency transaction gains and losses are recognized in the consolidated statements of operations. Currency translation adjustments are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(p) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. For the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), the Group estimated the effective tax rate of the period with reference to the full fiscal year.

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Group has elected to adopt FIN 48 from January 1, 2004 as no prior year audited consolidated financial statements of the Group have been issued before. The adoption of FIN 48 had no significant impact on the Group’s accounting for income taxes for the years ended December 31, 2004, 2005 and 2006, or the six months ended June 30, 2006 (unaudited) and 2007 (unaudited).

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

(q) Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of shareholders’ equity and other comprehensive income.

(r) Fair value of financial instruments

The carrying amounts of cash equivalents, restricted cash, accounts receivable, accounts payable, amounts due from (to) related parties, and warrants approximate their fair values due to the short-term maturity of these instruments.

(s) Net income/(loss) per share

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group has used the two-class method of computing net income/(loss) per share, for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, undistributed net income is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share income for the period; whereas undistributed net loss is allocated to ordinary shares only because preferred shares are not contractually obligated to share the loss.

Diluted net income/(loss) per ordinary share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. For the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), the application of the two-class method was more dilutive than the if-converted method. The Group had options and warrants outstanding which could potentially dilute basic net income/(loss) per share in the future. Their dilutive effect is computed using the treasury stock method. For the years ended December 31, 2004 and 2005, they were all excluded from the computation of diluted net loss per share as their effects would have been anti-dilutive.

(t) Intangible assets

Intangible assets consist of core technology, complete technology, contract backlog, and customer relationships, which are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the useful lives of the assets ranging from 1 to 7.5 years.

(u) Research and development expenses

Research and development costs are incurred in the development of the digital TV and set-top box technologies, including significant improvements and refinements to existing products and services. The Group applies Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. In particular, nearly all of the research and development expenditure incurred since the Group’s formation has been to establish the technological feasibility of the Group’s software. As a result, all research and development costs are expensed as incurred.

(v) Share-based compensation

Share-based payment transactions with employees, such as share options, are measured based on the grant-date fair value of the equity instrument issued in accordance with SFAS No. 123(R), “Share-Based Payment”,

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

and recognized as compensation expense over the requisite service period based on the graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

(w) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places their cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors relevant to determining the credit risk of specific customers. The amount of receivables ultimately not collected by the Group has generally been consistent with management’s expectations and the allowance established for doubtful accounts.

Details of the customers accounting for 10% or more of total revenues are as follows:

	Years ended December 31,			Six months ended June 30,
Customer	2004	2005	2006	2006	2007
	%	%	%	%	%
				(Unaudited)	(Unaudited)
A	—	—	14.5	—	11.4
B	—	12.6	13.0	25.9	—
C	29.5	20.0	—	—	—
D	21.0	—	—	—	—
E	26.1	—	—	—	—
F	—	11.5	—	—	—
N	—	—	—	—	—
O	11.2	—	—	—	—

Details of the customers accounting for 10% or more of accounts receivable are as follows:

	December 31,			June 30,
Customer	2004	2005	2006	2007
	%	%	%	%
				(Unaudited)
E	—	16.9	17.4	—
F	—	16.3	—	—
G	—	15.4	—	—
C	42.0	—	—	—
H	12.6	—	—	—
I	11.7	—	—	—
J	11.4	—	—	—
K	11.1	—	—	—
L	10.9	—	—	—
A	—	—	—	15.0
M	—	—	—	10.5

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

(x) Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Group has not yet begun the process of assessing the potential impact the adoption of SFAS No. 157 may have on its financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements”. The Group has not yet begun the process of assessing the potential impact the adoption of SFAS No. 159 may have on its financial position or results of operations.

(y) Unaudited pro forma information

The pro forma balance sheet information as of June 30, 2007 (unaudited) assumes the conversion of the Series A convertible redeemable preferred shares outstanding as of June 30, 2007 into ordinary shares.

(z) Unaudited pro forma net income per share

Pro forma basic and diluted income per ordinary share is calculated by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding used in basic and diluted net income per share plus the number of ordinary shares resulting from the assumed conversion of the outstanding Series A convertible redeemable preferred shares.

3. SEGMENT INFORMATION AND REVENUE ANALYSIS

In accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, the Group’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of operations prepared in accordance with US GAAP when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment. The Group has internal reporting that does not distinguish between markets or segments.

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

The gross revenues consist of the following products and services:

	Years ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Products:
Smart cards	$1,386,662	$9,277,795	$26,223,099	$8,879,902	$19,051,821
Set-top box and others	1,462	13,154	220,130	90,075	53,148

Subtotal	1,388,124	9,290,949	26,443,229	8,969,977	19,104,969

Services:
SI service	1,698,203	3,088,773	2,316,944	1,028,390	1,463,319
SD service	237,097	69,884	558,094	42,323	148,595
Licensing income	364,896	696,660	1,037,323	279,096	785,924
Royalty income	—	—	269,529	89,471	164,787

Subtotal	2,300,196	3,855,317	4,181,890	1,439,280	2,562,625

Total	$3,688,320	$13,146,266	$30,625,119	$10,409,257	$21,667,594

Revenues include VAT refunds of $Nil, $1,029,866, $2,508,946, $812,296 and $1,775,360 for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively.

4. ACQUISITION

In August 2006, the Group acquired the set-top box design business from N-T Information Engineering to expand its business in designing set-top boxes for set-top box manufacturers. In August 2006, N-T Information Engineering was owned by Yunxi Group and Huarong with an equity interest of 40% and 60% respectively. The shareholding structure of Huarong had not been changed since the June 2004 recapitalization. This transaction was accounted for using the purchase method of accounting under SFAS No. 141, “Business Combination”. The purchase price was initially agreed at $3,770,145 with an adjustment clause set forth in the asset purchase agreements which allows the buyer to reduce the purchase price if the cash collection from the set-top box business after the acquisition does not reach a certain level. The $3,770,145 purchase price was paid in August 2006. In April 2007, the Group and N-T Information Engineering reached an agreement to adjust the purchase price to $2,226,870 according to the terms agreed upon between the Group and N-T Information Engineering. The difference of $1,543,275 was recorded as an “amount due from related party-N-T Information Engineering” as of December 31, 2006, which was paid in full by N-T Information Engineering in April 2007 (see Note 23). If the performance of the acquired set-top box business continues to fail to meet the criteria set forth in the asset purchase agreement and the related amendments, the purchase price may be further reduced in the future. As a result of the purchase method of accounting, the acquired assets and liabilities were recorded at their estimated fair market value at the date of acquisition.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on the date of the acquisition of the set-top box design business based on a preliminary purchase allocation, including the reduction in purchase consideration.

Assets acquired
Accounts receivable	$2,704
Prepayments to suppliers	1,590
Inventories	323,983
Property and equipment	28,686
Intangible assets	1,733,959

Total	2,090,922

Liabilities assumed:
Accounts payable	172,938
Deferred taxes	123,536

Total	296,474

Net assets acquired	1,794,448

Initial consideration paid in 2006	3,770,145
Reduction in purchase consideration	(1,543,275)

Revised preliminary consideration	2,226,870

Goodwill	$432,422

Intangible assets were comprised of:

		Estimated useful lives
Core technology	$384,186	7.5 years
Complete technology	61,470	2.5 years
Contract backlog	284,297	1 year
Customer relationship	1,004,006	3.5 years

Total	$1,733,959

Pro forma

The following pro forma information summarizes the effect of the acquisition, if the acquisition of the set-top box business from N-T Information Engineering had occurred as of January 1, 2006 and for comparative purposes, the pro forma information is also prepared as if the acquisition had occurred as of January 1, 2005. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2006 or January 1, 2005, nor is it necessarily indicative of future results of operations of the Group:

	Pro forma for the years ended December 31,
	2005	2006
	(Unaudited)	(Unaudited)
Net revenues	$13,343,378	$31,538,874
Net income attributable to holders of ordinary shares	4,255,826	7,203,951
Net income per share—basic ordinary shares	0.11	0.24
Net income per share—basic preferred shares	0.11	0.54
Net income per share—diluted	0.11	0.21

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

5. RESTRICTED CASH

Restricted cash represents cash deposited in a bank account that has been opened by the Group at the request of potential customers before the Group is invited to participate in bidding for certain projects. The use of cash in such an account is normally restricted for more than three months.

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
Billed receivables	$1,717,404	$2,584,264	$5,917,559
Unbilled receivables	221,982	278,012	426,193

	$1,939,386	$2,862,276	$6,343,752

Unbilled receivables represent amounts earned by the provision of SI service but not billable at the respective balance sheet dates. The unbilled amounts become billable according to the contract terms. Pursuant to the contracts of SI services, customers generally pay the final 10% of contract amounts upon issuance of the final acceptance, while the Group recognizes revenue when the preliminary acceptance is obtained or over the PCS term. The Group generally anticipates that substantially all unbilled amounts as of a given balance sheet date will be billed within twelve months of such balance sheet dates.

Movement of allowance for doubtful accounts is as follows:

	Balance at Beginning of the period	Charge to expenses	Deductions	Balance at end of the period
2004	—	—	—	—
2005	—	—	—	—
2006	—	$214,986	—	$214,986
Six months ended June 30, 2007 (unaudited)	$214,986	$110,180	—	$325,166

7. INVENTORIES

Inventories consist of the following:

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
Raw material	$373,755	$2,317,204	$3,473,040
Finished goods	464,505	466,474	776,061
Less: write-down of inventory value	—	(24,469)	(25,090)

	$838,260	$2,759,209	$4,224,011

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
Prepaid expenses	$2,113	$2,267	$522,969
Deposits	149,999	381,967	343,771
VAT refund receivables	140,553	273,760	296,151
Prepayments to suppliers	181,541	691,201	104,634

	$474,206	$1,349,195	$1,267,525

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
Computers and office equipment	$1,365,847	$1,281,449	$1,648,581
Furniture and fixture	3,844	38,372	57,111
Leasehold improvements	35,723	41,987	132,170
Motor vehicles	125,633	136,243	239,189

	1,531,047	1,498,051	2,077,051

Less: accumulated depreciation and amortization	(1,063,408)	(960,536)	(1,175,397)

	$467,639	$537,515	$901,654

For the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), depreciation and amortization expenses were $428,265, $586,347, $286,854, $126,469 and $158,172, respectively.

10. IMPAIRMENT OF LONG-TERM INVESTMENT

In June 2004, N-T Digital TV paid $358,171 and acquired a 5% equity interest in a start-up company, Zhongshi Digital TV Technology Co., Ltd. (“Zhongshi”), and recorded it at cost as long-term investment. At the end of 2004, N-T Digital TV wrote off this investment as a result of the weak financial performance of Zhongshi.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

11. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
Core technology	$—	$384,186	$393,933
Complete technology	—	61,470	63,029
Contract backlogs	—	284,297	291,511
Customer relationship	—	1,004,006	1,029,479

	—	1,733,959	1,777,952
Less: accumulated amortization	—	(269,570)	(608,102)

	$—	$1,464,389	$1,169,850

As a result of the acquisition of the set-top box business from N-T Information Engineering (see Note 4), the Group recorded amortization expense of $269,570, $Nil and $327,175 for the year ended December 31, 2006 and the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively. The Group expects to record amortization expense of $528,512, $362,672, $341,669, $73,593, $51,225 and $106,718, for the years ended 2007 (including $327,175 for the six months ended June 30, 2007), 2008, 2009, 2010, 2011 and 2012 and thereafter, respectively.

12. LONG-TERM INVESTMENT (UNAUDITED)

On March 29, 2007, the Group and Jiangsu Qingda Science and Technology Industries Co., Ltd. (“Jiangsu Qingda”), one of its customers, formed Nanjing Qingda Yongxin Culture Media Co., Ltd. (“Qingda Yongxin”), an equity joint venture limited liability company in the PRC, to which the Group contributed cash of $103,437 (RMB800,000), representing 40% of equity interest, and Jiangsu Qingda contributed cash of $155,156 (RMB1,200,000), representing 60% of equity interest.

For three years after the establishment of Qingda Yongxin, the Group has the option to purchase up to additional 30% of the equity interest of Qingda Yongxin from Jiangsu Qingda. The purchase price of the additional interest will be determined based on the valuation of Qingda Yongxin on the date of purchase, which will be the higher of (a) 10 times its net profits in the year prior to the purchase, and (b) the net asset value of Qingda Yongxin on the last fiscal year-end date prior to the purchase.

The Group has accounted for this long-term investment under the equity method of accounting because the Group does not control Qingda Yongxin but has the ability to exercise significant influence over operating and financial policies of Qingda Yongxin. As of June 30, 2007, Qingda Yongxin has not commenced operations.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
Accrued payroll and bonus	$202,144	$696,913	$593,137
Accrued expenses	363,380	493,279	362,452
Other taxes payable	237,130	76,387	186,404
Social insurance withholding	74,233	55,920	43,707
Accrued warranty	10,837	37,957	27,183

	$887,724	$1,360,456	$1,212,883

Movement of accrued warranty is as follows:

	Balance at beginning of period	Charge to expenses	Deductions	Balance at end of period
2004	$—	$1,387	$—	$1,387
2005	1,387	9,450	—	10,837
2006	10,837	27,120	—	37,957
Six months ended June 30, 2007 (unaudited)	$37,957	$20,282	$(31,056)	$27,183

14. DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31,		June 30,
	2005	2006	2007
			(Unaudited)
Current:
Advance from customers	$1,620,785	$5,236,279	$3,493,977
Incentive offered to customers	338,290	147,590	162,964
Deferred revenue for SI service contracts with free PCS period greater than one year	1,318,531	1,515,652	1,432,091

	$3,277,606	$6,899,521	$5,089,032
Noncurrent:
Deferred revenue for SI service contracts with free PCS period greater than one year	927,929	1,079,493	798,479

Total	$4,205,535	$7,979,014	$5,887,511

Incentive offered to customers represents the incentive provided to customers when cumulative purchase volume from the same customers reached a certain level as of December 31, 2005 and 2006, and June 30, 2007 (unaudited). See Note 2(j) for a more detailed description and related accounting for deferred revenue.

15. INCOME TAXES

CDTV BVI is a tax-exempted company incorporated in the British Virgin Islands.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

Super TV and N-T Digital TV were registered in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

Each of Super TV and N-T Digital TV is certified as a “new or high-technology enterprise” located in a high-tech zone in Beijing. As a result, each is entitled to a three-year exemption from EIT beginning from its first year of operation, a 7.5% EIT rate for another three years followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise”. In March 2007, PRC’s Unified Enterprise Income Tax Law was announced, which resulted in major changes in tax notes and incentives. The new income tax law will be effective on January 1, 2008. There are phase-in rules applicable to Super TV and N-T Digital TV. Their tax rates will gradually increase to 25% over a five-year transition period and the 25% rate will apply thereafter. In addition, certain qualified “new or high-technology enterprises” may be entitled to a 15% potential rate. However, as the detailed implementation regulations of the New Income Tax Law have not yet been issued, it is uncertain whether the Company can quantify as a “new or high-technology enterprise” after the effective date of the “New Income Tax Law”.

The Group uses the liability method to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Income tax benefits/(expense) are as follows:

	Years ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Income tax benefits/(expense)
Current	$—	$—	$—	$—	$(1,215,380)
Deferred	21,506	66,215	58,940	16,017	22,403

Total	$21,506	$66,215	$58,940	$16,017	$(1,192,977)

The principal components of the deferred income tax assets and liabilities are as follows:

Deferred income tax assets:

	December 31,		June 30,
	2005	2006	2007
			(Unaudited)
Current
Inventory reserve	$—	$1,781	$—
Deferred revenue-current		85,660	94,489

	—	87,441	94,489

Non-current
Property and equipment	38,184	25,294	30,607

Deferred revenue-non-current	82,681	96,594	101,432

	$120,865	$121,888	$132,039

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

Deferred income tax liabilities:

	December 31,		June 30,
	2005	2006	2007
			(Unaudited)
Current
Deferred cost-current	$—	$24,577	$27,227
Non-current
Amortization of intangible assets	—	123,536	116,128
Deferred cost-non-current	33,144	38,091	36,710

	$33,144	$161,627	$152,838

As management believes that the Group will generate taxable PRC statutory income in the near future and it is more likely than not that all of the deferred tax assets will be realized, a valuation allowance has not been established for the deferred tax assets at December 31, 2004, 2005 and 2006 and June 30, 2007 (unaudited).

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 33% to income before income taxes and the actual provision of income taxes is as follows:

	Years ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Net income/(loss) before provision for income taxes	$(2,007,573)	$5,451,879	$13,361,365	$3,629,499	$13,355,513
PRC statutory tax rate	33%	33%	33%	33%	33%

Income tax at statutory tax rate	(662,499)	1,799,120	4,409,251	1,197,734	4,407,319
Expenses not deductible for tax purposes:
Salaries and employees’ benefits	11,581	52,996	122,496	44,825	28,208
Other expenses not deductible	210	2,495	43,274	7,845	26,990
Effect of income tax exemptions	799,387	(1,866,470)	(2,708,939)	(370,309)	(2,970,850)
Effect of income tax rate difference in other jurisdictions	(170,185)	(54,356)	(1,925,022)	(896,112)	(298,690)

Income tax expense/(benefit)	$(21,506)	$(66,215)	$(58,940)	$(16,017)	$1,192,977

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

If N-T Digital TV and Super TV had not been in a tax holiday period for the years ended December 31, 2004, 2005 and 2006, and the six months ended June 30, 2006 and 2007, earnings per share amounts would have been as follows:

	Years ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Changes in income tax expense	$(799,387)	$1,866,470	$2,708,939	$370,309	$2,970,850
Net income/(loss) per share —basic ordinary shares	(0.33)	0.07	0.15	0.08	0.21
Net income/(loss) per share —basic preferred shares	1.32	0.07	0.54	0.08	0.21
Net income/(loss) per share —diluted	$(0.33)	$0.07	$0.13	$0.07	$0.19

As a result of the adoption of FIN 48 for the periods presented in these consolidated financial statements, the Group did not identify significant unrecognized tax benefits for the years ended December 31, 2004, 2005 and 2006, or the six months ended June 30, 2006 (unaudited) and 2007 (unaudited). The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of FIN 48 does not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2006.

Since the incorporation of Super TV and N-T Digital TV in 2004, the relevant tax authorities have not conducted a tax examination of Super TV and N-T Digital TV in the PRC. As such, Super TV and N-T Digital TV are subject to tax audits at the tax authorities’ discretion.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

16. NET INCOME/(LOSS) PER SHARE

	For the years ended December 31,			For the six months ended June 30,
	2004	2005	2006	2006	2007
Net income/(loss) per share-basic:
Net income/(loss)	$(3,304,755)	$4,543,321	$12,990,223	$3,413,432	$12,162,536

Dividend to ordinary shares	—	—	15,569,058	—	—
Dividend to preferred shares	7,427,392	—	5,730,942	—	—

Total dividends	7,427,392	—	21,300,000	—	—

Undistributed income/(loss)	$(10,732,147)	$4,543,321	$(8,309,777)	$3,413,432	$12,162,536

Shares (denominator):
Weighted average ordinary shares outstanding	30,000,000	30,000,000	30,488,889	30,000,000	34,000,000
Weighted average preferred shares outstanding on an as-if-converted basis	5,638,889	10,000,000	10,519,120	10,434,560	9,496,932

	35,638,889	40,000,000	41,008,009	40,434,560	43,496,932

Allocation of undistributed income/(loss) (numerator):
To ordinary shares	$(10,732,147)	$3,407,491	$(8,309,777)	$2,532,560	$9,507,020
To preferred shares	—	1,135,830	—	880,872	2,655,516

	(10,732,147)	4,543,321	(8,309,777)	3,413,432	12,162,536

Undistributed income/(loss) per share to ordinary shares	(0.36)	0.11	(0.27)	0.08	0.28

Undistributed income/(loss) per share to preferred shares	—	0.11	—	0.08	0.28

Distributed income/(loss) per share to ordinary shares	—	—	0.51	—	—

Distributed income/(loss) per share to preferred shares	1.32	—	0.54	—	—

Net income/(loss) per share-basic ordinary shares	(0.36)	0.11	0.24	0.08	0.28

Net income/(loss) per share-basic preferred shares	$1.32	$0.11	$0.54	$0.08	$0.28

Net income/(loss) per ordinary share-diluted:
Income to ordinary shares (numerator):
Distributed income allocated to ordinary shares	$—	$—	$15,569,058	$—	$—
Undistributed income/(loss) allocated to ordinary shares	(10,732,147)	3,407,491	(8,309,777)	2,532,560	9,507,020

Distributed and undistributed income/(loss) allocated to ordinary shares	(10,732,147)	3,407,491	7,259,281	2,532,560	9,507,020
Undistributed income allocated to preferred shares	—	1,135,830	—	880,872	2,655,516
Less undistributed income reallocated to preferred shares taking into account the dilutive effect on ordinary shares	—	(1,135,830)	—	(814,204)	(2,469,137)

	$(10,732,147)	$3,407,491	$7,259,281	$2,599,228	$9,693,399

Shares (denominator):
Weighted average ordinary shares outstanding	30,000,000	30,000,000	30,488,889	30,000,000	34,000,000
Plus incremental weighted average ordinary shares from assumed conversion of warrant using the treasury stock method	—	—	1,463,114	1,351,682	—
Plus incremental weighted average ordinary shares from assumed exercise of stock options using the treasury stock method	—	—	2,273,318	1,959,125	3,283,285

Weighted average ordinary shares outstanding used in computing diluted net income/(loss) per ordinary share	30,000,000	30,000,000	34,225,321	33,310,807	37,283,285

Net income/(loss) per ordinary share-diluted	$(0.36)	$0.11	$0.21	$0.08	$0.26

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

17. CONVERTIBLE REDEEMABLE PREFERRED SHARES

In June 2004, 10,000,000 Series A convertible redeemable preferred shares were issued to SAIF. Key features of the Series A preferred shares are as follows:

Redemption

Beginning on the fifth anniversary of the date on which the Series A convertible redeemable preferred shares were first issued, CDTV BVI shall, at the election of any holder of Series A convertible redeemable preferred shares, redeem all or part of the Series A convertible redeemable preferred shares held by such redeeming holder. The redemption price shall be 200% of the purchase price per share plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers.

The redemption value was $12,000,000. The difference of $7,427,392 between the redemption value and carrying value of the preferred shares represented a deemed dividend to preferred shareholder, and it was recognized immediately as the preferred shares were issued in 2004.

Conversion

Each shareholder of the Series A preferred shares will have the right, at its sole discretion, to convert all or any portion of its Series A preferred shares into the ordinary shares at any time after the closing date of the preferred share purchasing transaction at the conversion ratio.

The conversion ratio used to calculate the number of conversion shares is 0.9055556, subject to general anti-dilution adjustments. The number of the conversion shares to be issued to SAIF equals the number of Series A preferred shares held by SAIF divided by the conversion ratio.

As the effective conversion price exceeded the fair value of ordinary shares on issuance day, there was no beneficial conversion feature upon issuance of Series A convertible redeemable preferred shares in 2004.

Voting rights

Each Series A preferred share will be entitled to vote on all matters submitted to a vote of the shareholders and will be entitled to the number of votes equal to the number of ordinary shares then issuable upon conversion at the applicable conversion ratio.

Dividends preference

No dividend, whether in cash, in property, in shares of the Company or otherwise, shall be paid on any class or series of shares of the Company in the next ten years after the closing date of the sale of Series A preferred shares, until a qualified initial public offering (IPO) or unless and until a dividend in like amount is first paid in full on the Series A preferred shares on an as-if-converted basis. Qualified initial public offering means the Company’s ordinary shares become publicly traded in an internationally recognized securities exchange, provided that (i) at a pre-offering, the valuation of the Company is at least US$100,000,000 and (ii) such transaction or listing shall result in aggregate proceeds to the Company in excess of US$25,000,000 (before deduction of underwriters’ commissions and expenses).

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

Liquidation preference

In the event of liquidation, the shareholder of the Series A preferred shares would be entitled to receive in preference to the shareholders of the ordinary shares a per share amount equal to 2 times the purchase price per share and any declared but unpaid dividends, proportionately adjusted for share splits, share dividends, and recapitalization. After the full preference amount has been paid on all the Series A preferred shares, any remaining assets of the Company or proceeds received by the Company or its shareholders shall be distributed to the shareholders of the ordinary shares and the preferred shares pro rata on an as-if-converted basis.

18. WARRANT

In June 2004, in conjunction with the issuance of Series A preferred shares, CDTV BVI issued a warrant to SAIF to purchase additional Series A preferred shares for $2,000,000 as adjusted for appreciation of Renminbi against U.S. dollars from March 25, 2004 to the exercise date of the warrant. The exercise price per share for the warrant is 150% of the aggregate purchase price per Series A preferred share, subject to adjustments made in accordance with the anti-dilution provisions applicable to the preferred shares. The warrant is not subject to any conditions on its exercise after the closing of the preferred share financing until the earlier of (i) 5 years after the closing date of sale of the Series A preferred shares; or (ii) the consummation of an initial public offering in an international capital market. The warrant was recorded as a liability based on its estimated fair value in accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, and remeasured to its fair value at every subsequent reporting date until the warrant was exercised.

The fair value of the warrant was $427,392 on June 10, 2004, the grant date of the warrant, and $899,618 and $917,219 on December 31, 2004 and 2005, respectively. The fair value of the warrant on the exercise date, November 16, 2006, was $6,323,593. The fair value was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	June 10, 2004	December 31, 2004	December 31, 2005	November 16, 2006
Expected price volatility	65.7%	59.4%	31.5%	34.9%
Risk-free interest rate	3.2%	3.6%	4.7%	5.5%
Expected life of the warrant (years)	3.26	2.5	1.5	0.62
Expected dividends	—	—	—	—
Fair value of preferred share	$0.56	$0.97	$1.22	$3.72

The change in the fair value of the warrant was $472,226, $17,601 and $5,406,374 as of December 31, 2004 and 2005 and the conversion date, respectively.

On November 16, 2006, SAIF exercised the warrant and obtained 2,222,222 Series A preferred shares for a net cash consideration of $2,101,271 at a price of $0.95 per share after the stock split effect. There is no beneficial conversion feature in connection with the exercise of the warrant as the fair value of ordinary shares into which the preferred shares can be converted is lower than the sum of the carrying value of the warrant and the proceeds received from SAIF for exercise of the warrant. The fair value of the ordinary shares and the carrying value of the warrant on the date the warrant was exercised were determined using the estimated fair market value.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

19. SHARE-BASED COMPENSATION

Options granted to employees

Pursuant to the directors’ resolution, the Group adopted a Share Incentive Plan in 2005, under which the Group may grant options to purchase up to 4,135,828 ordinary shares of the Group, to its employees, directors and consultants, subject to vesting requirements. There are three schemes of the options granted: Scheme I, Scheme II and Scheme III, which were granted on February 3, 2005, September 22, 2006 and December 5, 2006, respectively.

Details of the Share Incentive Plans are as follows:

Scheme I

Grant date: February 3, 2005

Exercise price per share: $0.543

Expiration date: February 2, 2015

Number of options granted: 2,971,942

Type I under Scheme I:

Number of options granted: 2,303,054

Vesting schedule: 50% of the total number of option shares at the end of the six-month period after the grant date, and the remaining 50% of the option shares shall vest in a series of 42 successive equal monthly installments over the 42-month period measured from the end of the six-month period after the grant date, with the first installment vesting on the first day of the month following the end of the six-month period after the grant date and an additional installment vesting on the first day of each of the 41 months thereafter.

Type II under Scheme I:

Number of options granted: 668,888

Vesting schedule: The options shall become vested as to 25% of the total number of ordinary shares subject to the options on the first anniversary of the grant date. The remaining 75% of the total number of ordinary shares subject to the options shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the first anniversary of the grant date occurs and an additional installment vesting on the last day of each of the 35 months thereafter.

Scheme II

Grant date: September 22, 2006

Exercise price per share: $1.771

Expiration date: September 21, 2016

Number of options granted: 543,674

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

Vesting schedule: The options shall become vested as to (1) 25% of the total number of ordinary shares subject to the options on the first anniversary of the grant date and (2) the remaining 75% of the option shares shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the first anniversary of the grant date occurs and an additional installment vesting on the last day of each of the 35 months thereafter.

Scheme III

Grant date: December 5, 2006

Exercise price per share: $4.172

Expiration date: December 4, 2016

Number of options granted: 620,212

Among the 620,212 Scheme III options granted, 352,000 options were granted to one officer of the Group and the remaining 268,212 options were granted to other employees and directors.

Vesting schedule of the 268,212 options granted to employees and directors:

The option shall become vested as to (1) 25% of the total number of the option shares on the first anniversary of the grant date and (2) the remaining 75% of the option shares shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the first anniversary of the grant date occurs and an additional installment vesting on the last day of each of the 35 months thereafter.

Vesting schedule of the 352,000 options granted the officer:

320,000 shares subject to the options shall become vested as to (1) 25% of such 320,000 ordinary shares on the closing of an initial public offering in an international stock exchange, provided such initial public offering shall occur within 3 years from the grant date, and (2) the remaining 75% of such 320,000 shares shall vest in 36 substantially equal monthly installments, with the first installment vesting on the last day of the month following the month in which the officer starts his employment and an additional installment vesting on the last day of each of the 35 months thereafter. The vesting of the remaining 32,000 shares is conditional upon whether the performance of non-smart card and CA systems business in the fiscal years from 2007 to 2009 can meet certain financial targets.

Options granted to non-employees

Option granted to Tech Power Enterprises

The Group granted 143,474 options to Tech Power Enterprises, an affiliated company of SAIF. The vesting schedule and other details of the options are the same as those in Type I options under Scheme I of Share Incentive Plans.

Option granted to a potential independent director (unaudited)

The Group granted 40,000 options to an individual who will become the Company’s independent director upon the completion of the IPO of the Company. This individual was not an employee of the Group at the grant day. The details of the options are as follows:

Grant date: May 15, 2007

Exercise price per share: $4.172

Expiration date: May 14, 2017

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

The option shall become vested as to (1) 50% on the day of the IPO, and (2) the remaining 50% would be vested in 36 substantially equal monthly installments thereafter, with the first installment vesting on the last day of the month following the month of the IPO and an additional installment vesting on the last day of each of the 35 months thereafter.

The related share-based compensation was accounted for as compensation expense in accordance with EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

Termination of options

If the grantee ceases to be employed by or ceases to provide services to the Group, (a) the grantee will have until the date that is 30 days after his or her severance date to exercise the options (or portion thereof) to the extent that they were vested on the severance date; (b) the options, to the extent not vested on the severance date, shall terminate on the severance date; (c) the options, to the extent exercisable for the 30-day period following the severance date and not exercised during such period, shall terminate at the close of the business on the last day of the 30-day period.

Option exercise

The option shall be exercisable by the delivery to the secretary of the corporation of a written notice, in the form approved by the Group, stating the number of ordinary shares to be purchased pursuant to the option and payment in full for the exercise price of the shares to be purchased in cash, by check or by electronic funds transfer to the Group.

Management used the Black-Scholes option pricing model, with the assistance of American Appraisal China Limited, to estimate the fair value of the options on their respective grant date with the following assumptions:

	Scheme I	Scheme II	Scheme III	Options granted to a potential independent director (unaudited)
Expected price volatility range	56.3%-58.1%	50.5%-50.6%	49.8%-52.4%	45.4%-48.1%
Risk-free interest rate range	4.17%-4.36%	5.77%-5.81%	5.77%-5.83%	4.99%-5.03%
Expected life range (years)	5.25-6.33	5.50-6.26	5.28-6.54	5.19-5.94
Expected dividends	—	1.00%	1.00%	—
Fair value of ordinary share at grant date	$0.27	$3.56	$3.56	$9.15

The fair value of the options at the grant date was $0.11, $2.38, $1.67 and $6.48 (unaudited) for each option for Scheme I, Scheme II, Scheme III option plans, and the options granted to a potential independent director, respectively.

In calculating the fair value of the options using the Black-Scholes option pricing model, the following major assumptions were used:

(1)    Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options. The companies selected for reference were Comcast Corporation, Cablevision Systems Corporation, Thomson and NDS Group plc.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

(2)    Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(3)    Expected term

As the Company did not have historical share option exercise experience, it estimated the expected term as the average between the vesting term of the options and the original contractual term.

(4)    Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)    Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(6)    Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates, except for the options to purchase 40,000 of the Company’s ordinary shares granted on May 15, 2007, was determined based on (i) a contemporaneous valuation performed by American Appraisal China Limited with respect to option grants made on September 22, 2006 and (ii) a retrospective valuation performed by American Appraisal China Limited with respect to option grants made on February 3, 2005, as indicated in its valuation reports dated January 2, 2007. As the Company believed that there was no material change in its operations in the short period between September 22, 2006 and December 5, 2006 that would materially impact the fair value of its ordinary shares, the estimated fair value of share options granted on December 5, 2006 was determined based on the estimated fair value of its ordinary shares as of September 22, 2006. The estimated fair value of share options granted on May 15, 2007 was determined based on the price paid by investors to purchase the Company’s ordinary shares from China Capital in eight separate transactions in March and April 2007. Since such sales and purchases of the Company’s ordinary shares took place between unrelated parties at arm’s length and the aggregate number of ordinary shares sold in those transactions accounted for more than 10% of the Company’s total issued and outstanding shares, the Company believes that the purchase price paid by the investors in those transactions represents the fair value of its ordinary shares at the time of those transactions. In light of the fact that no significant changes in the financial, business and other conditions of the Company occurred between April and May 2007, the Company determined that such purchase price continued to represent the fair value of the Company’s ordinary shares on May 15, 2007.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

A summary of stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as at December 31, 2004	—	—
Granted	3,115,416	$0.54
Exercised	—	—
Forfeited	241,732	0.54
Options outstanding as at December 31, 2005	2,873,684	0.54
Granted	1,163,886	3.05
Exercised	—	—
Forfeited	5,111	1.77
Options outstandings as at December 31, 2006	4,032,459	1.27
Granted	40,000	4.17
Exercised	—	—
Forfeited	11,556	4.17

Options outstanding as at June 30, 2007 (unaudited)	4,060,903	$1.29

The following table summarizes information with respect to share options outstanding at December 31, 2006:

	Options Outstanding				Options Exercisable
Range of exercise price	Number Outstanding	Weighted-average remaining Contractual Life	Weighted- average exercise price	Intrinsic value	Number exercisable	Weighted- average exercise price	Intrinsic value
$0.54	2,873,684	8.10 years	$0.54	$3.02	1,869,254	$0.54	$3.02
$1.77	538,563	9.73 years	$1.77	$1.79	—	—	—
$4.17	620,212	9.93 years	$4.17	$—	—	—	—

	4,032,459

The aggregate intrinsic value of options outstanding and vested as of December 31, 2006 was $9,641,937 and $5,644,044, respectively.

The following table summarizes information with respect to share options outstanding at June 30, 2007 (unaudited):

Range of exercise price	Number Outstanding	Weighted-average remaining Contractual Life	Weighted- average exercise price	Intrinsic value	Number exercisable	Weighted- average exercise price	Intrinsic value
$0.54	2,873,684	7.60 years	$0.54	8.61	$2,060,549	$0.54	$8.61
$1.77	538,563	9.24 years	$1.77	7.38	—	—	—
$4.17	608,656	9.44 years	$4.17	4.98	—	—	—
$4.17	40,000	9.88 years	$4.17	4.98	—	—	—

	4,060,903

The aggregate intrinsic value of options outstanding and vested as of June 30, 2007 (unaudited) was $31,936,184 and $17,734,475, respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

The Group recorded a related compensation expense of $Nil, $212,480, $337,620, $28,092 and $686,871 in 2004, 2005, 2006, and the six months ended June 30, 2006 (unaudited) and June 30, 2007 (unaudited), respectively. The total grant-date fair value for options vested during the years ended December 31, 2004, 2005, and 2006 and six months ended June 30, 2006 (unaudited) and June 30, 2007 (unaudited) was $Nil, $153,577, $205,850, $176,355, and $226,917, respectively.

There were $2,113,657 and $1,685,786 of total unrecognized compensation expense related to nonvested share options granted as of December 31, 2006 and June 30, 2007 (unaudited). The expense is expected to be recognized over four years from December 31, 2006 onward.

20. ORDINARY SHARES

The Company has the following activities related to ordinary shares:

(a) On June 7, 2004, the Company issued:

•	16,110,000 ordinary shares to China Capital for cash proceeds of $4,027.50.

•	1,890,000 ordinary shares to China Cast for cash proceeds of $472.50.

•	12,000,000 ordinary shares to Yunxi Investment Holdings Limited (“Yunxi Investment”) for cash proceeds of $3,000.

(b) On August 16, 2006, the following events occurred:

•	Yunxi Investment transferred all of its 12,000,000 ordinary shares to China Capital.

•	China Capital transferred 1,419,000 ordinary shares to China Cast.

(c) On November 16, 2006, the following events occurred:

•	China Capital transferred 7,742,400 ordinary shares to Capital International, and 257,600 ordinary shares to CGPE. Both Capital International and CGPE are new external investors of the Group.

•	SAIF converted 3,622,222 Series A preferred shares to 4,000,000 ordinary shares, of which 3,871,200 ordinary shares were transferred to Capital International, and 128,800 transferred to CGPE.

(d) From January 1, 2007 to June 30, 2007, China Capital sold 6,688,920 ordinary shares to eleven new investors.

As of December 31, 2006, the ordinary shareholders and their share percentages are as below:

	Number of shares	Share percentage
China Capital	18,691,000	43.0%
China Cast	3,309,000	7.6%
Capital International	11,613,600	26.7%
CGPE	386,400	0.9%

Total	34,000,000	78.2%

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

As of June 30, 2007 (unaudited), the ordinary shareholders and their share percentages are as below:

	Number of Shares	Share percentage
China Capital	12,002,080	27.6%
China Cast	3,309,000	7.6%
Capital International	11,613,600	26.7%
CGPE	386,400	0.9%
MUS Roosevelt China Pacific Fund L.P.	1,148,720	2.6%
GM Investment Company Limited	1,092,880	2.5%
Indus Asia Pacific Master Fund Ltd.	990,000	2.3%
Board Land International Limited	601,120	1.4%
Skyeast Global Limited	572,000	1.3%
Soar High Limited	546,400	1.3%
Everyoung Capital Management Limited	476,000	1.1%
Blydeport Investments Limited	491,800	1.1%
Indus Opportunity Master Fund Ltd.	330,000	0.8%
Indus Structured Finance Master Fund L.P.	220,000	0.5%
Indus Japan Master Fund Ltd.	220,000	0.5%

Total	34,000,000	78.2%

As of December 31, 2006 and June 30, 2007 (unaudited), SAIF held 8,600,000 Series A preferred shares, which can be converted into 9,496,932 ordinary shares, representing 21.8% of total equity interest in the Company on an as-converted basis.

21. MAINLAND CHINA CONTRIBUTION PLAN

Full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $147,978, $294,349, $391,539, $146,283 and $326,560 for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively.

22. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Capital commitment

Capital commitment for the purchase of the equity interest in an investee, as of June 30, 2007 (unaudited), is as follows:

Long-term investment	$282,788

In March 2007, N-T Digital TV signed an agreement with N-T Information Engineering and a Japanese multinational company, in which N-T Information Engineering agreed to transfer its 51% equity interest in Foshan Nanhai Guokai Digital TV Technology Co., Ltd. (“Nanhai Guokai”) to N-T Digital TV. Nanhai Guokai

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

is an equity joint venture company established by N-T Information Engineering (who owns 51%) and the Japanese multinational company (who owns 49%) in August 2004. The agreed transfer price was $282,788, which had not been paid by N-T Digital TV as of June 30, 2007. The transfer was made effective on July 27, 2007, when the transaction was approved by the relevant PRC governmental authorities.

(b) Operating lease

The Group has operating lease agreements principally for its office spaces in the PRC. These leases expire during 2009 and are renewable upon negotiation. Rental expense under operating leases for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 (unaudited) and 2007 (unaudited) was $165,485, $304,104, $306,342, $164,691 and $224,029, respectively.

Future minimum lease payments under non-cancelable operating lease agreements are as follows:

Six months ending December 31, 2007	$277,192
2008	554,384
2009	145,841

$977,417

The Group’s variable interest entity, N-T Digital TV, has engaged in certain business activities without necessary permits. The PRC government introduced regulations in 1999 generally requiring a company that engages in the production and sale of encryption products to obtain two licenses, one for the production of encryption products and the other for the sale and distribution of encryption products. The implementation rules for issuing such two licenses were promulgated in December 2005. N-T Digital TV has engaged in the production and sale of encryption products since its establishment in May 2004, but it did not obtain the license for the production of encryption products until June 2006. It has also applied for a license for the sale of encryption products but its application may not be successful. If its application is unsuccessful, N-T Digital TV may be required to discontinue selling encryption products and consequently, the Group’s business and operating results may be materially adversely affected. The Group did not accrue a loss contingency under SFAS No. 5, “Accounting for Contingencies”, for the years ended December 31, 2004, 2005 and 2006, or the six months ended June 30, 2007 as it is not probable that the Group will not obtain the required license and the amount of loss for failing to obtain such license cannot be reasonably estimated.

The Group’s CA systems business uses encryption technology and thus is required by the relevant PRC laws and regulations to obtain a license to produce commercial encryption products. Although foreign-invested enterprises incorporated in the PRC, such as CDTV BVI’s subsidiary, Super TV, are not expressly prohibited from conducting a business that uses encryption technology, foreign-invested enterprises may have difficulty obtaining the necessary license due to the PRC encryption authority’s generally restrictive approach towards foreign participation in the PRC encryption industry. N-T Digital TV, which is wholly owned by PRC citizens and through which the Group conducts the Group’s CA system business, has obtained a license to produce commercial encryption products as required for the Group’s business. The Group’s contractual arrangements with N-T Digital TV and its shareholders provide the Group with the economic benefits of, and substantive control over, N-T Digital TV. If the PRC encryption authority determines that the Group’s control over, or relationship with, N-T Digital TV through those contractual arrangements is contrary to their generally restrictive approach towards foreign participation in the PRC encryption industry, it may revoke, or refuse to renew, N-T

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

Digital TV’s license to produce commercial encryption products, or refuse to grant any other encryption-related license that may be required for the Group’s business in the future. If that were to happen, the Company might have to discontinue all or a substantial portion of the Group’s business pending the re-issuance, extension or issuance of the required license and consequently, the Group’s business, financial condition or operating results could be materially adversely affected. The Group did not accrue a loss contingency under SFAS No. 5, “Accounting for Contingencies”, for the years ended December 31, 2004, 2005 and 2006, or the six months ended June 30, 2007 as it is not probable that the PRC authority will revoke the Group’s license due to the contractual arrangement currently in place and the amount of loss for the possible revocation of license cannot be reasonably estimated.

23. RELATED PARTY BALANCES AND TRANSACTIONS

a. Amounts due from related parties

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
Amount due from N-T Information Engineering	$2,740,482	$1,668,036	$1,594,899

•	The balance as at December 31, 2005 is comprised of the following:

(1)	$1,997,004 represented an amount N-T Digital TV paid to N-T Information Engineering with the original intention to acquire additional 25% equity shares in Zhongshi from N-T Information Engineering. This amount was paid back by N-T Information Engineering to N-T Digital TV in 2006 because the Company decided not to pursue this transaction for business reasons.

(2)	$743,478 was a short-term loan to N-T Information Engineering on August 25, 2005, with an interest rate of 0.435% per month and was repayable on February 25, 2006. The loan was borrowed by N-T Information Engineering for operating purpose and was repaid in February 2006.

•

For the balance as at December 31, 2006, $1,543,275 represented receivables from N-T Information Engineering for the purchase consideration that was originally paid by N-T Digital TV relating to the set-top box acquisition (see Note 4). This amount was fully paid by N-T Information Engineering in April 2007. The remaining balance of $124,761 was for goods sold to N-T Information Engineering.

•

For the balance as at June 30, 2007 (unaudited), $1,471,353 represented a loan provided to N-T Information Engineering in April 2007. The loan bears an interest rate of 0.47925% per month and is repayable in April 2008. The remaining balance of $123,546 was for goods sold to N-T Information Engineering.

b. Related party transaction relating to share-based compensation

The Group granted 143,474 Type I options under Scheme I of Share Incentive Plans to Tech Power Enterprises, an affiliated company of SAIF, and accordingly the Group incurred $11,151, $2,547, $849 and $31,963 of share-based compensation expense in 2005, 2006 and the six months ended June 30, 2006 (unaudited) and 2007 (unaudited), respectively.

CHINA DIGITAL TV HOLDING CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

AND FOR THE SIX MONTHS ENDED JUNE 30,

2006 (UNAUDITED) AND 2007 (UNAUDITED)

c. Related party transaction relating to trademark licensing agreement (unaudited)

Pursuant to an agreement entered into in March 2007, N-T Information Engineering granted the Group a non-exclusive license to use certain trademarks free of charge.

24. DIVIDENDS

In August 2006, the Group declared and paid a $10,000,000 cash dividend to its shareholders, of which $2,690,583 was paid to its Series A preferred shareholder, SAIF, and $7,309,417 to its ordinary shareholders.

In November 2006, the Group declared a $11,300,000 cash dividend to its shareholders, of which $3,040,359 was declared to its Series A preferred shareholder, SAIF, and $8,259,641 to its ordinary shareholders. The amount was paid in full in February 2007.

25. STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Company’s subsidiary and variable interest entity in the PRC are required to maintain a non-distributable statutory surplus reserve. Payments to the statutory surplus reserves are required to be made at not less than 10% of profit after taxes as reported in each entity’s statutory financial statements prepared under PRC GAAP. Once paid into the statutory surplus reserves, these amounts are not available for future distribution to owners or shareholders. Once an entity’s reserve accumulates to an amount equal to 50% of such entity’s registered capital, the entity can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and an increase in registered capital of the relevant entity. Amounts contributed to the two entities’ statutory reserve were $Nil, $387,680 and $1,965,693 for the years ended December 31, 2004, 2005 and 2006, respectively.

26. SUBSEQUENT EVENTS

On September 13, 2007, the shareholders of CDTV Holding approved a resolution that, simultaneously with the consummation of the IPO, the authorized share capital of the Company of US$50,000, which is divided into 91,400,000 ordinary shares of par value US$0.0005 each and 8,600,000 preferred shares of par value US$0.0005 each, shall be redesignated and classified as 100,000,000 ordinary shares of par value US$0.0005 each, and the authorized capital shall be increased from US$50,000 divided into 100,000,000 ordinary shares of par value US$0.0005 each to US$100,000.00 divided into 200,000,000 ordinary shares of par value $0.0005 each, by the creation of 100,000,000 ordinary shares of US$0.0005 each.

On September 13, 2007, the shareholders of CDTV Holding approved the 2008 Stock Incentive Plan. Pursuant to the 2008 Stock Incentive Plan, the Company may issue stock options, stock appreciation rights, stock bonuses, restricted stock and restricted stock units, performance stock, stock units, phantom stock, dividend equivalents or similar rights to directors, officers, employees, consultants and advisors to purchase or acquire shares. The Company reserved a total of 1,200,000 ordinary shares for issuance under the 2008 Stock Incentive Plan, subject to any adjustments as contemplated by the plan. No awards have been granted under the 2008 Stock Incentive Plan.

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(In U.S. dollars)

	December 31,
	2005	2006
Assets:
Cash and cash equivalents	$2,529,391	$2,673,332
Investments in subsidiaries	5,298,765	16,627,597

Total Assets	7,828,156	19,300,929

Liabilities, redeemable convertible preferred shares and shareholders’ equity
Accrued expense and other liabilities	—	60,062
Dividend payable	—	11,300,000
Warrant	917,219	—

Total Liabilities	917,219	11,360,062
Series A convertible redeemable preferred shares	12,000,000	16,078,197
Ordinary shares	15,000	17,000
Additional paid-in capital	204,980	4,887,267
Accumulated deficit	(5,473,670)	(13,783,447)
Foreign currency translation	164,627	741,850

Total shareholders’ equity/(deficiency)	(5,089,063)	(8,137,330)

Total liabilities, redeemable convertible preferred shares and shareholders’ equity	$7,828,156	$19,300,929

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

(In U.S. dollars)

	For the years ended December 31,
	2004	2005	2006
Operating expenses:
Research and development (including share-based compensation of $Nil, $103,311 and $166,812 for 2004, 2005 and 2006, respectively)	$—	$103,311	$166,812
Sales and marketing expenses (including share-based compensation of $Nil, $32,076 and $56,101 for 2004, 2005 and 2006, respectively)	—	32,076	56,101
General and administrative (including share-based compensation of $Nil, $77,093 and $114,707 for 2004, 2005 and 2006, respectively)	44,509	79,166	269,848

Total Operating Expense	44,509	214,553	492,761

Income/(loss) from operations	(44,509)	(214,553)	(492,761)

Equity in earnings of subsidiaries	(1,735,877)	4,708,036	18,823,622

Fair value change of warrant	(472,226)	(17,601)	(5,406,374)

Interest income	1,024	67,439	65,736

Net income/(loss)(1)	(2,251,588)	4,543,321	12,990,223

Deemed dividend to preferred shareholder at issuance	(7,427,392)	—	—
Cash dividend to preferred shareholders	—	—	(5,730,942)
Net income/(loss) attributable to holders of ordinary shares	$(9,678,980)	$4,543,321	$7,259,281

(1)	The net loss for the year ended December 31, 2004 did not include the net loss from smart card and CA systems business in N-T Information Engineering in 2004 before recapitalization, as CDTV BVI was not in existence until May 31, 2004.

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity/ (deficiency)	Comprehensive income/(loss)
	Shares	Amount
Balances as of January 1, 2004	—	—	—	—	—	—	—

Issuance of ordinary shares	30,000,000	$15,000	$(7,500)	—	—	$7,500	—
Recognition of preferred share redemption value at issuance	—	—	—	—	$(7,427,392)	(7,427,392)	—
Transfer of smart card and CA systems business to N-T Digital TV	—	—	—	—	(338,011)	(338,011)	—
Net loss	—	—	—	—	(2,251,588)	(2,251,588)	(2,251,588)
Foreign currency translation adjustment	—	—	—	7	—	7	7

Balance as of December 31, 2004	30,000,000	15,000	(7,500)	7	(10,016,991)	(10,009,484)	(2,251,581)

Share based compensation	—	—	212,480	—	—	212,480	—
Net income	—	—	—	—	4,543,321	4,543,321	4,543,321
Foreign currency translation adjustment	—	—	—	164,620	—	164,620	164,620

Balance as of December 31, 2005	30,000,000	15,000	204,980	164,627	(5,473,670)	(5,089,063)	4,707,941

Share based compensation	—	—	337,620	—	—	337,620	—
Net income	—	—	—	—	12,990,223	12,990,223	12,990,223
Dividend paid to shareholders	—	—	—	—	(10,000,000)	(10,000,000)	—
Dividend declared to shareholders	—	—	—	—	(11,300,000)	(11,300,000)	—
Conversion of Series A preferred shares into ordinary shares	4,000,000	2,000	4,344,667	—	—	4,346,667	—
Foreign currency translation adjustment	—	—	—	577,223	—	577,223	577,223

Balance as of December 31, 2006	34,000,000	$17,000	$4,887,267	$741,850	$(13,783,447)	$(8,137,330)	$13,567,446

CHINA DIGITAL TV HOLDING CO., LTD.

Additional Information—Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the years ended December 31,
	2004	2005	2006
Cash flows from operating activities:
Net income/(loss)	$(2,251,588)	$4,543,321	$12,990,223
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Share-based compensation	—	212,480	337,620
Fair value change of warrant	472,226	17,601	5,406,374
Equity in earnings (loss) of subsidiaries	1,735,877	(4,708,036)	(18,823,622)
Changes in assets and liabilities:
Accrued expenses and other current liabilities	—	—	60,062
Dividend received from subsidiary	—	—	10,072,013

Net cash provided by / (used in) operating activities	(43,485)	65,366	10,042,670

Investing activities:
Injection of capital to subsidiary	(2,500,000)	—	(2,000,000)

Net cash used in investing activities	(2,500,000)	—	(2,000,000)
Financing activities:
Proceeds from issuance of preferred share and ordinary shares	5,004,500	3,000	—
Exercise of warrants	—	—	2,101,271
Dividend paid to shareholders	—	—	(10,000,000)

Net cash provided by / (used in) financing activities	5,004,500	3,000	(7,898,729)
Effect of exchange rate changes	—	—	—
Net increase in cash and cash equivalents	2,461,015	68,376	143,941
Cash and cash equivalents, beginning of the year	—	2,461,015	2,529,391

Cash and cash equivalents, end of the year	$2,461,015	$2,529,391	$2,673,332
Supplemental disclosure of cash flow information:
Non-cash financing activities:
Conversion of series A convertible redeemable preferred shares to ordinary shares	—	—	4,346,667

Notes:

1. Basis for Preparation

The Condensed Financial Information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used the equity method to account for its investment in its subsidiaries, CDTV BVI and Super TV, and its variable interest entity, N-T Digital TV.

2. Convertible Redeemable Preferred Shares

In June 2004, 10,000,000 Series A convertible redeemable preferred shares were issued to SAIF. Key features of the Series A preferred shares are as follows:

Redemption

Beginning on the fifth anniversary of the date on which the Series A convertible redeemable preferred shares were first issued, the Company shall, at the election of any holder of Series A convertible redeemable preferred shares, redeem all or part of the Series A convertible redeemable preferred shares held by such redeeming holder. The redemption price shall be 200% of the purchase price per share plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

The redemption value was $12,000,000. The difference of $7,427,392 between the redemption value and carrying value of the preferred shares represented a deemed dividend to preferred shareholders, and it was recognized immediately as the preferred shares were issued in 2004.

Conversion

Each shareholder of the Series A preferred shares will have the right, at its sole discretion, to convert all or any portion of its Series A preferred shares into ordinary shares at any time after the closing date of the preferred share purchasing transaction at the conversion ratio.

The conversion ratio used to calculate the number of conversion shares is 0.9055556, subject to general anti-dilution adjustments. The number of the conversion shares to be issued to SAIF equals the number of Series A preferred shares held by SAIF divided by the conversion ratio.

As the effective conversion price exceeded the fair value of ordinary shares on issuance day, there was no beneficial conversion feature upon issuance of Series A convertible redeemable preferred shares in 2004.

Voting rights

Each Series A preferred share will be entitled to vote on all matters submitted to a vote of the shareholders and will be entitled to the number of votes equal to the number of ordinary shares then issuable upon conversion at the applicable conversion ratio.

Dividends preference

No dividend, whether in cash, in property, in shares of the Company or otherwise, shall be paid on any class or series of shares of the Company in the next ten years after the closing date of the sale of Series A preferred shares until a qualified initial public offering or unless and until a dividend in like amount is first paid in full on the Series A preferred shares on an as-if-converted basis.

Liquidation preference

In the event of liquidation, the shareholder of the Series A preferred shares would be entitled to receive in preference to the shareholders of the ordinary shares a per share amount equal to 2 times the purchase price per share and any declared but unpaid dividends, proportionately adjusted for share splits, share dividends, and recapitalization. After the full preference amount has been paid on all the Series A preferred shares, any remaining assets of the Company or proceeds received by the Company or its shareholders shall be distributed to the shareholders of the ordinary shares and the preferred shares pro rata on an as-if-converted basis.

3. Warrant

In June 2004, in conjunction with the issuance of Series A preferred shares, CDTV BVI issued a warrant to SAIF to purchase additional Series A preferred shares for the RMB equivalent of $2,000,000 on the issuance date. The exercise price per share for the warrant is 150% of the aggregate purchase price per Series A preferred share, subject to adjustments made in accordance with the anti-dilution provisions applicable to the preferred shares. The warrant is not subject to any conditions on its exercise after the closing of the preferred share financing until the earlier of (i) 5 years after the closing date of sale of the Series A preferred shares; or (ii) the consummation of an initial public offering in an international capital market. The warrant was recorded as a liability based on its estimated fair value in accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, and remeasured to its fair value at every subsequent reporting date until the warrant was exercised.

The fair value of the warrant was $427,392 on June 10, 2004, the grant date of the warrant, and $899,618 and $917,219 on December 31, 2004 and 2005, respectively. The fair value of the warrant on the exercise date, November 16, 2006, was $6,323,593. The fair value was estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	June 10, 2004	December 31, 2004	December 31, 2005	November 16, 2006
Expected price volatility	65.7%	59.4%	31.5%	34.9%
Risk-free interest rate	3.2%	3.6%	4.7%	5.5%
Expected life of the warrant (years)	3.26	2.5	1.5	0.62
Expected dividends	—	—	—	—
Fair value of preferred share	$0.56	$0.97	$1.22	$3.72

The change in fair value of warrant was $472,226, $17,601 and $5,406,374 as of December 31, 2004 and 2005 and the conversion date, respectively.

On November 16, 2006, SAIF exercised the warrant and obtained 2,222,222 Series A preferred shares for a net cash consideration of $2,101,271 at a price of $0.95 per share after the stock split effect. There is no beneficial conversion feature in connection with the exercise of the warrant as the fair value of ordinary shares into which the preferred shares can be converted is lower than the sum of the carrying value of the warrant and the proceeds received from SAIF for exercise of the warrant. The fair value of the ordinary shares and the carrying value of the warrant on the date the warrant was exercised were determined using the estimated fair market value.

Making the Switch to Digital

Our products help network operators provide digital TV programs through:

Cable TV

Terrestrial Broadcasting

Satellite Broadcasting

永新视博
CHINA DIGITAL TV

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of our directors, executive officers, auditors and any trustee for the time being acting in relation to any of our affairs, as well as every former director, officer, auditor or trustee and their respective heirs, executors, administrators, and personal representatives, against all actions, costs, charges, losses, damages and expenses incurred in their respective capacities, except that such indemnification does not extend to any matter in respect of fraud or dishonesty that may attach to any of them.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities listed below without registering the securities under the Securities Act. In the case of each transaction referenced in this Item 7, the issuance was (i) a private placement of securities with fewer than ten purchasers who are all non-U.S. residents, no directed selling efforts, no discounts and commissions or fees, no underwriter, and no “substantial U.S. market interest” as defined in Regulation S under the Securities Act; (ii) grants of options made to a large number of our employees or non-employee directors pursuant to an employee benefit plan, as exempted by Rule 701 under the Securities Act; or (iii) other transactions by an issuer not involving any public offering, pursuant to Section 4(2) of the Securities Act. Therefore, the registrant believes that each of the following issuances was exempt from registration. Except otherwise indicated, all references to the number of ordinary shares and the number of Series A preferred shares take into account the May 2007 40-for-1 share split.

In June 2004, CDTV BVI (i) issued and sold 10,000,000 Series A preferred shares of par value $0.00025 each, or Series A preferred shares, of CDTV BVI to SB Asia Infrastructure Fund L.P. at a purchase price of $0.50 per share; and (ii) granted a warrant to SB Asia Infrastructure Fund L.P. to purchase additional Series A preferred shares for a total consideration of $2 million. The registrant believes this issuance was exempt from registration under the Securities Act in reliance on Regulation S.

In November 2006, CDTV BVI issued to SB Asia Infrastructure Fund L.P. (i) 4,000,000 ordinary shares of par value $0.00025 per share, or ordinary shares, in exchange for 3,622,222.4 Series A preferred shares held by the latter; and (ii) 2,222,222.4 Series A preferred shares at a purchase price of $0.9455 per share as a result of the exercise by SB Asia Infrastructure Fund L.P. of the warrant to purchase additional Series A preferred shares from CDTV BVI. The registrant believes this issuance was exempt from registration in reliance on Regulation S.

In May 2007, CDTV BVI executed a 40-for-1 share split of its ordinary shares and Series A preferred shares. Following this share split, the then shareholders of CDTV BVI exchanged all of their shares of CDTV BVI for shares of CDTV Holding in proportion to their percentage interest in CDTV BVI. CDTV Holding issued an aggregate of 34,000,000 ordinary shares and 8,600,000 Series A preferred shares to the then shareholders of CDTV BVI in this exchange of shares. The registrant believes the issuances to the then shareholders of CDTV BVI were exempt from registration in reliance on Regulation S, except for the issuances to CGPE IV, L.P., and Capital International Private Equity Fund IV, L.P., both of which the Company believes were accredited investors under Rule 501(a)(3) under the Securities Act, making these issuances exempt pursuant to Section 4(2) of the Securities Act.

Pursuant to our 2005 Stock Incentive Plan, we granted stock options to purchase 2,971,942, 543,674 and 620,212 ordinary shares on February 3, 2005, September 22, 2006 and December 5, 2006, respectively, of which options to purchase 258,399 ordinary shares were subsequently forfeited. The registrant believes the issuances of these stock options were exempt from registration in reliance on Rule 701. Options to purchase 3,877,429 ordinary shares remained outstanding as of June 30, 2007. As of June 30, 2007, no stock options issued under the 2005 Stock Incentive Plan had been exercised. In connection with the share swap in May 2007, the options already granted under the 2005 Stock Incentive Plan were converted into options for the ordinary shares of our company.

In addition, we granted options to purchase 143,474 ordinary shares on February 3, 2005 to Tech Power Enterprises, a company affiliated with SAIF. We also granted options to purchase 40,000 ordinary shares on May 15, 2007 to Mr. Louis T. Hsieh, who will become an independent director of our company upon completion of this offering. As of June 30, 2007, none of these stock options had been exercised. The registrant believes the issuances of these stock options were exempt from registration in reliance on Regulation S.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibits	Description
1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

3.2*	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

4.1*	Specimen of Share Certificate.

4.2*	Form of Deposit Agreement, including form of American Depositary Receipts.

4.3*	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

5.1*	Opinion of Conyers Dill & Pearman, Cayman Islands counsel to China Digital TV Holding Co., Ltd., as to the validity of the ordinary shares being registered.

8.1*	Opinion of Sullivan & Cromwell LLP, United States counsel to China Digital TV Holding Co., Ltd., regarding certain tax matters.

8.2*	Opinion of Conyers Dill & Pearman regarding certain tax matters.

10.1*	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

10.2*	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

10.3*	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.4*	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

Exhibits	Description

10.5*	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

10.6*	Trademark Licensing Agreement entered into in March 2007 between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

10.7*	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.8*	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.9*	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.10*	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.11*	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.12*	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Ms. Li Yang; the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao.

10.13*	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

10.14*	Share Pledge Agreement, dated September 1, 2005, between Ms. Li Yang and Beijing Super TV Co., Ltd.; and the Supplemental Agreement thereto, dated August 18, 2007, among Ms. Li Yang, Beijing Super TV Co., Ltd. and Ms. Wei Gao.

10.15*	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.; and the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao.

10.16*	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

10.17*	Power of Attorney, dated August 18, 2007, of Ms. Wei Gao.

10.18*	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

10.19*	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

10.20*	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

10.21*	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

Exhibits	Description

10.22*	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

10.23*	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.24*	Form of Property Lease Agreement.

10.25*	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.26*	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

10.27*	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

10.28*	Form of Indemnification Agreement for Directors.

10.29*	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of stock option agreement.

10.30††*	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

10.31*	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

10.32*	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

21.1*	List of Subsidiaries of China Digital TV Holding Co., Ltd.

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).

23.3*	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1).

23.4*	Consent of American Appraisal China Limited.

23.5*	Consent of King & Wood, PRC Lawyers.

23.6*	Consent of Louis T. Hsieh.

24.1*	Powers of Attorney (contained on signature page to registration statement).

99.1*	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the Securities and Exchange Commission separately with a confidential treatment request.
*	Filed previously.

(b)	Financial Statement Schedules.

The financial statement schedule required to be filed is listed on page F-1 hereof and appears on pages F-43 through F-48 hereof.

Item 9. Undertakings

(a)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, People’s Republic of China, on October 3, 2007.

CHINA DIGITAL TV HOLDING CO., LTD.

By:	/s/ Jianhua Zhu
Name:	Jianhua Zhu
Title:	Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on October 3, 2007 in the capacities indicated.

Signature	Title

/s/ Zengxiang Lu Zengxiang Lu	Chairman and Chief Strategy Officer

/s/ Jianhua Zhu Jianhua Zhu	Director and Chief Executive Officer (principal executive officer)

Andrew Y. Yan	Director

/s/ Hua Guo Hua Guo	Director

/s/ James Hsiang Ming Ho James Hsiang Ming Ho	Director

/s/ Liang Xu Liang Xu	Chief Financial Officer (principal financial and accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States, of China Digital TV Holding Co., Ltd., has signed this Registration Statement or amendment thereto in the City of Newark, Delaware, on October 3, 2007.

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

EXHIBIT INDEX

Exhibits	Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

3.2*	Second Amended and Restated Memorandum and Articles of Association of China Digital TV Holding Co., Ltd.

4.1*	Specimen of Share Certificate.

4.2*	Form of Deposit Agreement, including form of American Depositary Receipts.

4.3*	First Amended and Restated Shareholders Agreement of China Digital TV Holding Co., Ltd., dated September 13, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., China Digital TV Technology Co., Ltd., China Capital Investment Holdings Limited, China Cast Investment Holdings Limited, SB Asia Infrastructure Fund L.P., Capital International Private Equity Fund IV, L.P., CGPE IV, L.P. and certain other shareholders.

5.1*	Opinion of Conyers Dill & Pearman, Cayman Islands counsel to China Digital TV Holding Co., Ltd., as to the validity of the ordinary shares being registered.

8.1*	Opinion of Sullivan & Cromwell LLP, United States counsel to China Digital TV Holding Co., Ltd., regarding certain tax matters.

8.2*	Opinion of Conyers Dill & Pearman regarding certain tax matters.

10.1*	Asset Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd.

10.2*	Equity Transfer Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and related (i) Equity Entrustment Agreement, dated September 10, 2004, and (ii) Equity Purchase Entrustment Agreement, dated April 1, 2004, both between the same parties.

10.3*	Asset Purchase Agreement, dated June 8, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.4*	Equity Transfer Agreement, dated August 4, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and related Equity Transfer Agreement, dated March 15, 2007, among Novel-Tongfang Information Engineering Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Panasonic Corporation of China.

10.5*	Asset Transfer Agreement, dated August 5, 2006, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the Supplemental Agreement thereto, dated April 6, 2007.

10.6*	Trademark Licensing Agreement entered into in March 2007 between Beijing Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

10.7*	Equipment Leasing Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.8*	Technical Support and Related Service Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.9*	Technology License Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.10*	Technology Development Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.11*	Products and Software Purchase Agreement, dated June 7, 2004, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.12*	Equity Transfer Option Agreement, dated June 7, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Ms. Li Yang; the Supplemental Agreement thereto, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and the No. 2 Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao.

10.13*	Share Pledge Agreement, dated September 1, 2005, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Super TV Co., Ltd.

10.14*	Share Pledge Agreement, dated September 1, 2005, between Ms. Li Yang and Beijing Super TV Co., Ltd.; and the Supplemental Agreement thereto, dated August 18, 2007, among Ms. Li Yang, Beijing Super TV Co., Ltd. and Ms. Wei Gao.

10.15*	Business Operating Agreement, dated September 1, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.; and the Supplemental Agreement thereto, dated August 18, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd., Ms. Li Yang, Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Ms. Wei Gao.

10.16*	Power of Attorney, dated September 1, 2005, of Novel-Tongfang Information Engineering Co., Ltd.

10.17*	Power of Attorney, dated August 18, 2007, of Ms. Wei Gao.

10.18*	Entrusted Loan Agreement, dated August 23, 2004, among Beijing Super TV Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Bank of Beijing, Shangdi Branch.

10.19*	Entrusted Loan Agreement, dated July 13, 2004, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

10.20*	Entrusted Loan Agreement, dated August 25, 2005, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

10.21*	Loan Agreement, dated April 4, 2007, between Beijing Super TV Co., Ltd. and Novel-Tongfang Information Engineering Co., Ltd. and the related Entrusted Loan Agreement, dated April 12, 2007, among Beijing Super TV Co., Ltd., Novel-Tongfang Information Engineering Co., Ltd. and Bank of Beijing, Shangdi Branch.

10.22*	Service Agreement, dated April 2, 2007, between Novel-Tongfang Information Engineering Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd.

10.23*	Interest Payment Agreement, dated November 30, 2006, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.24*	Form of Property Lease Agreement.

10.25*	Fixed Assets Transfer Agreement, dated March 28, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Beijing Super TV Co., Ltd.

10.26*	Form of Employment Agreement and related Form of Agreement on Confidentiality and Intellectual Property.

10.27*	Form of Non-Disclosure, Non-Competition, Commitment and Proprietary Information Agreement.

10.28*	Form of Indemnification Agreement for Directors.

10.29*	Amended and Restated 2005 Stock Incentive Plan of China Digital TV Holding Co., Ltd. and form of stock option agreement.

10.30††*	Cooperation Agreement, dated January 5, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and Jiangsu Qingda Science and Technology Industries Co., Ltd.

10.31*	Cooperation Agreement, dated July 18, 2007, between Beijing Novel-Tongfang Digital TV Technology Co., Ltd. and China Electronics Smart Card Co., Ltd.

10.32*	2008 Stock Incentive Plan of China Digital TV Holding Co., Ltd.

21.1*	List of Subsidiaries of China Digital TV Holding Co., Ltd.

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).

23.3*	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1).

23.4*	Consent of American Appraisal China Limited.

23.5*	Consent of King & Wood, PRC Lawyers.

23.6*	Consent of Louis T. Hsieh.

24.1*	Powers of Attorney (contained on signature page to registration statement).

99.1*	Code of Business Conduct and Ethics of China Digital TV Holding Co., Ltd.

††	Portions of the agreement have been omitted pursuant to a confidential treatment request and have been filed with the Securities and Exchange Commission separately with a confidential treatment request.
*	Filed previously.